As filed with the Securities and Exchange Commission on April 9, 2019
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bank First National Corporation
(Exact Name of Registrant as Specified in its Charter)

Wisconsin	6021	39-1435359
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
402 N. 8th Street
Manitowoc, Wisconsin 54220
(920) 652-3100
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Kelly M. Dvorak
General Counsel
Bank First National Corporation
402 N. 8th Street
Manitowoc, Wisconsin 54220
Tel: (920) 652-3100
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:
Mark C. Kanaly David S. Park Alston & Bird, LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000	Patrick S. Murphy Godfrey & Kahn S.C. 833 Easy Michigan Street, Suite 1800 Milwaukee, Wisconsin 53202 (414) 273-3500

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share	537,298(1)	N/A	$7,938,789(2)	$962.19

(1)
Represents the maximum number of shares of Bank First National Corporation common stock that could be issued in connection with the merger described herein. Pursuant to Rule 416, this registration statement also covers additional shares that may be issued as a result of stock splits, stock dividends or similar transactions. In the event the number of shares of common stock required to be issued to consummate the merger described herein is increased after the date this registration statement is declared effective, Bank First National Corporation will register such additional shares in accordance with Rule 413 under the Securities Act of 1933, as amended (the “Securities Act”), by filing a registration statement pursuant to Rule 462(b) or Rule 429 under the Securities Act, as applicable, with respect to such additional shares.

(2)
Pursuant to Rule 457(f)(2) and Rule 457(f)(3) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on the book value for shares of Partnership Community Bancshares, Inc. common stock on March 31, 2019 ($9.45 per share) multiplied by the maximum number of such shares (2,358,602) that may be exchanged for the securities being registered, minus the estimated amount of cash to be paid by the registrant to Partnership Community Bancshares, Inc. shareholders ($14,350,000.00).

(3)
Calculated pursuant to Rule 457(f) of the Securities Act to be $962.18 by multiplying the proposed maximum aggregate offering price by 0.0001212.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and is subject to change. Bank First National Corporation may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION — DATED APRIL 9. 2019
Proxy Statement/Prospectus

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
To the Shareholders of Partnership Community Bancshares, Inc.:
The boards of directors of Bank First National Corporation, or BFC, and Partnership Community Bancshares, Inc., or PCB, have each unanimously approved the acquisition of PCB by BFC. The acquisition will be accomplished pursuant to the terms of an Agreement and Plan of Merger, dated as of January 22, 2019, which we refer to as the merger agreement, by and between BFC and PCB, whereby PCB will be merged with and into BFC, which we refer to as the merger. Immediately following the merger of PCB with and into BFC, Partnership Bank, a wholly-owned bank subsidiary of PCB, will merge with and into BFC’s wholly-owned bank subsidiary, Bank First, N.A., with Bank First as the surviving bank, which we refer to as the bank merger.
If the merger is completed, each outstanding share of PCB common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive, at the election of each PCB shareholder, either (i) $17.3832 in cash, or (ii) 0.35047 of a share of BFC’s common stock. The election of stock consideration or cash consideration will be subject to proration such that 65% of the issued and outstanding shares of PCB common stock will be exchanged for BFC common stock and 35% will be exchanged for cash, where the aggregate stock consideration will be 537,298 shares of BFC common stock and the aggregate cash consideration will be $14,350,000. As a result, if the aggregate number of shares with respect to which a valid stock or cash election has been made exceeds these limits, shareholders who have elected the form of merger consideration that has been over-subscribed will receive a mixture of both stock consideration and cash consideration in accordance with the proration procedures set forth in the merger agreement so that such limits are not exceeded.
Although the number of shares of BFC common stock that PCB shareholders may choose to receive is fixed, the market value of the merger consideration will fluctuate with the market price of BFC common stock and will not be known at the time PCB shareholders vote on the merger. BFC common stock is currently quoted on the Nasdaq Capital Market under the symbol “BFC.” On January 22, 2019, the last full trading day before the public announcement of the merger agreement, based on the last reported sale price of BFC common stock of  $46.75 per share, the 0.35047 exchange ratio represented approximately $16.3845 in value for each share of PCB common stock to be converted into BFC common stock. Based on the most recent reported closing sale price of BFC common stock on [•], 2019 of  $[•] per share, the exchange ratio represented approximately $[•] in value for each share of PCB common stock to be converted into BFC common stock. We urge you to obtain current market quotations for the price of BFC common stock (trading symbol “BFC”). There are no current market quotations for PCB common stock because PCB is a privately owned corporation and its common stock is not traded on any established public trading market.
PCB will hold a special meeting of its shareholders, referred to as the PCB special meeting, where PCB shareholders will be asked to consider and vote upon (1) a proposal to approve the merger agreement and the merger, and (2) a proposal to adjourn the PCB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement and the merger.
The PCB special meeting will be held at [•] located at [•], on [•], at [•], Central Time, subject to any adjournment or postponement thereof.
Each of BFC and PCB expects that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, with the result that the portion of PCB common stock exchanged for BFC common stock will generally be tax-free and the portion of the PCB common stock exchanged for cash will generally be taxable as capital gain.
Your vote is important.   Completion of the merger is subject to the approval of the merger agreement by the shareholders of PCB. Regardless of whether or not you plan to attend the PCB special meeting, please take the time to authorize a proxy to vote your shares in accordance with the instructions contained in this proxy statement/prospectus. Submitting a proxy now will not prevent you from being able to vote in person at the PCB special meeting.
The board of directors of PCB has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of the shareholders of PCB, has unanimously approved the merger agreement and the merger and unanimously recommends that the shareholders of PCB vote “FOR” the proposal to approve the merger agreement and the merger and “FOR” the proposal to adjourn the PCB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement and the merger.
This proxy statement/prospectus describes the PCB special meeting, the merger, the merger agreement, other documents related to the merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors,” beginning on page 23, for a discussion of the risks relating to the proposed merger. You also can obtain information about BFC from documents that it has filed with the Securities and Exchange Commission.
If you have any questions concerning the merger, please contact David A. Braaten, President and Chief Executive Officer, at (262) 377-3800. We look forward to seeing you at the meeting.

David A. Braaten
President and Chief Executive Officer
Partnership Community Bancshares, Inc.
Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, nor any state securities commission or any other bank regulatory agency has approved or disapproved the securities to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either BFC or PCB, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The date of this proxy statement/prospectus is [•], 2019, and it is first being mailed or otherwise delivered to the PCB shareholders on or about [•], 2019.

PARTNERSHIP COMMUNITY BANCSHARES, INC.
W61 N529 Washington Avenue
Cedarburg, Wisconsin 53012
(262) 377-3800

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on [•], 2019
To the Shareholders of Partnership Community Bancshares, Inc.:
A special meeting of the shareholders of Partnership Community Bancshares, Inc., or PCB, will be held at [•] located at [•], on [•], at [•], Central Time, subject to any adjournment or postponement thereof, for the following purposes:
1.
To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of January 22, 2019, which we refer to as the merger agreement, by and between Bank First National Corporation, or BFC, and PCB, pursuant to which PCB will merge with and into BFC, with BFC as the surviving company, which is referred to herein as the merger, all on and subject to the terms and conditions contained herein; and

2.
To consider and vote upon a proposal to adjourn the special meeting, referred to herein as the PCB special meeting, to a later date or dates if the board of directors of PCB determines such an adjournment is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the PCB special meeting to approve the merger agreement and the merger.

No other business may be conducted at the PCB special meeting. All holders of shares of common stock of PCB of record as of the close of business as of  [•] p.m. Central Time on [•], 2019 will be entitled to notice of and to vote at the PCB special meeting and any adjournments thereof. The PCB special meeting may be adjourned from time to time upon approval of holders of PCB common stock without any notice other than by announcement at the meeting of the adjournment thereof, and any and all business for which notice is hereby given may be transacted at such adjourned meeting.
Holders of record of PCB common stock have the right to dissent from the merger agreement and the merger and obtain payment in cash of the appraised fair value of their shares of PCB common stock under applicable provisions of the Wisconsin Business Corporation Law, or WBCL. In order for a holder of PCB common stock to perfect his, her or its right to dissent, such holder must carefully follow the procedure set forth in the WBCL. A copy of the applicable statutory provisions of the WBCL is included as Annex C to the accompanying proxy statement/prospectus and a summary of these provisions can be found under the caption “The Merger — Dissenters’ Rights,” beginning on page 80 of the proxy statement/prospectus. The merger may not be completed if the holders of more than 10% of the outstanding shares of PCB common stock exercise dissenters’ rights.
If you have any questions concerning the merger agreement, the merger, the PCB special meeting or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus, need a proxy card or need help voting your shares of PCB common stock, please contact Suzanne M. Loken, Chief Financial Officer, at (262) 377-3800.
By Order of the Board of Directors,

Dean W. Fitting
Chairman of the Board
Cedarburg, Wisconsin
[•], 2019

The PCB board of directors unanimously recommends that holders of record of PCB common stock entitled to vote at the PCB special meeting vote “FOR” the proposal to approve the merger agreement and the merger and “FOR” the adjournment of the PCB special meeting if such adjournment is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the PCB special meeting to constitute a quorum or to approve the merger agreement and the merger.
Your Vote is Very Important
A proxy card is enclosed. Whether or not you plan to attend the PCB special meeting, if you are a holder of shares of PCB common stock, please vote by completing, signing and dating the proxy card and promptly mailing it in the enclosed envelope. You may revoke your proxy in the manner described in the proxy statement/prospectus at any time before it is exercised. If you are a holder of shares of PCB common stock and attend the PCB special meeting, you may vote in person if you desire, even if you have previously returned your proxy card.

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about BFC from documents filed with the Securities and Exchange Commission, or SEC, that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by BFC at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by contacting BFC at the contact information set forth below:
Bank First National Corporation
402 N. 8th Street
Manitowoc, Wisconsin 54220
Attention: General Counsel/Corporate Secretary
Telephone: (920) 652-3100
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting, or [•].
If you are a PCB shareholder and have any questions about the merger agreement, the merger, the PCB special meeting or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus, need a proxy card or need help voting your shares of PCB common stock, please contact Suzanne M. Loken, Chief Financial Officer, at (262) 377-3800.
You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [•], 2019, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this proxy statement/prospectus from another document is accurate as of the date of such other document. Neither the mailing of this document to PCB shareholders nor the issuance by BFC of shares of BFC common stock in connection with the merger will create any implication to the contrary.
This document does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding PCB has been provided by PCB and information contained in this document regarding BFC has been provided by BFC. See “Where You Can Find More Information” for more details.

i

ii

QUESTIONS AND ANSWERS
The following are answers to some questions that PCB shareholders may have regarding the proposed transaction between BFC and PCB and the proposals being considered at the PCB special meeting. BFC and PCB urge you to read carefully this entire proxy statement/prospectus, including the annexes, because the information in this section does not provide all the information that might be important to you.
Unless the context otherwise requires, references in this proxy statement/prospectus to: (1) “BFC” refers to Bank First National Corporation, a Wisconsin corporation, and its affiliates; (2) “Bank First” refers to Bank First, N.A., a national banking association and a direct wholly-owned subsidiary of BFC; (3) “PCB” refers to Partnership Community Bancshares, Inc., a Wisconsin corporation, and its affiliates; and (4) “Partnership Bank” refers to Partnership Bank, a Wisconsin state-chartered bank and the wholly-owned bank subsidiary of PCB.
Q:
Why am I receiving this proxy statement/prospectus?

A:
BFC and PCB have entered into an Agreement and Plan of Merger, dated as of January 22, 2019, which we refer to as the merger agreement. Pursuant to the merger agreement, PCB will merge with and into BFC, with BFC as the surviving company, which we refer to as the merger. Immediately after the merger, Partnership Bank, a wholly-owned state-chartered bank subsidiary of PCB, will merge with and into BFC’s wholly-owned bank subsidiary, Bank First, with Bank First as the surviving bank, which we refer to as the bank merger. A copy of the merger agreement is included in this proxy statement/prospectus as Annex A.

The merger cannot be completed unless, among other things, the majority of the outstanding shares of PCB common stock entitled to vote at the PCB special meeting vote in favor of the proposal to approve the merger agreement and the merger, which we refer to as the merger proposal.
In addition, PCB is soliciting proxies from its shareholders with respect to a proposal to approve one or more adjournments of the PCB special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of such adjournment to approve the merger proposal, which we refer to as the adjournment proposal. The completion of the merger is not conditioned upon shareholder approval of the adjournment proposal.
This proxy statement/prospectus contains important information about the merger agreement, the merger and the proposals being voted on at the PCB special meeting, and you should read it carefully. This is a proxy statement/prospectus because (1) PCB is soliciting proxies from the PCB shareholders and the proxy statement provides important information about the PCB special meeting to vote on the merger proposal and the adjournment proposal, and (2) BFC will issue shares of BFC common stock to holders of PCB common stock in connection with the merger, and the prospectus provides important information about such shares. The enclosed materials allow PCB shareholders to authorize a proxy to vote their shares without attending the PCB special meeting.
Your vote is important. We encourage you to authorize your proxy as soon as possible.
Q:
What will I receive in the merger?

A:
If the merger is completed, each outstanding share of PCB common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive, at the election of each PCB shareholder, either (i) $17.3832 in cash, or (ii) 0.35047 of a share of BFC’s common stock. The election of stock consideration or cash consideration will be subject to proration such that 65% of the issued and outstanding shares of PCB common stock will be exchanged for BFC common stock and 35% will be exchanged for cash, where the aggregate stock consideration will be 537,298 shares of BFC common stock and the aggregate cash consideration will be $14,350,000. As a result, if the aggregate number of shares with respect to which a valid stock or cash election has been made exceeds these limits, shareholders who have elected the form of merger consideration that has been over-subscribed will receive a mixture of both stock consideration and cash consideration in accordance with the proration procedures set forth in the merger agreement so that such limits are not exceeded. The stock consideration and the cash consideration, along with any necessary proration in accordance with the merger agreement, are collectively referred to as the merger consideration.

PCB may terminate the merger agreement if  (i) the average closing price of BFC common stock over the 20 trading days preceding the determination date (i.e., the later of the date on which the last regulatory approval is obtained or the date on which the requisite PCB shareholder approval is obtained) is less than $40.92 per share and (ii) the price of BFC common stock has, during the period from December 6, 2018 through the determination date, underperformed the Nasdaq Bank Index by more than 17.5%; provided, however, BFC has the option, but not the obligation, to adjust the merger consideration to prevent the termination of merger agreement.
BFC will not issue any fractional shares of BFC common stock in the merger. PCB shareholders who would otherwise be entitled to a fractional share of BFC common stock upon the completion of the merger will instead receive an amount in cash (without interest and rounded to the nearest whole cent) determined by multiplying the (i) fractional share interest in BFC common stock, rounded to the nearest one hundredth of a share, to which such holder would otherwise be entitled by (ii) $49.60.
Q:
How do I make an election to receive BFC common stock or cash for my PCB common stock?

A:
Each holder of record of PCB common stock will be mailed a form of election/letter of transmittal and other appropriate and customary transmittal materials not less than 20 business days prior to the election deadline. The deadline for holders of PCB common stock to elect the form of the merger consideration they want to receive is the later of  (i) the date of the PCB special meeting and (ii) the date which BFC and PCB agree is five business days prior to the anticipated effective time of the merger, which we refer to as the election deadline. The election form will specify the election deadline. Each holder of PCB common stock should specify in the election form (1) the number of shares of PCB common stock that such shareholder elects to have exchanged for the stock consideration, and (2) the number of shares of PCB common stock such shareholder elects to have exchanged for the cash consideration. All such elections are subject to adjustment on a pro rata basis as described elsewhere in this proxy statement/prospectus. Holders of PCB common stock will receive their merger consideration as promptly as practicable following the effective time of the merger, subject to the holders submitting their properly completed letter of transmittal and other transmittal materials. Because of the way the election and proration procedures work, even if you submit a properly completed and signed election form, it is possible that you may not receive exactly the type of merger consideration you have elected. If you do not submit a properly completed and signed election form to the exchange agent by the election deadline, you will have no control over the type of merger consideration you will receive and, as a result, you may receive only the cash consideration, only the stock consideration or a combination of the cash and stock consideration in the merger.

If you hold shares in “street name” through a bank, broker, nominee or other holder of record you must follow the instructions provided by the bank, broker, nominee or other holder of record to make an election.
Q:
Am I guaranteed to receive the type of merger consideration that I elect?

A:
No. If more PCB shareholders make valid elections to receive either shares of BFC common stock or cash than is available as either stock or cash consideration pursuant to the terms of the merger agreement, PCB shareholders electing the over-subscribed form of merger consideration will have the over-subscribed consideration proportionately reduced and substituted with consideration in the other form. Please see “The Merger Agreement — Merger Consideration” and “The Merger Agreement — Procedures for Converting Shares of PCB Common Stock into Merger Consideration” both beginning on page 86 for additional information about the allocation and proration procedures that will be followed in the event of over-subscriptions.

Q:
What happens if I fail to make a valid election as to whether to receive stock or cash?

A:
If a PCB shareholder does not return a properly completed form of election by the election deadline, such holder’s shares of PCB common stock will be considered “non-election shares” and will be converted into the right to receive the stock consideration or the cash consideration according to the proration procedures set forth in the merger agreement. Any shareholder who has not submitted their physical stock certificate(s) with a form of election will be sent materials after the merger closes to effect the exchange of their PCB common stock into the merger consideration.

Q:
Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:
Yes. The value of the merger consideration may fluctuate based upon the market value for BFC common stock between the date of this proxy statement/prospectus and the completion of the merger. In the merger, PCB shareholders may choose to receive 0.35047 shares of BFC common stock for each share of PCB common stock they hold. Any fluctuation in the market price of BFC common stock after the date of this proxy statement/prospectus will change the value of the shares of BFC common stock that PCB shareholders may receive.

Q:
How does PCB’s board of directors recommend that I vote at the special meeting?

A:
PCB’s board of directors unanimously recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Q:
When and where is the PCB special meeting?

A:
The PCB special meeting will be held at [•] located at [•], on [•], at [•], Central Time.

Q:
What do I need to do now?

A:
After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please authorize a proxy to vote your shares by promptly completing and returning the enclosed proxy card so that your shares are represented and voted at the PCB special meeting. When complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Submitting your proxy by mail or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the PCB special meeting. Your proxy card must be received prior to the special meeting on [•], 2019, in order to be counted.

Q:
What constitutes a quorum for the PCB special meeting?

A:
Holders representing at least a majority of the issued and outstanding shares of PCB common stock entitled to vote at the PCB special meeting must be present, in person or represented by proxy, to constitute a quorum. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. If a quorum is not present, the PCB special meeting will be postponed until the holders of the number of shares of PCB common stock required to constitute a quorum attend. If you submit a properly executed proxy card, even if you abstain from voting, your shares of PCB common stock will be counted for purposes of determining whether a quorum is present at the PCB special meeting. If additional votes must be solicited to approve the merger proposal, it is expected that the PCB special meeting will be adjourned to solicit additional proxies.

Q:
What is the vote required to approve each proposal?

A:
The merger proposal requires the affirmative vote of a majority of the issued and outstanding shares of PCB common stock entitled to vote at the PCB special meeting.

The adjournment proposal requires the affirmative vote of a majority of the votes cast on the matter.
Q:
What would happen if the adjournment proposal does not get approved by PCB shareholders?

A:
The completion of the merger is not conditioned upon shareholder approval of the adjournment proposal. If a quorum is present at the PCB special meeting and the adjournment proposal is not approved and there are not sufficient votes at the time of the PCB special meeting to approve the merger proposal, then the PCB board of directors will not have the ability to adjourn to solicit additional votes and the merger proposal will not be approved.

Q:
Why is my vote important?

A:
If you do not submit a proxy or vote in person, it may be more difficult for PCB to obtain the necessary quorum to hold the special meeting. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote against approval of the merger proposal. The merger proposal must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of PCB common stock. PCB’s board of directors unanimously recommends that you vote “FOR” the merger proposal.

Q:
How many votes do I have?

A:
PCB shareholders are entitled to one vote on each proposal to be considered at the special meeting for each share of PCB common stock owned as of the close of business on [•], 2019, which is the record date for the PCB special meeting.

Q:
How do I vote?

A:
If you are a shareholder of record, you may have your shares of PCB common stock voted on the matters to be presented at the PCB special meeting in any of the following ways:

•
You may vote by mail.   You may vote by mail by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope.

•
You may vote in person at the meeting.   You may vote by attending the special meeting and casting your vote in person.

If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Your bank, brokerage firm or other nominee cannot vote your shares without instructions from you. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.
Q:
Do PCB directors and executive officers have interests in the merger that are different from, or in addition to, my interests?

A:
Yes. In considering the recommendation of the PCB board of directors with respect to the merger agreement, you should be aware that PCB’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of PCB’s shareholders generally. Interests of officers and directors that may be different from or in addition to the interests of PCB’s shareholders include but are not limited to the receipt of continued indemnification and directors’ and officers’ insurance coverage under the merger agreement, accelerated vesting of restricted stock to executive officers and certain Partnership Bank directors and payment of change in control payments to certain executives.

Q:
What if I abstain from voting, fail to authorize a proxy or fail to vote in person?

A:
If you mark “ABSTAIN” on your proxy with respect to the merger proposal, fail to authorize a proxy or fail to vote in person at the PCB special meeting, or fail to instruct your bank or broker how to vote, it will have the same effect as a vote “AGAINST” the merger proposal and no effect on the adjournment proposal. If you sign your proxy but do not indicate your vote, your proxy will be voted “FOR” each proposal.

Q:
Can I attend the special meeting and vote my shares in person?

A:
Yes. All PCB shareholders as of the record date, including shareholders of record and shareholders who hold their shares through any other holder of record, are invited to attend the PCB special meeting. Holders of record of PCB common stock can vote in person at the PCB special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the PCB special meeting. If you plan to attend the PCB special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. PCB reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the PCB special meeting is prohibited without express written consent of PCB. Even if you plan to attend the special meeting, PCB encourages you to vote by proxy through the mail so your vote will be counted if you later decide not to attend the PCB special meeting.
Q:
Can I change my vote?

A:
Yes. If you are a holder of record of PCB common stock, you may revoke your proxy at any time prior to the PCB special meeting by: (1) delivering written notice of revocation to Suzanne M. Loken, Chief Financial Officer, Partnership Community Bancshares, Inc., W61 N529 Washington Avenue, Cedarburg, Wisconsin 53012, (2) by returning a duly executed proxy card bearing a later date than the date with which your original proxy card was dated, or (3) by attending the PCB special meeting and voting in person. Your attendance at the PCB special meeting will not constitute automatic revocation of the proxy unless you deliver your ballot in person at the special meeting or deliver a written revocation pursuant to the instructions above prior to the voting of such proxy.

Q:
What are the material U.S. federal income tax consequences of the merger to U.S. holders of shares of PCB common stock?

A:
Each of BFC and PCB expects that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, with the result that the portion of PCB common stock exchanged for BFC shares will generally be tax-free and the portion of the PCB common stock exchanged for cash will generally be taxable as capital gain.

For further information, see “The Merger — Material U.S. Federal Income Tax Consequences.”
The U.S. federal income tax consequences described above may not apply to all holders of PCB common stock. Your particular tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.
Q:
Are PCB shareholders entitled to exercise dissenters’ rights?

A:
Yes. Holders of record of PCB voting common stock are entitled to exercise dissenters’ rights in connection with the merger, provided such holders comply with the proper procedures of Subchapter XIII of the Wisconsin Business Corporation Law, or WBCL. A copy of Subchapter XIII of the WBCL is attached as Annex C to this proxy statement/prospectus. Holders of PCB voting common stock who desire to exercise dissenters’ rights pursuant to Subchapter XIII of the WBCL are urged to consult a legal advisor before electing or attempting to exercise these rights. The value determined in the appraisal process may be more or less than the value a PCB shareholder would receive in the merger under the terms of the merger agreement. Failure to strictly comply with the applicable Wisconsin law provisions will result in the loss of the right of appraisal. For further information, see “The Merger — Dissenters’ Rights.”

Pursuant to the merger agreement, the merger may not be completed if dissenters’ rights of appraisal are properly asserted with respect to 10% or more of the outstanding shares of PCB common stock.
Q:
Should I send my PCB stock certificates with my proxy card for the PCB special meeting?

A:
No. You should NOT send your PCB stock certificates with your proxy card. BFC, through its appointed exchange agent, will send PCB shareholders separate instructions for exchanging PCB stock certificates for the merger consideration.

Q:
What happens if I sell or transfer ownership of shares of PCB common stock after the record date for the PCB special meeting?

A:
The record date for the PCB special meeting is earlier than the expected date of completion of the merger. Therefore, if you sell or transfer ownership of your shares of PCB common stock after the record date for the PCB special meeting, but prior to completion of the merger, you will retain the right to vote at the PCB special meeting, but the right to receive the merger consideration will transfer with the shares of PCB common stock.

Q:
Whom may I contact if I cannot locate my PCB stock certificate(s)?

A:
If you are unable to locate your original PCB stock certificate(s), you should contact Suzanne M. Loken, Chief Financial Officer, at (262) 377-3800. Generally, merger consideration for lost certificates cannot be delivered except upon the making of an affidavit claiming such certificate to be lost, stolen or destroyed and the posting of a bond in such amount as BFC or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made with respect to such lost certificate.

Q:
When do you expect to complete the merger?

A:
BFC and PCB expect to complete the merger in the third quarter of 2019. However, neither BFC nor PCB can assure you when or if the merger will occur. BFC and PCB must first obtain the approval of PCB shareholders for the merger proposal, as well as the necessary regulatory approvals.

Q:
What happens if the merger is not completed?

A:
If the merger is not completed, holders of PCB common stock will not receive any consideration for their shares of PCB common stock that otherwise would have been received in connection with the merger. Instead, PCB will remain an independent private company. If the merger is completed but, for any reason, the bank merger is not completed, it will have no impact on the consideration to be received by holders of PCB common stock.

Q:
Whom should I call with questions?

A:
If you have any questions concerning the merger agreement, the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of PCB common stock, please contact Suzanne M. Loken, Chief Financial Officer, at (262) 377-3800.

SUMMARY
This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the merger. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.
The Companies (pages 104 and 175)
Bank First National Corporation
402 N. 8th Street
Manitowoc, Wisconsin 54220
(920) 652-3100
BFC was incorporated in Wisconsin in April 1982 and serves as the bank holding company for Bank First, headquartered in Manitowoc, Wisconsin. As of December 31, 2018, BFC had consolidated assets of approximately $1.79 billion, loans of  $1.43 billion, deposits of  $1.56 billion, and stockholders’ equity of $174.3 million. As of December 31, 2018, BFC operated 18 domestic banking offices in Wisconsin. Bank First’s deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”).
Additional information about BFC and its subsidiaries is included below under “Information about Bank First National Corporation” beginning on page 104.
Partnership Community Bancshares, Inc.
W61 N529 Washington Avenue
Cedarburg, Wisconsin 53012
(262) 377-3800
PCB was incorporated in Wisconsin in January 2006 and owns all of the outstanding shares of common stock of Partnership Bank, a Wisconsin chartered bank headquartered in Cedarburg, Wisconsin. As of December 31, 2018, PCB had consolidated total assets of  $307.1 million, net loans of  $267.1 million, deposits of  $262.2 million and stockholders’ equity of  $21.6 million. PCB operates four full service offices and one limited service office in Wisconsin. Partnership Bank’s deposits are insured by the FDIC.
Additional information about PCB and its subsidiaries is included below under “Information about Partnership Community Bancshares, Inc.” beginning on page 175.
The Merger
The Merger Agreement (page 85)
BFC and PCB entered into an Agreement and Plan of Merger, dated as of January 22, 2019, which we refer to as the merger agreement. The merger agreement governs the merger. The merger agreement is included in this proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.
The Merger (page 55)
Pursuant to the merger agreement, PCB will merge with and into BFC, with BFC as the surviving company, which we refer to as the merger. Immediately after the merger, Partnership Bank, a wholly-owned bank subsidiary of PCB, will merge with and into BFC’s wholly-owned bank subsidiary, Bank First, with Bank First as the surviving bank, which we refer to as the bank merger.
The Merger Consideration (page 86)
If the merger is completed, each outstanding share of PCB common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive, at the election of each PCB shareholder, either (i) $17.3832 in cash, or (ii) 0.35047 of a share of BFC’s common stock. The election of stock consideration or cash consideration will be subject to proration such that 65% of the issued and outstanding shares of PCB common stock will be exchanged for BFC common stock and 35% will be exchanged for cash, where the aggregate stock consideration will be 537,298 shares of BFC common stock and the aggregate cash consideration will be $14,350,000. As a result, if the aggregate number of shares with respect to which a valid stock or cash election has been made exceeds these limits, shareholders who have elected the form of merger consideration that has been over-subscribed will receive a mixture of both stock consideration and cash consideration in accordance with the proration procedures set forth in the merger agreement so that such limits are not exceeded. The stock consideration and the cash consideration, as well as any necessary proration thereto in accordance with the merger agreement, are collectively referred to as the merger consideration. On January 22, 2019, the last full trading day before the public announcement of the merger agreement, based on the last reported sale price of BFC common stock of  $46.75 per share, the 0.35047 exchange ratio represented approximately $16.3845 in value for each share of PCB common stock to be converted into BFC common stock. Based on the most recent reported closing sale price of BFC common stock on [•] of  $[•] per share, the exchange ratio represented approximately $[•] in value for each share of PCB common stock to be converted into BFC common stock.
PCB may terminate the merger agreement if  (i) the average closing price of BFC common stock over the 20 trading days preceding the determination date (i.e., the later of the date on which the last regulatory approval is obtained or the date on which the requisite PCB shareholder approval is obtained) is less than $40.92 per share and (ii) the price of BFC common stock has, during the period from December 6, 2018 through the determination date, underperformed the Nasdaq Bank Index by more than 17.5%; provided, however, BFC has the option, but not the obligation, to adjust the merger consideration to prevent the termination of merger agreement.
BFC will not issue any fractional shares of BFC common stock in the merger. PCB shareholders who would otherwise be entitled to a fractional share of BFC common stock upon the completion of the merger will instead receive an amount in cash (without interest and rounded to the nearest whole cent) determined by multiplying the (i) fractional share interest in BFC common stock, rounded to the nearest one hundredth of a share, to which such holder would otherwise be entitled by (ii) $49.60.
Election and Exchange Procedures (page 86)
At least 20 business days prior to the later of  (1) the date of the PCB shareholders’ meeting or (2) a date agreed upon by PCB and BFC that is as near as practicable to five business days prior to the expected closing date, which date we refer to as the election deadline, BFC will cause the exchange agent to send the PCB shareholders election forms, which will include the appropriate form of letter of transmittal. PCB shareholders can specify on such election form the number of their shares of PCB common stock for which they desire to receive the cash consideration, the number of shares for which they desire to receive the stock consideration or to indicate that such shareholder has no preference as to the receipt of the cash consideration or stock consideration. The election forms must be returned to the exchange agent, along with certificates representing the shares subject to such election form, or a customary affidavit of loss and indemnity agreement, by the election deadline. Any shares of PCB common stock for which an election has not been properly made by the election deadline will be considered non-election shares. No later than five business days after the effective time of the merger, the exchange agent will allocate the merger consideration, as discussed in further detail below under “The Merger Agreement — Procedures for Converting Shares of PCB Common Stock into Merger Consideration.” However, pursuant to the merger agreement, the total mix of cash consideration and stock consideration to be issued by BFC to holders of PCB common stock will be fixed at 65% stock and 35% cash.
Exchange Procedures (page 86)
The conversion of PCB common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. After completion of the merger, the exchange agent will exchange certificates representing shares of PCB common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Ancillary Agreements
Voting Agreements (page 102)
As a condition to BFC entering into the merger agreement, all directors and executive officers of PCB who have voting power over shares of PCB common stock entered into voting agreements in the form attached as Exhibit A to the merger agreement attached as Annex A to this document, pursuant to which each such person agreed, among other things, to vote the shares of PCB common stock held of record by such person (1) to approve the merger agreement and the merger (or any adjournment or postponement necessary to solicit additional proxies to approve the merger agreement and the merger) and (2) against any acquisition proposals or any actions that would result in a breach of any covenant, representation or warranty of PCB in the merger agreement. PCB also caused each director and executive officer of Partnership Bank to execute and deliver the same subsequent to such date.
Non-Competition and Non-Disclosure Agreements (page 103)
In addition, as a condition to BFC entering into the merger agreement, each outside director of PCB entered into non-competition and non-disclosure agreements with BFC in the form attached as Exhibit C to the merger agreement attached as Annex A to this document, pursuant to which each such person agreed to, among other things, (1) not disclose or use any confidential information or trade secrets of PCB for any purpose for so long as such information remains confidential information or a trade secret, (2) for a period of two years following the closing of the merger, not engage in certain competitive activities with BFC, including not soliciting employees and customers of PCB, and (3) for a period of two years following the closing of the merger, not serve as a director or management official of another financial institution in the counties in Wisconsin in which Partnership Bank operates a banking office as of the closing of the merger and, with the exception of one such director, each county contiguous to each of such counties. PCB also caused each outside director of Partnership Bank to execute and deliver the same subsequent to such date.
Claims Letters (page 103)
At the time of the execution of the merger agreement, each director and executive officer of PCB executed a letter agreement with BFC in the form attached as Exhibit D to the merger agreement attached as Annex A to this document, pursuant to which each such director and executive officer released and discharged, effective upon the consummation of the merger, PCB and its subsidiaries, their respective directors and officers (in their capacities as such), and their respective successors and assigns (including BFC and Bank First), from any and all liabilities or claims that the director or executive officer has or claims to have as of the effective time of the merger, with certain exceptions. PCB also caused each director and executive officer of Partnership Bank to execute and deliver the same subsequent to such date.
Risk Factors Related to the Merger (page 23)
Before voting at the PCB special meeting, you should carefully consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus.
The PCB Special Meeting (page 50)
The special meeting of PCB shareholders will be held at [•] located at [•], on [•], at [•], Central Time. At the special meeting, PCB shareholders will be asked to:
•
approve the merger proposal; and

•
approve the adjournment proposal.

Only holders of record at the close of business on [•], 2019, the PCB record date, will be entitled to vote at the PCB special meeting. Each outstanding share of PCB common stock is entitled to one vote on each proposal to be considered at the PCB special meeting. As of the PCB record date, there were 2,358,602 shares of PCB common stock entitled to vote at the PCB special meeting. All directors of PCB and Partnership Bank have entered into voting agreements with BFC, pursuant to which they have agreed, solely in their capacity as PCB shareholders, to vote all of their shares of PCB common stock in favor of the proposals to be presented at the PCB special meeting. As of the PCB record date, the directors and executive officers who are parties to the voting agreements owned and were entitled to vote an aggregate of approximately 996,794 shares of PCB common stock, which represented approximately 42.3% of the shares of PCB common stock outstanding on that date. As of the PCB record date, the directors and executive officers of PCB and their affiliates beneficially owned and were entitled to vote 996,794 shares of PCB common stock, which represented approximately 42.3% of the shares of PCB common stock outstanding on that date. As of the PCB record date, BFC and its subsidiaries did not hold any shares of PCB common stock (other than shares held as fiduciary, custodian or agent), and its directors and executive officers or their affiliates did not hold any shares of PCB common stock.
To approve the merger proposal, the holders of at least a majority of the outstanding shares of PCB common stock entitled to vote on the proposal, or at least 1,179,302 shares, must vote in favor of the proposal. Your failure to submit a proxy or vote in person at the PCB special meeting, failure to instruct your bank or broker how to vote, or abstention with respect to the merger proposal will have the same effect as a vote against the merger proposal.
The adjournment proposal requires the affirmative vote of a majority of the votes cast on such matter.
If you mark “ABSTAIN” on your proxy with respect to the merger proposal, fail to authorize a proxy and fail to vote in person at the PCB special meeting, or fail to instruct your bank or broker how to vote, it will have the same effect as a vote “AGAINST” the merger proposal and no effect on the adjournment proposal. If you sign your proxy but do not indicate your vote, your proxy will be voted FOR each proposal.
Recommendation of the PCB Board (page 51)
PCB’s board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of PCB and its shareholders and has unanimously approved the merger, the merger agreement and the transactions contemplated by the merger agreement. PCB’s board of directors unanimously recommends that PCB shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal. For the factors considered by PCB’s board of directors in reaching its decision to approve the merger, see “The Merger — PCB’s Reasons for the Merger.”
Board Composition and Management of BFC after the Merger (page 72)
Each of the officers and directors of BFC immediately prior to the effective time of the merger will be the officers and directors of the surviving company from and after the effective time of the merger, until their respective successors have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of BFC.
Interests of PCB’s Directors and Executive Officers in the Merger (page 72)
PCB shareholders should be aware that PCB’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of PCB shareholders generally. These interests and arrangements may create potential conflicts of interest. PCB’s board of directors was aware of these interests and considered these interests, among other matters, in adopting and approving the merger agreement and the transactions contemplated by the merger agreement, including the merger, and in recommending that PCB shareholders vote in favor of the merger proposal.
These interests include:
•
the right to continued indemnification and directors’ and officers’ liability insurance coverage.

•
certain executive officers of PCB have change in control agreements with PCB that provide for cash payments in the event of a qualifying termination of employment in connection with a change in control; and

•
accelerated vesting of restricted stock to executive officers and certain Partnership Bank directors who are also officers of Partnership Bank.

For a more complete description of these interests, see “The Merger — Interests of PCB’s Directors and Executive Officers in the Merger” and “The Merger Agreement — Indemnification and Directors’ and Officers’ Insurance.”
Dissenters’ Rights in the Merger (page 80)
If the merger is completed, PCB shareholders who do not vote for the merger and who follow certain procedures as required by Wisconsin law and described in this proxy statement-prospectus will be entitled to exercise dissenters’ rights and receive the “fair value” of their shares in cash under Wisconsin law. If you assert and perfect your dissenters’ rights, you will not receive any merger consideration but will be entitled to receive the “fair value” of your shares of stock in cash as determined in accordance with Wisconsin law. The “fair value” of your shares may be more or less than the consideration to be paid in the merger. Annex C includes the relevant provisions of Wisconsin law regarding these rights. See “The Merger — Dissenters’ Rights” beginning on page 80 of this proxy statement-prospectus. PCB shareholders holding PCB voting common stock who desire to exercise dissenters’ rights pursuant to Subchapter XIII of the WBCL are urged to consult a legal advisor before electing or attempting to exercise these rights.
PCB shareholders should be aware that cash paid to dissenting shareholders in satisfaction of the fair value of their shares of PCB common stock will result in the recognition of any gain or loss realized for U.S. federal income tax purposes.
For further information, see “The Merger — Dissenters’ Rights.”
Pursuant to the merger agreement, BFC’s board of directors may terminate the merger agreement and abandon the merger if dissenters’ rights of appraisal are properly asserted with respect to more than 10.0% of the outstanding shares of PCB common stock.
Conditions to Completion of the Merger (page 98)
Currently, BFC and PCB expect to complete the merger in the third quarter of 2019. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others:
•
approval of the merger agreement by the holders of at least a majority of the outstanding shares of PCB common stock entitled to vote at the PCB special meeting;

•
the receipt of all required regulatory approvals for the merger, without the imposition of any material on-going conditions or restrictions, and the expiration of all regulatory waiting periods;

•
the absence of any legal restraint (such as an injunction or restraining order) that would prevent the consummation of the merger;

•
the effectiveness of the registration statement of which this proxy statement/prospectus forms a part;

•
each party’s receipt of a U.S. federal income tax opinion from its outside legal counsel, dated the closing date of the merger, confirming that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

•
the Plan of Bank Merger in the form attached as Exhibit B to the merger agreement attached as Annex A to this document being executed and delivered;

•
the absence of 10% or more of the outstanding shares of PCB’s common stock exercising their dissenters’ rights;

•
the absence of the occurrence of a material adverse effect on PCB or BFC; and

•
the shares of BFC common stock being approved for listing on the Nasdaq Capital Market.

Neither BFC nor PCB can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals Required for the Merger (page 74)
Both BFC and PCB have agreed to use their reasonable best efforts to obtain all regulatory approvals (or waivers) required or advisable to complete the transactions contemplated by the merger agreement. These approvals include, among others, approval from the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, the Office of the Comptroller of the Currency, or the OCC, the Wisconsin Department of Financial Institutions, or the WDFI, and various securities and other regulatory authorities. The U.S. Department of Justice may also review the impact of the merger on competition. BFC and PCB have submitted all applications, waiver requests and notifications to obtain the required regulatory approvals, and received the waiver from the Federal Reserve Board on March 8, 2019 and the OCC approval on March 27, 2019. Although neither BFC nor PCB knows of any reason why the remaining regulatory approvals cannot be obtained, BFC and PCB cannot be certain when or if they will be obtained, as the length of the review process may vary based on, among other things, requests by regulators for additional information or materials.
No Solicitation (page 96)
Under the merger agreement, PCB has agreed that it will not, and will cause its representatives not to, directly or indirectly, (1) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal, (2) participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than BFC) any information or data with respect to PCB or any of its subsidiaries or otherwise relating to an acquisition proposal, (3) release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which PCB is a party, or (4) enter into any agreement, confidentiality agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal.
However, prior to obtaining PCB’s required shareholder approval, PCB may, under certain specified circumstances, participate in negotiations or discussions with any third party making an acquisition proposal and provide confidential information to such third party (subject to a confidentiality agreement). PCB must notify BFC promptly (but in no event later than 24 hours) after the receipt of such acquisition proposal.
Additionally, prior to obtaining PCB’s required shareholder approval, PCB may, under certain specified circumstances, withdraw its recommendation to its shareholders with respect to the merger and/or terminate the merger agreement in order to enter into an acquisition agreement with respect to a superior acquisition proposal if it determines in good faith, after consultation with and having considered the advice of outside legal counsel and financial advisors, that such acquisition proposal is a superior proposal and that the failure to take such actions would cause it to violate its fiduciary duties to PCB’s shareholders under applicable law. However, PCB cannot take any of those actions in response to a superior proposal unless it provides BFC with a five business day period to negotiate in good faith to enable BFC to adjust the terms and conditions of the merger agreement such that it would cause the superior proposal to no longer constitute a superior proposal.
Termination of the Merger Agreement (page 99)
The merger agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:
•
if the merger is not consummated on or before September 30, 2019, subject to automatic extension to December 31, 2019 if the only outstanding condition to closing is the receipt of regulatory approvals;

•
if any regulatory approval required for consummation of the transactions contemplated by the merger agreement has been denied by final non-appealable action by the relevant governmental authority or any application for such regulatory approval shall have been permanently withdrawn at the request of a governmental authority;

•
in the event that approval by the shareholders of PCB is not obtained at a meeting at which a vote was taken; or

•
in the event of a material breach by the other party of any representation, warranty or covenant contained in the merger agreement and such breach is not cured within 30 days.

In addition, BFC may terminate the merger agreement in the following circumstances:
•
if PCB fails to comply in all material respects with its obligations pursuant to the non-solicitation covenants;

•
if PCB withdraws, qualifies, amends, modifies or withholds its recommendation to its shareholders to approve the merger and the merger agreement, or makes any statement, filing or release, in connection with the shareholder meeting or otherwise, inconsistent with its recommendation (it being understood that taking a neutral position or no position with respect to an acquisition proposal shall be considered an adverse modification of its recommendation);

•
if PCB materially breaches its obligation to call, give notice of, and commence a meeting of shareholders to vote on the merger agreement;

•
if PCB approves or recommends an acquisition proposal (other than the merger agreement proposal);

•
if PCB fails to publicly recommend against a publicly announced acquisition proposal within three business days of being requested to do so by BFC or fails to publicly reconfirm its recommendation to its shareholders within three business days of being requested to do so by BFC; or

•
if PCB resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions.

In addition, PCB may terminate the merger agreement if:
•
(i) the average closing price of BFC common stock over the 20 trading days preceding the determination date (i.e., the later of the date on which the last regulatory approval is obtained or the date on which the requisite PCB shareholder approval is obtained) is less than $40.92 per share and (ii) the price of BFC common stock has, during the period from December 6, 2018 through the determination date, underperformed the Nasdaq Bank Index by more than 17.5%; provided, however, BFC has the option, but not the obligation, to adjust the merger consideration to prevent the termination of merger agreement; or

•
if PCB’s board of directors determines to enter into a definitive agreement with respect to a superior proposal in accordance with the terms of the merger agreement, but only if PCB pays to BFC the termination fee.

Termination Fee (page 100)
If the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by PCB’s board of directors, PCB may be required to pay BFC a termination fee of  $1,640,000. The termination fee could discourage other companies from seeking to acquire or merge with PCB.
Expenses (page 101)
Each party will bear all of its respective expenses incurred in connection with the merger and the transactions contemplated by the merger agreement.

Material U.S. Federal Income Tax Consequences (page 75)
The merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the respective obligations of BFC and PCB to complete the merger that each of BFC and PCB receives a tax opinion from its respective outside legal counsel, dated the closing date of the merger, to that effect. Based upon the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder (as defined below) of PCB common stock will not recognize gain or loss for U.S. federal income tax purposes with respect to the receipt of BFC common stock in the merger, except with respect to cash received in lieu of a fractional share. If a U.S. holder exchanges its shares of PCB common stock solely for cash, the U.S. holder will recognize gain or loss on the exchange measured by the difference between the amount of cash received in the exchange and the U.S. holder’s basis in the shares of PCB common stock surrendered in exchange for such cash. If a U.S. holder exchanges its shares of PCB common stock for a combination of BFC common stock and cash, the U.S. holder will recognize gain, but not loss, on the exchange to the extent of the lesser of cash received or gain realized in the exchange. The amount of gain realized will equal the amount by which the cash plus the fair market value, at the effective time of the merger, of the BFC common stock exceeds the shareholder’s adjusted tax basis in its PCB common stock surrendered in exchange therefor. For further information, see “The Merger — Material U.S. Federal Income Tax Consequences.”
The U.S. federal income tax consequences described above may not apply to all holders of PCB common stock. Your particular tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.
Accounting Treatment of the Merger (page 80)
BFC will account for the merger under the acquisition method of accounting for business combinations under U.S. generally accepted accounting principles, or GAAP.
The Rights of Holders of PCB Common Stock Will Change as a Result of the Merger (see page 180)
The rights of holders of PCB common stock are governed by Wisconsin law, as well as PCB’s Articles of Incorporation (which we refer to as the PCB Articles), and PCB’s Bylaws (which we refer to as the PCB Bylaws). After completion of the merger, the rights of former PCB shareholders will be governed by Wisconsin law and by BFC’s Restated Articles of Incorporation (which we refer to as BFC Articles), and BFC’s Amended and Restated Bylaws (which we refer to as BFC Bylaws).
Material differences between the rights of shareholders of PCB and shareholders of BFC include the process for determining the size of the board of directors, the process for removing directors, director qualifications, indemnification of officers, directors and employees, the ability of shareholders to act by written consent, and shareholder proposals and advance notice requirements. The material differences between the organizational documents and the rights of shareholders of PCB and shareholders of BFC are explained in more detail under the section “Comparison of Rights of BFC Shareholders and PCB Shareholders” beginning on page 180.
Opinion of PCB’s Financial Advisor (page 61 and Annex B)
On January 22, 2019, Piper Jaffray & Co., referred to as Piper Jaffray, rendered an opinion to the PCB board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Piper Jaffray as set forth in such opinion, the aggregate merger consideration to be received in the proposed transaction was fair, from a financial point of view, to PCB’s shareholders. The full text of the written opinion of Piper Jaffray is attached as Annex B to this document. PCB shareholders should read the entire opinion for a discussion of, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Piper Jaffray in rendering its opinion.

The opinion of Piper Jaffray is addressed to the PCB board of directors, is directed only to the fairness, from a financial point of view, of the merger consideration to be received by the holders of PCB stock and does not constitute a recommendation to any PCB shareholder as to how such shareholder should vote with respect to the merger or any other matter at the PCB special meeting.
For further information, please see the section entitled “The Merger — Opinion of PCB’s Financial Advisor” beginning on page 61.
Closing and Effective Time of the Merger (see page 85)
The closing date is currently expected to occur in the third quarter of 2019. Simultaneously with the closing of the merger, BFC will file the articles of merger with the WDFI. The merger will become effective at the later of the time the articles of merger are filed or such other time as may be specified in the articles of merger. Neither BFC nor PCB can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the required regulatory approvals and PCB’s shareholder approval will be received.
Comparative Market Prices and Dividends (see page 22)
BFC common stock is listed on the Nasdaq Capital Market under the symbol “BFC.” PCB common stock is not listed on an exchange and is not actively traded. The following table sets forth the closing sale prices of BFC common stock as reported on the Nasdaq Capital Market on January 22, 2019, the last full trading day before the public announcement of the merger agreement, and on [•], the latest practicable trading date before the date of this proxy statement/prospectus.
	BFC Common Stock		Implied Value of One Share of PCB Common Stock to be Converted into BFC Common Stock
January 22, 2019		$46.75		$16.3845
[•], 2019	$	[•]	$	[•]

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference in this proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about the financial condition, results of operations, earnings outlook and business plans, goals, expectations and prospects of BFC, PCB and the combined company following the proposed merger and statements for the period after the merger. Words such as “anticipate,” “believe,” “feel,” “expect,” “estimate,” “indicate,” “seek,” “strive,” “plan,” “intend,” “outlook,” “forecast,” “project,” “position,” “target,” “mission,” “contemplate,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to BFC, PCB, the proposed merger or the combined company following the merger often identify forward-looking statements, although not all forward-looking statements contain such words.
These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this proxy statement/prospectus and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the merger; the expected timing of the completion of the merger; the ability to complete the merger; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, including the execution of integration plans; any statements of expectation or belief and any statements of assumptions underlying any of the foregoing.
The forward-looking statements contained or incorporated by reference in this proxy statement/prospectus reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Such risks and uncertainties include, among others, the following possibilities:
•
the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require PCB to pay a termination fee to BFC;

•
the inability to complete the merger contemplated by the merger agreement due to the failure to satisfy conditions necessary to close the merger, including the receipt of the requisite approvals of PCB shareholders;

•
the risk that a regulatory approval that may be required for the merger is not obtained or is obtained subject to conditions that are not anticipated;

•
risks associated with the timing of the completion of the merger;

•
management time and effort may be diverted to the resolution of merger-related issues;

•
the risk that the businesses of BFC and PCB will not be integrated successfully, or such integration may be more difficult, time-consuming or costly than expected;

•
BFC’s ability to achieve the synergies and value creation contemplated by the proposed merger with PCB;

•
the expected growth opportunities or costs savings from the merger with PCB may not be fully realized or may take longer to realize than expected;

•
revenues following the transaction may be lower than expected as a result of losses of customers or other reasons;

•
potential deposit attrition, higher than expected costs, customer loss and business disruption associated with BFC’s integration of PCB, including, without limitation, potential difficulties in maintaining relationships with key personnel;

•
the outcome of any legal proceedings that may be instituted against BFC or PCB or their respective boards of directors;

•
general economic conditions, either globally, nationally, in the State of Wisconsin, or in the specific markets in which BFC or PCB operate;

•
limitations placed on the ability of BFC and PCB to operate their respective businesses by the merger agreement;

•
the effect of the announcement of the merger on BFC’s and PCB’s business relationships, employees, customers, suppliers, vendors, other partners, standing with regulators, operating results and businesses generally;

•
customer acceptance of the combined company’s products and services;

•
the amount of any costs, fees, expenses, impairments and charges related to the merger;

•
fluctuations in the market price of BFC common stock and the related effect on the market value of the merger consideration that PCB shareholders will receive upon completion of the merger;

•
business and economic conditions nationally, regionally and in BFC’s target markets, particularly in Wisconsin and the geographic areas in which BFC operates;

•
concentration of BFC’s loan portfolio in real estate loans and changes in the prices, values and sales volumes of commercial and residential real estate;

•
the concentration of BFC’s business within BFC’s geographic areas of operation in Wisconsin;

•
credit and lending risks associated with BFC’s commercial real estate, commercial and industrial, and construction and development portfolios;

•
disruptions to the credit and financial markets, either nationally or globally;

•
increased competition in the banking and mortgage banking industry, nationally, regionally or locally;

•
BFC’s ability to execute its business strategy to achieve profitable growth;

•
the dependence of BFC’s operating model on its ability to attract and retain experienced and talented bankers in each of its markets;

•
risks that BFC’s cost of funding could increase, in the event BFC is unable to continue to attract stable and low-cost deposits;

•
BFC’s ability to maintain its operating efficiency;

•
failure to keep pace with technological change or difficulties when implementing new technologies;

•
weakness in the real estate market, including the secondary residential mortgage market, which can affect, among other things, the value of collateral securing mortgage loans, mortgage loan originations and delinquencies, profits on sales of mortgage loans, and the value of mortgage servicing rights;

•
BFC’s ability to attract and maintain business banking relationships with well-qualified businesses, real estate developers and investors with proven track records in its market areas;

•
BFC’s ability to attract sufficient loans that meet prudent credit standards, including in its commercial and industrial and owner-occupied commercial real estate loan categories;

•
failure to maintain adequate liquidity and regulatory capital and comply with evolving federal and state banking regulations;

•
inability of BFC’s risk management framework to effectively mitigate credit risk, interest rate risk, liquidity risk, price risk, compliance risk, operational risk, strategic risk and reputational risk;

•
failure to develop new, and grow existing, streams of noninterest income;

•
BFC’s ability to oversee the performance of third-party service providers that provide material services to BFC;

•
BFC’s ability to maintain expenses in line with current projections;

•
BFC’s dependence on its management team and its ability to motivate and retain its management team;

•
risks related to any future acquisitions, including failure to realize anticipated benefits from future acquisitions;

•
inability to find acquisition candidates that will be accretive to BFC’s financial condition and results of operations;

•
system failures, data security breaches, including as a result of cyberattacks, or failures to prevent breaches of BFC’s network security or that of BFC’s data processing subsidiary UFS, LLC;

•
data processing system failures and errors;

•
fraudulent and negligent acts by BFC’s clients, employees or vendors;

•
BFC’s financial reporting controls and procedures’ ability to prevent or detect all errors or fraud;

•
BFC’s ability to identify and address potential cybersecurity risks, including data security breaches, credential stuffing, malware, “denial-of-service” attacks, “hacking” and identify theft, a failure of which could disrupt BFC’s business and result in the disclosure of and/or misuse or misappropriation of confidential or proprietary information, disruption or damage to its systems, increased costs, losses, or adverse effects to its reputation;

•
fluctuations in the market value and its impact in the securities held in BFC’s securities portfolio;

•
the adequacy of BFC’s reserves (including allowance for loan and lease losses (“ALLL”)) and the appropriateness of its methodology for calculating such reserves;

•
increased loan losses or impairment of goodwill and other intangibles;

•
the makeup of BFC’s asset mix and investments;

•
BFC’s focus on small and mid-sized businesses;

•
an inability to raise necessary capital to fund BFC’s growth strategy, operations or to meet increased minimum regulatory capital levels;

•
the sufficiency of BFC’s capital, including sources of such capital and the extent to which capital may be used or required;

•
interest rate shifts and its impact on BFC’s financial condition and results of operation;

•
the expenses that BFC will incur to operate as a public company and BFC’s inexperience complying with the requirements of being a public company;

•
the institution and outcome of litigation and other legal proceeding against BFC or to which BFC becomes subject;

•
changes in BFC’s accounting standards;

•
the impact of recent and future legislative and regulatory changes, including, without limitation, the Tax Cuts and Jobs Act of 2017;

•
examinations by regulatory authorities;

•
governmental monetary and fiscal policies;

•
changes in the scope and cost of FDIC insurance and other coverage; and

•
other factors and risks described under the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bank First National Corporation” sections herein;

Any forward-looking statements made in this proxy statement/prospectus are subject to the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus. BFC and PCB do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made, unless and only to the extent otherwise required by law. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to BFC, PCB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF BFC
The following table sets forth summarized historical consolidated financial information for each of the periods indicated. This information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bank First National Corporation” below and with the accompanying consolidated financial statements included in this registration statement. The selected historical financial information indicated as of and for the years ended December 31, 2018 and 2017 has been derived from BFC’s audited consolidated financial statements included elsewhere in this registration statement. The selected historical financial information indicated as of and for the years ended December 31, 2016, 2015 and 2014 has been derived from BFC’s audited consolidated financial statements not included in this registration statement. Historical results set forth below and elsewhere in this registration statement are not necessarily indicative of future performance.
	December 31,
	2018	2017	2016	2015	2014
	(dollars in thousands, except per share and other data)
Operating Data
Interest Income	$77,944	$53,472	$44,726	$41,062	$39,709
Interest Expense	14,845	7,732	5,932	5,063	4,783
Net interest Income	63,099	45,740	38,794	35,999	34,926
Provision for Loan Losses	2,935	1,055	320	1,008	2,030
Non-Interest Income	11,531	9,848	9,244	7,463	7,893
Non-Interest Expense	39,642	30,394	25,099	22,305	21,910
Income Before Taxes	32,053	24,139	22,619	20,149	18,879
Income Taxes	6,597	8,826	7,706	6,754	6,259
Net Income	$25,456	$15,313	$14,913	$13,395	$12,620
Average shares outstanding, basic	6,673,758	6,285,901	6,220,694	6,291,319	6,338,077
Average shares outstanding, diluted	6,673,758	6,285,901	6,220,694	6,291,319	6,338,077
Total shares outstanding	6,610,358	6,805,684	6,210,892	6,267,660	6,259,535
Basic Earnings per share	$3.81	$2.44	$2.40	$2.13	$1.99
Diluted Earnings Per Share	$3.81	$2.44	$2.40	$2.13	$1.99
Dividends Declared Per Share	$0.68	$0.64	$0.59	$0.51	$0.46
Dividend payout ratio(1)	18%	26%	25%	24%	23%
Financial Condition Data
Total Assets	$1,793,165	$1,753,404	$1,315,997	$1,237,675	$1,105,008
Total Deposits	1,557,167	1,506,642	1,127,020	1,062,575	954,742
Total Loans	1,428,494	1,397,547	1,026,257	956,637	873,058
Stockholders’ equity	174,323	161,728	127,523	118,928	109,062
Book Value Per Share	$26.37	$23.76	$20.53	$18.97	$17.42
Performance Ratios
Return on Average Assets	1.43%	1.04%	1.13%	1.14%	1.17%
Return on Average Stockholders’ equity	15.36%	11.26%	12.01%	11.65%	11.84%
Equity to assets	9.72%	9.22%	9.69%	9.61%	9.87%
Interest rate spread(2)	3.53%	3.22%	3.08%	3.32%	3.47%
Net Interest Margin, taxable equivalent(3)	3.89%	3.45%	3.26%	3.48%	3.64%
Efficiency ratio(4)	52.16%	53.28%	50.81%	49.92%	49.72%

	December 31,
	2018	2017	2016	2015	2014
	(dollars in thousands, except per share and other data)
Asset Quality
Non-Performing Loans	$20,522	$20,613	$602	$1,625	$2,756
Non-Performing Loans/Total Loans	1.44%	1.47%	0.06%	0.17%	0.32%
Net (Recoveries)/Charge-Offs	$2,299	$171	$(397)	$255	$1,527
Allowance/Total Loans	0.86%	0.83%	1.05%	1.06%	1.07%
Capital Ratios(5):
Total capital	11.35%	10.80%	11.69%	10.86%	12.64%
Tier 1 capital	9.86%	9.29%	10.72%	9.95%	11.56%
CET1	9.86%	9.29%	10.72%	9.95%	N/A
Tier 1 leverage capital	9.06%	8.47%	8.94%	8.85%	9.09%
Other Data:
Number of full service offices	18	18	12	12	11
Full-time equivalent employees	253	249	173	161	155

(1)
Dividend payout ratio represents per share dividends declared divided by diluted earnings per share.

(2)
The interest rate spread represents the difference between the fully taxable equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(3)
The net interest margin represents fully taxable equivalent net interest income as a percent of average interest-earning assets for the period.

(4)
The efficiency ratio represents noninterest expense as a percentage of the sum of net interest income on a fully taxable equivalent basis and noninterest income.

(5)
Capital ratios are for Bank First National Corporation.

COMPARATIVE MARKET PRICES AND DIVIDENDS
Bank First National Corporation
BFC registered its common stock under Section 12(b) of the Exchange Act on October 23, 2018, in connection with listing on the Nasdaq Capital Market, and trades under the symbol “BFC”. Prior to October 23, 2018, BFC’s common stock was traded on the OTC Market Group’s Pink tier under the symbol “BFNC”. The trading volume of BFC’s common stock is less than that of banks with larger market capitalizations, even though BFC has improved accessibility to its common stock first through the OTC Market Group and more recently through its listing on Nasdaq. As of April 1, 2019, BFC had approximately 442 shareholders of record and 6,577,044 shares issued and outstanding.
On January 22, 2019, the last full trading day before the public announcement of the merger agreement, the closing sale price per share of BFC common stock was $46.75, and on [•], 2019, the latest practicable date before the date of this proxy statement/prospectus, the closing sale price per share of BFC common stock was $[•].
PCB shareholders are advised to obtain current market quotations for BFC common stock. The market price of BFC common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of BFC common stock before or after the effective date of the merger. Changes in the market price of BFC common stock prior to the completion of the merger may affect the market value of the merger consideration that PCB shareholders will receive.
Securities Authorized for Issuance under Equity Compensation Plans
The following table provides information as of December 31, 2018 with respect to shares of common stock that may be issued under BFC’s equity compensation plans.
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Plan Category
Equity compensation plans approved by security holders	0	$0	498,888
Total at December 31, 2018	0	$0	498,888

Partnership Community Bancshares, Inc.
As of the record date for the PCB special meeting, there were 2,358,602 shares of PCB common stock outstanding, which were held by approximately 177 holders of record. PCB common stock is not listed on any established securities exchange or quotation system. Accordingly, there is no established public trading market for the shares of PCB common stock and as a result, any market in PCB common stock prior to the merger should be characterized as illiquid and irregular. Privately negotiated trades of PCB common stock occur from time to time without pricing information being made known to PCB management. These transactions represent privately negotiated transactions directly between the purchaser and seller and are not subject to any reporting system.

RISK FACTORS
Investing in BFC common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this proxy statement/prospectus, including BFC’s consolidated financial statements and related notes, before investing in BFC’s common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect BFC’s business. If any of these known or unknown risks or uncertainties actually occurs, BFC’s business, financial condition and results of operations could be impaired. In that event, the market price for BFC common stock could decline and you may lose your investment. Certain statements below are forward-looking statements. See “Cautionary Statements Concerning Forward-Looking Statements.”
In addition to the other information included in this proxy statement/prospectus and the matters addressed in “Cautionary Statements Concerning Forward-Looking Statements”, you should carefully consider the matters described below in determining whether to approve the merger proposal. If the merger is consummated, Bank First and Partnership Bank will operate as a combined bank and as a wholly-owned subsidiary of BFC in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond the combined company’s control. BFC’s future success is based in large part on the accuracy of BFC’s assumptions about and inherent in BFC’s business, marketing and growth strategies for BFC, as well as BFC’s ability to identify and implement strategies to address the risks identified herein.
Risks Related to the Merger
Because of the fixed exchange ratio and the fluctuation of the market price of BFC common stock, PCB shareholders will not know at the time of the special meeting the market value of the merger consideration they will receive at the effective time of the merger.
Pursuant to the merger agreement, each outstanding share of PCB common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive, at the election of each PCB shareholder, either (i) $17.3832 in cash, which we refer to as the cash consideration, or (ii) 0.35047 of a share of BFC’s common stock, which we refer to as the stock consideration, provided that the total mix of merger consideration shall be fixed at 65% stock and 35% cash, and if the stock consideration or the cash consideration is over-subscribed, the exchange agent will make adjustments to the elections of PCB shareholders whose elections were in excess of these limits in order to preserve that mix of merger consideration.
The market value of the stock consideration may vary from the market value on the date PCB and BFC announced the merger, on the date that this proxy statement/prospectus is mailed, on the date of the PCB special meeting and on the date the merger is completed and thereafter due to fluctuations in the market price of BFC common stock. Any fluctuation in the market price of BFC common stock after the date of this proxy statement/prospectus will change the value of the shares of BFC common stock that PCB shareholders may receive. Stock price changes may result from a variety of factors that are beyond the control of BFC and PCB, including but not limited to general market and economic conditions, changes in their respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the PCB special meeting, PCB shareholders will not know the precise market value of the stock consideration they may receive at the effective time of the merger. PCB shareholders should obtain current sale prices for shares of BFC common stock before voting their shares at the PCB special meeting.
The merger and related transactions are subject to approval by PCB shareholders.
The merger cannot be completed unless the PCB shareholders approve the merger agreement and the merger by the affirmative vote of the holders of at least a majority of the outstanding shares of PCB’s common stock entitled to vote at the PCB special meeting.

Failure to complete the merger could negatively affect the value of the shares and the future business and financial results of PCB.
If the merger is not completed, the ongoing business of PCB could be adversely affected and PCB will be subject to a variety of risks associated with the failure to complete the merger, including the following:
•
PCB being required, under certain circumstances, to pay to BFC a termination fee equal to $1,640,000;

•
substantial costs incurred by PCB in connection with the proposed merger, such as legal, accounting, financial advisor, printing and mailing fees;

•
the loss of key employees and customers;

•
the disruption of operations and business;

•
deposit attrition, customer loss and revenue loss;

•
unexpected problems with costs, operations, personnel, technology and credit;

•
diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the merger; and

•
reputational harm due to the adverse perception of any failure to successfully complete the merger.

If the merger is not completed, these risks could materially affect the business, financial results and the value of PCB common stock.
PCB will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on PCB. These uncertainties may impair PCB’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with PCB to seek to change existing business relationships with PCB. Retention of certain employees by PCB may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with PCB or BFC. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with PCB or BFC, PCB’s business or the business assumed by BFC following the merger could be harmed. In addition, PCB has agreed to certain contractual restrictions on the operation of its business prior to closing. See “The Merger Agreement — Covenants and Agreements” for a description of the restrictive covenants applicable to PCB.
The merger agreement limits PCB’s ability to pursue an alternative acquisition proposal and requires PCB to pay a termination fee of  $1,640,000 under limited circumstances relating to alternative acquisition proposals.
Under the merger agreement, PCB has agreed not to initiate, solicit, induce or knowingly encourage, or take any action to facilitate any alternative business combination transaction or, subject to certain exceptions, participate in discussions or negotiations regarding, or furnish any non-public information relating to, any alternative business combination transaction. See “The Merger Agreement — No Solicitation” on page 96. The merger agreement also provides for PCB to pay to BFC a termination fee in the amount of  $1,640,000 in the event that the merger agreement is terminated for certain reasons. See “The Merger Agreement — Termination Fee” on page 100. These provisions could discourage a potential competing acquirer that might have an interest in acquiring PCB from considering or making a competing acquisition proposal, even if the potential competing acquirer was prepared to pay consideration with a higher per share cash value than the market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances under the merger agreement.

The merger agreement contains provisions granting both PCB and BFC the right to terminate the merger agreement in certain circumstances.
The merger agreement contains certain termination rights, including the right, subject to certain exceptions, of either party to terminate the merger agreement if the merger is not completed on or prior to September 30, 2019 (subject to automatic extension to December 31, 2019 if the only outstanding condition to closing is the receipt of regulatory approvals), and the right of PCB to terminate the merger agreement, subject to certain conditions, if the average closing price of BFC common stock over a specified period prior to completion of the merger decreases below certain specified thresholds and the BFC common stock underperforms the NASDAQ Bank Index by a similar threshold, or to accept a business combination transaction deemed to be superior to the merger by the PCB board of directors. If the merger is not completed, the ongoing business of PCB could be adversely affected and PCB will be subject to several risks, including the risks described elsewhere in this “Risk Factors” section.
The merger is subject to a number of conditions which, if not satisfied or waived in a timely manner, would delay the merger or adversely impact the companies’ ability to complete the transactions.
The completion of the merger is subject to certain conditions, including, among others, the (1) approval of the merger agreement by the holders of at least a majority of the outstanding shares of PCB common stock entitled to vote at the PCB special meeting; (2) the receipt of all required regulatory approvals for the merger, without the imposition of any material on-going conditions or restrictions, and the expiration of all regulatory waiting periods; (3) the absence of any legal restraint (such as an injunction or restraining order) that would prevent the consummation of the merger; (4) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; (5) each party’s receipt of a tax opinion from its respective outside legal counsel, dated the closing date of the merger, confirming the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code; (6) the Plan of Bank Merger in the form attached as Exhibit B to the merger agreement attached as Annex A to this document being executed and delivered; (7) the absence of 10% or more of the outstanding shares of PCB’s common stock exercising their dissenters’ rights; (8) the absence of the occurrence of a material adverse effect on PCB or BFC; (9) the shares of BFC common stock being approved for listing on the Nasdaq Capital Market; and (10) other customary closing conditions set forth in the merger agreement. See “The Merger Agreement — Conditions to Completion of the Merger” on page 98. While it is currently anticipated that the merger will be completed during the third quarter of 2019, there can be no assurance that such conditions will be satisfied in a timely manner or at all, or that an effect, event, development or change will not transpire that could delay or prevent these conditions from being satisfied. Accordingly, there can be no guarantee with respect to the timing of the closing of the merger, whether the merger will be completed at all and when PCB shareholders will receive the merger consideration, if at all.
BFC and PCB may waive one or more of the conditions to the merger without re-soliciting shareholder approval for the merger.
Each of the conditions to the obligations of BFC and PCB to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of BFC and PCB, if the condition is a condition to both parties’ obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of BFC and PCB may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies are necessary. BFC and PCB, however, generally do not expect any such waiver to be significant enough to require re-solicitation of shareholders. In the event that any such waiver is not determined to be significant enough to require re-solicitation of shareholders, the companies will have the discretion to complete the merger without seeking further shareholder approval.
Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.
Before the transactions contemplated by the merger agreement may be completed, approvals or waivers must be obtained from various regulatory authorities, which include the Federal Reserve Board, the OCC, the WDFI, and other securities and regulatory authorities. These governmental entities may request additional information or materials regarding the regulatory applications and notices submitted by BFC and PCB, or may impose conditions on the granting of such approvals. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying the completion of the merger or of imposing additional costs or limitations on the combined company following the merger. The regulatory approvals may not be received at all, may not be received in a timely fashion, and may contain conditions on the completion of the merger that are not anticipated or cannot be met. There can be no assurance as to whether these and other regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. See “The Merger — Regulatory Approvals Required for the Merger” on page 74.
The directors and executive officers of PCB have interests in seeing the merger completed that are different from, or in addition to, those of the other PCB shareholders.
The directors and executive officers of PCB have arrangements that provide them with interests in the merger that are different from, or in addition to, those of the shareholders of PCB generally. These interests and arrangements may create potential conflicts of interest and may influence or may have influenced the directors and executive officers of PCB to support or approve the merger and the merger agreement. See “The Merger — Interests of PCB’s Directors and Executive Officers in the Merger” beginning on page 72.
The opinion of PCB’s financial advisor does not reflect changes in circumstances between the date of the signing of the merger agreement and the completion of the merger.
PCB’s board of directors received an opinion from its financial advisor as to the fairness of the merger consideration from a financial point of view as of the date of such opinion. Subsequent changes in the operation and prospects of PCB or BFC, general market and economic conditions and other factors that may be beyond the control of PCB or BFC, may significantly alter the value of PCB or BFC or the price of the shares of BFC common stock by the time the merger is completed. The opinion does not address the fairness of the merger consideration from a financial point of view at the time the merger is completed, or as of any other date other than the date of such opinion. The opinion of PCB’s financial advisor is attached as Annex B to this proxy statement/prospectus. For a description of the opinion, see “The Merger — Opinion of PCB’s Financial Advisor” on page 61.
The merger may be completed even if BFC or PCB experiences adverse changes in its business.
In general, either BFC or PCB may refuse to complete the merger if the other party suffers a material adverse effect on its business prior to the closing of the merger. However, certain types of changes or occurrences with respect to BFC or PCB would not prevent the merger from going forward, even if the change or occurrence would have adverse effects on BFC or PCB, including the following:
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changes in laws and regulations affecting financial institutions and their holding companies generally, or interpretations thereof by courts or governmental entities, if such changes do not have a disproportionate impact on the affected company;

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changes in GAAP or regulatory accounting requirements generally applicable to financial institutions and their holding companies, if such changes do not have a disproportionate impact on the affected company;

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changes in global, national or regional political conditions including the outbreak of war or acts of terrorism, or in economic or market conditions affecting the financial services industry generally, if such changes do not have a disproportionate impact on the affected company;

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changes or effects from the announcement of the merger agreement and the transactions contemplated thereby, and compliance by the parties with the merger agreement on the business, financial condition or results of operations of the parties;

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any failure by PCB of BFC to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (but not including the underlying causes thereof);

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a decline in the trading price or trading volume of BFC common stock; however, PCB may terminate the merger agreement if  (i) the average closing price of BFC common stock during a specified period prior to closing is less than $40.92 and (ii) BFC’s common stock underperforms the Nasdaq Bank Index by more than 17.50%, unless BFC elects to make a compensating adjustment to the merger consideration; and

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the impact of the merger agreement and the transactions contemplated thereby on relationships with customers or employees, including the loss of personnel subsequent to the date of the merger agreement.

Litigation in transactions of this type are sometimes filed against the board of directors of either party that could prevent or delay the completion of the merger or result in the payment of damages following completion of the merger.
In connection with the merger, it is possible that PCB shareholders may file putative class action lawsuits against the boards of directors of BFC and/or PCB. Among other remedies, these shareholders could seek to enjoin the merger. The outcome of any such litigation would be uncertain. If a dismissal is not granted or a settlement is not reached, such potential lawsuits could prevent or delay completion of the merger and result in substantial costs to BFC and PCB. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is consummated may adversely affect the combined company’s business, financial condition, results of operations, cash flows and market price.
Risks Related to the Combined Company Following the Merger
The combined company expects to incur substantial expenses related to the merger.
The combined company expects to incur substantial expenses in connection with completing the merger and integrating the business and operations of PCB and BFC. Although BFC and PCB have assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the integration of the businesses following the completion of the merger.
Following the merger, the combined company may be unable to integrate PCB’s business with BFC successfully and realize the anticipated synergies and other benefits of the merger or do so within the anticipated timeframe.
The merger involves the combination of two companies that currently operate as independent companies, as well as the companies’ subsidiaries. Although the combined company is expected to benefit from certain synergies, including cost savings, the combined company may encounter potential difficulties in the integration process, including:
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the inability to successfully combine PCB’s business with BFC in a manner that permits the combined company to achieve the cost savings anticipated to result from the merger, which would result in the anticipated benefits of the merger not being realized in the timeframe currently anticipated or at all;

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the risk of not realizing all of the anticipated operational efficiencies or other anticipated strategic and financial benefits of the merger within the expected timeframe or at all;

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potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; and

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performance shortfalls as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in the combined company’s operations, any of which could adversely affect the ability of the combined company to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of the combined company.
Following the merger, the combined company may be unable to retain key employees.
The success of the combined company after the merger will depend in part upon its ability to retain key employees. In connection with the execution of the merger agreement, BFC will enter into employment agreements with certain key employees of PCB, the effectiveness of which is conditioned upon the completion of the merger. However, key employees may depart either before or after the merger because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company following the merger. Accordingly, no assurance can be given that PCB or BFC or, following the merger, the combined company will be able to retain key employees.
The voting power of PCB shareholders will be diluted by the merger.
The merger will result in PCB shareholders having an ownership stake in the combined company that is smaller than their current stake in PCB. Upon completion of the merger of PCB with BFC, we estimate that PCB shareholders will own approximately [•]% of the issued and outstanding shares of common stock of the combined company. Consequently, PCB shareholders, as a general matter, will have less influence over the management and policies of the combined company after the effective time of the merger than they currently exercise over the management and policies of PCB.
Future capital needs could result in dilution of shareholder investment.
BFC’s board of directors may determine from time to time there is a need to obtain additional capital through the issuance of additional shares of its common stock or other securities. These issuances would dilute the ownership interests of its shareholders and may dilute the per share book value of BFC common stock. New investors may also have rights, preferences and privileges senior to BFC’s shareholders which may adversely impact its shareholders.
Risks Related to an Investment in the Combined Company’s Common Stock
The market price of the shares of common stock of the combined company may be affected by factors different from those affecting the price of shares of BFC common stock before the merger.
The results of operations of the combined company, as well as the market price of shares of the common stock of the combined company after the merger, may be affected by factors in addition to those currently affecting BFC’s or PCB’s results of operations and the market prices of shares of BFC common stock. Accordingly, the historical financial results of BFC and PCB and the historical market prices of shares of BFC common stock may not be indicative of these matters for the combined company after the merger. For a discussion of the businesses of BFC and PCB and certain risks to consider in connection with evaluating the proposals to be considered at the PCB special meeting, see “Information About Bank First National Corporation” beginning on page 104 and “Information about Partnership Community Bancshares, Inc.” beginning on page 175.
The market price of the combined company’s common stock may decline as a result of the merger.
The market price of the combined company’s common stock may decline as a result of the merger if the combined company does not achieve the perceived benefits of the merger or the effect of the merger on the combined company’s financial results is not consistent with the expectations of financial or industry analysts. In addition, upon completion of the merger, BFC and PCB shareholders will own interests in a combined company operating an expanded business with a different mix of assets, risks and liabilities. Current BFC and PCB shareholders may not wish to continue to invest in the combined company, or for other reasons may wish to dispose of some or all of their shares of the combined company.

After the merger is completed, PCB shareholders who receive shares of BFC common stock in the merger will have different rights that may be less favorable than their current rights as PCB shareholders.
After the closing of the merger, PCB shareholders who receive shares of BFC common stock in the merger will have different rights than they currently have as PCB shareholders, which may be less favorable than their current rights as PCB shareholders. For a detailed discussion of the significant differences between the current rights of a shareholder of PCB and the rights of a shareholder of the combined company following the merger, see “Comparison of Rights of BFC Shareholders and PCB Shareholders” beginning on page 180.
Applicable laws and regulations restrict both the ability of Bank First to pay dividends to BFC and the ability of BFC to pay dividends to its shareholders.
Both BFC and Bank First are subject to various regulatory restrictions relating to the payment of dividends. In addition, the Federal Reserve Board has the authority to prohibit bank holding companies from engaging in unsafe or unsound practices in conducting their business. These federal and state laws, regulations and policies are described in greater detail in “Information About Bank First National Corporation — Supervision and Regulation — Payment of Dividends,” but generally look to factors such as previous results and net income, capital needs, asset quality, existence of enforcement or remediation proceedings, and overall financial condition.
For the foreseeable future, the majority, if not all, of the BFC’s revenue will be from any dividends paid to BFC by Bank First. Accordingly, BFC’s ability to pay dividends also depends on the ability of Bank First to pay dividends to BFC. Furthermore, the present and future dividend policy of Bank First is subject to the discretion of its board of directors.
BFC cannot guarantee that BFC or Bank First will be permitted by financial condition or applicable regulatory restrictions to pay dividends, that the board of directors of Bank First will elect to pay dividends to BFC, nor can it guarantee the timing or amount of any dividend actually paid.
There are substantial regulatory limitations on changes of control of bank holding companies.
Federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Under the federal Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve Board before acquiring control of any bank holding company, such as BFC, and the OCC before acquiring control of any national bank, such as Bank First. Upon receipt of such notice, the bank regulatory agencies may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a person or group acquires a certain percentage or more of a bank holding company’s or bank’s voting stock, or if one or more other control factors are present. As a result, a person or entity generally must provide prior notice to the Federal Reserve Board before acquiring the power to vote 10% or more of BFC’s outstanding common stock. Further, existing bank holding companies must obtain prior approval to obtain 5% or more of BFC’s outstanding common stock. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of BFC may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of BFC stock.
BFC has the ability to incur debt and pledge its assets, including its stock in Bank First, to secure that debt.
Absent special and unusual circumstances, a holder of indebtedness for borrowed money has rights that are superior to those of holders of common stock. For example, interest must be paid to the lender before dividends can be paid to the shareholders, and loans must be paid off before any assets can be distributed to shareholders if BFC was to liquidate. Furthermore, BFC would have to make principal and interest payments on its indebtedness, which could reduce its profitability or result in net losses on a consolidated basis even if Bank First were profitable.

BFC’s stock price could be volatile.
The market price of BFC’s common stock may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond BFC’s control. In addition, if the market for stocks in BFC’s industry, or the stock market in general, experiences a loss of investor confidence, the trading price of BFC’s common stock could decline for reasons unrelated to BFC’s business, financial condition or results of operations. If any of the foregoing occurs, it could cause BFC’s stock price to fall and may expose BFC to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management which could materially adversely affect BFC’s business, financial condition or results of operations.
Future sales of BFC’s common stock or securities convertible into BFC’s common stock may dilute BFC’s shareholders’ ownership in BFC and may adversely affect BFC or the market price of BFC’s common stock.
BFC is generally not restricted from issuing additional shares of its common stock up to the authorized number of shares set forth in its charter. BFC may issue additional shares of its common stock or securities convertible into its common stock in the future pursuant to current or future employee stock option plans, employee stock grants, upon exercise of warrants or in connection with future acquisitions or financings. BFC cannot predict the size of any such future issuances or the effect, if any, that any such future issuances will have on the trading price of its common stock. Any such future issuances of shares of its common stock or securities convertible into common stock may have a dilutive effect on the holders of BFC’s common stock and could have a material negative effect on the trading price of BFC’s common stock.
Future sales of BFC’s common stock in the public market could lower its share price, and any additional capital raised by BFC through the sale of equity or convertible debt securities may dilute BFC’s shareholders ownership in BFC and may adversely affect BFC or the market price of its common stock.
BFC may sell additional shares of its common stock in public offerings, and issue additional shares of common stock or convertible securities to finance future acquisitions. BFC cannot predict the size of future issuances of its common stock or the effect, if any, that future issuances and sales of its common stock will have on the market price of its common stock. Sales of substantial amounts of its common stock (including shares that may be issued in connection with acquisitions), or the perception that such issuance could occur, may adversely affect prevailing market prices for BFC’s common stock.
The accuracy of BFC’s financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in BFC’s critical accounting policies are inaccurate.
The preparation of financial statements and related disclosure in conformity with accounting principles generally accepted in the United States requires BFC to make judgments, assumptions and estimates that affect the amounts reported in BFC’s consolidated financial statements and accompanying notes. BFC’s critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bank First National Corporation,” describe those significant accounting policies and methods used in the preparation of BFC’s consolidated financial statements that BFC considers “critical” because they require judgments, assumptions and estimates that materially affect BFC’s consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in BFC’s critical accounting policies, those events or assumptions could have a material impact on BFC’s consolidated financial statements and related disclosures.
BFC is an emerging growth company and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its common stock less attractive to investors.
BFC is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and it intends to take advantage of certain exemptions from various regulatory and reporting requirements that are applicable to public companies that are emerging growth companies, including, but not limited to, exemptions from being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, even if BFC complies with the greater obligations of public companies that are not emerging growth companies, it may avail itself of the reduced requirements applicable to emerging growth companies from time to time in the future, so long as it remains an emerging growth company. BFC will remain an emerging growth company for up to five years, though it will cease to be an emerging growth company earlier if BFC has more than $1 billion in annual gross revenues, has more than $700 million in market value of its common stock held by non-affiliates, or issues more than $1 billion of non-convertible debt in a three-year period. Investors and securities analysts may find it more difficult to evaluate BFC’s common stock because BFC will rely on one or more of these exemptions and, as a result, investor confidence or the market price of BFC’s common stock may be materially and adversely affected.
BFC’s securities are not FDIC insured.
Securities that BFC issues, including its common stock, are not savings or deposit accounts or other obligations of any bank, insured by the FDIC, any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of BFC’s shareholders’ investments.
Risks Related to Tax
The merger may have adverse tax consequences.
Each of BFC and PCB expects that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the respective obligations of BFC and PCB to complete the merger that each of BFC and PCB receives a tax opinion from its respective outside legal counsel, dated the closing date of the merger, to that effect. A legal opinion represents the judgment of counsel rendering the opinion and is not binding on the Internal Revenue Service (“IRS”) or the courts. See “The Merger —  Material U.S. Federal Income Tax Consequences” beginning on page 75. If the merger were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, then each holder of PCB common stock generally would recognize gain or loss, as applicable, equal to the difference between (1) the sum of the fair market value of the shares of BFC common stock received by such U.S. holder in the merger and the amount of cash received by such U.S. holder in the merger and (2) its adjusted tax basis in the shares of PCB common stock surrendered in exchange therefor. The consequences of the merger to any particular shareholder will depend on that shareholder’s particular situation. We strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.
Risks Related to BFC’s Business
Difficult or volatile conditions in the national financial markets, the U.S. economy generally, or the state of Wisconsin in particular may adversely affect BFC’s lending activity or other businesses, as well as BFC’s financial condition.
BFC’s business and financial performance are vulnerable to weak economic conditions in the financial markets and economic conditions generally or specifically in the state of Wisconsin, the principal market in which BFC conducts business. A deterioration in economic conditions in BFC’s primary market areas could result in the following consequences, any of which could materially and adversely affect BFC’s business: increased loan delinquencies; problem assets and foreclosures; significant write-downs of asset values; lower demand for BFC’s products and services; reduced low cost or noninterest-bearing deposits; intangible asset impairment; and collateral for loans made by BFC, especially real estate, may decline in value, in turn reducing BFC’s customers’ ability to repay outstanding loans, and reducing the value of assets and collateral associated with BFC’s existing loans. Additional issues surrounding weakening economic conditions and volatile markets that could adversely impact BFC include:
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increased regulation of BFC’s industry, and resulting increased costs associated with regulatory compliance and potential limits on BFC’s ability to pursue business opportunities;

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BFC’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches BFC uses to select, manage, and underwrite its customers become less predictive of future performance;

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the process BFC uses to estimate losses inherent in its loan portfolio requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of BFC’s borrowers to repay their loans, which process may no longer be capable of accurate estimation and may, in turn, impact its reliability; and

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downward pressure on BFC’s stock price.

Additionally, BFC conducts its banking operations primarily in Wisconsin. As of December 31, 2018, approximately 98% of BFC’s loans and approximately 97% of its deposits were made to borrowers or received from depositors who live and/or primarily conduct business in Wisconsin. Therefore, BFC’s success will depend in large part upon the general economic conditions in this area, which it cannot predict with certainty. This geographic concentration imposes risks from lack of geographic diversification, as adverse economic developments in Wisconsin, among other things, could affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosure losses on loans and reduce the value of BFC’s loans and loan servicing portfolio.
Any regional or local economic downturn that affects Wisconsin or existing or prospective borrowers or property values in such areas may affect BFC and its profitability more significantly and adversely than its competitors whose operations are less geographically concentrated.
BFC faces strong competition from financial services companies and other companies that offer banking services.
BFC conducts its banking operations primarily in Wisconsin. Many of BFC’s competitors offer the same, or a wider variety of, banking services within its market areas, and BFC competes with them for the same customers. These competitors include banks with nationwide operations, regional banks and community banks. In many instances these national and regional banks have greater resources than BFC does, and the smaller community banks may have stronger ties in local markets than BFC does, which may put BFC at a competitive disadvantage. BFC also faces competition from many other types of financial institutions, including thrift institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial institutions have opened offices and solicit deposits in BFC’s market areas. Increased competition in BFC’s markets may result in reduced loans and deposits, as well as reduced net interest margin and profitability. If BFC is unable to attract and retain banking clients, BFC may be unable to continue to grow its loan and deposit portfolios, and BFC’s business, financial condition and results of operations may be adversely affected.
If BFC does not effectively manage its asset quality and credit risk, it could experience loan losses.
Making any loan involves various risks, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt, and risks resulting from changes in economic and market conditions. BFC’s credit risk approval and monitoring procedures may fail to identify or reduce these credit risks, and they cannot completely eliminate all credit risks related to BFC’s loan portfolio. If the overall economic climate, including employment rates, real estate markets, interest rates and general economic growth, in the United States, generally, or Wisconsin, specifically, experiences material disruption, BFC’s borrowers may experience difficulties in repaying their loans, the collateral BFC holds may decrease in value or become illiquid, and the levels of nonperforming loans, charge-offs and delinquencies could rise and require additional provisions for loan losses, which would cause BFC’s net income and return on equity to decrease.
BFC’s provision and allowance for credit losses may not be adequate to cover actual credit losses.
BFC makes various assumptions and judgments about the collectability of its loan and lease portfolio and utilizes these assumptions and judgments when determining the provision and allowance for credit losses. The determination of the appropriate level of the provision for credit losses inherently involves a high degree of subjectivity and requires BFC to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of BFC’s control, may require an increase in the amount reserved in the allowance for credit losses. In addition, bank regulatory agencies periodically review BFC’s provision and the total allowance for credit losses and may require an increase in the allowance for credit losses or future provisions for credit losses, based on judgments different than those of management. Any increases in the provision or allowance for credit losses will result in a decrease in BFC’s net income and, potentially, capital, and may have a material adverse effect on BFC’s financial condition or results of operations.
BFC may be required to increase its allowance for credit losses as a result of a recently issued accounting standard.
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments — Credit Losses. This accounting standard replaces the current incurred loss accounting model with a CECL for financial instruments measured at amortized cost and other commitments to extend credit. The amendments made by ASU 2016-13 require entities to consider all available relevant information when estimating current expected credit losses, including details about past events, current conditions, and reasonable and supportable forecasts. The resulting allowance for credit losses is to reflect the portion of the amortized cost basis that the entity does not expect to collect. The amendments also eliminate the current accounting model for purchased credit impaired loans and debt securities. While the CECL model does not apply to available for sale debt securities, ASU 2016-13 does require entities to record an allowance when recognizing credit losses for available-for-sale securities, rather than reduce the amortized cost of the securities by direct write-offs.
The amendments in ASU 2016-13 will be effective for fiscal years beginning after December 15, 2019. For most debt securities, the transition approach requires a cumulative-effect adjustment to the statement of financial position as of the beginning of the first reporting period the guidance is effective. For other-than-temporarily impaired debt securities, the guidance will be applied prospectively. BFC will record a one-time adjustment to its credit loss allowance, as of the beginning of the first quarter of 2020, equal to the difference between the amounts of its credit loss allowance under the incurred loss methodology and CECL. Moreover, the new accounting standard is likely, as a result of its requirement to estimate and recognize expected credit losses on new assets, to introduce greater volatility in BFC’s provision for credit loans and allowance for loan losses. BFC is currently evaluating the magnitude of the one-time cumulative adjustment to its allowance and of the ongoing impact of the CECL model on its loan loss allowance and results of operations.
Because a significant portion of BFC’s loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing BFC’s real estate loans and result in loan and other losses.
As of December 31, 2018, approximately 72.6% of BFC’s loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. This includes collateral consisting of income producing and residential construction properties, which properties tend to be more sensitive to general economic conditions and downturns in real estate markets. As a result, adverse developments affecting real estate values in BFC’s market areas could increase the credit risk associated with BFC’s real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of BFC’s markets could increase the credit risk associated with BFC’s loan portfolio, and could result in losses that would adversely affect credit quality, financial condition, and results of operation. Negative changes in the economy affecting real estate values and liquidity in BFC’s market areas could significantly impair the value of property pledged as collateral on loans and affect BFC’s ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have a material adverse impact on BFC’s business, results of operations and growth prospects. If real estate values decline, it is also more likely that BFC would be required to increase its ALLL, which could adversely affect its financial condition, results of operations and cash flows.

BFC is exposed to higher credit risk by commercial real estate, commercial and industrial and construction and development based lending.
Commercial real estate, commercial and industrial and construction and development based lending usually involve higher credit risks than 1-4 family residential real estate lending. As of December 31, 2018, the following loan types accounted for the stated percentages of BFC’s loan portfolio: commercial real estate (both owner-occupied and non-owner occupied) — 46.8%; commercial and industrial — 20.8%; and construction and development — 4.3%. These loans expose BFC to greater credit risk than loans secured by other types of collateral because the collateral securing these loans is typically more difficult to liquidate. Additionally, these types of loans also involve larger loan balances to a single borrower or groups of related borrowers. These higher credit risks are further heightened when the loans are concentrated in a small number of larger borrowers leading to relationship exposure.
Non-owner occupied commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers’ ability to repay their loans depends on successful development of their properties, in addition to the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner. In addition, banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.
Commercial and industrial loans and owner-occupied commercial real estate loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the assets securing the loans depreciate over time, they are difficult to appraise and liquidate, and fluctuate in value based on the success of the business.
Risk of loss on a construction and development loan depends largely upon whether BFC’s initial estimate of the property’s value at completion of construction or development equals or exceeds the cost of the property construction or development (including interest), the availability of permanent take-out financing and the builder’s ability to ultimately sell the property. During the construction or development phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.
Additionally, commercial real estate loans, commercial and industrial loans and construction and development loans are more susceptible to a risk of loss during a downturn in the business cycle. BFC’s underwriting, review and monitoring cannot eliminate all of the risks related to these loans.
BFC also makes both secured and unsecured loans to its commercial clients. Unsecured loans generally involve a higher degree of risk of loss than do secure loans because, without collateral, repayment is wholly dependent upon the success of the borrowers’ businesses. Because of this lack of collateral, BFC is limited in its ability to collect on defaulted unsecured loans. Further, the collateral that secures BFC’s secured commercial and industrial loans typically includes inventory, accounts receivable and equipment, which may have a value that is insufficient to satisfy the loan without a loss if the business does not succeed.
BFC’s loan concentration in these sectors and their higher credit risk could lead to increased losses on these loans, which could have a material adverse effect on BFC’s financial condition, results of operations or cash flows.
BFC is exposed to higher credit risk due to relationship exposure with a number of large borrowers.
As of December 31, 2018, BFC had 18 borrowing relationships in excess of  $10 million which accounted for approximately 15% of its loan portfolio. While BFC is not overly dependent on any one of these relationships and while none of these large relationships have directly impacted BFC’s allowance for loan losses in the past, a deterioration of any of these large credits could require BFC to increase its allowance for loan losses or result in significant losses to BFC, which could have a material adverse effect on BFC’s financial condition, results of operations or cash flows.
BFC’s deposit portfolio includes significant concentrations and a large percentage of its deposits are attributable to a relatively small number of clients.
As a commercial bank, BFC provides services to a number of clients whose deposit levels vary considerably and have some seasonality. BFC’s 10 largest depositor relationships accounted for approximately 9% of its deposits at December 31, 2018. These deposits can and do fluctuate substantially. The depositors are not concentrated in any industry or business. The loss of any combination of these depositors, or a significant decline in the deposit balances due to ordinary course fluctuations related to these customers’ businesses, would adversely affect BFC’s liquidity and require BFC to raise deposit rates to attract new deposits, purchase federal funds or borrow funds on a short-term basis to replace such deposits. Depending on the interest rate environment and competitive factors, low cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income. While these events could have a material impact on BFC’s results, BFC expects, in the ordinary course of business, that these deposits will fluctuate and believes it is capable of mitigating this risk, as well as the risk of losing one of these depositors, through additional liquidity, and business generation in the future. However, should a significant number of these customers leave, it could have a material adverse impact on BFC.
BFC makes loans to small-to-medium sized businesses that may not have the resources to weather a downturn in the economy.
BFC makes loans to privately-owned businesses, many of which are considered to be small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. Any one or more of these factors may impair the borrower’s ability to repay a loan. In addition, the success of a small to medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns, instability in commodity prices and other events that negatively impact small businesses in BFC’s market areas could cause BFC to incur substantial credit losses that could negatively affect its results of operations or financial condition.
BFC may be materially and adversely affected by the creditworthiness and liquidity of other financial institutions.
Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. BFC has exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional customers. Many of these transactions expose BFC to credit risk in the event of a default by, or questions or concerns about the creditworthiness of, a counterparty or client, or concerns about the financial services industry generally. In addition, BFC’s credit risk may be exacerbated when the collateral held by BFC cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to BFC. Any such losses could have a material adverse effect on BFC.
A lack of liquidity could adversely affect BFC’s operations and jeopardize its business, financial condition, and results of operations.
BFC relies on its ability to generate deposits and effectively manage the repayment and maturity schedules of its loans and investment securities to ensure that it has adequate liquidity to fund its operations. In addition to its traditional funding sources, BFC also may borrow funds from third-party lenders or issue equity or debt securities to investors. BFC’s access to funding sources in amounts adequate to finance or capitalize its activities, or on terms that are acceptable to BFC, could be impaired by factors that affect BFC directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. BFC’s liquidity may also be adversely impacted if there is a decline in its mortgage revenues from higher prevailing interest rates. Any decline in available funding could adversely impact BFC’s ability to originate loans, invest in securities, meet its expenses, pay dividends to its shareholders, or to fulfill obligations such as repaying its borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on BFC’s liquidity, business, financial condition or results of operations.
BFC may not be able to meet its unfunded credit commitments, or adequately reserve for losses associated with its unfunded credit commitments.
A commitment to extend credit is a formal agreement to lend funds to a client as long as there is no violation of any condition established under the agreement. The actual borrowing needs of BFC’s customers under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of its customers, BFC typically has a substantial amount of total unfunded credit commitments, which is not reflected on its balance sheet. Actual borrowing needs of BFC’s customers may exceed its expected funding requirements, especially during a challenging economic environment when BFC’s clients may be more dependent on BFC’s credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from other sources. Any failure to meet BFC’s unfunded credit commitments in accordance with the actual borrowing needs of BFC’s customers may have a material adverse effect on BFC’s business, financial condition, results of operations or reputation.
Changes in interest rates could have an adverse impact on BFC’s results of operations and financial condition.
BFC’s earnings and financial condition are dependent to a large degree upon net interest income, which is the difference, or spread, between interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. When market rates of interest change, the interest BFC receives on its assets and the interest BFC pays on its liabilities may fluctuate. This may cause decreases in BFC’s spread and may adversely affect its earnings and financial condition.
Interest rates are highly sensitive to many factors including, without limitation:
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The rate of inflation;

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economic conditions;

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federal monetary policies; and

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stability of domestic and foreign markets.

Although BFC has implemented procedures it believes will reduce the potential effects of changes in interest rates on its net interest income, these procedures may not always be successful. Accordingly, changes in levels of market interest rates could materially and adversely affect BFC’s net interest income and its net interest margin, asset quality, loan and lease origination volume, liquidity or overall profitability.
Interest rates on BFC’s outstanding financial instruments might be subject to change based on regulatory developments, which could adversely affect BFC’s revenue, expenses, and the value of those financial instruments.
London Interbank Offered Rate (“LIBOR”) and certain other “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences which cannot be predicted. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. It is unclear whether, at that time, LIBOR will cease to exist or if new methods of calculating LIBOR will be established. If LIBOR ceases to exist or if the methods of calculating LIBOR change from current methods for any reason, interest rates on BFC’s floating rate obligations, loans, deposits, derivatives, and other financial instruments tied to LIBOR rates, as well as the revenue and expenses associated with those financial instruments, may be adversely affected. Any uncertainty regarding the continued use and reliability of LIBOR as a benchmark interest rate could adversely affect the value of BFC’s floating rate obligations, loans, deposits, derivatives, and other financial instruments tied to LIBOR rates.
Historically a substantial portion of BFC’s variable rate loans have been tied to LIBOR. As these loans have renewed in recent years, as well as when BFC has originated any new loans, BFC has tied its variable rate loans to the Bank First prime lending rate, significantly reducing loans tied to LIBOR. BFC may not be able to successfully eliminate all loans tied to LIBOR prior to 2022. Even with “fallback” provisions contained within remaining LIBOR tied loans, changes to or the discontinuance of LIBOR could result in customer uncertainty and disputes around how variable rates should be calculated. All of this could result in damage to BFC’s reputation, loss of customers and additional costs to BFC, all of which could be material.
If BFC is unable to grow its noninterest income, its growth prospects will be impaired.
Taking advantage of opportunities to develop new, and expand existing, streams of noninterest income, including service charges, loan servicing fees and income from the Bank First’s unconsolidated subsidiaries, is a part of BFC’s long-term growth strategy. If BFC is unsuccessful in its attempts to grow its noninterest income, its long-term growth will be impaired. Furthermore, focusing on these noninterest income streams may divert management’s attention and resources away from BFC’s core banking business, which could impair its core business, financial condition and operating results.
BFC’s recent results may not be indicative of its future results.
BFC may not be able to grow its business at the same rate of growth achieved in recent years or even grow its business at all. In the future, BFC may not have the benefit of several factors that have been favorable to the growth of its business in past years, such as an interest rate environment where changes in rates occur at a relatively orderly and modest pace and the ability to find suitable expansion opportunities and acquisition targets. Numerous factors, such as weakening or deteriorating economic conditions, regulatory and legislative considerations, and competition may impede or restrict BFC’s ability to expand its market presence and build its franchise. Even if BFC is able to grow its business, it may fail to build the infrastructure sufficient to support such growth, suffer loan losses in excess of reserves for such losses or experience other risks associated with growth.
BFC’s future success is largely dependent upon its ability to successfully execute its business strategy.
BFC’s future success, including BFC’s ability to achieve its growth and profitability goals, is dependent on the ability of BFC’s management team to execute on its long-term business strategy, which requires them to, among other things:
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maintain and enhance its reputation;

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attract and retain experienced and talented bankers in each of its markets;

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maintain adequate funding sources, including by continuing to attract stable, low-cost deposits;

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enhance its market penetration in its metropolitan markets and maintain its leadership position in its community markets;

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maintain its operating efficiency;

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implement new technologies to enhance the client experience and keep pace with its competitors;

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identify attractive acquisition targets, close on such acquisitions on favorable terms and successfully integrate acquired businesses;

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attract and maintain commercial banking relationships with well-qualified businesses, real estate developers and investors with proven track records in its market areas;

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attract sufficient loans that meet prudent credit standards;

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originate conforming residential mortgage loans for resale into secondary market to provide mortgage banking income;

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maintain adequate liquidity and regulatory capital and comply with applicable federal and state banking regulations;

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manage its credit, interest rate and liquidity risks;

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develop new, and grow its existing, streams of noninterest income;

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oversee the performance of third-party service providers that provide material services to its business; and

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control expenses in line with current projections.

Failure to achieve these strategic goals could adversely affect BFC’s ability to successfully implement its business strategies and could negatively impact its business, growth prospects, financial condition and results of operations. Further, if BFC does not manage its growth effectively, its business, financial condition, results of operations and future prospects could be negatively affected, and it may not be able to continue to implement its business strategy and successfully conduct its operations.
BFC follows a relationship-based operating model and its ability to maintain its reputation is critical to the success of its business.
Bank First is a community bank, and Bank First’s reputation is one of the most valuable components of BFC’s business. As such, BFC strives to conduct its business in a manner that enhances its reputation. This is done, in part, by recruiting, hiring and retaining bankers and other associates who share BFC’s core values of being an integral part of the communities it serves, delivering superior service to its clients and caring about its clients and associates. Furthermore, maintaining BFC’s reputation also depends on its ability to protect its brand name and associated intellectual property. If BFC’s reputation is negatively affected by the actions of its associates or otherwise, its business and operating results may be materially adversely affected.
BFC depends on its executive officers and other key individuals to continue the implementation of its long-term business strategy and could be harmed by the loss of their services and its inability to make up for such loss with qualified replacements.
BFC believes that its continued growth and future success will depend in large part on the skills of its management team and its ability to motivate and retain these individuals and other key individuals. The loss of any of their service could reduce its ability to successfully implement its long-term business strategy, its business could suffer and the value of BFC’s common stock could be materially adversely affected.
The success of BFC’s operating model depends on its ability to attract and retain talented bankers and associates in each of its markets.
BFC strives to attract and retain these bankers in each of its markets by fostering an entrepreneurial environment, empowering them with local decision making authority and providing them with sufficient infrastructure and resources to support their growth while also providing management with appropriate oversight. However, the competition for bankers in each of BFC’s markets is intense. BFC competes for talent with both smaller banks that may be able to offer bankers with more responsibility and autonomy and larger banks that may be able to offer bankers with higher compensation, resources and support. As a result, BFC may not be able to effectively compete for talent across its markets. Further, BFC’s bankers may leave BFC to work for its competitors and, in some instances, may take important banking and lending relationships with them to such competitors. If BFC is unable to attract and retain talented bankers in its markets, its business, growth prospects and financial results could be materially and adversely affected.

BFC may fail to realize all of the anticipated benefits from previously acquired financial institutions or institutions that it may acquire in the future, or those benefits may take longer to realize than expected. BFC may also encounter significant difficulties in integrating financial institutions that it acquires.
BFC’s ability to realize the anticipated benefits of any acquisition of other financial institutions, bank branches and/or mortgage operations in target markets will depend, to a large extent, on its ability to successfully integrate the acquired businesses. Such an acquisition strategy will involve significant risks, including the following:
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finding suitable markets for expansion;

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finding suitable candidates for acquisition;

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finding suitable financing sources to fund acquisitions;

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attracting and retaining qualified management;

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maintaining adequate regulatory capital;

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obtaining federal and state regulatory approvals; and

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consummating suitable acquisitions on terms that are favorable to BFC.

Acquisitions of financial institutions also involve operational risks and uncertainties, and acquired companies may have unknown or contingent liabilities with no available manner of recourse that BFC is not able to discover during the course of its due diligence, exposure to unexpected asset quality problems, key employee and client retention problems and other problems that could negatively affect its organization. BFC may not be able to complete future acquisitions or, if completed, it may not be able to realize the anticipated cost savings or successfully integrate the operations, management, products and services of the entities that it acquires and eliminate redundancies. The integration process may also require significant time and attention from BFC’s management that they would otherwise direct toward servicing existing business and developing new business. Moreover, undiscovered liabilities as a result of an acquisition could bring civil, criminal and financial liabilities against BFC, its management and the management of the institutions it acquires. BFC also may not possess the requisite knowledge or relationships to be successful as it enters into new markets. Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of BFC’s tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, BFC may issue additional shares of its common stock to finance its acquisitions, which could result in dilution to its existing shareholders, or incur debt to finance its acquisitions or terms that may not be favorable to BFC. Failure to successfully integrate the entities BFC acquires into its existing operations may increase its operating costs significantly and adversely affect its business and earnings.
Attractive acquisition opportunities may not be available to BFC in the future.
While BFC seeks continued organic growth, it anticipates continuing to evaluate merger and acquisition opportunities presented its core markets and beyond. The number of financial institutions headquartered in Wisconsin, the Midwestern United States, and across the country continues to decline through merger and other activity. BFC expects that other banking and financial companies, many of which have significantly greater resources, will compete with BFC to acquire financial services businesses. This competition, as the number of appropriate merger targets decreases, could increase prices for potential acquisitions which could reduce BFC’s potential returns, and reduce the attractiveness of these opportunities to BFC. Also, acquisitions are subject to various regulatory approvals. If BFC fails to receive the appropriate regulatory approvals, it will not be able to consummate an acquisition that it believes is in its best interests. Among other things, BFC’s regulators consider BFC’s capital, liquidity, profitability, regulatory compliance, including with respect to anti-money laundering obligations, consumer protection laws and Community Reinvestment Act (“CRA”) obligations and levels of goodwill and intangibles when considering acquisition and expansion proposals. Any acquisition could be dilutive to BFC’s earnings and shareholders’ equity per share of BFC’s common stock.

Acquisitions may disrupt BFC’s business and dilute shareholder value, and integrating acquired companies may be more difficult, costly, or time-consuming than BFC expects.
BFC’s pursuit of acquisitions may disrupt its business, and any equity that it issues as merger consideration may have the effect of diluting the value of your investment. In addition, BFC may fail to realize some or all of the anticipated benefits of completed acquisitions. BFC anticipates that the integration of businesses that it may acquire in the future will be a time-consuming and expensive process, even if the integration process is effectively planned and implemented.
In addition, BFC’s acquisition activities could be material to its business and involve a number of significant risks, including the following:
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incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in its attention being diverted from the operating its existing business;

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using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target company or the assets and liabilities that it seeks to acquire;

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exposure to potential asset quality issues of the target company;

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intense competition from other banking organizations and other potential acquirers, many of which have substantially greater resources than BFC does;

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potential exposure to unknown or contingent liabilities of banks and businesses BFC acquires, including, without limitation, liabilities for regulatory and compliance issues;

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inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits of the acquisition;

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incurring time and expense required to integrate the operations and personnel of the combined businesses;

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inconsistencies in standards, procedures, and policies that would adversely affect BFC’s ability to maintain relationships with customers and employees;

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experiencing higher operating expenses relative to operating income from the new operations;

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creating an adverse short-term effect on BFC’s results of operations;

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losing key employees and customers;

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significant problems related to the conversion of the financial and customer data of the entity;

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integration of acquired customers into BFC’s financial and customer product systems;

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potential changes in banking or tax laws or regulations that may affect the target company; or

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risks of impairment to goodwill.

If difficulties arise with respect to the integration process, the economic benefits expected to result from acquisitions might not occur. As with any merger of financial institutions, there also may be business disruptions that cause BFC to lose customers or cause customers to move their business to other financial institutions. Failure to successfully integrate businesses that BFC acquires could have an adverse effect on its profitability, return on equity, return on assets, or its ability to implement its strategy, any of which in turn could have a material adverse effect on its business, financial condition, and results of operations.
BFC’s lending limit may restrict its growth and prevent it from effectively implementing its business strategy.
BFC is limited by law in the amount it can loan in the aggregate to a single borrower or related borrowers by the amount of its capital. BFC’s legal lending limit is intended to prevent one person or a relatively small and economically related group of persons from borrowing an unduly large amount of a bank’s funds. It is also intended to safeguard a bank’s depositors by diversifying the risk of loan losses among a relatively large number of creditworthy borrowers engaged in various types of businesses. Based upon its capitalization at December 31, 2018, BFC’s legal lending limit was approximately $26.8 million and its internal lending limit was $21.4 million. Therefore, based upon BFC’s current capital levels, the amount BFC may lend may be significantly less than that of many of its larger competitors and may discourage potential borrowers who have credit needs in excess of BFC’s lending limit from doing business with BFC. BFC may accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy may not always be available. In addition to these legally imposed lending limits, BFC also employs appropriate limits on its overall loan portfolio and requirements with respect to certain types of lending and individual lending relationships. If BFC is unable to compete effectively for loans from its target customers, it may not be able to effectively implement its business strategy, which could have a material adverse effect on its business, financial condition, results of operations or prospects.
BFC’s funding sources may prove insufficient to replace deposits and support its future growth.
Deposits, cash flows from operations (including from its mortgage business) and investment securities for sale are the primary sources of funds for BFC’s lending activities and general business purposes. However, from time to time BFC also obtains advances from the Federal Home Loan Bank (“FHLB”), purchase federal funds, engage in overnight borrowing from the Federal Reserve Board and correspondent banks and sell loans. While BFC believes its current funding sources to be adequate, its future growth may be severely constrained if it is unable to maintain its access to funding or if adequate financing is not available on acceptable terms to accommodate future growth, which could have a material adverse effect on its financial condition, results of operations or cash flows.
The performance of BFC’s investment securities portfolio is subject to fluctuation due to changes in interest rates and market conditions, including credit deterioration of the issuers of individual securities.
Changes in interest rates may negatively affect both the returns on and market value of BFC’s investment securities. Interest rate volatility can reduce unrealized gains or increase unrealized losses in BFC’s portfolio. Interest rates are highly sensitive to many factors including monetary policies, domestic and international economic and political issues, and other factors beyond BFC’s control. Additionally, actual investment income and cash flows from investment securities that carry prepayment risk, such as mortgage-backed securities and callable securities, may materially differ from those anticipated at the time of investment or subsequently as a result of changes in interest rates and market conditions. These occurrences could have a material adverse effect on BFC’s net interest income or its results of operations.
Decreased residential mortgage origination, volume and pricing decisions of competitors may adversely affect BFC’s profitability.
BFC’s mortgage operation originates and sells residential mortgage loans and services residential mortgage loans. Changes in interest rates, housing prices, regulations by the applicable governmental authorities and pricing decisions by BFC’s loan competitors may adversely affect demand for BFC’s residential mortgage loan products, the revenue realized on the sale of loans, revenues received from servicing such loans for others, and ultimately reduce BFC’s net income. New regulations, increased regulatory reviews, and/or changes in the structure of the secondary mortgage markets which BFC would utilize to sell mortgage loans may be introduced and may increase costs and make it more difficult to operate a residential mortgage origination business.
BFC may not be able to generate sufficient cash to service all of its debt and repay maturing debt obligations.
As of December 31, 2018, BFC and its consolidated subsidiaries had $11.5 million of long-term debt outstanding. BFC’s ability to make scheduled payments of principal and interest or to satisfy its obligations in respect of its debt, to refinance its debt or to fund capital expenditures will depend on its future financial and operating performance and its ability to maintain adequate liquidity. Prevailing economic conditions (including interest rates), and regulatory constraints, including, among other things, on distributions to BFC from its subsidiaries and required capital levels with respect to BFC’s subsidiary bank and financial subsidiaries, business and other factors, many of which are beyond BFC’s control, may also affect BFC’s ability to meet these needs. BFC may not be able to generate sufficient cash flows from operations, or obtain future borrowings in an amount sufficient to enable it to pay its debt, or to fund its other liquidity needs. BFC may need to refinance all or a portion of its debt on maturity, and BFC may not be able to refinance any of its debt when needed on commercially reasonable terms or at all. If BFC’s cash flow and capital resources are insufficient to fund BFC’s debt obligations, BFC may be forced to reduce or delay investments in its business, sell assets, seek to obtain additional equity or debt financing or restructure its debt on terms that may not be favorable to BFC.
BFC’s risk management framework may not be effective in mitigating risks and/or losses to BFC.
BFC’s risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which BFC is subject, including, among others, credit, market, liquidity, interest rate and compliance risks. BFC’s framework also includes financial or other modeling methodologies that involve management assumptions and judgment. BFC’s risk management framework may not be effective under all circumstances and may not adequately mitigate any risk or loss to BFC. If BFC’s framework is not effective, BFC could suffer unexpected losses and its business, financial condition, results of operations or prospects could be materially and adversely affected. BFC may also be subject to potentially adverse regulatory consequences, such as formal or informal enforcement actions, civil money penalties and potential criminal penalties.
System failure or breaches of BFC’s network security, or the security of BFC’s data processing subsidiary, including as a result of cyberattacks or data security breaches, could subject BFC to increased operating costs as well as litigation and other liabilities.
The computer systems and network infrastructure BFC uses may be vulnerable to physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes breakdowns or disruptions in BFC’s client relationship management, general ledger, deposit, loan and other systems could damage BFC’s reputation, result in a loss of client business, subject BFC to additional regulatory scrutiny, or expose BFC to civil litigation and possible financial liability, any of which could have a material adverse effect on BFC.
Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through BFC’s computer systems and network infrastructure. Information security risks have generally increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. BFC’s operations rely on the secure processing, transmission and storage of confidential information in BFC’s computer systems and networks. Although BFC believes it has robust information security procedures and controls, its technologies, systems, networks, and its clients’ devices may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of BFC’s or BFC’s clients’ confidential, proprietary and other information, or otherwise disrupt BFC’s or BFC’s clients’ business operations. As cyber threats continue to evolve, BFC may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to BFC’s business, compliance with those requirements could also result in additional costs.
BFC is under continuous threat of loss due to hacking and cyberattacks especially as it continues to expand client capabilities to utilize internet and other remote channels to transact business. While BFC is not aware of any successful hacking or cyberattacks into its computer or other information technology systems, or those of its data processing subsidiary, there can be no assurance that BFC will not be the victim of successful hacking or cyberattacks in the future that could cause BFC to suffer material losses. The occurrence of any cyberattack or information security breach could result in potential liability to clients, reputational damage and the disruption of BFC’s operations, and regulatory concerns, all of which could adversely affect BFC’s business, financial condition or results of operations.

The financial services industry is undergoing rapid technological changes and BFC may not have the resources to implement new technology to stay current with these changes.
The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables financial institutions to reduce costs. BFC’s future success will depend in part upon its ability to address the needs of its clients by using technology to provide products and services that will satisfy client demands for convenience as well as to provide secure electronic environments and create additional efficiencies in its operations as it continues to grow and expand its market area. Many of BFC’s larger competitors have substantially greater resources to invest in technological improvements and have invested significantly more than BFC in technological improvements. As a result, they may be able to offer additional or more convenient products compared to those that BFC will be able to provide, which would put BFC at a competitive disadvantage. Accordingly, BFC may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its clients, which could impair its growth and profitability.
BFC is subject to certain operational risks, including, but not limited to, client or employee fraud and data processing system failures and errors.
Employee errors and employee and client misconduct could subject BFC to financial losses or regulatory sanctions and seriously harm BFC’s reputation. Misconduct by BFC’s employees could include hiding unauthorized activities from BFC, improper or unauthorized activities on behalf of BFC’s clients or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions BFC takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject BFC to financial claims for negligence. BFC maintains a system of internal controls and insurance coverage to mitigate against operational risks. If BFC’s internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on BFC’s business, financial condition and results of operations.
In addition, BFC relies heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans it will originate, as well as the terms of those loans. If any of the information upon which BFC relies on is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to asset funding, the value of the asset may be significantly lower than expected, or BFC may fund a loan that it would not have funded or on terms it would not have extended.
BFC depends on a number of third-party service providers and its operations could be interrupted if these third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
BFC depends on a number of relationships with third-party service providers. Specifically, BFC receives core systems processing, essential web hosting and other Internet systems, deposit processing and other processing services from third-party service providers. If these third-party service providers experience difficulties, or terminate their services, and BFC is unable to replace them with other service providers, particularly on a timely basis, BFC’s operations could be interrupted. If an interruption were to continue for a significant period of time, BFC’s business, financial condition and results of operations could be adversely affected, perhaps materially. Even if BFC is able to replace third-party service providers, it may be at a higher cost to BFC, which could adversely affect BFC’s business, financial condition and results of operations.
BFC may need to raise additional capital in the future.
BFC is required to meet certain regulatory capital requirements and maintain sufficient liquidity. BFC may need to raise additional capital in the future to provide itself with sufficient capital resources and liquidity to meet its commitments and business needs, which could include the possibility of financing acquisitions. BFC’s ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on BFC’s financial condition and performance. Accordingly, BFC may be unable to raise additional capital if needed or on terms acceptable to BFC. Further, such additional capital could result in dilution to BFC’s existing shareholders. If BFC or Bank First fails to maintain capital to meet regulatory requirements, BFC’s financial condition, liquidity and results of operations, as well as its ability to maintain compliance with regulatory capital requirements, would be materially and adversely affected.
BFC’s financial condition may be affected negatively by the costs of litigation.
BFC may be involved from time to time in a variety of litigation, investigations or similar matters arising out of its business. From time to time, and particularly during periods of economic stress, customers may make claims or otherwise take legal action pertaining to performance of BFC’s responsibilities. These claims are often referred to as “lender liability” claims. Whether customer claims and legal action related to the performance of BFC’s responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a favorable manner, they may result in significant financial liability and/or adversely affect BFC’s market perception, products and services, as well as potentially affecting customer demand for those products and services. In many cases, BFC may seek reimbursement from its insurance carriers to cover such costs and expenses. BFC’s insurance may not cover all claims that may be asserted against BFC, and any claims asserted against BFC, regardless of merit or eventual outcome, may harm its reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed BFC’s insurance coverage, they could have a material adverse effect on BFC’s business, financial condition or results of operations.
The requirements of being a public company may strain BFC’s resources and distract BFC’s management, which could make it difficult to manage BFC’s business, particularly after BFC is no longer an “emerging growth company.”
BFC is required to comply with various regulatory and reporting requirements as a publicly-traded company, including those required by the SEC. Complying with these reporting and other regulatory requirements is time-consuming and has resulted, and will continue to result, in increased costs to BFC and could have a negative effect on BFC’s business, financial condition and results of operations. Furthermore, as an “emerging growth company” BFC intends to take advantage of certain reduced regulatory and reporting requirements and BFC’s costs of being a public company will likely increase further once BFC no longer qualifies as an “emerging growth company.”
As a public company, BFC is subject to the reporting requirements of the Exchange Act, and requirements of the Sarbanes-Oxley Act. BFC is inexperienced with these reporting and accounting requirements, and as such these requirements may place a strain on BFC’s systems and resources. The Exchange Act requires that BFC files annual, quarterly and current reports with respect to BFC’s business and financial condition. The Sarbanes-Oxley Act requires that BFC maintains effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of BFC’s disclosure controls and procedures, BFC will need to continue to commit significant resources and provide additional management oversight. In connection with and following BFC becoming a public reporting company, BFC has implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies and may continue to incur additional costs as BFC grows to address these standards and requirements. Sustaining BFC’s growth also will require BFC to commit additional management, operational and financial resources to identify new professionals to join BFC and to maintain appropriate operational and financial systems to adequately support expansion. These activities will likely divert management’s attention from other business concerns, including implementing BFC’s growth strategy, which could have a material adverse effect on BFC’s business, financial condition, results of operations and future growth.

BFC could be subject to environmental risks and associated costs on its other real estate owned assets.
A significant portion of BFC’s loan portfolio is comprised of loans collateralized by real estate. There is a risk that hazardous or toxic waste could be discovered on the properties that secure BFC’s loans. If BFC acquires such properties as a result of foreclosure, it could be held responsible for the cost of cleaning up or removing this waste, and this cost could exceed the value of the underlying properties and materially and adversely affect BFC.
Changes in accounting standards could materially impact BFC’s financial statements.
From time to time, FASB or the SEC may change the financial accounting and reporting standards that govern the preparation of BFC’s financial statements. Such changes may result in BFC being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond BFC’s control, can be hard to predict and can materially impact how BFC records and reports its financial condition and results of operations. In some cases, BFC could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in BFC’s need to revise or restate prior period financial statements. In addition, the FASB has adopted new accounting standards for the recognition and measurement of credit losses for loans and certain other instruments. The new standards will be effective beginning January 1, 2020. While BFC is still evaluating the impact of these new accounting standards, it expects that the allowance for loan losses will be higher under the new standard and as such, could have an impact on BFC’s results of operations. For a discussion of changes in these accounting standards and regulatory capital implications, see “Information About Bank First National Corporation — Supervision and Regulation — Capital Requirements.”
Risks Related to the Business Environment and Financial Services Industry
BFC is subject to extensive government regulation and supervision, which may interfere with BFC’s ability to conduct its business and may negatively impact its financial results.
BFC, primarily through Bank First and certain non-bank subsidiaries, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds and the safety and soundness of the banking system as a whole, and not shareholders. These regulations affect Bank First’s lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the BFC and/or Bank First in substantial and unpredictable ways. Such changes could subject BFC and/or Bank First to additional costs, limit the types of financial services and products BFC and/or Bank First may offer, and/or limit the pricing BFC and/or Bank First may charge on certain banking services, among other things. Compliance personnel and resources may increase BFC’s costs of operations and adversely impact BFC’s earnings.
Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on BFC’s business, financial condition and results of operations. While BFC has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. See “Information About Bank First National Corporation — Supervision and Regulation.”

Federal regulatory agencies, including the Federal Reserve Board and the OCC, periodically conduct examinations of BFC’s business, including for compliance with laws and regulations, and BFC’s failure to comply with any supervisory actions to which BFC is or becomes subject to as a result of such examinations may adversely affect BFC’s business.
Federal regulatory agencies, including the Federal Reserve Board and the OCC, periodically conduct examinations of BFC’s business, including BFC’s compliance with laws and regulations. If, as a result of an examination, an agency were to determine that the financial, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of any of BFC’s operations had become unsatisfactory, or violates any law or regulation, such agency may take certain remedial or enforcement actions it deems appropriate to correct any deficiency. Remedial or enforcement actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced against a bank, to direct an increase in the bank’s capital, to restrict the bank’s growth, to assess civil monetary penalties against a bank’s officers or directors, and to remove officers and directors. The Consumer Financial Protection Bureau (“CFPB”) also has authority to take enforcement actions, including cease-and-desist orders or civil monetary penalties, if it finds that BFC offers consumer financial products and services in violation of federal consumer financial protection laws.
If BFC was unable to comply with future regulatory directives, or if it was unable to comply with the terms of any future supervisory requirements to which it may become subject, then BFC could become subject to a variety of supervisory actions and orders, including cease-and-desist orders, prompt corrective actions, memoranda of understanding and other regulatory enforcement actions. Such supervisory actions could, among other things, impose greater restrictions on BFC’s business, as well as BFC’s ability to develop any new business. BFC could also be required to raise additional capital, dispose of certain assets and liabilities within a prescribed time period, or both. Failure to implement remedial measures as required by financial regulatory agencies could result in additional orders or penalties from federal and state regulators, which could trigger one or more of the remedial actions described above. The terms of any supervisory action and associated consequences with any failure to comply with any supervisory action could have a material negative effect on BFC’s business, operating flexibility and overall financial condition.
BFC has a concentration in commercial real estate lending which could cause its regulators to restrict its ability to grow.
As a part of their regulatory oversight, the federal regulators have issued the guidance on “Concentrations in Commercial Real Estate Lending” (the “Guidance”) on sound risk management practices with respect to a financial institution’s concentrations in commercial real estate lending activities. This Guidance was issued in response to the agencies’ concerns that rising commercial real estate (“CRE”) concentrations might expose financial institutions to unanticipated earnings and capital volatility in the event of adverse changes in the commercial real estate market. The Guidance reinforces and enhances existing regulations and guidelines for safe and sound real estate lending by providing supervisory criteria, including numerical indicators to assist in identifying institutions with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny. The Guidance does not limit banks’ commercial real estate lending, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. The Guidance identifies certain concentration levels that, if exceeded, will expose the institution to additional supervisory analysis with regard to the institution’s CRE concentration risk. The Guidance is designed to promote appropriate levels of capital and sound loan and risk management practices for financial institutions with a concentration of CRE loans. In general, the Guidance establishes the following supervisory criteria as preliminary indications of possible CRE concentration risk: (1) the institution’s total construction, land development and other land loans represent 100% or more of total risk-based capital; or (2) total non-owner occupied CRE loans as defined in the regulatory guidelines represent 300% or more of total risk-based capital, and the institution’s CRE loan portfolio has increased by 50% or more during the prior 36-month period. Pursuant to the Guidance, loans secured by owner occupied commercial real estate are not included for purposes of CRE concentration calculation. Although BFC is actively working to manage its CRE concentration and believes that its underwriting policies, management information systems, independent credit administration process, and monitoring of real estate loan concentrations are currently sufficient to address the Guidance, the OCC or other federal regulators could become concerned about BFC’s CRE loan concentrations, and they could limit BFC’s ability to grow by, among other things, restricting their approvals for the establishment or acquisition of branches, or approvals of mergers or other acquisition opportunities.
Monetary policies and regulations of the Federal Reserve Board could adversely affect BFC’s business, financial condition and results of operations.
In addition to being affected by general economic conditions, BFC’s earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies on BFC’s business, financial condition and results of operations cannot be predicted.
The Federal Reserve Board may require BFC to commit capital resources to support Bank First.
The Federal Reserve Board, which examines BFC and Bank First, requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve Board may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, BFC could be required to provide financial assistance to Bank First if Bank First experiences financial distress.
A capital injection may be required at times when BFC does not have the resources to provide it, and therefore BFC may be required to borrow the funds. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company’s cash flows, financial condition, results of operations and prospects.
The recent Tax Cuts and Jobs Act and future tax reform may impact BFC’s customers’ future demand for credit and BFC’s future results.
While BFC expects the Tax Cuts and Jobs Act to continue to have a positive impact on its business, that impact remains uncertain. Some customers may elect to use their additional cash flow from lower taxes to fund their existing levels of activity, decreasing borrowing needs. Furthermore, the elimination of the federal income tax deductibility of business interest expenses for a significant number of customers effectively increases the cost of borrowing and could make equity or hybrid funding relatively more attractive. Furthermore, BFC’s ability to deduct FDIC premiums, which effectively increases the cost of this expense, is restricted under the Tax Cuts and Jobs Act. Moreover, tax-exempt borrowing may be less attractive in the future due to the decrease in tax rates generally. This could have long-term negative impact on business customer borrowing. The differing effects of the Tax Cuts and Jobs Act for taxable corporations as compared to pass through entities owned by individuals also creates the potential for differing economic strategies by BFC’s customers that are presently uncertain and may continue to be for some time.

BFC experienced an increase in its after-tax net income in 2018 as a result of the decrease in its effective tax rate and expects the Tax Cuts and Jobs Act to continue to positively impact its after-tax net income in future years. However, some or all of this benefit could be lost to the extent that BFC’s competitors elect to lower interest rates and fees and BFC is forced to respond in order to remain competitive. The estimated impact of the Tax Cuts and Jobs Act is based on BFC’s management’s current knowledge and assumptions, but there is no assurance that the presently anticipated benefits of the Tax Cuts and Jobs Act on BFC will be realized or that BFC will not incur further charges with respect to the revaluation of its deferred tax assets.
BFC may be subject to more stringent capital requirements.
Bank First is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which it must maintain. From time to time, the regulators implement changes to these regulatory capital adequacy guidelines. If Bank First fails to meet these minimum capital guidelines and other regulatory requirements, BFC’s financial condition would be materially and adversely affected. BFC may also be required to satisfy additional capital adequacy standards as determined by the Federal Reserve Board. These requirements, and any other new regulations, could adversely affect BFC’s ability to pay dividends, or could require BFC to reduce business levels or to raise capital, including in ways that may adversely affect BFC’s financial condition or results of operations.
BFC’s deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on BFC’s future earnings.
The FDIC insures deposits at FDIC-insured depository institutions, such as Bank First, up to applicable limits. The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. BFC is generally unable to control the amount of premiums that it is required to pay for FDIC insurance. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce BFC’s profitability, may limit BFC’s ability to pursue certain business opportunities or otherwise negatively impact BFC’s operations.
BFC is subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.
Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act (“ECOA”) and the Fair Housing Act (“FHA”), impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice, CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. A successful challenge to BFC’s performance under the fair lending laws and regulations could adversely impact BFC’s rating under the CRA and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact BFC’s reputation, business, financial condition and results of operations.
BFC could face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act of 1970, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001(“USA PATRIOT Act”) and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. Financial Crimes Enforcement Network (“FinCen”), established by the U.S. Department of the Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and engages in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and IRS. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign

Assets Control (“OFAC”) related to U.S. sanctions regimes. If BFC’s policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that BFC has already acquired or may acquire in the future are deficient, BFC would be subject to liability, including fines and regulatory actions such as restrictions on BFC’s ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of BFC’s business plan, including BFC’s acquisition plans, which would negatively impact BFC’s business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for BFC. See “Information About Bank First National Corporation — Supervision and Regulation.”

THE PCB SPECIAL MEETING
This proxy statement/prospectus is being provided to the holders of PCB common stock as part of a solicitation of proxies by the PCB board of directors for use at the PCB special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment thereof. This proxy statement/prospectus provides the holders of PCB common stock with information they need to know to be able to vote or instruct their vote to be cast at the PCB special meeting.
General
PCB is furnishing this proxy statement/prospectus to the holders of PCB common stock as of the record date for use at PCB’s special meeting and any adjournment or postponement of its special meeting.
Date, Time and Place
The PCB special meeting will be held at [•] located at [•], on [•], at [•], Central Time, subject to any adjournment or postponement thereof.
Purpose of the PCB Special Meeting
At the PCB special meeting, PCB shareholders will be asked to consider and vote on the following:
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Proposal One:   The Merger Proposal — To approve the merger agreement and the merger, which we refer to as the merger proposal; and

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Proposal Two:   The Adjournment Proposal — To approve the adjournment of the PCB special meeting to a later date or dates, if the PCB board of directors determines it is necessary, among other things, to permit solicitation of additional proxies if there are not sufficient votes at the time of the PCB special meeting to approve the merger proposal, which we refer to as the adjournment proposal.

Completion of the merger is conditioned on, among other things, the approval of the merger by the PCB shareholders.
No other matter can be brought up or voted upon at the PCB special meeting.
Proposal One: Merger Proposal
PCB is asking its shareholders to approve the merger proposal. After careful consideration, PCB’s board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of PCB and PCB’s shareholders.
PCB shareholders should carefully read this document in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. For a detailed discussion of the merger, including the terms and conditions of the merger agreement, see “The Merger Agreement,” beginning on page 85. In addition, PCB shareholders are directed to the merger agreement, a copy of which is attached as Annex A to this document and incorporated in this document by reference.
Proposal Two: Adjournment Proposal
If, at the PCB special meeting, the number of shares of PCB common stock present or represented and voting in favor of the merger proposal is insufficient to approve the merger proposal, PCB may move to adjourn the PCB special meeting in order to enable the PCB board of directors to solicit additional proxies for approval of the merger proposal. In that event, PCB’s shareholders will be asked to vote upon the adjournment proposal and not the merger proposal.
In the adjournment proposal, PCB is asking its shareholders to authorize the holder of any proxy solicited by its board of directors to vote in favor of granting discretionary authority to the PCB board of directors to adjourn the PCB special meeting to another time and place for the purpose of soliciting additional proxies. If PCB’s shareholders approve the adjournment proposal, PCB could adjourn the PCB special meeting and any adjourned session of the PCB special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from PCB shareholders who have previously voted. If a quorum is not present at the meeting, the meeting will not be convened to conduct business and neither the merger proposal nor the adjournment proposal will be considered. In the absence of a quorum, PCB may adjourn the meeting to a later date or time to solicit additional proxies.
Recommendation of the PCB Board of Directors
On January 22, 2019, the PCB board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are in the best interests of PCB and its shareholders, and it adopted the merger agreement and approved the merger and the other transactions contemplated by the merger agreement.
Accordingly, the PCB board of directors unanimously recommends that PCB shareholders vote as follows:
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“FOR” Proposal One approving the merger agreement and the merger; and

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“FOR” Proposal Two approving the adjournment of the PCB special meeting if necessary to permit solicitation of additional proxies.

Holders of PCB common stock should carefully read this proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger agreement, the merger and the other transactions contemplated by the merger agreement.
Record Date; Shareholders Entitled to Vote
The record date for the PCB special meeting is [•], 2019, which we refer to herein as the PCB record date. Only record holders of shares of PCB common stock as of the close of business ([•] p.m. Central Time) on the PCB record date are entitled to notice of, and to vote at, the PCB special meeting or any adjournment thereof. At the close of business on the PCB record date, the only outstanding securities of PCB with a right to vote on the proposals were PCB common stock, with 2,358,602 shares of PCB common stock issued and outstanding. Each share of PCB common stock outstanding on the PCB record date is entitled to one vote on each proposal.
Quorum and Adjournment
No business may be transacted at the PCB special meeting unless a quorum is present. Holders representing at least a majority of the issued and outstanding shares of PCB common stock entitled to vote at the PCB special meeting must be present, in person or represented by proxy, to constitute a quorum.
Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast on the matter. No notice of an adjourned PCB special meeting need be given if the new date, time and place are announced at the special meeting before adjournment, and no new record date is required to be set. If, however, after the adjournment, the board of directors fixes a new record date for the adjourned meeting, a notice of the adjoined meeting shall be given to each shareholder of record on the new record date entitled to vote at such meeting. At any adjourned PCB special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the PCB special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned PCB special meeting.
All shares of PCB common stock represented at the PCB special meeting, including shares that are represented but that vote to abstain, will be treated as present for purposes of determining the presence or absence of a quorum.
Vote Required for Approval; Abstentions; Failure to Vote
The required votes to approve the PCB proposals are as follows:
Proposal One:   The Merger Proposal — Approving the merger proposal requires the affirmative vote of at a majority of the issued and outstanding shares of PCB common stock entitled to vote at the PCB special meeting. Failure to vote and abstentions will have the same effect as a vote AGAINST this proposal.

Proposal Two:   The Adjournment Proposal — Approving the adjournment proposal requires the affirmative vote of a majority of the votes cast on the matter. Failure to vote and abstentions will have no effect on this proposal.
If you sign your proxy but do not indicate your vote, your proxy will be voted FOR each proposal.
Voting by PCB Directors and Executive Officers
At the close of business on the PCB record date, PCB directors and executive officers and their affiliates were entitled to vote 996,794 shares of PCB common stock, or approximately 42.3% of the shares of PCB common stock outstanding on that date. PCB expects that its directors and executive officers and their affiliates will vote their shares in favor of both of the PCB proposals.
PCB Common Stock Subject to Voting Agreements
All directors of PCB and Partnership Bank, solely in their capacity as shareholders of PCB, have entered into voting agreements with BFC pursuant to which they have agreed to vote their shares of PCB common stock in favor of the approval of the merger agreement and the merger and against the approval or adoption of any proposal made in opposition to the merger. As of the PCB record date, 996,794 shares of PCB common stock, or approximately 42.3% of the outstanding shares of PCB common stock entitled to vote at the PCB special meeting, are bound by the voting agreements.
Voting on Proxies by Holders of Record; Incomplete Proxies
If you were a record holder of PCB common stock at the close of business on the PCB record date, a proxy card is enclosed for your use. PCB requests that you vote your shares as promptly as possible by submitting your PCB proxy card by mail using the enclosed return envelope. When the accompanying proxy card is returned properly executed, the shares of PCB common stock represented by it will be voted at the PCB special meeting or any adjournment thereof in accordance with the instructions contained in the proxy card.
If a record holder returns an executed proxy card without an indication as to how the shares of PCB common stock represented by it are to be voted with regard to a particular proposal, the shares of PCB common stock represented by the proxy will be voted in accordance with the recommendation of the PCB board of directors and, therefore, such shares will be voted:
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“FOR” Proposal One approving the merger agreement and the merger; and

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“FOR” Proposal Two approving the adjournment of the PCB special meeting, if necessary to permit solicitation of additional proxies.

At the date hereof, the PCB board of directors has no knowledge of any business that will be presented for consideration at the PCB special meeting and that would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the matters set forth in PCB’s Notice of Special Meeting of Shareholders.
Your vote is important. Accordingly, if you were a record holder of PCB common stock on the PCB record date, please sign, date and return the enclosed proxy card whether or not you plan to attend the PCB special meeting in person.
Shares Held in “Street Name”
If your shares of PCB common stock are held in an account with a bank, broker or other nominee, which are referred to as shares held in “street name,” the bank, broker or other nominee is considered the shareholder of record with respect to these shares and you are the beneficial owner of these “street name” shares. If your shares are held in “street name” through a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares.
If your shares are held in “street name,” PCB recommends that you mark, date, sign and promptly mail the voting instruction form provided by your bank, broker or other nominee in accordance with the instructions provided by such nominee.

Banks, brokers and other nominees who hold shares of PCB common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. The merger proposal and the adjournment proposal are non-routine matters. Accordingly, if your broker, bank or other nominee holds your shares of PCB common stock in “street name,” your broker, bank or other nominee will vote your shares of PCB common stock with respect to the merger proposal and the adjournment proposal only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus. If you do not provide instructions to your broker, bank or other nominee with respect to either the merger proposal or the adjournment proposal, it will result in a failure to vote your shares on such proposal. Failure to vote has the same effect as a vote against the merger proposal.
Revocability of Proxies and Changes to a PCB Shareholder’s Vote
A PCB shareholder entitled to vote at the PCB special meeting may revoke a proxy at any time before such time that the proxy card for any such holders of PCB common stock must be received at the PCB special meeting by taking any of the following actions:
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delivering written notice of revocation to Suzanne M. Loken, Chief Financial Officer, Partnership Community Bancshares, Inc., W61 N529 Washington Avenue, Cedarburg, Wisconsin 53012;

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delivering a proxy card bearing a later date than the proxy that such shareholder desires to revoke; or

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attending the PCB special meeting and voting in person.

Merely attending the PCB special meeting will not, by itself, revoke your proxy; a PCB shareholder must cast a subsequent vote at the PCB special meeting using forms provided for that purpose. The last valid vote that PCB receives before the polls close at the PCB special meeting is the vote that will be counted.
If you hold your shares in “street name” through a bank, broker or other nominee (referred to in this proxy statement/prospectus as a “beneficial owner”), you must contact such bank, broker or nominee if you desire to revoke your proxy as described above.
Solicitation of Proxies
The PCB board of directors is soliciting proxies for the PCB special meeting from holders of its PCB common stock entitled to vote at the PCB special meeting. In accordance with the merger agreement, PCB will pay its own cost of soliciting proxies from its shareholders, including the cost of mailing this proxy statement/prospectus. In addition to solicitation of proxies by mail, proxies may be solicited by PCB’s officers, directors and regular employees, without additional remuneration, in person, by telephone or other means of communication.
PCB will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of PCB common stock. PCB may reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.
Attending the PCB Special Meeting; Voting in Person
Only record holders of PCB common stock at the close of business on the record date, their duly appointed proxies, and invited guests may attend the PCB special meeting. However, only holders of PCB common stock will be entitled to vote.

A shareholder who holds shares in “street name” through a broker, bank, trustee or other nominee who desires to attend the PCB special meeting in person must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker.
A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of PCB common stock who desires to attend the PCB special meeting in person must also bring the validly executed proxy naming such person as the proxy holder, signed by the PCB shareholder of record, and proof of the signing shareholder’s record ownership as of the record date.
No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the PCB special meeting may prevent PCB shareholders from being admitted to the PCB special meeting.
Assistance
If you need assistance in completing your proxy card, have questions regarding the PCB special meeting or would like additional copies of this proxy statement/prospectus, please contact Suzanne M. Loken, Chief Financial Officer, at (262) 377-3800.

THE MERGER
The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.
General
Each of BFC’s and PCB’s respective boards of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The merger agreement provides for the acquisition of PCB by BFC pursuant to the merger of PCB with and into BFC, with BFC as the surviving company, which we refer to as the merger. Immediately after the merger, Partnership Bank, a wholly-owned Wisconsin-state bank subsidiary of PCB, will be merged with and into Bank First, a wholly-owned bank subsidiary of BFC, with Bank First as the surviving bank, which we refer to as the bank merger.
Purchase Price and Purchase Price Adjustments
At the effective time of the merger, each outstanding share of PCB common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive, at the election of each PCB shareholder, either (i) $17.3832 in cash, or (ii) 0.35047 of a share of BFC’s common stock. The election of stock consideration or cash consideration will be subject to proration such that 65% of the issued and outstanding shares of PCB common stock will be exchanged for BFC common stock and 35% will be exchanged for cash, where the aggregate stock consideration will be 537,298 shares of BFC common stock and the aggregate cash consideration will be $14,350,000. As a result, if the aggregate number of shares with respect to which a valid stock or cash election has been made exceeds these limits, shareholders who have elected the form of merger consideration that has been over-subscribed will receive a mixture of both stock consideration and cash consideration in accordance with the proration procedures set forth in the merger agreement so that such limits are not exceeded. The stock consideration and the cash consideration, along with any necessary proration in accordance with the merger agreement, are collectively referred to as the merger consideration.
BFC will not issue any fractional shares of BFC common stock in the merger. PCB shareholders who would otherwise be entitled to a fractional share of BFC common stock upon the completion of the merger will instead receive an amount in cash (without interest and rounded to the nearest whole cent) determined by multiplying the (i) fractional share interest in BFC common stock, rounded to the nearest one hundredth of a share, to which such holder would otherwise be entitled by (ii) $49.60.
PCB shareholders are being asked to approve the merger agreement and the merger. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
The board of directors and executive officers of PCB have regularly discussed and reviewed PCB’s business, performance and prospects, including its strategic alternatives with the goal of enhancing value for its shareholders. In the context of such reviews, the strategic alternatives considered by the PCB board have included, among other things, continuing its on-going operations as an independent institution, acquiring other depository institutions, opening new branch offices or buying other financial services firms engaged in complementary lines of business, any of which would have required raising additional capital, and entering into a merger or acquisition transaction with a similarly sized or larger institution. The PCB board also reviewed the competitive environment in its market area as well as merger and acquisition activity in the financial services industry in general and in Wisconsin.
The PCB board of directors and executive management team have also been aware in recent years of changes in the financial services industry and the regulatory environment, as well as the competitive challenges facing a financial institution such as PCB. These challenges have included increasing government regulations, higher capital requirements, increasing expense burdens and commitments for technology, an interest rate environment that has resulted in pressure on the interest rate spread and margin, the length of the current period of economic growth experienced in the United States, and increasing competition in the delivery of financial products and services combined with increased customer expectations for the availability of sophisticated financial products and services from financial institutions. In addition, the board of directors was sensitive to shareholders’ desire for dividends and other liquidity opportunities with respect to their shares. The PCB board has always recognized that its fiduciary duty to its shareholders encompassed consideration of a business combination, merger or sale of PCB that might offer enhanced value to its shareholders and greater market liquidity.
As a result of these conversations, the PCB board determined that it was in the best interest of its shareholders to more actively explore its strategic options. During the spring and summer of 2018 the management team met with several investment banking firms to review PCB’s possible strategic alternatives and provide advice regarding a possible business combination with another entity. This included a meeting between management and representatives from Piper Jaffray, Godfrey & Kahn S.C., counsel to PCB (“Godfrey & Kahn”), and Wipfli LLP, PCB’s independent accountants, on May 30, 2018 to discuss possible strategic alternatives or remaining an independent company and pursuing other growth opportunities.
Piper Jaffray, as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. Piper Jaffray is familiar with the market for common stocks of publicly traded and privately held banks, thrifts, and bank and thrift holding companies. Because of Piper Jaffray’s extensive experience and capabilities related to business combinations of financial institutions and its reputation as a leading investment banking firm in the financial services area, PCB decided to seek Piper Jaffray’s assistance in its review of strategic alternatives.
On September 19, 2018, representatives from Piper Jaffray and Godfrey & Kahn attended a meeting of the PCB board of directors. A representative from Piper Jaffray discussed and reviewed its presentation materials, a copy of which was provided to the board of directors. The Piper Jaffray representative discussed the recent overall and bank stock market performance and presented a summary of various strategic alternative scenarios including PCB continuing to operate as an independent company and the potential value that could be achieved for PCB’s shareholders in a change in control transaction. The Piper Jaffray representative also addressed potential merger partners, financial and pricing information for comparable merger and acquisition transactions, and a typical timeline for this type of transaction. After considerable discussion, the board of directors authorized management to engage Piper Jaffray as PCB’s financial advisor.
On October 3, 2018, PCB entered into an engagement letter with Piper Jaffray. Over the next several weeks, representatives of Piper Jaffray worked with the PCB management team to develop a list of potential merger partners. The list was based on likelihood of interest, financial capacity and perceived potential to obtain required regulatory approvals. During this time, representatives of Piper Jaffray also worked with management of PCB, as well as representatives of Godfrey & Kahn to develop materials necessary for the process, including establishing a due diligence on-line data room, preparing confidentiality agreements and initial informational materials. In the first week of October 2018, at PCB’s request, Piper Jaffray began contacting representatives of the financial institutions previously identified as potential merger partners.
Piper Jaffray contacted BFC on October 5, 2018. Of the 13 financial institutions contacted, all 13 requested confidentiality agreements (with 12 eventually signing such agreements) and were given access to an electronic data room that contained non-public information regarding PCB ‘s loans and deposits, credit quality, vendor contracts, and operating expenses. During this time period the parties that entered into confidentiality agreements conducted their due diligence reviews of PCB. On November 9, 2018 BFC delivered to Piper Jaffray its preliminary, non-binding letter of intent that proposed an acquisition of PCB by BFC at an aggregate implied purchase price of between $38.5 million and $42.5 million payable 80% in stock and 20% cash. Three additional potential merger partners also submitted preliminary, non-binding letters of intent prior to a November 16, 2018 PCB board meeting.
On November 16, 2018, the PCB board of directors, along with representatives from Piper Jaffray and Godfrey & Kahn, met to review the four letters of intent received. Materials prepared by Piper Jaffray summarizing the process to date, the four letters of intent received, overview materials on the four financial institutions that submitted letters of intent, and next steps in the process were reviewed and discussed by the PCB board. The board reviewed and considered a number of factors including the aggregate consideration offered, the mix of merger consideration between stock and cash, ability of potential merger partners to secure funding for any cash consideration offered, ability of potential merger partners to obtain regulatory approval, valuation and trading characteristics of stock consideration offered, and impact to shareholders, community, and associates. Following extensive discussions, the board voted to move forward with further exploration of a possible transaction with two of the four institutions to proceed with additional due diligence and issue final non-binding letters of intent.
During the final weeks of November 2018 and the first two weeks of December 2018, the two parties continued with additional due diligence and representatives of the management teams of PCB and BFC talked several times to discuss the merger, the operations and business of the two companies and certain logistical issues. On November 26 and 27, 2018, BFC and its representatives conducted an on-site due diligence review of PCB’s loan portfolio at the offices of Godfrey & Kahn. On December 3 and 4, 2018 the other remaining potential merger partner and its representatives conducted an on-site due diligence review of PCB’s loan portfolio at the offices of Godfrey & Kahn. On December 5, 2018, the management teams from BFC and PCB met to discuss their respective organizations and various due diligence related items.
On December 13, 2018 BFC submitted a revised non-binding letter of intent that proposed an acquisition of PCB by BFC at an aggregate implied purchase price of  $41.0 million, based on BFC’s closing stock price on December 6, 2018, payable 65% in stock and 35% cash. The other potential merger partner elected not to submit a revised letter of intent. On December 18, 2018 the board of directors of PCB met with representatives of Piper Jaffray and Godfrey & Kahn to review the revised letter of intent submitted by BFC. A representative from Piper Jaffray discussed and reviewed its presentation materials, a copy of which was provided to the board of directors. The Piper Jaffray representative discussed the recent overall and bank stock market performance. Overview materials on BFC including recent financial performance, stock performance and trading volume were reviewed. The Piper Jaffray representative discussed in detail the December 13, 2018 letter of intent that had been delivered by BFC. After an extensive discussion of the expected terms, the board of directors voted to move forward on an exclusive basis with BFC and authorized management to proceed with a transaction and negotiate a merger agreement in line with the letter of intent and other items discussed at the meeting.
Godfrey & Kahn received an initial draft of the merger agreement from Alston & Bird LLP (“Alston & Bird”), counsel for BFC, on January 7, 2019. That agreement, along with the ancillary bank merger agreement, director/officer voting agreements and non-competition agreements, were negotiated between the parties through January 21, 2019, during which period of time each party also prepared comprehensive disclosure schedules to be delivered concurrently with the merger agreement.
On January 16, 2019, PCB and representatives of Piper Jaffray engaged in a reverse diligence conference call with BFC and its financial adviser, Sandler O’Neill & Partners, L.P. (which we refer to as “Sandler O’Neill”), covering topics such as documents previously provided to PCB by BFC, the strategic plan and future growth prospects for BFC, integration of PCB into BFC, financial performance, strategic plans specific to PCB’s markets, shareholder liquidity, existing lines of business and potential new lines of business.
On January 22, 2019, a special meeting of the PCB board of directors was convened. Representatives of PCB’s senior management and legal and financial advisors participated in the meeting. A copy of the merger agreement that had been negotiated to date, as well as certain ancillary documents, had been provided to the members of the board of directors on January 18, 2019. Representatives of Piper Jaffray began the meeting by reviewing with the PCB board its financial analysis of the proposed transaction, and rendered Piper Jaffray’s oral opinion (subsequently delivered in writing at the conclusion of the meeting), as described in the section titled “Opinion of PCB’s Financial Advisor” beginning on page 61, that as of January 22, 2019, and based upon and subject to the assumptions, considerations, qualifications and limitations set forth in the written opinion, the aggregate consideration to be received by the PCB common shareholders pursuant to the merger was fair, from a financial point of view, to those shareholders. The board discussed the attributes of BFC’s common stock, including its recent market performance and its trading volume. Representatives of Godfrey & Kahn then summarized the fiduciary duties of each director, with an emphasis on the role of the board of directors in a change in control scenario. Godfrey & Kahn reviewed in detail the terms of the merger agreement and other ancillary agreements to be entered into by the directors and senior management. Godfrey & Kahn also discussed the proposed resolutions that the board of directors would be requested to approve in connection with the merger. Following extensive discussion and questions and answers, including consideration of the factors described under “PCB’s Reasons for the Merger,” the board determined that the merger agreement and the transactions contemplated thereby was advisable and in the best interests of PCB and its shareholders. The board then approved the merger agreement and the transactions contemplated thereby.
On January 22, 2019, BFC’s board of directors met at its regularly scheduled meeting to review and discussed the proposed merger and the merger agreement. At this meeting, BFC’s board of directors received presentations from its legal counsel, Alston & Bird, and its financial advisor, Sandler O’Neill. Following this discussion, BFC’s board of directors unanimously voted to approve the merger agreement and the other transactions contemplated by the merger agreement, including the merger, and authorized BFC’s executives to execute the merger agreement.
Following the completion of the PCB and BFC board meetings, PCB and BFC executed the definitive merger agreement and the PCB directors and officers executed the voting agreement after the close of business on Tuesday, January 22, 2019. Before the opening of the market on Wednesday, January 23, 2019, BFC and PCB issued a joint press release announcing the execution of the merger agreement.
BFC’s Reasons for the Merger
In reaching its decision to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of BFC common stock as the merger consideration, BFC board of directors considered a number of factors, including the following material factors:
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each of BFC’s and PCB’s business, operations, financial condition, asset quality, earnings and prospects;

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the strategic fit of the businesses of the two companies, including their complementary markets, business lines and loan and deposit profiles;

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the opportunity to strategically expand in the Ozaukee, Monroe, and Jefferson County, Wisconsin markets;

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the anticipated pro forma impact of the transaction on the combined company, including the expected impact on financial metrics including earnings and tangible book value and regulatory capital levels, as well as the potential efficiencies of scale resulting from the increased size of BFC following the merger;

•
its understanding of the current and prospective environment in which BFC and PCB operate, including national, state and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on BFC both with and without the proposed transaction;

•
its review and discussions with BFC’s management concerning the due diligence investigation of PCB, including its review of PCB’s financial condition, results of operation, asset quality, market areas, growth potential (projected potential accretion to earnings per share and the projected payback period of the estimated decrease in tangible book value) and quality of senior management;

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the perceived compatibility of the corporate cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

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the structure of the transaction as a combination in which the combined company would operate under the BFC brand and BFC’s board of directors and management would have substantial participation in the combined company;

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the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions; and

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the financial and other terms of the merger agreement, including the merger consideration, expected U.S. federal income tax treatment, the deal protection and termination fee provisions, and restrictions on the conduct of PCB’s business between the date of the merger agreement and the date of completion of the merger.

BFC’s board of directors also considered potential risks relating to the merger including the following:
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BFC management’s attention and BFC resources may be diverted from the operation of BFC’s business and towards the completion of the merger;

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BFC may not realize all of the anticipated benefits of the merger, including cost savings, maintenance of existing customer and employee relationships, and minimal disruption in the integration of PCB’s operations with BFC;

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the nature and amount of payments and other benefits to be received by PCB management in connection with the merger pursuant to existing PCB plans and compensation arrangements and the merger agreement;

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the substantial costs that BFC will incur in connection with the merger even if it is not consummated;

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approvals from regulatory authorities could impose conditions that could have the effect of delaying completion of the merger or imposing additional costs; and

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the possibility of litigation in connection with the merger.

The foregoing discussion of the factors considered by BFC board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by BFC board of directors. In reaching its decision to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of BFC common stock as the merger consideration, BFC board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. BFC board of directors considered all these factors as a whole and overall considered the factors to be favorable to, and to support, its determination.
PCB’s Reasons for the Merger
After careful consideration, the PCB board of directors, at a special meeting held on January 22, 2019, unanimously determined that the merger agreement is advisable and in the best interests of PCB and its shareholders. Accordingly, PCB’s board of directors approved the merger agreement and unanimously recommends that PCB shareholders vote “FOR” the approval of the merger agreement. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve and adopt the merger agreement, the PCB board of directors consulted with PCB executive management, as well as its financial and legal advisors, and considered many factors, including the following:
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the board of directors’ assessment of the strategic options available to PCB and the execution risk presented by those options, along with the determination that none of the strategic options considered were likely to create greater present value for PCB’s shareholders than the value to be paid by BFC in the merger;

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the financial and other terms of the merger agreement, including the price to be paid for the shares of PCB common stock, and the form and mix of consideration to be received by PCB shareholders;

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each of PCB’s, BFC’s and the combined company’s business, operations, management, financial condition, asset quality, earnings and prospects. In reviewing these factors, the PCB board of directors considered its view that BFC’s business and operations complement those of PCB and that the merger would result in a combined company with diversified revenue sources, a well-balanced loan portfolio and an attractive funding base;
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the increased liquidity of the BFC common stock as listed on Nasdaq, contrasted with the absence of a public market for PCB common stock;

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the expectation that PCB shareholders would have the opportunity to participate in future growth of the combined company;

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the potential for stock appreciation in the combined company for PCB shareholders;

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the ability to become part of a larger institution with a higher lending limit and the infrastructure for growth, helping to further service PCB’s customer base and communities;

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the opportunities for advancement in the combined company for existing PCB employees;

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its understanding of the current and prospective environment in which PCB and BFC operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, continued consolidation in the industry, the competitive environment for financial institutions generally, and the likely effect of these factors on PCB both with and without the proposed transaction;

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its review and discussions with PCB’s management concerning the due diligence investigation of BFC;

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BFC’s reputation in the communities that it serves and BFC’s familiarity with the Wisconsin market;

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the financial presentation and opinion of Piper Jaffray, PCB’s financial advisor, delivered on January 22, 2019 to the PCB board of directors, and subsequently confirmed in writing, to the effect that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in such opinion, the aggregate merger consideration to be paid to holders of PCB common stock in the merger was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “— Opinion of PCB’s Financial Advisor”; and

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the expected tax treatment of the merger as a tax-free reorganization under the Internal Revenue Code.

The PCB board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:
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the potential risks associated with a portion of the merger consideration being paid through the issuance of a fixed number of shares of BFC common stock and any decrease in the market price of BFC common stock will result in a reduction in the aggregate merger consideration received by PCB shareholders;

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the potential risk of diverting management attention and resources from the day-to-day operation of PCB’s business and towards the completion of the merger;

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the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

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the possibility that the merger might not be consummated and the effect of the resulting public announcement of the termination of the merger on, among other things, the operations of PCB;

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the restrictions in the merger agreement regarding the operation of PCB’s business through completion of the merger which may prevent or delay PCB from undertaking business opportunities that may arise prior to completion of the merger;

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that BFC has a right to a $1,640,000 termination fee if the merger agreement is terminated in certain circumstances; and

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that PCB shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they would receive upon completion of the merger.

The directors of PCB based their recommendation to shareholders on the totality of the information provided to them and did not assign any relative or specific weights to the factors considered. Individual directors may have given differing weights to different factors.
Certain of PCB’s directors and executive officers have financial interests in the merger that are different from, or in addition to, those of PCB’s shareholders generally. The PCB board of directors was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to PCB shareholders. For a discussion of these interests, see “— Interests of PCB’s Directors and Executive Officers in the Merger” on page 72.
This explanation of PCB’s reasons for the merger and other information presented in this section is forward-looking in nature and should be read in light of the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 16.
For the reasons set forth above, the PCB board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the PCB merger proposal and “FOR” the PCB adjournment proposal (if necessary or appropriate).
Opinion of PCB’s Financial Advisor
By letter dated October 3, 2018, PCB retained Piper Jaffray & Co., which we refer to as Piper Jaffray, to act as its financial advisor in connection with a potential transaction. In its capacity as financial advisor, Piper Jaffray provided a fairness opinion to the PCB board of directors in connection with the merger. At the meeting of the PCB board of directors on January 22, 2019, Piper Jaffray rendered its oral opinion to the PCB board (which was subsequently confirmed in writing by delivery of Piper Jaffray’s written opinion dated the same date) that, based upon and subject to the various factors, assumptions and limitations set forth in such opinion, Piper Jaffray’s work as described in such opinion and other factors Piper Jaffray deemed relevant, as of such date, the aggregate consideration to be received by the holders of PCB common stock pursuant to the merger was fair, from a financial point of view, to those shareholders. The Piper Jaffray written opinion dated January 22, 2019 is sometimes referred to herein as the “Piper Jaffray Opinion.”
The Piper Jaffray Opinion was provided for the information and assistance of the PCB board in connection with its consideration of the merger. The Piper Jaffray Opinion did not address the merits of PCB’s underlying decision to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which PCB might engage. The Piper Jaffray Opinion does not constitute a recommendation to the PCB board or any holder of PCB common stock as to how any PCB board member or such holder should vote with respect to the merger.
The full text of the Piper Jaffray Opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the Piper Jaffray Opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. Holders of PCB common stock should read the full text of the opinion carefully and in its entirety. The Piper Jaffray Opinion was reviewed and approved by the fairness opinion committee of Piper Jaffray. Piper Jaffray provided its opinion to the PCB board of directors on January 22, 2019 in connection with and for the purposes of the PCB board’s consideration of the merger. The Piper Jaffray Opinion addressed only the fairness, from a financial point of view, as of January 22, 2019, of the aggregate consideration to be received by the holders of PCB common stock pursuant to the merger. Piper Jaffray expressed no view or opinion as to any other terms or aspects of the merger agreement, the merger or any other transactions contemplated by the merger agreement, including any legal, accounting and tax matters relating to the merger. Piper Jaffray did not express any opinion as to the compensation to be received in the merger by officers, directors or employees of PCB or any class of such persons, other than in their capacity as PCB shareholders.
In arriving at its opinion, Piper Jaffray:
(i) reviewed and analyzed the financial terms of a draft of the merger agreement dated January 22, 2019;
(ii) reviewed and analyzed certain financial and other data with respect to PCB and BFC which was publicly available;
(iii) reviewed and analyzed certain information, including historical operating data and financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of PCB and BFC that were publicly available, as well as those that were furnished to Piper Jaffray by PCB, including the analyses and forecasts regarding certain cost savings expected to result from the merger, which we refer to as the Synergies;
(iv) conducted discussions with members of senior management and representatives of PCB and BFC concerning the matters described in clauses (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the merger and the Synergies;
(v) reviewed the current and historical reported prices and trading activity of BFC common stock;
(vi) compared the financial performance of PCB and BFC with that of certain other publicly traded companies that Piper Jaffray deemed relevant;
(vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant; and
(viii) performed a discounted cash flow analysis for each of PCB and BFC on a standalone basis. In addition, Piper Jaffray has conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.
Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of PCB that the financial information provided was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Jaffray incomplete, inaccurate or misleading. Without limiting the generality of the foregoing, for the purpose of the Piper Jaffray Opinion, Piper Jaffray assumed, with respect to financial forecasts, estimates and other forward-looking information (including the Synergies) reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best available estimates and judgments of the management of PCB as of the time they were prepared as to the expected future results of operations and financial condition of PCB and BFC, as applicable, to which such financial forecasts, estimates and other forward-looking information (including the Synergies) relate. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based. Piper Jaffray further assumed that the merger will qualify as a reorganization in accordance with Section 368(a) of the Internal Revenue Code of 1986, as amended. Piper Jaffray relied, with PCB’s consent, on advice of the outside counsel and the independent accountants to PCB, and on the assumptions of the management of PCB, as to all accounting, legal, tax and financial reporting matters with respect to PCB, BFC and the merger agreement.
In arriving at the opinion, Piper Jaffray assumed that the executed merger agreement would be in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the merger would be consummated pursuant to the terms of the merger agreement without amendments thereto, (iv) all conditions to the consummation of the merger would be timely satisfied without waiver by any party of any conditions or obligations thereunder and (v) that the terms and conditions of the merger agreement would not result in any adjustment to the aggregate consideration that is material to the analysis. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the merger would be obtained in a manner that would not adversely affect PCB, BFC or the contemplated benefits of the merger.
In arriving at the opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of PCB or BFC, and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of PCB or BFC under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with the opinion were going concern analyses. Piper Jaffray expressed no opinion regarding the liquidation value of PCB, BFC or any other entity. Piper Jaffray assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of PCB or BFC since the date of the most recent financial data made available to Piper Jaffray. Piper Jaffray did not: (i) conduct a review of any individual credit files of PCB or BFC, nor did Piper Jaffray evaluate the adequacy of the loan or lease reserves of PCB or BFC, (ii) conduct a review of any credit mark which may be taken in connection with the merger, nor did Piper Jaffray evaluate the adequacy of any contemplated credit mark to be so taken, or (iii) conduct a review of the collectability of any asset or the future performance of any loan of PCB or BFC. Piper Jaffray assumed, with PCB’s consent, that the respective allowances for loan and lease losses for PCB and BFC, and the credit mark were adequate to cover such losses and would be adequate for BFC on a pro forma basis assuming completion of the merger. Accordingly, Piper Jaffray expressed no opinion with respect to the foregoing. Without limiting the generality of the foregoing, Piper Jaffray did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which PCB, BFC or any of their affiliates was a party or might have been subject, and at the direction of PCB and with its consent, the opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither PCB nor BFC is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger.
No company or transaction used in any analysis for purposes of comparison is identical to PCB, BFC or the contemplated merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which PCB, BFC and the merger were compared and other factors that could affect the public trading value or transaction value of the companies.
The Piper Jaffray Opinion was necessarily based upon the information available to Piper Jaffray and facts and circumstances as they existed and were subject to evaluation on the date of the opinion; events occurring after the date of the opinion could materially affect the assumptions used in preparing the Piper Jaffray Opinion. Piper Jaffray did not express any opinion as to the value or trading price of PCB common stock or BFC common stock following announcement of the merger or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of the Piper Jaffray Opinion and did not have any obligation to update, revise or reaffirm the opinion.
Pursuant to Piper Jaffray’s October 3, 2018 engagement letter, PCB agreed to pay a fairness opinion cash fee of  $100,000 to Piper Jaffray upon delivery of Piper Jaffray’s fairness opinion, which fee was not contingent on the conclusions reached in such opinion or the consummation of the merger. PCB also agreed to pay to Piper Jaffray a fee equal to 1.25% of the aggregate transaction value paid upon closing of the merger. In addition, PCB has agreed to reimburse Piper Jaffray for certain expenses incurred in connection with its services and indemnify Piper Jaffray for certain liabilities, including liabilities arising under the federal securities laws. Except as disclosed above, there were no material relationships that existed during the two years prior to the date of the Piper Jaffray Opinion or that were mutually understood to be contemplated, in which any compensation was received or was intended to be received as a result of the relationship between Piper Jaffray and any party to the merger agreement.

Set forth below is a summary of the material financial analyses performed by Piper Jaffray in connection with rendering its opinion, as delivered to the PCB board of directors in connection with its meeting on January 22, 2019. The order of analyses described does not represent relative importance or weight given to those analyses by Piper Jaffray. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the summary of the analyses used by Piper Jaffray, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.
For purposes of its analyses, Piper Jaffray reviewed a number of financial and operating metrics, including:
Summary of Proposal.   Piper Jaffray reviewed the financial terms of the merger. Based on the $47.45 per share closing price of BFC common stock on January 18, 2019, which was the last trading day prior to the January 22, 2019 meeting of PCB’s board of directors, Piper Jaffray calculated an implied transaction value of  $39.8 million (inclusive of the stock and cash merger consideration), based on 537,298 shares of BFC common stock plus $14,350,000 of fixed cash consideration. Based on PCB’s most recent financial statements as of September 30, 2018, Piper Jaffray calculated the implied merger consideration multiples set forth in the table below. The terms used in the tables include the following:
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Book Value, which means PCB’s common stockholders’ equity as of September 30, 2018;

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Tangible Book Value, which means PCB’s common stockholders’ equity less the value of any intangible assets, including goodwill, as of September 30, 2018;

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Last twelve months earnings, which we refer to as LTM Earnings, which means PCB’s net income for the twelve month period ended September 30, 2018;

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Annualized year-to-date net income for the nine-month period ended September 30, 2018, which we refer to as Annualized YTD 3Q18 Earnings;

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2018 Estimated Earnings, which means the earnings estimated for 2018 by PCB management;

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2019 Estimated Earnings, which means the earnings estimated for 2019 by PCB management; and

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Core Deposit Premium, which means the quotient of  (i) the implied transaction value for PCB, less Tangible Book Value, and (ii) aggregate core deposits (total deposits, excluding time deposits greater than $250,000 and brokered deposits less than $250,000), expressed as a percentage.

Price/Book Value	194.3%
Price/Tangible Book Value	196.5%
Price/LTM Earnings	18.4x
Price/Annualized YTD 3Q18 Earnings	15.9x
Price/2018 Estimated Earnings	14.9x
Price/2019 Estimated Earnings	12.0x
Core Deposit Premium	7.5%
PCB Comparable Public Trading Group Analysis.   Using publicly available information, Piper Jaffray compared selected financial and market data of PCB with similar data for companies Piper Jaffray deemed comparable to PCB for purposes of its analysis.

The comparable group as determined by Piper Jaffray for purposes of its analysis consisted of banks which were exchange traded (Nasdaq or NYSE), excluding mutual holding companies, and headquartered in Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota or Wisconsin with total assets between $200 million and $1.0 billion. The group was comprised of the following companies and is referred to herein as the “PCB Comparable Public Trading Group”:
PCB Comparable Public Trading Group
SB Financial Group, Inc.	Citizens Community Bancorp	Guaranty Federal Bancshares, Inc.
Landmark Bancorp, Inc.	United Bancshares, Inc.	First Capital, Inc.
HMN Financial, Inc.	IF Bancorp, Inc.	Central Federal Corporation
United Bancorp, Inc.	Citizens First Corp.	Ottawa Bancorp, Inc.
In all instances, multiples were based on closing stock prices on January 18, 2019, which was the last trading day prior to the January 22, 2019 meeting of PCB’s board of directors. For each of the following analyses performed by Piper Jaffray, financial and market data for the selected companies were based on the selected companies’ filings with the SEC and information Piper Jaffray obtained from S&P Global Market Intelligence. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. Throughout Piper Jaffray’s analysis of PCB, the high and the low bounds of the ranges presented represented the 75th and 25th percentile values, respectively.
With respect to the PCB Comparable Public Trading Group table below, the information Piper Jaffray presented included the following:
•
Year-to-date, or YTD, net income divided by average assets, or YTD ROAA;

•
YTD net income divided by average equity, or YTD ROAE;

•
YTD net interest income divided by average earnings assets, or YTD NIM;

•
YTD noninterest expense divided by operating revenue, or YTD Efficiency Ratio;

•
nonperforming assets divided by total assets, or NPAs/Assets;

•
shareholder’s equity less intangible assets, goodwill and preferred equity, divided by total assets less intangible assets and goodwill, or TCE/TA;

•
multiple of price to book value, or Price/Book;

•
multiple of price to tangible book value, or Price/TBV;

•
multiple of price to YTD annualized earnings per share, or Price/YTD Annualized EPS; and

•
premium over tangible common equity as a percentage of core deposits, or Core Deposit Premium.

Results of Piper Jaffray’s analysis were presented for the PCB Comparable Public Trading Group, as shown in the following table:
PCB Comparable Public Trading Group
	PCB as of and for the YTD period ended September 30, 2018	Deal Multiple	High	Median	Low
YTD ROAA	0.86%	n/a	1.09%	0.98%	0.71%
YTD ROAE	12.75%	n/a	10.49%	9.64%	7.50%
YTD NIM	3.77%	n/a	3.85%	3.64%	3.41%
YTD Efficiency Ratio	67.1%	n/a	74.0%	70.3%	67.3%
NPAs/Assets	0.52%	n/a	0.95%	0.70%	0.38%
TCE/TA	6.64%	n/a	11.1%	9.4%	7.5%
Price/Book	n/a	1.94x	1.24x	1.12x	0.94x
Price/TBV	n/a	1.97x	1.39x	1.24x	1.10x
Price/YTD Annualized EPS	n/a	15.9x	16.6x	13.2x	10.9x
Core Deposit Premium	n/a	7.5%	3.5%	2.8%	1.7%
Based on the analysis above, Piper Jaffray then applied the range of multiples to the applicable metrics of PCB. The analysis indicated the following implied values of PCB common stock, as compared to the implied transaction value of  $39.8 million:
PCB Implied Value Based on Comparable Public Trading Group Multiples
Low – High
Price/Book	$19.2mm – $25.4mm
Price/TBV	$22.4mm – $28.2mm
Price/YTD Annualized EPS	$27.4mm – $41.7mm
Core Deposit Premium	$24.7mm – $29.4mm
PCB Comparable M&A Transactions Analysis.   Using publicly available information, Piper Jaffray compared the proposed financial terms of the merger to publicly available financial terms of a group of merger and acquisition transactions selected by Piper Jaffray involving companies in the depository industry.
The transactions group selected by Piper Jaffray for purposes of its analysis includes the 22 transactions announced since January 1, 2017 with announced deal values, excluding merger of equals transactions, and sellers headquartered in Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, and Wisconsin with assets between $200 million and $500 million, LTM ROAA greater than 0.00%, and a ratio of nonperforming assets to total assets, or NPAs/Assets, of less than 3.0%. The group was comprised of the following transactions and is referred to herein as the “PCB Comparable M&A Transactions”:
Buyer/Seller
Peoples Bancorp, Inc./First Prestonsburg Bancshares, Inc.
Foote Financial Shares LLC/Peoples State Bank
Byline Bancorp, Inc./Oak Park River Forest Bankshares
Farmers & Merchants Bancorp/Limberlost Bancshares, Inc.
Citizens Community Bancorp/United Bank
First Mid-Illinois Bancshares/SCB Bancorp, Inc.

Capitol Federal Financial, Inc./Capital City Bancshares, Inc.
RCB Holding Co./Central B&TC
CNB Bank Shares, Inc./Jacksonville Bancorp
First Commonwealth Financial/Garfield Acquisition Corp
LCNB Corp./Columbus First Bancorp, Inc.
Equity Bancshares, Inc./Kansas Bank Corp.
First Mid-Illinois Bancshares/First BancTrust Corp.
Independent Bank Corp./TCSB Bancorp, Inc.
Investor Group/Bancorp of Lexington, Inc.
Heartland Financial USA, Inc./Signature Bancshares, Inc.
MutualFirst Financial, Inc./Universal Bancorp
First American Bank Corp./Southport Financial Corp.
Horizon Bancorp/Wolverine Bancorp, Inc.
QCR Holdings, Inc./Guaranty B&TC and certain assets
Topeka Bancorp, Inc./Kaw Valley Bancorp, Inc.
First Merchants Corp./Arlington Bank
With respect to the PCB Comparable M&A Transactions, the information Piper Jaffray presented included the following metrics with respect to the seller in each transaction, in each case based on the most recent publicly available information of the seller prior to announcement of the transaction:
•
LTM ROAA;

•
NPAs/Assets;

•
TE/TA, which means the ratio of  (i) shareholders’ equity, less intangible assets and goodwill, divided by (ii) total assets less intangible assets and goodwill;

•
Price/Book;

•
Price/TBV;

•
Price/LTM EPS, which means the ratio of the announced deal value to earnings per share over the preceding twelve month period, adjusted to remove any one-time net deferred tax asset revaluation (specifically impacting the tax expense line item on the income statement) resulting from the lower corporate tax rate from the Tax Cuts & Jobs Act of 2017; and

•
Core Deposit Premium.

Results of Piper Jaffray’s analysis were presented for the PCB Comparable M&A Transactions, as shown in the following table:
PCB Comparable M&A Transactions
	PCB as of and for the period ended September 30, 2018	Deal Multiple	High	Median	Low
LTM ROAA	0.75%	n/a	1.37%	0.96%	0.80%
NPAs/Assets	0.52%	n/a	1.23%	0.90%	0.41%
TE/TA	6.6%	n/a	11.11%	10.63%	9.49%
Price/Book	n/a	1.94x	1.90x	1.57x	1.43x
Price/TBV	n/a	1.97x	1.96x	1.61x	1.44x
Price/LTM EPS(1)	n/a	18.4x	23.0x	18.5x	15.5x
Core Deposit Premium	n/a	7.5%	12.2%	9.0%	6.6%

(1) A total of one transaction with a Price/LTM EPS multiple greater than 40.0x was excluded from this analysis, as those multiples were considered non-meaningful. In addition, LTM EPS of sellers were adjusted to remove any one-time net deferred tax asset revaluation (specifically impacting the tax expense line item on the income statement) resulting from the lower corporate tax rate from the Tax Cuts & Jobs Act of 2017
Based on the analysis above, Piper Jaffray then applied the range of multiples to the applicable metrics of PCB. The analysis indicated the following implied values of PCB common equity, as compared to the implied transaction value of  $39.8 million:
PCB Implied Value
Based on Comparable M&A Transaction Group Multiples (at announcement)
Low – High
Price/Book	$29.3mm – $39.0mm
Price/TBV	$29.1mm – $39.8mm
Price/LTM EPS	$33.6mm – $49.9mm
Core Deposit Premium	$37.5mm – $52.1mm
PCB Discounted Cash Flow Analysis.   Piper Jaffray calculated a range of implied values for PCB common stock by estimating the present value of cash flows PCB could provide to holders of PCB common stock through 2022 and using the terminal multiple approach to determine a terminal value.
The following assumptions were used:
•
earnings and asset forecasts from 2018 – 2022 estimated by PCB management;

•
maintenance of a 9.5% tangible common equity-to-tangible asset ratio;

•
discount rates ranged from 14.0% to 16.0%; and

•
terminal multiple applied to final year trailing (2022) earnings ranged from 12.0x to 14.0x.

The discounted cash flow calculations resulted in the valuations shown below:
Discount Rate	Terminal Multiple (Price/YTD Annualized Earnings)
	12.0x	13.0x	14.0x
14.0%	$27.2mm	$29.9mm	$32.6mm
15.0%	$25.9mm	$28.5mm	$31.1mm
16.0%	$24.7mm	$27.2mm	$29.7mm
The discounted cash flow analysis is a widely used valuation methodology that relies on numerous assumptions, including asset growth rates, earnings growth rates, discount rates, and terminal multiples, and the results of such methodology are highly dependent on these assumptions. Except for the financial forecasts from 2018 – 2022 provided by PCB management, these other assumptions were determined by Piper Jaffray for purposes of its discounted cash flow analysis based on Piper Jaffray’s analysis of the PCB Comparable Public Trading Group. The analysis does not purport to be indicative of the actual values or expected values of PCB. In addition, the analysis relates only to the potential value achieved by PCB as a stand-alone entity based on assumptions described herein. Therefore, the analysis is not intended to, and does not purport to, reflect values achieved on a post-merger basis with BFC.
BFC Comparable Public Trading Group Analysis.   Using publicly available information, Piper Jaffray compared selected financial and market data of BFC with similar data for companies Piper Jaffray deemed comparable to BFC for purposes of its analysis.
The comparable group as determined by Piper Jaffray for purposes of its analysis consisted of banks which were exchange traded (Nasdaq or NYSE), excluding mutual holding companies, and headquartered in Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota or Wisconsin with assets between $1.0 billion and $2.5 billion and NPAs/Assets less than 3.0%. The group was comprised of the following companies and is referred to herein as the “BFC Comparable Public Trading Group”:

BFC Comparable Public Trading Group
Farmers National Banc Corp.	West Bancorporation, Inc.	Civista Bancshares, Inc.
MutualFirst Financial, Inc.	Southern Missouri Bancorp, Inc.	Waterstone Financial, Inc.
Macatawa Bank Corporation	First Business Financial Services, Inc.	Bridgewater Bancshares, Inc.
LCNB Corp.	BankFinancial Corporation	Hawthorn Bancshares, Inc.
Ames National Corporation	Level One Bancorp, Inc.	Mackinac Financial Corporation
Middlefield Banc Corp.*	Farmers & Merchants Bancorp	Limestone Bancorp, Inc.
First Savings Financial Group	Ohio Valley Banc Corp.

*
Denotes financials as of December 31, 2018 (financials as of September 30, 2018 if not noted otherwise)

In all instances, multiples were based on closing stock prices on January 18, 2019, which was the last trading day prior to the January 22, 2019 meeting of PCB’s board of directors. For each of the following analyses performed by Piper Jaffray, financial and market data and earnings per share estimates for the selected companies were based on the selected companies’ filings with the SEC and information Piper Jaffray obtained from S&P Global Market Intelligence. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. Throughout Piper Jaffray’s analysis of BFC the high and the low bounds of the ranges presented represented the 75th and 25th percentile values, respectively.
With respect to the BFC Comparable Public Trading Group, the information Piper Jaffray presented included the following:
•
YTD ROAA;

•
YTD ROAE;

•
YTD NIM;

•
YTD Efficiency Ratio;

•
NPAs/Assets;

•
TCE/TA;

•
Price/Book;

•
Price/TBV;

•
Price/YTD Annualized EPS;

•
Price/Estimated 2018 EPS (based on consensus analyst estimates);

•
Price/Estimated 2019 EPS (based on consensus analyst estimates); and

•
Core Deposit Premium.

Results of Piper Jaffray’s analysis were presented for the BFC Comparable Public Trading Group, as shown in the following table, in which the $47.45 per share closing price of BFC common stock on January 18, 2019, which was the last trading day prior to the January 22, 2019 meeting of PCB’s board of directors, is used to calculate the implied BFC multiples:

BFC Comparable Public Trading Group
	BFC as of and for the period ended September 30, 2018	High	Median	Low
YTD ROAA	1.45%	1.38%	1.06%	0.88%
YTD ROAE	15.77%	12.84%	10.17%	9.21%
YTD NIM	3.90%	3.94%	3.74%	3.46%
YTD Efficiency Ratio	51.5%	69.8%	64.6%	58.5%
NPAs/Assets	1.45%	1.10%	0.66%	0.41%
TCE/TA	8.8%	10.5%	9.6%	8.7%
Price/Book	1.87x	1.46x	1.30x	1.16x
Price/TBV	2.08x	1.57x	1.44x	1.29x
Price/YTD Annualized EPS	12.2x	15.4x	13.2x	11.6x
Price/Estimated 2018 EPS	12.6x	13.4x	12.2x	11.5x
Price/Estimated 2019 EPS	12.2x	11.7x	11.1x	10.4x
Core Deposit Premium	11.6%	8.5%	5.4%	4.2%
Based on the analysis above, Piper Jaffray then applied the range of multiples to the applicable metrics of BFC. The analysis indicated the following implied equity values per share of BFC common stock:
BFC Implied Per Share Price based on BFC Comparable Public Trading Group Multiples
Low – High
Price/Book	$29.40 – $36.97
Price/TBV	$29.40 – $35.81
Price/YTD Annualized Earnings	$44.98 – $59.68
Price/2018 Estimated EPS	$43.49 – $50.75
Price/2019 Estimated EPS	$40.06 – $45.31
Core Deposit Premium	$31.77 – $40.72
BFC Discounted Cash Flow Analysis.   Piper Jaffray calculated a range of implied values for BFC common stock by estimating the present value of cash flows BFC could provide to common equity holders through 2022 and using the terminal multiples approach to determine a terminal value. The following assumptions were used:
•
financial forecasts from 2018 – 2020 sourced from the sole equity analyst’s estimates;

•
earnings growth rate of 8.0% from 2021 – 2023;

•
2018 – 2022 asset growth rate of 5.0%;

•
maintenance of a 9.5% tangible common equity-to-tangible asset ratio;

•
discount rates ranged from 9.5% to 11.5%; and

•
terminal multiple applied to final year forward (2023) earnings ranged from 10.0x to 12.0x.

The calculations resulted in a range of implied values of  $41.46 to $51.79 per share, as compared to the $47.45 per share closing price of BFC common stock on January 18, 2019, which was the last trading day prior to the January 22, 2019 meeting of PCB’s board of directors.

Discount Rate	Terminal Multiple (Forward P/E)
	10.0x	11.0x	12.0x
9.5%	$44.59	$48.19	$51.79
10.5%	$42.99	$46.45	$49.91
11.5%	$41.46	$44.79	$48.12
The discounted cash flow analysis is a widely used valuation methodology that relies on numerous assumptions, including asset growth rates, earnings growth rates, discount rates, and terminal multiples, and the results of such methodology are highly dependent on these assumptions. Except for the financial forecasts from 2018 – 2020 sourced from the sole equity analyst’s estimates, these assumptions were determined by Piper Jaffray and reviewed with PCB management, based on Piper Jaffray’s analysis of the BFC Comparable Public Trading Group, for purposes of its discounted cash flow analysis. The analysis does not purport to be indicative of the actual values or expected values of BFC. In addition, the analysis relates only to the potential value achieved by BFC as a stand-alone entity based on assumptions described herein. Therefore, the analysis is not intended to, and does not purport to, reflect values achieved on a post-merger basis.
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Piper Jaffray. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, Piper Jaffray did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, Piper Jaffray considered the totality of the factors and analyses performed in determining its opinion. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond PCB’s, BFC’s, or Piper Jaffray’s control. In addition, analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and the analyses used or performed by Piper Jaffray are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Piper Jaffray’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold, and the range of valuations resulting from any individual analysis described above should not be taken to be Piper Jaffray’s view of PCB’s or BFC’s actual value. None of the selected companies reviewed is identical to PCB or BFC. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that Piper Jaffray considered to be similar to those of PCB or BFC, as applicable, for purposes of its analyses. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to PCB or BFC, as applicable. The analyses of Piper Jaffray and its opinion were among a number of factors taken into consideration by the board of directors of PCB in making its determination to approve the merger agreement, and the analyses described above should not be viewed as determinative of the decision of the PCB board of directors to approve the merger agreement.
The full text of Piper Jaffray’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Piper Jaffray in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge you to read the entire opinion carefully in connection with your consideration of the proposed merger. The opinion speaks only as of the date of the opinion. The opinion was directed to the PCB Board and is directed only to the fairness, from a financial point of view, of the merger consideration to be received. It does not address the underlying business decision to engage in the merger or any other aspect of the merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the merger or any other matter.

Board Composition and Management of BFC after the Merger
Each of the officers and directors of BFC immediately prior to the effective time of the merger will be the officers and directors of the surviving company from and after the effective time of the merger, until their respective successors have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with BFC Articles and BFC Bylaws.
Interests of PCB’s Directors and Executive Officers in the Merger
In considering the recommendation of the PCB board of directors to approve and adopt the merger agreement, PCB shareholders should be aware that PCB’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of PCB shareholders generally. PCB’s board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated thereby (including the merger), and in recommending to PCB shareholders that the PCB merger proposal be approved and adopted. These interests include those described below.
For purposes of this compensation-related disclosure, PCB’s executive officers are David A. Braaten, President and Chief Executive Officer of PCB, and Suzanne M. Loken, Chief Financial Officer of PCB.
Change of Control Agreements
PCB has Change of Control Agreements in place with David A. Braaten and Suzanne M. Loken (the “CoC Agreements”). Pursuant to the terms of the CoC Agreements, in the event that Mr. Braaten or Ms. Loken: (i) is terminated within one year following a change of control and such termination is employer-initiated and other than for cause or by the participant for good reason; and (ii) executes and does not revoke a release of claims, PCB will pay Mr. Braaten and/or Ms. Loken, as applicable, cash in an amount equal to 12 months of their monthly base salary as in effect for the year ended December 31, 2018. Further, Mr. Braaten and Ms. Loken in the CoC Agreements are eligible to continue medical and dental benefits under the health continuation coverage provision of Consolidated Omnibus Budget Reconciliation Act and Partnership Bank will pay a portion of the monthly premiums for 12 months after termination of employment of Mr. Braaten and/or Ms. Loken such that each’s share of the monthly premiums is the same as it would have been if he or she were an active employee.
Restricted Stock Plan
PCB sponsors a 2009 Long-Term Incentive Plan (the “LTI Plan”) pursuant to which David A. Braaten and Suzanne M. Loken, and Partnership Bank directors, Vincent Cameranesi and Nathan Salas, who also serve as market presidents for Partnership Bank, were granted certain shares of restricted stock (the “Restricted Stock”). The Restricted Stock vests 100% on the third anniversary of the date of grant, however, the LTI Plan provides that any restrictions on the Restricted Stock shall lapse and such Restricted Stock shall become fully vested upon a change of control of PCB. At the Closing Date, Mr. Braaten, Ms. Loken, Mr. Cameranesi and Mr. Salas are expected to own 5,084, 2,541, 6,165 and 1,540 unvested shares of Restricted Stock, respectively, all of which will fully vest and be entitled to receive a pro rata share of the merger consideration in the merger.
Indemnification of Directors and Officers
BFC has agreed to indemnify PCB’s directors and officers following the effective time of the merger to the same extent as currently provided under PCB’s indemnification agreements, or if not subject to an agreement, to the fullest extent permitted by applicable laws. BFC has also agreed to maintain in effect a directors’ and officers’ liability insurance policy for a period of six years after the effective time of the merger with respect to claims arising from facts, events or actions that occurred prior to the effective time of the merger and covering persons who are currently covered by such insurance. The insurance policy must contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the directors and officers as currently provided, subject to a cap on the cost of such policy equal to 150% of the last annual premium paid by PCB.

Beneficial Ownership of PCB Common Stock by Management and Principal Shareholders of PCB
The following table shows as of  [·], 2019, the shares of PCB common stock beneficially owned by PCB’s directors, executive officers and owners of more than 5% of the issued and outstanding shares of PCB common stock. Unless otherwise indicated, each director, executive officer or 5% shareholder has sole voting power (or shares such power with his or her spouse or child) with respect to the shares set forth in the following table. The source of information provided in the table is PCB’s shareholders records and inquiries to its directors and officers.
Directors, Executive Officers and 5% Shareholders	Amount and Nature of Beneficial Ownership of Common Stock(1)	Ownership as % of Common Stock Outstanding(2)
Mary Kay Bourbulas(3)	13,200(3)	*
David A. Braaten(4)	105,844(4)	4.5%
Dean W. Fitting(5)	180,746(5)	7.7%
Thomas E. Johnson(6)	71,772(6)	3.0%
James Kacmarcik(7)	60,000(7)	2.5%
Jennifer La Macchia(8)	127,832(8)	5.4%
Michael E. Leske(9)	31,186(9)	1.3%
Suzanne M. Loken(10)	21,243(10)	*
George Roberts	45,998	2.0%
Roger H. Schroeder(11)	15,562(11)	*
Paul T. Schueller	68,113	2.9%
Jon R. Schumacher	72,933	3.1%
Bruce J. Stevens	57,192	2.4%
All Directors and Executive Officers as a Group (13 person)	871,621	37.0%
5% Shareholders
Chandra and Ramesh Kapur(12) 714 South Hills Drive Plymouth, WI 53073	151,113(12)	6.4%
Nancy Ann Morfey 395 Sheffield Drive Brookfield, WI 53005	131,389	5.6%
Sword Financial Corporation 326 East Lake Street Horicon, WI 53032	121,349	5.1%

*
Denotes less than 1%.

(1)
In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner for purposes of this table, of any shares of PCB common stock if he or she has or shares voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from [•], 2019. As used herein, “voting power” is the power to vote or direct the voting of shares, and “investment power” is the power to dispose or direct the disposition of shares. The nature of beneficial ownership for shares shown in this column, unless otherwise noted, represents sole voting and investment power.

(2)
Reflects 2,358,602 shares outstanding as of  [•], 2019.

(3)
Ms. Bourbulas’ shares are held in an Indivdual Retirement Account (“IRA”) for which she is the account holder and has sole voting and investment power.

(4)
Includes 46,423 shares held in the David and Ann Braaten Living Trust for which Mr. Braaten is the grantor and has joint voting and investment power with his spouse. Also includes 18,314 shares held in the David A Braaten IRA for which Mr. Braaten is the account holder and has sole voting and investment power. Also includes 1,543 shares for which Mr. Braaten serves as custodian for his minor child, and for which Mr. Braaten has sole voting and investment power. Also includes 5,084 shares of unvested Restricted Stock that will fully vest at the Effective Time.
(5)
Includes 18,390 shares held in the Dean W. Fitting IRA, for which Mr. Fitting has sole voting and investment power.

(6)
Includes 6,079 shares held in the Thomas E. Johnson IRA, for which Mr. Johnson has sole voting and investment power. Also includes 2,200 shares held by J5 Enterprise LLC, a limited liability company owned by Mr. Johnson, for which Mr. Johnson has sole voting and investment power.

(7)
Includes 25,000 shares held in the James Kacmarcik Family Trust for which Mr. Kacmarcik is the grantor and has sole voting and investment power.

(8)
All shares held by Ms. La Macchia’s mother, Sharon La Macchia, for which Ms. La Macchia has been given a power of attorney to vote such shares.

(9)
Mr. Leske’s shares are held in the Michael E. Leske and Janet B. Leske Revocable Trust, for which Mr. Leske has joint voting and investment power with his spouse.

(10)
Includes 4,800 shares held in the Suzanne Loken IRA, for which Ms. Loken has sole voting and investment power, and 2,541 shares of unvested Restricted Stock that will fully vest at the Effective Time.

(11)
All shares held in the Roger H. Schroeder & Shirley Schroeder Revocable Trust for which Mr. Schroeder is the trustee and has sole voting and investment power.

(12)
Includes 8,000 shares held in the Chandra Kapur IRA, for which Ms. Kapur has sole voting and investment power, and 73,604 shares held in various business entities owned by Mr. Kapur, for which Mr. Kapur has sole voting and investment power.

Regulatory Approvals Required for the Merger
Completion of the merger is subject to prior receipt of all approvals required to be obtained from applicable governmental and regulatory authorities. Subject to the terms and conditions of the merger agreement, PCB and BFC have agreed to use their reasonable best efforts and cooperate to prepare and file, as promptly as possible, all necessary documentation and to obtain as promptly as practicable all regulatory approvals or waivers required or advisable to complete the transactions contemplated by the merger agreement. These approvals and waivers include, among others, a waiver from the Federal Reserve Board and an approval from the OCC and the WDFI. BFC and/or PCB have filed applications, waiver requests and notifications to obtain the required regulatory approvals or waivers.
Federal Reserve Board
The merger of PCB with BFC must be approved by the Federal Reserve Board under Section 3 of the Bank Holding Company Act of 1956, or the BHC Act, and its implementing regulations, unless the Federal Reserve Board waives the application requirements of the BHC Act. In considering the approval of a transaction such as the merger, the BHC Act and related laws require the Federal Reserve Board to review, with respect to the parent holding companies and the bank concerned: (1) the competitive impact of the transaction; (2) financial, managerial and other supervisory considerations, including capital positions and managerial resources of the subject entities; (3) the record of the insured depository institution subsidiaries of the bank holding companies under the CRA and fair lending laws; (4) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system; and (5) additional public benefits of the proposal, such as the benefits to the customers of the subject entities. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate. BFC filed a written request that the Federal Reserve Board waive the application requirements of the BHC Act with regard to its acquisition of PCB, and received the waiver from the Federal Reserve Board on March 8, 2019.

Office of the Comptroller of the Currency
The merger of Partnership Bank with and into Bank First must be approved by the OCC under the National Bank Consolidation and Merger Act, 12 U.S.C. 215, 215a, commonly known as the Bank Merger Act. In evaluating an application filed under the Bank Merger Act, the OCC generally considers: (1) the competitive impact of the transaction; (2) financial and managerial resources of the banks who are parties to the bank merger or merger; (3) the convenience and needs of the community to be served and the record of the banks under the CRA; (4) the banks’ effectiveness in combating money-laundering activities; and (5) the extent to which the bank merger or merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The OCC may modify, suspend or rescind its approval if a material change in the information on which the OCC relied occurs prior to completion of the merger. An application for approval of the bank merger was filed with the OCC, and BFC received the approval from the OCC on March 27, 2019.
WDFI
In addition to the required approvals of the Federal Reserve Board and OCC discussed above, the merger also requires the approval of the WDFI. BFC filed an application with the WDFI on February 15, 2019 pursuant to Section 221.0901 of Wisconsin banking law. In evaluating the application, the WDFI must consider various aspects of the proposed transaction and the parties thereto, including, among others, the financial and managerial resources and future prospects of the institutions involved, the best interests of their shareholders and customers, safety and soundness considerations, and the CRA compliance status of each bank. The relevant statutes prohibit the WDFI from approving the transaction if, following consummation, the combined institution would control more than 30 percent of the deposits in the state.
In connection with or as a result of the merger, BFC or PCB may be required, pursuant to other laws and regulations, either to notify or obtain the consent of other regulatory authorities and organizations to which such companies or subsidiaries of either or both of them may be subject. The BFC common stock to be issued in exchange for PCB common stock in the merger will be registered with the SEC and will be issued pursuant to available exemptions from registration under state securities laws.
BFC and PCB believe that the merger does not raise substantial antitrust or other significant regulatory concerns. However, neither BFC nor PCB can assure you that no litigation will be filed challenging such approvals. The parties have agreed that BFC will not be required, and PCB and its subsidiaries will not be permitted, to take any action or commit to take any action or agree to any condition or restrictions in connection with the regulatory approvals that, individually or in the aggregate, would have or would be reasonably likely to have a material adverse effect on BFC and its subsidiaries or PCB and its subsidiaries as of and following the completion of the merger.
The parties’ obligation to complete the merger is conditioned upon the receipt of all required regulatory approvals. BFC and PCB will use their respective commercially reasonable efforts to resolve any objections that may be asserted by any regulatory authority with respect to the merger agreement or the merger or the other transactions contemplated by the merger agreement.
Neither BFC nor PCB is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Material U.S. Federal Income Tax Consequences
The following is a general discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of PCB common stock that exchange their shares of PCB common stock for shares of BFC common stock, cash, or a combination thereof in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax, nor does it address any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto). This discussion is based upon the Internal Revenue Code of

1986, as amended (the “Code”), the Treasury Regulations promulgated under the Code, and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus, and all of which are subject to change, potentially retroactively, which could affect the accuracy of the statements and conclusions set forth in this discussion.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of PCB common stock that is for U.S. federal income tax purposes: (a) an individual citizen or resident of the United States; (b) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia; (c) a trust if  (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) such trust was in existence on August 20, 1996, and has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes; or (d) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds PCB common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership. Partnerships holding PCB common stock and partners in such partnerships should consult their tax advisors on the tax consequences of the merger in their particular circumstances.
This discussion addresses only those U.S. holders of PCB common stock that hold their shares of PCB common stock as a “capital asset” within the meaning of Section 1221 of the Code. Importantly, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder in light of that U.S. holder’s individual circumstances or to a U.S. holder that is subject to special treatment under the U.S. federal income tax laws, including, without limitation, a U.S. holder that is:
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a bank or other financial institution;

•
a tax-exempt organization;

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a regulated investment company;

•
a real estate investment trust;

•
an S corporation, partnership or other pass-through entity (or an investor in an S corporation, partnership or other pass-through entity);

•
a retirement plan, individual retirement account or other tax-deferred account;

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an insurance company;

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a mutual fund;

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a dealer or broker in stocks and securities, or currencies;

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a trader in securities that elects to use the mark-to-market method of accounting;

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a holder of PCB common stock subject to the alternative minimum tax provisions of the Code;

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a holder of PCB common stock that received PCB common stock through the exercise of an employee stock option, through a tax-qualified retirement plan or otherwise as compensation;

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a holder of PCB common stock that has a functional currency other than the U.S. dollar;

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a holder of PCB common stock that holds PCB common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

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a person that is not a U.S. holder; or

•
a U.S. expatriate or former citizen or resident of the United States.

Determining the actual tax consequences of the merger to a U.S. holder is complex and can depend, in part, on the U.S. holder’s specific situation. Each U.S. holder should consult its own independent tax advisor as to the tax consequences of the merger in its particular circumstance, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.
Tax Consequences of the Merger Generally
In connection with the filing with the SEC of the registration statement of which this proxy statement/prospectus forms a part, Alston & Bird LLP has rendered its tax opinion to BFC and Godfrey & Kahn, S.C. has rendered its tax opinion to PCB that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. A copy of each of these tax opinions will be attached as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement of which this proxy statement/prospectus forms a part. In addition, the obligations of the parties to complete the merger is conditioned on, among other things, the receipt by BFC and PCB of opinions from Alston & Bird LLP and Godfrey & Kahn, S.C., respectively, dated the closing date of the merger, to the effect that for U.S. federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The conditions relating to receipt of such closing opinions may be waived by both BFC and PCB. Neither BFC nor PCB currently intends to waive the conditions related to the receipt of the closing opinions. If receipt of the closing opinions were to be waived, the vote of the holders of PCB stock to approve the merger would be resolicited.
The opinions of Alston & Bird LLP and Godfrey & Kahn S.C. are and will be subject to customary qualifications and assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger strictly in accordance with the merger agreement and the registration statement of which this proxy statement/prospectus forms a part. In rendering their legal opinions, Alston & Bird LLP and Godfrey & Kahn S.C. have relied and will rely upon representations and covenants, including those contained in certificates of officers of BFC and PCB, reasonably satisfactory in form and substance to each such counsel, and will assume that such representations are true, correct and complete in all respects without regard to any knowledge limitation, and that such covenants will be complied with in all respects. If any of these assumptions or representations are inaccurate in any way, or any of the covenants are not complied with, these opinions could be adversely affected. The opinions represent each counsel’s best legal judgment, but have no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the IRS or a court considering the issues. In addition, neither PCB nor BFC has requested nor does either of them intend to request a ruling from the IRS as to the U.S. federal income tax consequences of the merger. Accordingly, there can be no assurances that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinions.
The discussion below assumes that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.
The U.S. federal income tax consequences of the merger to a U.S. holder of PCB common stock will depend on whether the U.S. holder receives cash, shares of BFC common stock or a combination of cash and shares of BFC common stock in exchange for the U.S. holder’s PCB common stock in the merger. At the time a U.S. holder makes a cash or stock election pursuant to the terms of the merger agreement, the U.S. holder will not know whether, and to what extent, the proration provisions of the merger agreement will alter the mix of consideration the U.S. holder will receive in the merger. As a result, the tax consequences to such U.S. holder will not be ascertainable with certainty until the U.S. holder knows the precise amount of cash and shares of BFC common stock that the U.S. holder will receive in the merger.
U.S. Holders that Exchange PCB Common Stock Solely for BFC Common Stock
Subject to the discussion below relating to the receipt of cash in lieu of a fractional share, a U.S. holder that exchanges all of its PCB common stock solely for shares of BFC common stock generally:
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will not recognize any gain or loss upon the exchange of shares of PCB common stock for shares of BFC common stock in the merger;

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will have a tax basis in the BFC common stock received in the merger (including any fractional share deemed received and redeemed for cash as described below) equal to the tax basis of the PCB common stock surrendered in exchange therefor; and

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will have a holding period for shares of BFC common stock received in the merger that includes its holding period for its shares of PCB common stock surrendered in exchange therefor.

U.S. Holders that Exchange PCB Common Stock Solely for Cash
A U.S. holder that exchanges all of its PCB common stock solely for cash will generally recognize gain or loss measured by the difference between the amount of cash received in the merger and the U.S. holder’s tax basis in the shares of PCB common stock surrendered in exchange therefor. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for such shares of PCB common stock exceeds one year. Long-term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.
US. Holders that Exchange PCB Common Stock for a Combination of BFC Common Stock and Cash
Subject to the discussion below relating to the receipt of cash in lieu of a fractional share, a U.S. holder that exchanges its PCB common stock for a combination of shares of BFC common stock and cash generally:
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will recognize gain (but not loss) equal to the lesser of  (i) the excess, if any, of the amount of cash plus the fair market value of any BFC common stock received in the merger over the U.S. holder’s tax basis in the shares of PCB common stock surrendered in exchange therefor and (ii) the amount of cash received by the U.S. holder in the merger (other than cash received in lieu of a fractional share);

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will have a tax basis in the BFC common stock received equal to the tax basis of the PCB common stock surrendered in exchange therefor, increased by the amount of taxable gain, if any, recognized by the U.S. holder in the merger (other than with respect to cash received in lieu of a fractional share), and decreased by the amount of cash received by the U.S. holder in the merger (other than cash received in lieu of a fractional share); and

•
will have a holding period for shares of BFC common stock received in the merger that includes its holding period for its shares of PCB common stock surrendered in exchange therefor.

Such gain will generally be capital gain and will be long-term capital gain if, as of the effective date of the merger, the holding period for such shares of PCB common stock exceeds one year. Long-term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates.
In the case of any U.S. holder that acquired different blocks of PCB common stock at different times and at different prices, any realized gain or loss will be determined separately for each identifiable block of shares exchanged in the merger. Such U.S. holder should consult the U.S. holder’s independent tax advisor regarding the manner in which gain or loss should be determined for each identifiable block of PCB shares.
Potential Recharacterization of Gain as a Dividend
Any gain recognized by a U.S. holder of PCB common stock in connection with the merger generally will be capital gain unless such holder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will generally be treated as a dividend to the extent of such holder’s ratable share of PCB’s accumulated earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether your receipt of cash has the effect of a distribution of a dividend, you will be treated as if you first exchanged all of your PCB common stock solely in exchange for BFC common stock and then BFC immediately redeemed a portion of that stock for the cash that you actually received in the merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a dividend to you if such receipt is “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a

“meaningful reduction” in your deemed percentage stock ownership of BFC following the merger. The determination generally requires a comparison of the percentage of the outstanding stock of BFC that you are considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of BFC that you own immediately after the deemed redemption. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment.
For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock the shareholder actually owns and the stock the shareholder constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary, and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if, as of the effective date of the merger, a U.S. holder’s holding period for its PCB common stock exceeds one year. If, after applying these tests, the deemed redemption results in the gain recognized being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income. Any gain treated as qualified dividend income will be taxable to a non-corporate U.S. holder at the long-term capital gains rate, provided the U.S. holder held the shares giving rise to such income for more than 60 days during the 121-day period beginning 60 days before the effective time of the merger. The determination as to whether a U.S. holder will recognize a capital gain or dividend income as a result of the exchange of its PCB common stock for a combination of BFC common stock and cash in the merger is complex and is determined on a shareholder-by-shareholder basis. Accordingly, we urge you to consult your own tax advisor with respect to any such determination that is applicable to your individual situation.
Cash In Lieu of a Fractional Share
If a U.S. holder receives cash in lieu of a fractional share of BFC common stock, the U.S. holder will be treated as having received a fractional share of BFC common stock in the merger and then as having exchanged the fractional share of BFC common stock for cash in a redemption by BFC. As a result, the U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the portion of the U.S. holder’s aggregate tax basis allocable to the fractional share of BFC common stock. This gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period with respect to the fractional share exceeds one year. Long-term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Dissenters
Upon its exercise of dissenters’ rights, a U.S. holder of PCB common stock will exchange all of its PCB common stock for cash. Such a dissenting U.S. holder will generally be treated similarly to U.S. holders that receive solely cash in exchange for their PCB common stock in the merger, as set forth above under “U.S. Holders That Exchange PCB Common Stock Solely for Cash”.
Material U.S. Federal Income Tax Consequences if the PCB Merger Fails to Qualify as a Reorganization
If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder of PCB common stock generally will recognize gain or loss equal to the difference between (a) the sum of the fair market value of the shares of BFC common stock received by such U.S. holder in the merger and the amount of any cash received by such U.S. holder in the merger and (b) its adjusted tax basis in the shares of PCB common stock surrendered in exchange therefor.
Net Investment Income Tax
A holder of PCB common stock that is an individual is generally subject to a 3.8% tax on the lesser of: (1) his or her “net investment income” for the relevant taxable year, or (2) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). Estates and trusts are subject to similar rules. Net investment income generally would include any gain recognized in connection with the merger (including any gain treated as a dividend), as well as, among other items, other interest, dividends, capital gains and rental or royalty income received by such individual. Holders of PCB common stock should consult their tax advisors as to the application of this additional tax to their circumstances.
Backup Withholding
Backup withholding at the applicable rate (currently 24%) may apply with respect to certain cash payments to holders of PCB common stock unless the holder:
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furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding on IRS Form W-9 or successor form included in the letter of transmittal that the U.S. holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or

•
provides proof that it is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the U.S. holder timely furnishes the required information to the IRS.
Certain Reporting Requirements
If a U.S. holder that receives BFC common stock in the merger is considered a “significant holder,” such U.S. holder will generally be required (a) to file a statement with its U.S. federal income tax return providing certain facts pertinent to the merger, including such U.S. holder’s tax basis in, and the fair market value of, the PCB common stock surrendered by such U.S. holder, and (b) to retain permanent records of these facts relating to the merger. A “significant holder” is any PCB shareholder that, immediately before the merger, (y) owned at least 1% (by vote or value) of the total outstanding stock of PCB or (z) owned PCB securities with a tax basis of  $1.0 million or more.
This discussion of material U.S. federal income tax consequences does not purport to be a complete analysis or discussion of all the potential tax consequences of the merger. It is for general information purposes only and is not tax advice. Holders of PCB common stock are urged to consult their own independent tax advisors as to the U.S. federal income tax consequences, in light of their particular situations, of the merger (or exercise of dissenters’ rights), as well as the applicability of any other U.S. federal tax laws and any state, local, and foreign tax laws.
Accounting Treatment
The merger will be accounted for under the acquisition method of accounting for business combinations under GAAP. Under this method, PCB’s assets and liabilities as of the date of the merger will be recorded at their respective fair values. Any difference between the purchase price for PCB and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with ASC Topic 805, “Business Combinations,” the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by BFC in connection with the merger will be amortized to expense in accordance with such rules. The consolidated financial statements of BFC issued after the merger will reflect the results attributable to the acquired operations of PCB beginning on the date of completion of the merger.
Dissenters’ Rights
The following discussion is not a complete description of the law relating to dissenters’ rights available to holders and beneficial holders of PCB and BFC common stock under Wisconsin law. This description is qualified in its entirety by the full text of the relevant provisions of the WBCL, which are reprinted in their entirety as Annex C to this proxy statement-prospectus. If you desire to exercise dissenters’ rights, you should review carefully the WBCL and consult a legal advisor before electing or attempting to exercise these rights.

General
Pursuant to the provisions of sections 180.1301 to 180.1331 of the WBCL, holders and beneficial holders of PCB common stock have the right to dissent from the merger and to receive the fair value of their shares in cash. Holders and beneficial holders of PCB common stock who fulfill the requirements of the WBCL summarized below and set forth in Annex C will be entitled to assert dissenters’ rights in connection with the merger. Shareholders or beneficial shareholders considering initiation of a dissenters’ proceeding should review this section and should also review Annex C in its entirety. A dissenters’ proceeding may involve litigation.
Preliminary Procedural Steps
Pursuant to the provisions of the WBCL, if the merger is consummated, in order to exercise dissenter’s rights you must have:
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given to PCB, prior to the vote at the special meeting with respect to the approval of the merger, written notice of your intent to demand payment for your shares of common stock (hereinafter referred to as “shares”);

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not voted in favor of the merger; and

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complied with the other statutory requirements summarized below.

If you have perfected your dissenters’ rights and the merger is consummated, you will receive the fair value of your shares as of the effective date of the merger. A shareholder or beneficial shareholder who fails to deliver written notice of his, her or its intent to demand payment for his, her or its shares if the merger is consummated in accordance with the requirements of the WBCL is not entitled to payment for his, her or its shares pursuant to the provisions of the WBCL and will only be entitled to receive the merger consideration as provided in the merger agreement.
Brokers or others who hold shares in their name that are beneficially owned by others may assert dissenters rights as to fewer than all of the shares registered in your name only if they dissent with respect to all shares beneficially owned by any one person and notify PCB in writing of the name and address of each person on whose behalf they are asserting dissenters’ rights. The rights of a shareholder who asserts dissenters’ rights as to fewer than all of the shares registered in his, her or its name are determined as if the shares as to which that holder dissents and that holder’s other shares were registered in the names of different shareholders. A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if the beneficial shareholder submits a written consent to PCB to the dissent not later than the time that the beneficial shareholder asserts dissenters’ rights, and the beneficial shareholder submits the consent with respect to all shares of which he, she or it is the beneficial shareholder.
Written Dissent Demand
Voting against the merger will not independently satisfy the written demand requirement. In addition to not voting in favor of the merger, if you wish to preserve the right to dissent and seek appraisal, you must give a separate written notice of your intent to demand payment for your shares if the merger is effected. Any written notice of intent to dissent to the merger, satisfying the requirements discussed above, should be addressed to Partnership Community Bancshares, Inc., W61 N529 Washington Avenue, Cedarburg, WI 53012, Attn: David Braaten. The written notice must be delivered to PCB prior to the special meeting.
Dissenters’ Notice
If the shareholders of PCB approve the merger at the special meeting, PCB (or BFC as its successor) must deliver a written dissenters’ notice (the “Dissenters’ Notice”) to all PCB shareholders who satisfy the foregoing requirements. The Dissenters’ Notice must be sent no later than ten days after the date that the merger is approved by PCB’s shareholders and must:
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state where dissenting shareholders should send the demand for payment and where and when dissenting shareholders should deposit certificates for the shares;

•
inform holders of uncertificated shares as to what extent transfer of these shares will be restricted after the demand for payment is received;

•
include a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the merger and requires the shareholder or beneficial shareholder asserting dissenters’ rights to certify whether he, she or it acquired beneficial ownership of the shares prior to that date;

•
set a date by which PCB (or BFC as its successor) must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters’ Notice is delivered); and

•
be accompanied by a copy of sections 180.1301 to 180.1331 of the WBCL.

A shareholder or beneficial shareholder who receives the Dissenters’ Notice or a beneficial shareholder whose shares are held by a nominee who is sent a Dissenters’ Notice must demand payment and certify as to his or her ownership of the shares in accordance with the Dissenters’ Notice. A shareholder or beneficial shareholder who holds certificated shares must also deposit his, her or its share certificates with PCB (or BFC as its successor) in accordance with the terms of the Dissenters’ Notice.
A dissenting shareholder or beneficial shareholder who demands payment and deposits his, her or its share certificate in accordance with the terms of the Dissenters’ Notice will retain all of the rights of a shareholder or beneficial shareholder, respectively, until those rights are canceled or modified by the consummation of the merger. PCB may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the merger is effected or the restrictions released, in the event that it does not consummate the merger.
A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set forth in the Dissenters’ Notice is not entitled to payment for his, her or its shares under sections 180.1301 to 180.1331 of the WBCL. A shareholder or beneficial shareholder with certificated shares who does not deposit his, her or its share certificates where required and by the date set forth in the Dissenters’ Notice is not entitled to payment for his, her or its shares under sections 180.1301 to 180.1331 of the WBCL. PCB (or BFC as its successor) may elect to withhold payment from a dissenter and instead make an offer of payment if that dissenter was not the beneficial owner of his, her or its shares prior to the date specified in the Dissenters’ Notice as the date on which the first announcement of the merger was made to the news media or to PCB’s shareholders.
Payment
Except as described below, PCB (or BFC as its successor) must, as soon as the merger is effected or upon receipt of a payment demand, whichever is later, pay each shareholder who has complied with the payment demand and deposit requirements described above the amount PCB (or BFC as its successor) estimates to be the fair value of the shares, plus accrued interest. The offer of payment must be accompanied by:
•
recent financial statements of PCB;

•
a statement of the estimate of the fair value of the shares;

•
an explanation of how the interest was calculated;

•
a statement of the dissenter’s right to demand payment under section 180.1328 of the WBCL if the dissenter is dissatisfied with the payment; and

•
a copy of sections 180.1301 to 180.1331 of the WBCL

If the merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, PCB must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. PCB (or BFC as its successor) must send a new Dissenters’ Notice if the merger is consummated after the return of certificates and any dissenting shareholders must repeat the payment demand procedure described above.

Section 180.1328 of the WBCL provides that a dissenter may notify PCB (or BFC as its successor) in writing of his, her or its own estimate of the fair value of such holder’s shares and the interest due, and may demand payment of such holder’s estimate, less any payment received from PCB (or BFC as its successor), if:
•
he or she believes that the amount paid or offered by PCB (or BFC as its successor) is less than the fair value of his or her shares or that PCB (or BFC as its successor) has calculated incorrectly the interest due;

•
PCB (or BFC as its successor) fails to make payment within 60 days after the date set in the Dissenters’ Notice for demanding payment; or

•
PCB, having failed to consummate the merger, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment in the Dissenters’ Notice.

A dissenting shareholder waives his, her or its right to demand payment of his, her or its own estimate of fair value and interest under sections 180.1328 unless such dissenting shareholder provides PCB (or BFC as its successor) with notice of his, her or its demand, in conformance with the notice requirements of section 180.0141 of the WBCL, within 30 days after PCB’s (or BFC as its successor) making or offering of payment for the dissenting shareholder’s shares.
Litigation
If a demand for payment under section 180.1328 of the WBCL remains unsettled, PCB (or BFC as its successor) must commence a nonjury equity valuation proceeding in the Circuit Court of Ozaukee County, Wisconsin (in the case of PCB) or Manitowoc County, Wisconsin (in the case of BFC), within 60 days after having received the payment demand under section 180.1328 of the WBCL and must petition the court to determine the fair value of the shares and accrued interest. If PCB (or BFC as its successor) does not commence the proceeding within those 60 days, the WBCL requires PCB (or BFC as its successor) to pay each dissenting shareholder whose demand remains unsettled the amount demanded. PCB (or BFC as its successor) is required to make all dissenting shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each of them.
The jurisdiction of the court in which the proceeding is brought is plenary and exclusive. The court may appoint one or more appraisers to receive evidence and to recommend a decision on fair value. An appraiser has the powers delegated to such appraiser in the court order appointing him or her or in any amendment to the order. Dissenters are entitled to the same discovery rights as parties in other civil proceedings.
Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of such holder’s shares, plus interest, exceeds the amount paid or offered, as applicable, by PCB (or BFC as its successor).
The court in an appraisal proceeding commenced under the foregoing provision must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against PCB (or BFC as its successor), except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 180.1328 of the WBCL. The court also may assess the fees and expenses of attorneys and experts for the respective parties against PCB (or BFC as its successor) if the court finds PCB (or BFC as its successor) did not substantially comply with the requirements of the WBCL, or against either PCB (or BFC as its successor) or a dissenting shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by the WBCL.
If the court finds that the services of attorneys or experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award those attorneys’ reasonable fees out of the amounts awarded the dissenters who were benefited.

This is a summary of the material rights of a dissenting shareholder and is qualified in its entirety by reference to the applicable portions of the WBCL, which are included as Annex C to this proxy statement-prospectus. If you intend to dissent from approval of the merger, you should review carefully the text of Annex C and should also consult with your attorney. We will not give you any further notice of the events giving rise to dissenters’ rights or any steps associated with perfecting dissenters’ rights, except as indicated above or otherwise required by law.
We have not made any provision to grant you access to any of the corporate files of BFC or PCB, except as may be required by the WBCL, or to obtain legal counsel or appraisal services at the expense of PCB (or BFC as its successor).
Any dissenting shareholder who perfects his, her or its right to be paid the “fair value” of his, her or its shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See “— Material U.S. Federal Income Tax Consequences” at page 75.
You must do all of the things described in this section and as set forth in the WBCL in order to preserve your dissenters’ rights and to receive the fair value of your shares in cash (as determined in accordance with those provisions). If you do not follow each of the steps as described above, you will have no right to receive cash for your shares as provided in the WBCL and you will only be entitled to receive the merger consideration as provided in the merger agreement. In view of the complexity of these provisions of Wisconsin law, shareholders of PCB who are considering exercising their dissenters’ rights should consult their legal advisors.
Certain U.S. Federal Income Tax Consequences
See “— Material U.S. Federal Income Tax Consequences — Dissenters” beginning on page 80 for a discussion on how the material federal income tax consequences of the merger will change if you elect to exercise dissenters’ rights in the merger.
The above description is a summary of the material provisions of Subchapter XIII of the WBCL. For complete information, you should review the text of those sections, which appear as Annex C to this proxy statement/prospectus.
Exchange of Shares in the Merger
The conversion of PCB common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. After completion of the merger, the exchange agent will exchange certificates representing shares of PCB common stock for the merger consideration to be received pursuant to the terms of the merger agreement. For more information regarding the procedures for exchanging your shares of PCB common stock for the merger consideration, including election and allocation procedures, see “The Merger Agreement — Procedures for Converting Shares of PCB Common Stock into Merger Consideration” below.
Listing of BFC Common Stock
BFC has agreed to use its commercially reasonable efforts to cause the shares of BFC common stock issuable in connection with the merger be approved for listing on the Nasdaq Capital Market, subject to official notice of issuance, prior to the effective time of the merger.

THE MERGER AGREEMENT
The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.
Structure of the Merger
The boards of directors of BFC and PCB have each unanimously approved the merger agreement, which provides for the merger of PCB with and into BFC, with BFC as the surviving company in the merger.
The merger agreement also provides that immediately after the effective time of the merger but in effect simultaneously on the date the merger closes, Partnership Bank, which is a Wisconsin state-chartered bank and a direct wholly-owned subsidiary of PCB, will merge with and into Bank First, a national banking association and a direct wholly-owned subsidiary of BFC, with Bank First as the surviving bank of such merger. The terms and conditions of the merger of Bank First and Partnership Bank are set forth in a separate merger agreement and plan of merger, referred to as the bank merger agreement, the form of which is attached as Exhibit B to the merger agreement. As provided in the bank merger agreement, the merger of Bank First and Partnership Bank may be abandoned at the election of Bank First at any time, whether before or after filings are made for regulatory approval of such merger. We refer to the merger of Bank First and Partnership Bank as the bank merger.
The merger agreement allows BFC to change the structure of the merger at any time and without the approval of PCB if and to the extent that BFC reasonably deems such a change to be necessary; provided, however, that no such change shall (i) alter or change the amount or kind of merger consideration to be provided under the merger agreement, (ii) reasonably be expected to materially impede or delay consummation of the merger, (iii) adversely affect the federal income tax treatment of PCB shareholders in connection with the merger, or (iv) require submission to or the approval of PCB shareholders after the merger proposal has already been approved by PCB’s shareholders.
Closing and Effective Time of the Merger
The closing will take place immediately prior to the effective time of the merger. The effective time of the merger will be the later of  (i) the date and time of filing of the articles of merger with the WDFI by BFC or (ii) the date and time when the merger becomes effective as set forth in such articles of merger, which will be the Friday before the earliest practicable conversion date, or such other date and time as the parties may mutually agree.
We currently expect that the merger will be completed in the third quarter of 2019, subject to obtaining the requisite approvals from the shareholders of PCB, the receipt of all necessary regulatory approvals and the expiration of all regulatory waiting periods and other conditions. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. No assurance is made as to whether, or when, BFC and PCB will obtain the required approvals or complete the merger. See “The Merger Agreement — Conditions to Completion of the Merger.”
Organizational Documents of the Surviving Company
At the effective time of the merger, BFC Articles and BFC Bylaws in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of the surviving company until thereafter amended in accordance with their respective terms and applicable laws.
Board Composition and Management of Surviving Company
Each of the officers and directors of BFC immediately prior to the effective time of the merger will be the officers and directors of the surviving company from and after the effective time of the merger, until their respective successors have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with BFC Articles and BFC Bylaws.

Merger Consideration
Under the terms of the merger agreement, each outstanding share of PCB common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive, at the election of each PCB shareholder, either (i) $17.3832 in cash, or (ii) 0.35047 of a share of BFC’s common stock. The election of stock consideration or cash consideration will be subject to proration such that 65% of the issued and outstanding shares of PCB common stock will be exchanged for BFC common stock and 35% will be exchanged for cash, where the aggregate stock consideration will be 537,298 shares of BFC common stock and the aggregate cash consideration will be $14,350,000. The exchange agent will apply the merger consideration allocation described below, in “— Merger Consideration Allocation,” to each PCB shareholder’s elections in order to preserve that mix of merger consideration.
BFC will not issue any fractional shares of BFC common stock in the merger. PCB shareholders who would otherwise be entitled to a fractional share of BFC common stock upon the completion of the merger will instead receive an amount in cash (without interest and rounded to the nearest whole cent) determined by multiplying the (i) fractional share interest in BFC common stock, rounded to the nearest one hundredth of a share, to which such holder would otherwise be entitled by (ii) $49.60.
If BFC or PCB changes the number of shares of BFC common stock or PCB common stock outstanding prior to the effective time of the merger as a result of a stock split, reverse stock split, stock combination, stock dividend, recapitalization, reclassification, reorganization or similar transaction with respect to BFC common stock or PCB common stock and the record date for such corporate action is prior to the effective time of the merger, then the merger consideration shall be appropriately and proportionately adjusted to give PCB shareholders the same economic effect as contemplated by the merger agreement prior to any such event.
PCB may terminate the merger agreement if the average closing price of BFC common stock over a specified period prior to completion of the merger decreases below certain specified thresholds, and BFC’s common stock underperforms the NASDAQ Bank Index by a comparable threshold, unless BFC elects to increase the merger consideration through an adjustment to the merger consideration, as discussed in further detail on page 100.
The value of the shares of BFC common stock to be issued to PCB shareholders in the merger will fluctuate between now and the closing date of the merger. We make no assurances as to whether or when the merger will be completed, and you are advised to obtain current sale prices for BFC common stock.
Procedures for Converting Shares of PCB Common Stock into Merger Consideration
Exchange Agent
BFC has designated EQ Shareowner Services to act as the exchange agent in connection with the merger. The exchange agent shall also act as the agent for PCB shareholders for the purpose of receiving their PCB stock certificates and shall obtain no rights or interests in the shares represented thereby. Prior to the effective time of the merger, BFC will deposit, or cause to be deposited, with the exchange agent the aggregate merger consideration and, to the extent then determinable, any cash payable in lieu of fractional shares, necessary to satisfy the aggregate merger consideration payable.
Election Forms and Procedures
At least 20 business days prior to the later of  (1) the date of the PCB special meeting or (2) a date agreed upon by PCB and BFC that is as near as practicable to five business days prior to the expected closing date, which date we refer to as the election deadline, BFC will cause the exchange agent to send the PCB shareholders election forms, which will include the appropriate form of letter of transmittal. PCB shareholders can specify on such election form the number of their shares of PCB common stock for which they desire to receive the cash consideration, the number of shares for which they desire to receive the stock consideration or to indicate that such shareholder has no preference as to the receipt of the cash consideration or stock consideration. The election forms must be returned to the exchange agent, along with certificates representing the shares subject to such election form, or a customary affidavit of loss and indemnity agreement, by the election deadline. If you are a PCB shareholder and you do not return your election form by the election deadline or improperly complete or do not sign your election form, your shares will be considered non-election shares and you will have no control over the type of consideration you receive and you may receive only the cash consideration, only the stock consideration or a mixture of the cash consideration and stock consideration based on what is available after giving effect to the valid elections made by other shareholders pursuant to the merger consideration allocation procedures described below.
A PCB shareholder may specify different elections with respect to different shares held by him or her. For example, if the shareholder has 100 shares, the shareholder could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares.
Merger Consideration Allocation
Pursuant to the merger agreement, the total mix of cash consideration and stock consideration to be issued by BFC to holders of PCB common stock will be fixed at 65% stock and 35% cash. To achieve that mix, the total number of shares of PCB common stock to be converted into cash consideration (which, for this purpose, include the dissenting shares) shall be equal to the quotient obtained by dividing (i) $14,350,000 by (y) $17.3832, which we refer to as the cash conversion number. All other shares of PCB common stock (other than PCB cancelled shares and dissenting shares) shall be converted into stock consideration. The exchange agent will collect the election forms that are received prior to the election deadline, and determine:
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the number of shares of PCB common stock with respect to which the holder has elected to receive stock consideration, which we refer to as the stock election shares;

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the number of shares of PCB common stock with respect to which the holder has elected to receive cash consideration, which we refer to as the cash election shares, and such number of shares, as the cash election number; and

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the number of shares of PCB common stock with respect to which the holder thereof has not made an effective election by the election deadline, which we refer to as the non-election shares.

No later than five business days after the effective time of the merger, the exchange agent will allocate the merger consideration as follows:
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if the total cash election number exceeds the cash conversion number, then (A) all stock election shares and all non-election shares shall be converted into the right to receive the stock consideration, and (B) the cash election shares of each holder of PCB common stock will be converted into the right to receive the cash consideration in respect of that number of cash election shares equal to the product obtained by multiplying (x) the number of cash election shares of each holder by (y) a fraction, the numerator of which is the cash conversion number and the denominator of which is the total cash election number, with the remaining number of such holder’s cash election shares being converted into the right to receive the stock consideration.

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if the total cash election number is less than the cash conversion number (the amount by which the cash conversion number exceeds the total cash election number being referred to as the “shortfall number”), then all cash election shares shall be converted into the right to receive the cash consideration, and the stock election shares and non-election shares shall be treated in the following manner:

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if the shortfall number is less than or equal to the number of non-election shares, then all stock election shares shall be converted into the right to receive the stock consideration, and the non-election shares of each holder thereof shall convert into the right to receive the cash consideration in respect of that number of non-election shares equal to the product obtained by multiplying (x) the number of non-election shares held by such holder by (y) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares, with the remaining number of such holder’s stock election shares being converted into the right to receive the stock consideration; and

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if the shortfall number exceeds the number of non-election shares, then (A) all non-election shares shall convert into the right to receive the cash consideration and (B) all stock election shares shall convert into the right to receive the cash consideration in respect of that number of stock election shares equal to the product obtained by multiplying (x) the number of stock election shares held by such holder by (y) a fraction, the numerator of which is the amount by which the shortfall number exceeds the total number of non-election shares, and the denominator of which is the total number of stock election shares, with the remaining number of such holder’s stock election shares being converted into the right to receive the stock consideration.

Surrender of PCB Stock Certificates
The exchange agent will also send letters of transmittal to holders of PCB common stock who did not submit election forms by the election deadline no later than five business days following the closing date, along with instructions for completing the letter of transmittal and delivering to the exchange agent the completed letter of transmittal along with the stock certificates representing the shares of PCB common stock held by the shareholder.
Following the effective time of the merger, the allocation of the merger consideration and the surrender to the exchange agent of the certificate(s) representing his or her shares of PCB common stock, accompanied by a properly completed letter of transmittal, a PCB shareholder will be entitled to receive the merger consideration promptly after the effective time of the merger (including any cash in lieu of fractional shares). Until surrendered, each such certificate will represent after the effective time of the merger, for all purposes, only the right to receive the merger consideration, without interest (including any cash in lieu of fractional shares), and any dividends to which such holder is entitled pursuant to the merger agreement.
No dividends or other distributions with respect to BFC common stock after completion of the merger will be paid to the holder of any unsurrendered PCB stock certificates with respect to the shares of PCB common stock represented by those certificates until those certificates have been properly surrendered. Subject to applicable abandoned property, escheat or similar laws, following the proper surrender of any such previously unsurrendered PCB stock certificate, the holder of the certificate will be entitled to receive, without interest: (i) the amount of unpaid dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of BFC common stock represented by that certificate; and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of BFC common stock represented by that certificate with a record date after the effective time of the merger (but before the date on which the certificate is surrendered) and with a payment date subsequent to the issuance of the shares of BFC common stock issuable in exchange for that certificate.
None of BFC, the exchange agent or any other person will be liable to any former PCB shareholder for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar law.
In the event any PCB stock certificate is lost, stolen or destroyed, in order to receive the merger consideration (including cash in lieu of any fractional shares), the holder of that certificate must provide an affidavit of that fact and, if reasonably required by BFC or the exchange agent, post a bond in such amount as BFC or the exchange agent determines is reasonably necessary to indemnify it against any claim that may be made against it with respect to that certificate.
BFC and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to any PCB shareholder the amounts they are required to deduct and withhold under any applicable federal, state, local or foreign tax law. If any such amounts are withheld, these amounts will be treated for all purposes of the merger agreement as having been paid to the shareholders from whom they were withheld.
After completion of the merger, there will be no further transfers on the stock transfer books of PCB other than to settle transfers of PCB common stock that occurred prior to the effective time of the merger.

No interest will be paid or accrued on any amount payable upon cancellation of shares of PCB common stock. The shares of BFC common stock issued and cash amount paid in accordance with the merger agreement upon conversion of the shares of PCB common stock (including any cash paid in lieu of fractional shares) will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of PCB common stock.
If any portion of the merger consideration is to be delivered to a person or entity other than the holder in whose name any surrendered certificate is registered, it will be a condition of such exchange that (i) the certificate surrendered must be properly endorsed or must be otherwise in proper form for transfer and (ii) the person or entity requesting such payment pays any transfer or other similar taxes required by reason of the payment of the merger consideration to a person or entity other than the registered holder of the certificate surrendered or will establish to the satisfaction of BFC that such tax has been paid or is not required to be paid. The shares of BFC common stock may be in uncertificated book-entry form, unless a physical certificate is otherwise required by any applicable law.
Representations and Warranties
The merger agreement contains customary representations and warranties of BFC and PCB relating to their respective businesses that are made as of the date of the merger agreement and as of the closing date of the merger. The representations and warranties of each of BFC and PCB have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:
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have been qualified by information set forth in confidential disclosure schedules in connection with signing the merger agreement — the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

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will not survive consummation of the merger;

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may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

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are in some cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

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were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

The representations and warranties made by BFC and PCB to each other primarily relate to:
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corporate organization, existence, power and authority;

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capitalization;

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corporate authorization to enter into the merger agreement and to consummate the merger;

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regulatory approvals and consents required in connection with the merger and the bank merger;

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the accuracy of financial statements and effectiveness of internal controls;

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absence of material adverse effect on PCB since December 31, 2017 and BFC since October 23, 2018;

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litigation and legal proceedings;

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compliance with laws and the absence of regulatory agreements;

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fees paid to financial advisors;

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tax matters; and

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accuracy of the information supplied by each party for inclusion or incorporation by reference in this proxy statement/prospectus.

PCB has also made representations and warranties to BFC with respect to:
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material contracts;

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receipt of fairness opinion;

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employee benefit plans;

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labor and employee relations;

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environmental matters;

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investment portfolio;

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derivative transactions;

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loan portfolio;

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adequacy of allowances for loan losses;

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trust business and the administration of fiduciary accounts;

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investment management and related activities;

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repurchase agreements;

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deposit insurance;

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regulatory compliance and information security;

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transactions with affiliates;

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real and personal property matters;

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intellectual properties;

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insurance policies;

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absence of state takeover laws applicability; and

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transaction costs.

Definition of  “Material Adverse Effect”
Certain representations and warranties of BFC and PCB are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either BFC or PCB, means (i) any change, development or effect that individually or in the aggregate is, or is reasonably likely to be, material and adverse to the condition (financial or otherwise), results of operations, liquidity, assets or deposit liabilities, properties, or business of such party and its subsidiaries, taken as a whole, or (ii) any change, development or effect that individually or in the aggregate would, or would be reasonably likely to, materially impair the ability of such party to perform its obligations under the merger agreement or otherwise materially impairs, or is reasonably likely to materially impair, the ability of such party to consummate the merger and the transactions contemplated by the merger agreement. For purposes of clause (i) only, the definition of  “material adverse effect” excludes the following:
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changes in banking and similar laws of general applicability or interpretations thereof by any governmental authority;

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changes in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally;

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changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally;

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public disclosure of the transactions contemplated or actions expressly required by the merger agreement or actions or omissions that are taken with the prior written consent of the other party, or as otherwise expressly permitted or contemplated by the merger agreement;

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any failure by PCB or BFC to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there has been a material adverse effect);

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changes in the trading price or trading volume of BFC common stock; and

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the impact of this merger agreement and the transactions contemplated by the merger agreement on relationships with customers or employees, including the loss of personnel;

except, with respect to the first three bullets, if the effects of such change disproportionately affect such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.
Covenants and Agreements
Pursuant to the merger agreement, BFC and PCB have agreed to certain restrictions on their activities until the effective time of the merger. BFC has agreed that it will carry on its business consistent with prudent banking practices and in compliance in all material respects with applicable laws. PCB has agreed to carry on its business, including the business of each of its subsidiaries, in the ordinary course of business and consistent with prudent banking practice. In addition, PCB has agreed that it will use commercially reasonable efforts to:
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preserve its business organization and assets intact;

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keep available to itself and BFC the present services of the current officers and employees of PCB and its subsidiaries;

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preserve for itself and BFC the goodwill of its customers, employees, lessors and others with whom business relationships exists; and

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continue diligent collection efforts with respect to any delinquent loans and, to the extent within its control, not allow any material increase in delinquent loans.

BFC has also agreed that until the effective time of the merger, it and its subsidiaries will not take any or knowingly fail to take any action that is intended or is reasonably likely to:
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prevent, delay or impair BFC’s ability to consummate the merger or the transactions contemplated by the merger agreement;

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agree to take, commit to take, or adopt any resolution of its board of directors in support of, any of the actions prohibited by the merger agreement;

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result in the merger or the bank merger failing to qualify as a “reorganization” under Section 368(a) of the Code;

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materially impair BFC’s ability to perform any of its obligations under the merger agreement or Bank First to perform any of its obligations under the bank plan of merger; or

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agree or commit to do any of the foregoing.

PCB has also agreed that it will not, and will not permit its subsidiaries to do any of the following without the prior written consent of BFC, except as previously agreed to by the parties:
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(i) issue, sell, grant, pledge, dispose of, encumber, or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock, any rights, any new award or grant under the PCB stock plans or otherwise, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company), or enter into any agreement with respect to the foregoing, (ii) except as permitted in the merger agreement, accelerate the vesting of any existing warrants, options or other rights, or (iii) except as permitted in the merger agreement, directly or indirectly change (or establish a record date for changing), adjust, split, combine, redeem, reclassify, exchange, purchase or otherwise acquire any shares of its capital stock, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any rights issued and outstanding prior to the effective time;
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make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, except for dividends from wholly-owned subsidiaries to PCB;

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enter into or amend or renew any employment, consulting, compensatory, severance, retention or similar agreements or arrangements with any director, officer or employee of PCB or its subsidiaries, or grant any salary, wage or fee increase or increase any employee benefit or pay any incentive or bonus payments, except (i) normal increases in base salary to employees in the ordinary course of business and pursuant to policies currently in effect, provided that, such increases shall not result in an annual adjustment in base compensation (which includes base salary and any other compensation other than bonus payments) of more than 5% for any individual or 3% in the aggregate for all employees of PCB or its subsidiaries other than annual increases in base compensation and year-end bonuses previously disclosed to BFC, (ii) as specifically provided for by the merger agreement, (iii) as may be required by law, (iv) to satisfy contractual obligations, or (v) as previously disclosed to BFC;

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hire any person as an employee of PCB or any of its subsidiaries, except for at-will employees at an annual rate of salary not to exceed $80,000;

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enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable law, subject to the provision of prior written notice to and consultation with BFC, (ii) to satisfy contractual obligations existing as of the date of the merger agreement and as previously disclosed to BFC, (iii) as previously disclosed to BFC, or (iv) as may be required pursuant to the terms of the merger agreement) any PCB benefit plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of PCB or any of its subsidiaries;

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except pursuant to agreements or arrangements in effect on the date of the merger agreement and previously disclosed to BFC, pay, loan or advance any amount to (other than renewals of existing loans in accordance with the merger agreement), or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates of any of its officers or directors other than compensation or business expense advancements or reimbursements in the ordinary course of business;

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except in the ordinary course of business, sell, license, lease, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties or cancel or release any indebtedness owed to PCB or any of its subsidiaries;

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acquire or agree to acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, debt, business, deposits or properties of any other entity or person, except for purchases specifically approved by BFC;

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make any capital expenditures in amounts exceeding $50,000 individually, or $250,000 in the aggregate, provided that BFC shall grant or deny its consent to emergency repairs or replacements necessary to prevent substantial deterioration of the condition of a property within two (2) business days of its receipt of a written request from PCB;

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amend the PCB Articles or the PCB Bylaws or any equivalent documents of PCB’s subsidiaries;

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implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable laws, GAAP or applicable accounting requirements of any governmental authority, in each case, including changes in the interpretation or enforcement thereof;

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except as previously disclosed to BFC, enter into, amend, modify, terminate, extend, or waive any material provision of, any PCB material contract, lease or insurance policy, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease, license or contract, other than normal renewals of contracts, licenses and leases without material adverse changes of terms with respect to PCB or any of its subsidiaries, or enter into any contract that would constitute a PCB material contract if it were in effect on the date of the merger agreement, except for any amendments, modifications or terminations reasonably requested by BFC;

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other than settlement of foreclosure actions in the ordinary course of business, (i) enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which PCB or any of its subsidiaries is or becomes a party after the date of the merger agreement, which settlement or agreement involves payment by PCB or any of its subsidiaries of an amount which exceeds $75,000 individually or $150,000 in the aggregate and/or would impose any material restriction on the business of PCB or any of its subsidiaries or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

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(i) enter into any material new line of business, introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; (ii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable law, regulation or policies imposed by any governmental authority; (iii) make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans, its hedging practices and policies, and (iv) incur any material liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business;

•
enter into any derivative transaction;

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incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice with a term not in excess of 12 months (other than creation of deposit liabilities or sales of certificates of deposit in the ordinary course of business), or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (whether absolute, accrued, contingent or otherwise) of any other person, other than the issuance of letters of credit in the ordinary course of business and in accordance with restrictions on making or extending loans as set forth in the merger agreement;

•
unless mutually agreed upon by the parties, (i) acquire, sell or otherwise dispose of any debt security or equity investment (other than obligations of the government of the United States or agencies of the United States or state or local governments having maturities of not more than five years and which municipal obligations have been assigned a rating of A2 or better by Moody’s Investors Service or A or better by Standard and Poor’s), or any certificates of deposits issued by other banks, nor (ii) change the classification method for any of the PCB investment securities from “held to maturity” to “available for sale” or from “available for sale” to “held to maturity,” as those terms are used in ASC 320;

•
make any changes to deposit pricing other than such changes made in the ordinary course of business;

•
except for loans or extensions of credit approved and/or committed as of the date of the merger agreement and disclosed to BFC, (i) make, renew, renegotiate, increase, extend or modify any (A) unsecured loan, if the amount of such unsecured loan, together with any other outstanding unsecured loans made by PCB or any of its subsidiaries to such borrower or its affiliates, would be in excess of  $100,000, in the aggregate, (B) loan secured by other than a first lien in excess of $500,000, (C) loan in excess of the Federal Financial Institutions Examination Council’s regulatory guidelines relating to loan to value ratios, (D) loan secured by a first lien residential mortgage and with no loan policy exceptions in excess of  $750,000, (E) secured loan over

$2,000,000, (F) any loan that is not made in conformity with PCB’s ordinary course lending policies and guidelines in effect as of the date of the merger agreement, or (G) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans (without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of PCB or any of its subsidiaries (without regard to whether such other loans have been advanced or remain to be advanced) to exceed $2,000,000, (ii) sell any loan or loan pools in excess of  $1,000,000 in principal amount or sale price (other than residential mortgage loan pools sold in the ordinary course of business), or (iii) acquire any servicing rights, or sell or otherwise transfer any loan where PCB or any of its subsidiaries retains any servicing rights. Any loan in excess of the foregoing limits shall require the prior written approval of the Chief Credit Officer or Senior Lender of Bank First, which approval or rejection shall be given in writing within one (1) Business Day after the loan package is delivered to such individual;
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make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by PCB or its subsidiaries;

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except as required by applicable law, make or change any material tax election, file any material amended tax return, enter into any material closing agreement with respect to taxes, settle or compromise any material liability with respect to taxes, agree to any material adjustment of any tax attribute, file any claim for a material refund of taxes, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, provided that, for purposes of the foregoing, “material” means affecting or relating to $75,000 or more in taxes or $150,000 or more of taxable income;

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commit any act or omission which constitutes a material breach or default by PCB or any of its subsidiaries under any agreement with any governmental authority or under any PCB material contract, material lease or other material agreement or material license to which PCB or any of its subsidiaries is a party or by which any of them or their respective properties are bound or under which any of them or their respective assets, business, or operations receives benefits;

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foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental site assessment of the property in accordance with specified standards, or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any hazardous substances under conditions that indicate an existing release, a past release, or a material threat of a release of any hazardous substances into structures on the property or into the ground, ground water, or surface water of the property;

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except as otherwise expressly permitted by the merger agreement, take any action or knowingly fail to take any action not contemplated by the merger agreement that is intended or is reasonably likely to (i) prevent, delay or impair PCB’s ability to consummate the merger or the transactions contemplated by the merger agreement, or (ii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of any actions prohibited by the merger agreement;

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directly or indirectly repurchase, redeem or otherwise acquire any shares of PCB capital stock or any securities convertible into or exercisable for any shares of PCB capital stock;

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except as required by law, file any application or make any contract or commitment for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility, except for any change that may be requested by BFC;

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merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries; or

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(i) enter into any contract with respect to, or otherwise agree or commit to do, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing or (ii) take any action that is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement, except, in every case, as may be required by applicable law.

PCB has also agreed to cause to be delivered to BFC resignations of all the directors of PCB and its subsidiaries to be effective as of the effective time of the merger.
Regulatory Matters
BFC and PCB agreed to use their respective commercially reasonable efforts to cause the registration statement to be declared effective by the SEC as promptly as reasonably practicable after filing. BFC has also agreed to use its commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by the merger agreement.
BFC and PCB and their respective subsidiaries have agreed to cooperate with each other and use their reasonable best efforts to prepare and file all necessary documentation, to effect all filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and regulatory and governmental entities that are necessary to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations; provided, however, that nothing contained in the merger agreement will require BFC or any of its subsidiaries or PCB or any of its subsidiaries to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of any governmental authority that would reasonably be likely to have a material and adverse effect (measured on a scale relative to PCB) on the condition (financial or otherwise), results of operations, liquidity, assets or deposit liabilities, properties or business of BFC, PCB, the surviving entity or the surviving bank, after giving effect to the merger (a “burdensome condition”).
BFC and PCB will furnish each other and each other’s counsel with all information as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of BFC or PCB to any governmental authority in connection with the transactions contemplated by the merger agreement. Each party has the right to review and approve in advance all characterizations of the information relating to such party and any of its subsidiaries that appear in any filing with a governmental authority made in connection with the transactions contemplated by the merger agreement. In addition, BFC and PCB agreed to provide to the other party for review a copy of each filing with a governmental authority made in connection with the transactions contemplated by the merger agreement prior to its filing.
NASDAQ Listing
BFC has agreed to use its commercially reasonable efforts to cause the shares of its common stock to be issued in connection with the merger to be approved for listing on the Nasdaq Capital Market, subject to official notice of issuance, prior to the effective time of the merger.
Employee Matters
Following the effective time of the merger, for a period the earlier of (i) six (6) months, or (ii) as long as an employee of PCB is a covered employee, BFC must maintain employee benefit plans for those persons who are full-time employees of PCB and its subsidiaries on the closing date of the merger and who become full-time employees of BFC (referred to as “covered employees”) that provide employee benefits which, in the aggregate, are substantially comparable to the employee benefits and cash-based compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of BFC or its subsidiaries (except that no covered employee may participate in any closed or frozen plan of BFC or its subsidiaries). BFC shall give the covered employees credit for their prior service with PCB and its subsidiaries for purposes of eligibility and vesting under any employee benefit plan maintained by BFC in which covered employees may be eligible to participate.

With respect to any BFC health, dental, vision or other welfare plan in which any covered employee is eligible to participate, for the plan year that includes the closing, if the covered employee is eligible to participate in such plans, BFC or its applicable subsidiary must use its commercially reasonable efforts to cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to the covered employee and his or her covered dependents to the extent the condition was, or would have been, covered under the PCB benefit plan in which the covered employee participated immediately prior to the effective time of the merger.
Employees of PCB who (i) become employees of BFC or Bank First at the effective time of the merger and (ii) is terminated within six months following the effective time of the merger (other than for cause, death, disability, normal retirement or voluntarily resignation) will be entitled to receive severance compensation based on the number of years of service and position held with PCB, with a minimum of five (5) times the employee’s weekly base pay and a maximum of eighteen (18) times the employees weekly base pay paid to any such employee, typically.
Prior to the effective time of the merger, PCB will effectuate the termination or discontinuation of certain benefits plans maintained by PCB, as requested by BFC.
Indemnification and Directors’ and Officers’ Insurance
The merger agreement provides that, for a period of six years after the effective time of the merger, BFC shall indemnify and hold harmless the present and former directors and officers of PCB and its subsidiaries against all costs or expenses, judgments, fines, losses, claims, damages or other liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of actions or omissions of such persons in the course of performing their duties for PCB or its subsidiaries occurring at or before the effective time of the merger (including the transactions contemplated by the merger agreement), to the same extent as such persons have the right to be indemnified pursuant to the organizational documents of PCB in effect as of the date of the merger agreement to the extent permitted by applicable law.
For a period of six years after the effective time of the merger, BFC will provide directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of PCB or its subsidiaries with respect to claims against them arising from facts or events occurring before the effective time of the merger (including the transactions contemplated by the merger agreement). The directors’ and officers’ liability insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the indemnified person as the coverage currently provided by PCB; provided, however, that: (i) if BFC is unable to obtain or maintain the directors’ and officers’ liability insurance, then BFC will use its commercially reasonable efforts to provide as much comparable insurance as is reasonably available, and (ii) officers and directors of PCB or its subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the insurance. BFC will not be required to expend for such tail insurance a premium amount in excess of an amount equal to 150% of the annual premiums paid by PCB for director and officer insurance in effect as of the date of the merger agreement.
BFC has agreed that if it, or any of its successors and assigns, consolidates with or merges with any other corporation or entity where it is not the continuing or surviving corporation, or transfers all or substantially all of its property or assets, it will make proper provision so that the successors and assigns of BFC and its subsidiaries will assume the obligations of indemnification under the merger agreement.
No Solicitation
PCB has agreed that, from the date of the merger agreement it will not, and will cause its subsidiaries and each of their respective officers, directors and employees not to, and will not authorize or permit its investment bankers, financial advisors, attorneys, accountants, consultants, affiliates or other agents of PCB or any of its subsidiaries to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal; (ii) participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than BFC) any information or data with respect to PCB or any of its subsidiaries or otherwise relating to an acquisition proposal; (iii) release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which PCB is a party; or (iv) enter into any agreement, confidentiality agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal.
For purposes of the merger agreement, an “acquisition proposal” means (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving PCB or any of its subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, a significant portion of the assets of PCB or any of its subsidiaries; (C) any issuance, sale or other disposition of  (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of PCB or any of its subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of PCB or any of its subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.
However, at any time prior to the PCB special meeting, PCB may take any of the actions described in the first paragraph of this “— No Solicitation” section if, but only if  (i) PCB receives a bona fide unsolicited acquisition proposal that did not result from a breach of the first paragraph of this section, and (ii) the PCB board of directors reasonably determines in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that (A) such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal and (B) the failure to take such action would cause it to violate its fiduciary duties to PCB’s shareholders under applicable law, (iii) PCB has provided BFC with at least three (3) business days prior notice of such determination, and (iv) prior to furnishing or affording access to any information or data with respect to PCB or any of its subsidiaries or otherwise relating to an acquisition proposal, PCB receives from such person a confidentiality agreement with terms no less favorable to PCB than those contained in the confidentiality agreement with BFC. PCB must promptly provide to BFC any non-public information regarding PCB or any of its subsidiaries provided to any other person which was not previously provided to BFC, and such additional information must be provided no later than the date of provision of such information to such other party.
A “superior proposal” means a bona fide, unsolicited acquisition proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and PCB or any of its subsidiaries, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding PCB common stock or more than 50% of the assets of PCB and its subsidiaries, taken as a whole, for consideration consisting of cash and/or securities and (ii) that the board of directors of PCB reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (a) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such acquisition proposal, and (b) taking into account any changes to the merger agreement proposed by BFC in response to such acquisition proposal, and all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such acquisition proposal, such proposal is more favorable to the shareholders of PCB from a financial point of view than the merger.
PCB must promptly (and in any event within 24 hours) notify BFC in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, PCB or its representatives, in each case in connection with any acquisition proposal, and such notice must indicate the name of the person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications), except to the extent that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement). PCB has agreed that it will keep BFC informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).
Except as provided below, neither the board of directors of PCB nor any committee thereof shall (i) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to BFC in connection with the transactions contemplated by the merger agreement (including the merger), the PCB recommendation, fail to reaffirm the PCB recommendation within three business days following a request by BFC, or make any statement, filing or release, in connection with the PCB special meeting or otherwise, inconsistent with the PCB recommendation (it being understood that taking a neutral position or no position with respect to an acquisition proposal will be considered an adverse modification of the PCB recommendation); (ii) approve or recommend, or propose to approve or recommend, any acquisition proposal; or (iii) enter into (or cause PCB or any of its subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (a) related to any acquisition transaction (other than a confidentiality agreement entered into in accordance with the foregoing) or (b) requiring PCB to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement.
Notwithstanding the foregoing, prior to the date of the PCB special meeting, the board of directors of PCB may withdraw, qualify, amend or modify the PCB recommendation (“PCB subsequent determination”), or terminate the merger agreement in order to concurrently enter into an agreement with respect to a superior proposal, after the fifth (5th) business day following BFC’s receipt of a notice (the “notice of superior proposal”) from PCB advising BFC that the board of directors of PCB has decided that a bona fide unsolicited written acquisition proposal that it received (that did not result from a breach of the merger agreement) constitutes a superior proposal if, but only if, (i) the board of directors of PCB has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such action would cause it to violate its fiduciary duties to PCB’s shareholders under applicable law, (ii) during the five (5) business day period after receipt of the notice of superior proposal by BFC (the “notice period”), PCB and the board of directors of PCB shall have cooperated and negotiated in good faith with BFC to make such adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable PCB to proceed with the PCB recommendation in favor of the merger with BFC without a PCB subsequent determination; provided, however, that BFC does not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of the merger agreement and (iii) at the end of the notice period, after taking into account any such adjusted, modified or amended terms as may have been proposed by BFC since its receipt of such notice of superior proposal, the board of directors of PCB has again in good faith made the determination that such acquisition proposal constitutes a superior proposal. In the event of any material revisions to the superior proposal, PCB is required to deliver a new notice of superior proposal to BFC and again comply with the foregoing requirements, except that the notice period will be reduced to three (3) business days.
Conditions to Completion of the Merger
The completion of the merger depends on a number of conditions being satisfied or, where permitted, waived, including:
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the required approval by the shareholders of PCB;

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the receipt of all regulatory approvals, or expiration or termination of all statutory waiting periods in respect thereof, required to consummate the transactions contemplated by the merger agreement, without any burdensome conditions (as such term is defined in the merger agreement);

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the absence of any judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement;

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the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act;

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the receipt by BFC and PCB from their respective tax counsel of a tax opinion, dated the closing date of the merger, that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code;

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the accuracy, subject to varying degrees of materiality, of BFC’s and PCB’s respective representations and warranties in the merger agreement on the date of the merger agreement and as of the effective time of the merger (or such other date specified in the merger agreement);

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performance in all material respects by BFC and PCB of their respective obligations under the merger agreement;

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the Plan of Bank Merger is executed and delivered;

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less than 10% of the outstanding shares of PCB common stock validly exercise, or remain entitled to exercise, their dissenters’ rights;

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PCB shall have complied with its obligations with respect to employee benefit plans as required by the merger agreement, including the termination of certain plans and agreements;

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the absence of any event which has resulted in a material adverse effect on the other party, and the absence of any condition, event, fact, circumstance or other occurrence that is reasonably expected to have a material adverse effect on the other party; and

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the shares of BFC common stock being approved for listing on the Nasdaq Capital Market.

No assurance is given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Termination
The merger agreement may be terminated at any time prior to the effective time of the merger:
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by mutual written consent of BFC and PCB;

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by BFC or PCB if any regulatory approval required for consummation of the transactions contemplated by the merger agreement has been denied by final non-appealable action by the relevant governmental authority or any application for such regulatory approval shall have been permanently withdrawn at the request of a governmental authority;

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by BFC or PCB if the approval of the shareholders of PCB is not obtained;

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by BFC or PCB in the event of a material breach by the other party of any representation, warranty or covenant contained in the merger agreement and such breach is not cured prior to the earlier of thirty days of notice of the breach or two business days prior to the expiration date of the merger agreement and the terminating party is not itself in material breach;

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by BFC or PCB if the merger is not consummated on or before September 30, 2019, subject to automatic extension to December 31, 2019 if the only outstanding condition to closing is the receipt of regulatory approvals, which we refer to as the expiration date;

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by BFC if PCB materially breaches its covenant not to solicit other offers;

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by BFC if PCB withdraws, qualifies, amends, modifies or withholds its recommendation to its shareholders to approve the merger and the merger agreement, or makes any statement, filing or release, in connection with the shareholder meeting or otherwise, inconsistent with its recommendation (it being understood that taking a neutral position or no position with respect to an acquisition proposal shall be considered an adverse modification of its recommendation);

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by BFC if PCB fails to properly call, give notice of, and commence a meeting of shareholders to vote on the merger;

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by BFC if PCB approves or recommends an acquisition proposal;

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by BFC if PCB fails to publicly recommend against a publicly announced acquisition proposal within three business days of being requested to do so by BFC or fails to publicly reconfirm its recommendation to its shareholders within three business days of being requested to do so by BFC;

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by PCB if  (i) the average closing price of BFC common stock over the 20 trading days preceding the determination date (i.e., the later of the date on which the last regulatory approval is obtained or the date on which the requisite PCB shareholder approval is obtained) is less than $40.92 per share and (ii) the price of BFC common stock has, during the period from December 6, 2018 through the determination date, underperformed the Nasdaq Bank Index by more than 17.5%; provided, however, BFC has the option, but not the obligation, to adjust the merger consideration, equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to $711.3205, and the denominator of which is the average closing price of BFC common stock, which will nullify and void PCB’s termination, and the merger agreement will remain in full force and effect; or

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by PCB if PCB’s board of directors determines to enter into a definitive agreement with respect to a superior proposal in accordance with the terms of the merger agreement, but only if PCB pays to BFC the termination fee.

Termination Fee
PCB will pay BFC a termination fee equal to $1,640,000 in the event of any of the following:
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BFC terminates the merger agreement because: (i) PCB materially breached its covenant not to solicit other offers; (ii) PCB withdrew, qualified, amended, modified or withheld its recommendation to its shareholders to approve the merger and the merger agreement to its shareholders, or made any statement, filing or release, in connection with the shareholder meeting or otherwise, inconsistent with its recommendation (it being understood that taking a neutral position or no position with respect to an acquisition proposal shall be considered an adverse modification of its recommendation); (iii) PCB failed to properly call, give notice of, and commence a meeting of shareholders to vote on the merger; (iv) PCB approved or recommended an acquisition proposal; (v) PCB failed to publicly recommend against a publicly announced acquisition proposal within three (3) business days of being requested to do so by BFC or failed to publicly reconfirm its recommendation to its shareholders within (3) business days of being requested to do so by BFC; or (vi) PCB resolved or otherwise determined to take, or announced an intention to take, any of the foregoing actions;

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in the event that after the date of the merger agreement and prior to the termination of the merger agreement, an acquisition proposal was made known to senior management of PCB or has been made directly to PCB’s shareholders generally or an acquisition proposal shall have been publicly announced (and not withdrawn), and (i) the merger agreement is terminated by (A) BFC or PCB because the requisite PCB shareholder approval was not obtained or (B) BFC because of PCB’s material breach of its representations and warranties or covenants in the merger agreement, and (ii) prior to the date within 12 months of such termination, PCB enters into any agreement or consummates a transaction with respect to an acquisition proposal (whether or not it’s the same acquisition proposal as that referred to above); or

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PCB terminates the merger agreement at any time before the receipt of PCB shareholder approval for the purpose of entering into an acquisition agreement with respect to a superior proposal in compliance with the terms of the merger agreement.

Effect of Termination
A termination of the merger agreement will not relieve a breaching party from liability for any breach of any covenant, agreement, representation or warranty of the merger agreement giving rise to such termination or resulting from fraud or any willful and material breach. Notwithstanding the foregoing, the parties have agreed that if PCB pays or causes to be paid to BFC the termination fee in accordance with the merger agreement, PCB (or any successor in interest of PCB) will not have any further obligations or liabilities to BFC with respect to the merger agreement or the transactions contemplated by it.
Amendment; Waiver
Prior to the effective time of the merger and to the extent permitted by applicable law, any provision of the merger agreement may be (a) waived by the party benefitted by the provision, provided the waiver is in writing and signed by such party, or (b) amended or modified at any time, by an agreement in writing between the parties, except that after the PCB special meeting no amendment may be made which by law requires further approval by the shareholders of BFC or PCB without obtaining such approval.
Expenses
All expenses incurred in connection with the merger, the bank merger, the merger agreement and other transactions contemplated thereby, including fees and expenses of financial consultants, accountants and counsel, will be paid by the party incurring the expenses. Nothing in the merger agreement limits either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of the merger agreement.

ANCILLARY AGREEMENTS
Voting Agreements
In connection with, and as a condition to, entering into the merger agreement, each of the directors of PCB who has voting control over shares of PCB common stock entered into a voting agreement with BFC. PCB also caused each director of Partnership Bank to execute and deliver the same subsequent to such date. The following summary of the voting agreements is subject to, and qualified in its entirety by reference to, the form voting agreement attached as Exhibit A to the merger agreement attached as Annex A to this document.
Pursuant to the voting agreements, each party to a voting agreement has agreed to appear at the PCB special meeting (in person or by proxy) and to vote his or her shares of PCB common stock:
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in favor of adoption and approval of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement;

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in favor of any proposal to adjourn or postpone such meeting, if necessary, to solicit additional proxies to approve the merger agreement and the merger;

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against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of PCB contained in the merger agreement;

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against any acquisition proposal other than the merger; and

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against any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the merger agreement.

In addition, the voting agreements provide that each shareholder party to a voting agreement will not:
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directly or indirectly sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of such shareholder’s shares of PCB common stock; and

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(i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal, (ii) participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than BFC) any information or data with respect to PCB or any of its subsidiaries or otherwise relating to an acquisition proposal, (iii) enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal, (iv) solicit proxies with respect to an acquisition proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the merger in accordance with the terms of the merger agreement, or (v) initiate a shareholders’ vote or action by consent of PCB’s shareholders with respect to an acquisition proposal.

The voting agreements will automatically terminate upon the earlier of  (i) the effective date of the merger, (ii) the amendment of the merger agreement in any manner that materially and adversely affects any of the shareholder’s rights set forth in the merger agreement, (iii) termination of the merger agreement, or (iv) three (3) years from the date the voting agreements are executed.
As of the record date, shareholders who are party to the voting agreements beneficially owned and were entitled to vote an aggregate of approximately 996,794 shares of PCB common stock, which represented approximately 42.3% of the shares of PCB common stock outstanding on that date.

Non-Competition and Non-Disclosure Agreements
In addition to the voting agreements, as a condition to BFC entering into the merger agreement, each of the outside directors of PCB entered into a non-competition and non-disclosure agreements with BFC. PCB also caused each outside director of Partnership Bank to execute and deliver the same subsequent to such date. The following summary of the non-competition and non-disclosure agreements is subject to, and qualified in its entirety by reference to, the form of non-competition and non-disclosure agreement attached as Exhibit C to the merger agreement attached as Annex A to this document.
Each party to a non-competition and non-disclosure agreement has agreed to, among other things:
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from and after the effective time of the merger, not disclose or use any confidential information or trade secrets of PCB for any purpose for so long as such information remains confidential information or a trade secret, except as required by law; and

•
for a period of two years following the closing the merger:

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not solicit or attempt to solicit any customers of BFC, Bank First, PCB or Partnership Bank, including actively sought prospective customers of Partnership Bank as of the effective time of the merger;

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on such director’s own behalf or on behalf of others, not solicit or recruit or attempt to solicit or recruit any employee (full-time or temporary) of BFC, Bank First, PCB or Partnership Bank; and

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directly on the director’s own behalf or on behalf any other person, not act as a director, manager, officer, or employee of any banking business that is the same or essentially the same as the banking business conducted by BFC, Bank First or PCB or Partnership Bank and that has a banking office located within any county in Wisconsin where Partnership Bank operates a banking office as of the closing of the merger and, except with respect to one such director, each county contiguous to each of such counties.

The restrictions in the non-competition and non-disclosure agreements will automatically terminate upon the earlier of  (i) the termination of the merger agreement, (ii) two years after the effective date of the merger, or (iii) upon a change in control of BFC.
Claims Letters
At the time of the execution of the merger agreement, and effective upon the closing of the merger, each director of PCB executed a claims letter with BFC. PCB also caused each director of Partnership Bank to execute and deliver the same subsequent to such date. The following summary of the claims letters is subject to, and qualified in its entirety by reference to, the claims letter attached as Exhibit D to the merger agreement attached as Annex A to this document.
Pursuant to the claims letter, each director of PCB and Partnership Bank released and discharged, effective upon the consummation of the merger, PCB and its subsidiaries, their respective directors and officers (in their capacities as such), and their respective successors and assigns (including BFC and Bank First), of and from any and all liabilities or claims that such director has or claims to have, or previously had or claimed to have, solely in his or her capacity as an officer, director or employee of PCB or any of its subsidiaries, as of the effective time of the merger. The release does not apply to (i) compensation for services that has accrued but not yet been paid in the ordinary course of business consistent with past practice; (ii) claims that the director may have in any capacity other than as an officer, director or employee of PCB or any of its subsidiaries, such as claims as a borrower under loan commitments and agreements, claims as a depositor under any deposit account with or as the holder of any certificate of deposit issued by Partnership Bank, claims on account of any services rendered by the director in a capacity other than as an officer, director or employee of PCB or any of its subsidiaries, claims in his or her capacity of a shareholder of PCB and claims as a holder of any check issued by any other depositor of Partnership Bank; (iii) any claims that the director may have under the merger agreement; or (iv) any right to indemnification that the director may have under the PCB Articles of PCB Bylaws or similar documents or any of its subsidiaries, Wisconsin law or the merger agreement.

INFORMATION ABOUT BANK FIRST NATIONAL CORPORATION
As used in the following discussion, references to “we,” “our,” “us” or “the Company” refer to Bank First National Corporation, a Wisconsin corporation, and its wholly-owned banking subsidiary, Bank First, N.A., a national banking association, unless otherwise indicated or the context otherwise requires. References to “Bank” refer to Bank First, N.A., BFC’s wholly-owned banking subsidiary.
General Overview
Bank First National Corporation is a Wisconsin corporation that was organized in April 1982 to serve as the holding company for Bank First, N.A., a national banking association founded in 1894. The Bank is a wholly-owned subsidiary of the Company. The Company and the Bank are headquartered in Manitowoc, Wisconsin, and the Bank is a member of the Federal Reserve System and regulated by the OCC. The Bank has eighteen (18) offices, including its headquarters, in Manitowoc, Outagamie, Brown, Winnebago, Sheboygan, Waupaca, and Barron counties in the State of Wisconsin. We serve businesses, professionals and consumers with a wide variety of financial services, including retail and commercial banking. Some of the products that we offer include checking accounts, savings accounts, money market accounts, cash management accounts, certificates of deposit, commercial and industrial loans, commercial real estate loans, construction and development loans, residential mortgages, consumer loans, credit cards, online banking, telephone banking and mobile banking.
The Bank has three subsidiaries: UFS, LLC (“UFS”), Bank First Investments, Inc. and TVG Holdings, Inc. (“TVG”). UFS is a Wisconsin limited liability company organized in 2014, in which the Bank is a 49.8% member. UFS provides core data processing and information technology services to the Bank and many other community banks in and around Wisconsin. Bank First Investments, Inc. is a Wisconsin corporation organized in 2011, and is wholly-owned by the Bank. Bank First Investments, Inc.’s purpose is to provide investment and safekeeping services to the Bank. TVG is a Wisconsin corporation organized in 2009. It is a wholly-owned subsidiary of the Bank, and its purpose is to hold the Bank’s 30% ownership interest in Ansay & Associates, LLC (“Ansay”). Ansay is one of the nation’s largest independent insurance providers, and the Bank’s minority ownership of Ansay allows the Bank to provide diversified services to our customers without the risk and expense of an in-house insurance department. Aside from the Bank, the Company also has another wholly-owned subsidiary, Veritas Asset Holdings, LLC, a troubled asset liquidation company.
As of December 31, 2018, we had total consolidated assets of  $1.79 billion, total loans of  $1.43 billion, total deposits of  $1.56 billion and total stockholders’ equity of  $174.3 million. The Bank employs approximately 253 full-time equivalent employees (“FTE”), and has an assets-to-FTE ratio of approximately $7.1 million. For more information, see the Bank’s website at www.bankfirstwi.bank.
Recent Acquisitions
On October 27, 2017, the Company completed a merger with Waupaca Bancorporation, Inc. (“Waupaca”), a bank holding company headquartered in Waupaca, Wisconsin, pursuant to an Agreement and Plan of Merger, dated as of May 11, 2017 and as amended on July 20, 2017, by and among the Company, BFNC Merger Sub, LLC, a wholly-owned subsidiary of the Company, and Waupaca, whereby Waupaca merged with and into the Company, and First National Bank, Waupaca’s wholly-owned banking subsidiary, was merged with and into the Bank. Waupaca’s principal activity was the ownership and operation of First National Bank, a national banking institution that operated eight (8) branches in Wisconsin at the time of closing. The merger consideration totaled approximately $78,060,000, 70% of which was distributed in cash and 30% of which was distributed in the form of Company common stock.
Strategic Plan
The Bank is a relationship-based community bank focused on providing innovative products and services that are value driven. The Bank’s culture celebrates diversity, creativity, and responsiveness, with the highest ethical standards. Employees are encouraged and empowered to develop their careers and always do the right thing. We maintain a strong credit culture as a foundation of sound asset quality, and we embrace innovation and provide the solutions our customers need and expect. The Bank’s vision is to remain an independent community bank and plans to sustain its independence by remaining one of the top-performing providers of financial services in Wisconsin. The Bank focuses on creating value for the communities and customers it serves to provide exceptional return for our shareholders, and also growing relationship deposits and lending those funds to invest in and support the communities the Bank serves, ultimately yielding superior growth in earnings per share.
Our strategic priorities are organized around the CAMELS ratings, including Capital, Asset Quality, Management, Earnings, Liquidity, and Sensitivity to Market Rates. Under the heading of Capital, our priorities include review of our capital strategy, reducing problem loans to enhance capital, exploring contingency capital options, and listing on the Nasdaq (accomplished during 2018) to enhance liquidity and currency for future potential mergers and acquisitions. Under the heading of Asset Quality, our priorities include infusing our credit culture in our Western Region, developing a current expected credit loss model, restructuring our credit department, restructuring our commercial loan operations department, and continuing to leverage investments in the special assets group to reduce the level of non-performing assets. Under the heading of Management, our priorities are to restructure the compliance department, restructure the information technology function with a focus on cybersecurity, to consistently improve our employee experience and engagement throughout the organization, to improve role clarity within the senior management team, and to add depth to the succession plan. Under the Earnings heading, our priorities are to grow deeper and wider relationships with our existing customers, to develop a strategy to increase our millennial customer base, to continue exploring opportunities for mergers and acquisitions and de novo growth, and to build our agriculture banking department. Under the Liquidity heading, our priorities are to maintain stable core deposits, with an emphasis on demand deposit accounts, to expand our treasury management capabilities, and to explore additional liquidity options. Finally, under the heading of Sensitivity to Market Rates, our priorities include continuing to emphasize relationship-based banking, developing asset liability management strategies, and continuing to adjust our investment portfolio model to minimize optionality.
Our strategic plan includes the following measures of long-term success: (i) earnings per share growth; (ii) return on assets; (iii) total risk-based capital ratio; (iv) assets-to-FTE ratio; (v) core deposit growth; and (vi) classified assets to total risk-based capital ratio.
Our Market Area
Our market areas cover primarily northeastern Wisconsin, with one office in western Wisconsin. The counties in our market areas include: Barron, Brown, Manitowoc, Outagamie, Sheboygan, Waupaca and Winnebago. Our main office is located at 402 N. 8th Street, Manitowoc, Wisconsin.
The seven counties in which the Bank has offices have an estimated aggregate population of 914,742, based on U.S. Census data, and total deposits of approximately $18.53 billion as of June 30, 2018, according to the most recent data published by the FDIC. Manitowoc County, which is home to six (6) of the Bank’s eighteen (18) offices, has a population of 78,786 (according to U.S. Census data), and total deposits of about $2.06 billion as of June 30, 2018. As of December 31, 2018, approximately $566.1 million of the Bank’s total deposits, or 27.5% of the market share, were located in Manitowoc County. Sheboygan County, home to two (2) of the Bank’s offices, has a population of 115,476 (according to U.S. Census data), and total deposits of about $2.01 billion as of June 30, 2018. As of December 31, 2018, approximately $402.5 million of the Bank’s total deposits, or 20.0% of the market share, were located in Sheboygan County. Waupaca County, home to four (4) of the Bank’s branches, has a population of 50,954 (according to U.S. Census data), and total deposits of about $881.8 million as of June 30, 2018. As of December 31, 2018, approximately $234.2 million of the Bank’s total deposits, or 26.6% of the market share, were located in Waupaca County. Brown County, home to two (2) of the Bank’s branches, has a population of 265,097 (according to U.S. Census data), and total deposits of about $7.08 billion as of June 30, 2018. As of December 31, 2018, approximately $156.1 million of the Bank’s total deposits, or 2.2% of the market share, were located in Brown County. Outagamie County, home to two (2) of the Bank’s branches, has a population of 188,114 (according to U.S. Census data), and total deposits of about $3.33 billion as of June 30, 2018. As of December 31, 2018, approximately $77.4 million of the Bank’s total deposits, or 2.3% of the market share, were located in Outagamie County. Winnebago County, home to one (1) Bank office, has a population of 171,161 (according to U.S. Census data), and total deposits of about $2.23 billion as of

June 30, 2018. As of December 31, 2018, approximately $84.6 million of the Bank’s total deposits, or 3.8% of the market share, were located in Winnebago County. Finally, Barron County, home to one (1) Bank office, has a population of 45,154 (according to U.S. Census data), and total deposits of about $937.3 million, as of June 30, 2018. As of December 31, 2018, approximately $36.2 million of the Bank’s total deposits, or 3.9% of the market share, were located in Barron County.
The economies of our primary markets in Manitowoc, Sheboygan, and Waupaca counties are largely driven by the food service, manufacturing, insurance, and healthcare industries. Companies with their headquarters in this area include Lakeside Foods, Point Beach Nuclear Plant, Acuity Insurance, Kohler Co., Johnsonville Sausage, Bemis, and Sargento Foods. In addition, Brown County is home to Green Bay, a major Wisconsin city, with a thriving tourism industry. The region also includes a number of higher education centers, including state universities and technical colleges.
Competition
The banking business is highly competitive, and we face competition in our market areas from many other local, regional, and national financial institutions. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as regional and national financial institutions that operate offices in our market areas and elsewhere. The competing major commercial banks have greater resources that may provide them a competitive advantage by enabling them to maintain numerous branch offices, mount extensive advertising campaigns and invest in new technologies. The increasingly competitive environment is the result of changes in regulation, changes in technology and product delivery systems, additional financial service providers, and the accelerating pace of consolidation among financial services providers.
The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.
Some of our non-banking competitors have fewer regulatory constraints and may have lower cost structures. In addition, some of our competitors have assets, capital and lending limits greater than that of the Bank, have greater access to capital markets and offer a broader range of products and services than the Bank. These institutions may have the ability to finance wide-ranging advertising campaigns and may also be able to offer lower rates on loans and higher rates on deposits than we can offer. Some of these institutions offer services, such as international banking, which we do not directly offer, except for a limited suite of services such as international wires and currency exchange.
We compete with these institutions by focusing on our position as an independent, community bank and rely upon local promotional activities, personal relationships established by our officers, directors, and employees with our customers, and specialized services tailored to meet the needs of the communities served. We provide innovative products to our customers that are value-driven. We actively cultivate relationships with our customers that extend beyond a single loan to a full suite of products that serve the needs of our retail and commercial customers. Our goal is to develop long-standing connections with our customers and the communities that we serve. While our position varies by market, our management believes that it can compete effectively as a result of local market knowledge, local decision making, and awareness of customer needs.

Our Business
General
We emphasize a range of lending services, including commercial and residential real estate loans, construction and development loans, commercial and industrial loans and consumer loans. Our customers are generally individuals, small to medium-sized businesses and professional firms that are located in or conduct a substantial portion of their business in our market areas. At December 31, 2018, we had total loans receivable of  $1.43 billion, representing approximately 82.4% of our total earning assets. As of December 31, 2018, we had 62 nonaccrual loans totaling approximately $20.1 million, or 1.4% of total loans. For additional discussion related to nonperforming loans, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bank First National Corporation” section as well as the notes to the consolidated financial statements.
Loan Approval
Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to our comprehensive and robust internal credit policies and procedures. These policies and procedures include officer and customer lending limits, with approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. The Bank currently employs both a signature process through the line of business as well as credit administration and a committee process which involves the Bank’s board of directors each month. Both approvals and reviews of the credit actions are underwritten by an independent set of credit analysts who report to credit administration. For our loan commitments, a serial sign-off process is utilized up to $3,000,000, requiring multiple signatures for a loan approval. This process ensures that the necessary parties at all authority levels are aware of and approve the commitment. The Bank’s board of directors is involved in credits above this level after they have been through the serial sign-off process. We do not make any loans to any director, executive officer of the Bank, or the related interests of each, unless the loan is approved by the full board of directors of the Bank and is on terms not more favorable than would be available to a person not affiliated with the Bank.
Credit Administration and Loan Review
Our loan review consists of both commercial and retail review where loan files are reviewed and risk ratings are validated. Both have been partially outsourced in 2018 to a firm that specializes in file review and risk rating. The commercial review consists currently of documentation review of credits the third party has reviewed. This function will grow as the year progresses and this position is currently being evaluated with the help of our compliance department. Our policy for reviewing commercial credit files consisted of selecting a percentage of specific files on an annual basis, and reviewing them for risk rating and policy compliance. Our retail review consists of selecting a percentage of specific files, on an annual basis, and reviewing them for policy compliance.
Lending Limits
Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal limit on loans to a single borrower equal to 15% of the Bank’s capital and unimpaired surplus. This legal lending limit will increase or decrease as the Bank’s level of capital increases or decreases. In addition to the legal lending limit, management and the board of directors have established a more conservative, internal lending limit. The Bank’s legal and internal lending limits are a safety and soundness measure intended to prevent one person or a relatively small and economically related group of persons from borrowing an unduly large amount of the Bank’s funds. It is also intended to safeguard the Bank’s depositors by diversifying the risk of loan losses among a relatively large number of creditworthy borrowers engaged in various types of businesses. Based upon the capitalization of the Bank at December 31, 2018, the Bank’s legal lending limit was $26.8 million and the Bank’s internal lending limit was $21.4 million. Our board of directors will adjust the internal lending limit as deemed necessary to continue to mitigate risk and serve the Bank’s clients. We are also able to sell participations in our larger loans to other financial institutions, which allows us to manage the risk involved in these loans and to meet the lending needs of our clients requiring extensions of credit in excess of these limits.
Real Estate Loans
The principal component of our loan portfolio is loans secured by real estate. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate and rising interest rates, as well as other factors arising after a loan has been made, could negatively affect a borrower’s cash flow, creditworthiness, and ability to repay the loan. We obtain a security interest in real estate whenever possible, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan.
As of December 31, 2018, loans secured by real estate made up approximately $1.04 billion, or 72.6%, of our loan portfolio. These loans generally will fall into one of two categories:
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Commercial Real Estate.   Commercial real estate loans generally have terms of 20 years or less, although payments may be structured on a longer amortization basis. We evaluate each borrower on an individual basis and attempt to determine their business risks and credit profile. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied industrial, office, and retail buildings where the loan-to-value ratio, established by independent appraisals, does not generally exceed 85% of cost or appraised value. We also generally require that a borrower’s cash flow exceed 110% of monthly debt service obligations. In order to ensure secondary sources of payment and liquidity to support a loan request, we typically review all of the personal financial statements of the principal owners and require their personal guaranties. Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our levels of nonperforming assets. As of December 31, 2018, commercial real estate loans made up approximately $668.4 million or 46.8% of our loan portfolio.

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Residential Mortgage Loans and Home Equity Loans.   We originate and hold short-term and long-term first mortgages and traditional second mortgage residential real estate loans. Generally, we limit the loan-to-value ratio on our residential real estate loans to 90%. We offer fixed and adjustable rate residential real estate loans with terms of up to 30 years. We also offer a variety of lot loan options to consumers to purchase the lot on which they intend build their home. The options available depend on whether the borrower intends to begin building within 36 months of the lot purchase or at an undetermined future date. We also offer traditional home equity loans and lines of credit. Our underwriting criteria for, and the risks associated with, home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity loans typically have terms of 20 years or less. We generally limit the extension of credit to 90% of the available equity of each property. As of December 31, 2018, residential mortgage loans and home equity loans made up approximately $368.7 million or 25.8% of our loan portfolio.

Commercial and Industrial Loans
We have significant expertise in small to middle market commercial and industrial lending. Our success is the result of our product and market expertise, and our focus on delivering high-quality, customized and quick turnaround service for our clients due to our focus on maintaining an appropriate balance between prudent, disciplined underwriting, on the one hand, and flexibility in our decision making and responsiveness to our clients, on the other hand, which has allowed us to grow our commercial and industrial loan portfolio while maintaining strong asset quality. As of December 31, 2018, commercial and industrial loans made up approximately $297.3 million or 20.8% of our loan portfolio.
We provide a mix of variable and fixed rate commercial and industrial loans. The loans are typically made to small- and medium-sized businesses involved in professional services, accommodation and food services, health care, wholesale trade, financial institutions, manufacturing, distribution, retailing and non-profits. We extend commercial business loans for working capital, accounts receivable and inventory financing and other business purposes. Generally, short-term loans have maturities ranging from 3 months to 1 year, and “term loans” have maturities ranging from 3 to 20 years. Loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans generally provide for floating and fixed interest rates, with monthly payments of both principal and interest.
Construction and Development Loans
We offer fixed and adjustable rate residential and commercial construction loan financing to builders and developers and to consumers who wish to build their own home. The term of construction and development loans generally is limited to 9 to 24 months, although payments may be structured on a longer amortization basis. Most loans will mature and require payment in full upon the sale of the property. We believe that construction and development loans generally carry a higher degree of risk than long-term financing of stabilized, rented, and owner-occupied properties because repayment depends on the ultimate completion of the project and usually on the subsequent sale of the property. Specific risks include:
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cost overruns;

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mismanaged construction;

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inferior or improper construction techniques;

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economic changes or downturns during construction;

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a downturn in the real estate market;

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rising interest rates which may prevent sale of the property; and

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failure to sell or stabilize completed projects in a timely manner.

We attempt to reduce risk associated with construction and development loans by obtaining personal guaranties and by keeping the maximum loan-to-value ratio at or below 80%-90% of the lesser of cost or appraised value, depending on the project type. Generally, we do not have interest reserves built into loan commitments but require periodic cash payments for interest from the borrower’s cash flow. As of December 31, 2018, construction and development loans made up approximately $60.8 million or 4.3% of our loan portfolio.
Consumer Loans
We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower’s income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. Our installment loans typically amortize over periods up to seven years. Although we typically require monthly principal and interest payments on our loan products, we will offer consumer loans with a single maturity date when a specific source of repayment is available. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. As of December 31, 2018, consumer loans made up approximately $27.0 million or 1.9% of our loan portfolio.
Mortgage Banking Activities
Our mortgage banking operations include correspondent or secondary market lending, and in-house mortgage lending (included in residential mortgage and home equity loan totals above). We conduct secondary market lending through Fannie Mae, Franklin American Mortgage Company, and the Wisconsin Housing and Economic Development Authority. We also offer a number of in-house mortgage products, including (1) adjustable rate mortgages at three, five, seven, ten, and fifteen years, and (2) fixed rate mortgages at up to twenty years. We also offer a nine-month construction loan, and a twelve-month bridge loan.

Deposit Products
We offer a full range of traditional deposit services through our branch network in our market areas that are typically available in most banks and savings institutions, including checking accounts, commercial accounts, savings accounts and other time deposits of various types, ranging from money market accounts to long-term certificates of deposit. Transaction accounts and time deposits are tailored to and offered at rates competitive to those offered in our primary market areas. We also offer retirement accounts and health savings accounts. Our customers include individuals, businesses, associations, organizations and governmental authorities. We believe that our branch infrastructure will assist us in obtaining deposits from local customers in the future. Our deposits are insured by the FDIC up to statutory limits.
Securities
We manage our securities portfolio and cash to maintain adequate liquidity and to ensure the safety and preservation of invested principal, with a secondary focus on yield and returns. Specific goals of our investment portfolio are as follows:
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provide a ready source of balance sheet liquidity, ensuring adequate availability of funds to meet fluctuations in loan demand, deposit balances and other changes in balance sheet volumes and composition;

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serve as a means for diversification of our assets with respect to credit quality, maturity and other attributes;

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serve as a tool for modifying our interest rate risk profile pursuant to our established policies; and

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provide collateral to secure municipal and business deposits.

Our investment portfolio is comprised primarily of U.S. government securities, mortgage-backed securities backed by government-sponsored entities, and taxable and tax-exempt municipal securities.
Our investment policy is reviewed annually by our board of directors. Overall investment goals are established by our board, Chief Executive Officer, and members of our Asset Liability Committee (“ALCO”). Our board of directors has delegated the responsibility of monitoring our investment activities to our ALCO. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our CEO. We actively monitor our investments on an ongoing basis to identify any material changes in the securities. We also review our securities for potential other-than-temporary impairment at least quarterly.
Employees
As of December 31, 2018, we had approximately 253 FTE. None of our employees are represented by any collective bargaining unit or is a party to a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.
Supervision and Regulation
We are extensively regulated under federal and state law. The following is a brief summary that does not purport to be a complete description of all regulations that affect us or all aspects of those regulations. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions described below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company’s and the Bank’s business. In addition, proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on us and the Bank, are difficult to predict. In addition, bank regulatory agencies may issue enforcement actions, policy statements, interpretive letters and similar written guidance applicable to us or the Bank. Changes in applicable laws, regulations or regulatory guidance, or their interpretation by regulatory agencies or courts may have a material adverse effect on our and the Bank’s business, operations, and earnings. Supervision and regulation of banks, their holding companies and affiliates is intended primarily for the protection of depositors and customers, the Deposit Insurance Fund (“DIF”) of the FDIC, and the U.S. banking and financial system rather than holders of our capital stock.
Regulation of the Company
We are registered as a bank holding company with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). As such, we are subject to comprehensive supervision and regulation by the Federal Reserve Board and are subject to its regulatory reporting requirements. Federal law subjects bank holding companies, such as the Company, to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may result in regulatory agencies imposing fines or penalties, cease-and-desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and other parties participating in the affairs of a bank or bank holding company.
Activity Limitations.   Bank holding companies are generally restricted to engaging in the business of banking, managing or controlling banks and certain other activities determined by the Federal Reserve Board to be closely related to banking. In addition, the Federal Reserve Board has the power to order a bank holding company or its subsidiaries to terminate any nonbanking activity or terminate its ownership or control of any nonbank subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.
Source of Strength Obligations.   A bank holding company is required to act as a source of financial and managerial strength to its subsidiary bank and to maintain resources adequate to support its bank. The term “source of financial strength” means the ability of a company, such as us, that directly or indirectly owns or controls an insured depository institution, such as the Bank, to provide financial assistance to such insured depository institution in the event of financial distress. The appropriate federal banking agency for the depository institution (in the case of the Bank, this agency is the OCC) may require reports from us to assess our ability to serve as a source of strength and to enforce compliance with the source of strength requirements by requiring us to provide financial assistance to the Bank in the event of financial distress.
Acquisitions.   The BHC Act permits acquisitions of banks by bank holding companies, such that we and any other bank holding company, whether located in Wisconsin or elsewhere, may acquire a bank located in any other state, subject to certain deposit-percentage, age of bank charter requirements, and other restrictions. The BHC Act requires that a bank holding company obtain the prior approval of the Federal Reserve Board before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any additional bank or bank holding company, (ii) taking any action that causes an additional bank or bank holding company to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company. The Federal Reserve Board may not approve any such transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider: (1) the financial and managerial resources of the companies involved, including pro forma capital ratios; (2) the risk to the stability of the United States banking or financial system; (3) the convenience and needs of the communities to be served, including performance under the CRA; and (4) the effectiveness of the companies in combatting money laundering.
Change in Control.   Federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Under the federal Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve Board before acquiring control of any bank holding company, such as the Company, and the OCC before acquiring control of any national bank, such as the Bank. Upon receipt of such notice, the bank regulatory agencies may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a member or group acquires a certain percentage or more of a bank holding company’s or bank’s voting stock, or if one or more other control factors are present. As a result, a person or entity generally must provide prior notice to the Federal Reserve Board before acquiring the power to vote 10% or more of our outstanding common stock. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of our stock.
Governance and Financial Reporting Obligations.   We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC, the Public Company Accounting Oversight Board (“PCAOB”), and Nasdaq. In particular, we are required to include management and independent registered public accounting firm reports on internal controls as part of our Annual Report on Form 10-K in order to comply with Section 404 of the Sarbanes-Oxley Act. We have evaluated our controls, including compliance with the SEC rules on internal controls, and have and expect to continue to spend significant amounts of time and money on compliance with these rules. Our failure to comply with these internal control rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, and the values of our securities.
Corporate Governance.   The Dodd-Frank Act addresses many investor protections, corporate governance, and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act (1) grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for Compensation Committee members; and (3) requires companies listed on national securities exchanges to adopt incentive-based compensation claw-back policies for executive officers.
Incentive Compensation.   The Dodd-Frank Act required the banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets, such as us and the Bank, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The banking agencies issued proposed rules in 2011 and previously issued guidance on sound incentive compensation policies.
In 2016, the Federal Reserve Board and the OCC also proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2018, these rules have not been implemented. We and the Bank have undertaken efforts to ensure that our incentive compensation plans do not encourage inappropriate risks, consistent with three key principles — that incentive compensation arrangements should appropriately balance risk and financial rewards, be compatible with effective controls and risk management, and be supported by strong corporate governance.
Shareholder Say-On-Pay Votes.   The Dodd-Frank Act requires public companies to take shareholders’ votes on proposals addressing compensation (known as say-on-pay), the frequency of a say-on-pay vote, and the golden parachutes available to executives in connection with change-in-control transactions. Public companies must give shareholders the opportunity to vote on the compensation at least every three years and the opportunity to vote on frequency at least every six years, indicating whether the say-on-pay vote should be held annually, biennially, or triennially. The say-on-pay, the say-on-parachute and the say-on-frequency votes are explicitly nonbinding and cannot override a decision of our board of directors.
Other Regulatory Matters.   We and our subsidiaries are subject to oversight by the SEC, the Financial Industry Regulatory Authority, the PCAOB, Nasdaq and various state securities regulators. We and our subsidiaries have from time to time received requests for information from regulatory authorities in various states, including state attorneys general, securities regulators and other regulatory authorities, concerning our business practices. Such requests are considered incidental to the normal conduct of business.

Capital Requirements
The Bank is required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the federal banking agencies may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risks arising from non-traditional activities, as well as the institution’s exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution’s ability to manage those risks are important factors that are to be taken into account by the federal banking agencies in assessing an institution’s overall capital adequacy. The following is a brief description of the relevant provisions of these capital rules and their potential impact on our capital levels.
The Bank is subject to the following risk-based capital ratios: a common equity Tier 1 (“CET1”) risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock, retained earnings, and certain qualifying minority interests, less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, tier 1 minority interests and grandfathered trust preferred securities. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated debt, other preferred stock and certain hybrid capital instruments, and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, certain “high volatility” commercial real estate, past due assets, structured securities and equity holdings.
The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks is 4%.
In addition, the capital rules require a capital conservation buffer of up to 2.5% above each of the minimum capital ratio requirements (CET1, Tier 1, and total risk-based capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank to be able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without restriction. This capital conservation buffer is being phased in, and was 1.875% as of January 1, 2018 and is 2.5% effective January 1, 2019.
Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. For example, only a well-capitalized depository institution may accept brokered deposits without prior regulatory approval. Failure to be well-capitalized or to meet minimum capital requirements could also result in restrictions on the Bank’s ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.
The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), among other things, requires the federal bank regulatory agencies to take “prompt corrective action” regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized”, and “critically undercapitalized”. A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDICIA imposes progressively more restrictive restraints on operations, management and capital distributions, depending on the category in which an institution is classified. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve Board. In addition, undercapitalized depository institutions may not accept brokered deposits absent a waiver from the FDIC, are subject to growth limitations and are required to submit capital restoration plans for regulatory approval. A depository institution’s holding company must guarantee any required capital restoration plan, up to an amount equal to the lesser of 5 percent of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. All of the federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels for federally insured depository institutions. The Bank was well capitalized at December 31, 2018, and brokered deposits are not restricted.
To be well-capitalized, the Bank must maintain at least the following capital ratios:
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6.5% CET1 to risk-weighted assets;

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8.0% Tier 1 capital to risk-weighted assets;

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10.0% Total capital to risk-weighted assets; and

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5.0% leverage ratio.

The Bank’s regulatory capital ratios were above the applicable well-capitalized standards and met the then-applicable capital conservation buffer. Based on current estimates, we believe that the Bank will continue to exceed all applicable well-capitalized regulatory capital requirements and the capital conservation buffer in 2019.
The Economic Growth, Regulatory Relief, and Consumer Protection Act (the “Economic Growth Act”) signed into law in May 2018 scaled back certain requirements of the Dodd-Frank Act and provided other regulatory relief. Among the provisions of the Economic Growth Act was a requirement that the Federal Reserve Board raise the asset threshold for those bank holding companies subject to the Federal Reserve Board’s Small Bank Holding Company Policy Statement (“Policy Statement”) to $3 billion. As a result, as of the effective date of that change in 2018, the Company was no longer required to comply with the risk-based capital rules applicable to the Bank as described above. The Federal Reserve Board may however, require smaller bank holding companies subject to the Policy Statement to maintain certain minimum capital levels, depending upon general economic conditions and a bank holding company’s particular condition, risk profile and growth plans.
On November 21, 2018, the federal banking agencies jointly issued a proposed rule to simplify the regulatory capital requirements for eligible banks and holding companies with less than $10 billion in consolidated assets that opt into the Community Bank Leverage Ratio (“CBLR”) framework, as required by Section 201 of the Economic Growth, Relief and Consumer Protection Act (the “Regulatory Relief Act”). The Regulatory Relief Act mandates that the banking agencies develop a CBLR of not less than 8% and not more than 10% for qualifying community banking organizations. A qualifying community banking organization that exceeds the CBLR threshold would be exempt from the agencies’ current capital framework, including the risk-based capital requirements and capital conservation buffer described above, and would be deemed well-capitalized under the agencies’ prompt corrective action regulations. The Regulatory Relief Act defines a “qualifying community banking organization” as a depository institution or depository institution holding company with total consolidated assets of less than $10 billion. Under the proposed rule, if a qualifying community banking organization elects to use the CBLR framework, it will be considered “well-capitalized” so long as its CBLR is greater than 9%. The agencies are expected to issue a final rule in the first quarter of 2019.
On December 21, 2018, federal banking agencies issued a joint final rule to revise their regulatory capital rules to (i) address the upcoming implementation of the “current expected credit losses” (“CECL”) accounting standard under GAAP; (ii) provide an optional three-year phase-in period for the day-one adverse regulatory capital effects that banking organizations are expected to experience upon adopting CECL; and (iii) require the use of CECL in stress tests beginning with the 2020 capital planning and stress testing cycle for certain banking organizations. In June 2016, the Financial Accounting Standards Board

issued Accounting Standards Update No. 2016-13, which introduced CECL as the methodology to replace the current “incurred loss” methodology for financial assets measured at amortized cost, and changed the approaches for recognizing and recording credit losses on available-for-sale debt securities and purchased credit impaired financial assets. Under the incurred loss methodology, credit losses are recognized only when the losses are probable or have been incurred; under CECL, companies are required to recognize the full amount of expected credit losses for the lifetime of the financial assets, based on historical experience, current conditions and reasonable and supportable forecasts. This change will result in earlier recognition of credit losses that the Company deems expected but not yet probable. For SEC reporting companies with December 31 fiscal-year ends, such as the Company, CECL will become effective beginning with the first quarter of 2020.
Payment of Dividends
We are a legal entity separate and distinct from the Bank and our other subsidiaries. Our primary source of cash, other than securities offerings, is dividends from the Bank. The prior approval of the OCC is required if the total of all dividends declared by a national bank (such as the Bank) in any calendar year will exceed the sum of such bank’s net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits any national bank from paying dividends that would be greater than such bank’s undivided profits after deducting statutory bad debts in excess of such bank’s allowance for possible loan losses.
In addition, we and the Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal bank regulatory authority may prohibit the payment of dividends where it has determined that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The OCC and the Federal Reserve Board have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsound and unsafe banking practice. The OCC and the Federal Reserve Board have each indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings.
Under a Federal Reserve Board policy adopted in 2009, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve Board has indicated that the board of directors of a bank holding company should consult with the Federal Reserve Board and eliminate, defer or significantly reduce the bank holding company’s dividends if:
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its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

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its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

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it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Prior approval by the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the bank’s profits for that year combined with its retained net profits for the preceding two calendar years.
Regulation of the Bank
As a national bank, our primary bank subsidiary, Bank First, N.A., is subject to comprehensive supervision and regulation by the OCC and is subject to its regulatory reporting requirements. The deposits of the Bank are insured by the FDIC and, accordingly, the Bank is also subject to certain FDIC regulations and the FDIC has backup examination authority and some enforcement powers over the Bank. The Bank also is subject to certain Federal Reserve Board regulations.

In addition, as discussed in more detail below, the Bank and any other of our subsidiaries that offer consumer financial products and services are subject to regulation and potential supervision by the CFPB. Authority to supervise and examine the Company and the Bank for compliance with federal consumer laws remains largely with the Federal Reserve Board and the OCC, respectively. However, the CFPB may participate in examinations on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary regulators. The CFPB also may participate in examinations of our other direct or indirect subsidiaries that offer consumer financial products or services. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce certain federal consumer financial protection rules adopted by the CFPB.
Broadly, regulations applicable to the Bank include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios; the granting of credit under equal and fair conditions; the disclosure of the costs and terms of such credit; requirements to maintain reserves against deposits and loans; limitations on the types of investment that may be made by the Bank; and requirements governing risk management practices. The Bank is permitted under federal law to branch on a de novo basis across state lines where the laws of that state would permit a bank chartered by that state to open a de novo branch.
Transactions with Affiliates and Insiders.   The Bank is subject to restrictions on extensions of credit and certain other transactions between the Bank and the Company or any nonbank affiliate. Generally, these covered transactions with either the Company or any affiliate are limited to 10% of the Bank’s capital and surplus, and all such transactions between the Bank and the Company and all of its nonbank affiliates combined are limited to 20% of the Bank’s capital and surplus. Loans and other extensions of credit from the Bank to the Company or any affiliate generally are required to be secured by eligible collateral in specified amounts. In addition, any transaction between the Bank and the Company or any affiliate are required to be on an arm’s length basis. Federal banking laws also place similar restrictions on certain extensions of credit by insured banks, such as the Bank, to their directors, executive officers and principal shareholders.
Reserves.   Federal Reserve Board rules require depository institutions, such as the Bank, to maintain reserves against their transaction accounts, primarily NOW and regular checking accounts. For 2019, the first $16.3 million of covered balances are exempt from these reserve requirements, aggregate balances between $16.3 million and $124.2 million are subject to a 3% reserve requirement, and aggregate balances above $124.2 million are subject to a reserve requirement of  $3,237,000 plus 10% of the amount over $124.2 million. These reserve requirements are subject to annual adjustment by the Federal Reserve Board.
FDIC Insurance Assessments and Depositor Preference.   The Bank’s deposits are insured by the FDIC’s DIF up to the limits under applicable law, which currently are set at $250,000 per depositor, per insured bank, for each account ownership category. The Bank is subject to FDIC assessments for its deposit insurance. The FDIC calculates quarterly deposit insurance assessments based on an institution’s average total consolidated assets less its average tangible equity, and applies one of four risk categories determined by reference to its capital levels, supervisory ratings, and certain other factors. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. On September 30, 2018, the FDIC announced that the designated reserve ratio (“DRR”) of the DIF reached 1.36 percent, exceeding the required 1.35 percent, two years ahead of the deadline imposed by the Dodd-Frank Act. Though the FDIC has clarified that assessment rates will not change in the immediate future, banks with less than $10 billion in total consolidated assets, such as the Bank, will start receiving credits against their deposit insurance assessments when the DRR reaches or exceeds 1.38 percent. In addition, the Bank is subject to quarterly assessments by the FDIC to pay interest on Financing Corporation (“FICO”) bonds. The FDIC has announced that the remaining FICO bonds are expected to mature in September 2019, and that the final FICO assessment is expected to be made in March 2019 (at a rate of 0.140 (annual) basis points).
Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by a bank’s federal regulatory agency. In addition, the Federal Deposit Insurance Act provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution, including those of the parent bank holding company.
Standards for Safety and Soundness.   The Federal Deposit Insurance Act requires the federal bank regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (1) internal controls; (2) information systems and audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate risk exposure; and (6) asset quality. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if a regulator determines that a bank fails to meet any standards prescribed by the guidelines, the regulator may require the bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans.
Anti-Money Laundering.   The International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001 specifies “know your customer” requirements that obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with the Act’s money laundering provisions in acting upon acquisition and merger proposals. Bank regulators routinely examine institutions for compliance with these obligations and have been active in imposing cease-and-desist and other regulatory orders and money penalty sanctions against institutions found to be violating these obligations. Sanctions for violations of the Act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. The USA PATRIOT Act, and its implementing regulations adopted by the FinCen, a bureau of the U.S. Department of the Treasury, requires financial institutions to establish anti-money laundering programs with minimum standards that include:
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the development of internal policies, procedures, and controls;

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the designation of a compliance officer;

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an ongoing employee training program; and

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an independent audit function to test the programs.

Bank regulators routinely examine institutions for compliance with these anti-money laundering obligations and recently have been active in imposing “cease-and-desist” and other regulatory orders and money penalty sanctions against institutions found to be in violation of these requirements. In addition, FinCEN issued rules that became effective on May 11, 2018, that require, subject to certain exclusions and exemptions, covered financial institutions to identify and verify the identity of beneficial owners of legal entity customers.
Economic Sanctions.   OFAC is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, including the Specially Designated Nationals and Blocked Persons List. If we find a name on any transaction, account or wire transfer that is on an OFAC list, we must undertake certain specified activities, which could include blocking or freezing the account or transaction requested, and we must notify the appropriate authorities.

Concentrations in Lending.   During 2006, the federal bank regulatory agencies released the guidance on “Concentrations in Commercial Real Estate Lending” and advised financial institutions of the risks posed by CRE lending concentrations. The Guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. Higher allowances for loan losses and capital levels may also be required. The Guidance is triggered when CRE loan concentrations exceed either:
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Total reported loans for construction, land development, and other land of 100% or more of a bank’s total risk based capital; or

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Total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land of 300% or more of a bank’s total risk-based capital.

The Guidance also applies when a bank has a sharp increase in CRE loans or has significant concentrations of CRE secured by a particular property type. We have always had exposures to loans secured by commercial real estate due to the nature of our markets and the loan needs of both retail and commercial customers. We believe our long term experience in CRE lending, underwriting policies, internal controls, and other policies currently in place, as well as our loan and credit monitoring and administration procedures, are generally appropriate to managing our concentrations as required under the Guidance.
Community Reinvestment Act.   The Bank is subject to the provisions of the CRA, which imposes a continuing and affirmative obligation, consistent with their safe and sound operation, to help meet the credit needs of entire communities where the bank accepts deposits, including low- and moderate-income neighborhoods. The OCC’s assessment of the Bank’s CRA record is made available to the public. Further, a less than satisfactory CRA rating will slow, if not preclude, expansion of banking activities. Following the enactment of the Gramm-Leach-Bliley Act (“GLB”), CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank’s primary federal regulator. Federal CRA regulations require, among other things, that evidence of discrimination against applicants on a prohibited basis, and illegal or abusive lending practices be considered in the CRA evaluation. On April 3, 2018, the Department of the Treasury published recommendations for amending the regulations implementing the CRA; on August 28, 2018, the OCC issued an advanced notice of proposed rulemaking seeking industry comment on how the CRA might be modernized. The Bank has a rating of  “Outstanding” in its most recent CRA evaluation.
Privacy and Data Security.   The GLB generally prohibits disclosure of consumer information to non-affiliated third parties unless the consumer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, will be required to comply with state law if it is more protective of consumer privacy than the GLB. The GLB also directed federal regulators, including the FDIC and the OCC, to prescribe standards for the security of consumer information. The Bank is subject to such standards, as well as standards for notifying customers in the event of a security breach. Under federal law, the Bank must disclose its privacy policy to consumers, permit customers to opt out of having nonpublic customer information disclosed to third parties in certain circumstances, and allow customers to opt out of receiving marketing solicitations based on information about the customer received from another subsidiary. States may adopt more extensive privacy protections. We are similarly required to have an information security program to safeguard the confidentiality and security of customer information and to ensure proper disposal. Customers must be notified when unauthorized disclosure involves sensitive customer information that may be misused.
Furthermore, the federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management. A financial institution is expected to implement multiple lines of defense against cyberattacks and ensure that their risk management procedures address the risk posed by potential cyber threats. A financial institution is further expected to maintain procedures to effectively respond to a cyberattack and resume operations following any such attack. The Company has adopted and implemented an Information Security Program to comply with the regulatory cybersecurity guidance.

Consumer Regulation.   Activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. These laws and regulations include, among numerous other things, provisions that:
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limit the interest and other charges collected or contracted for by the Bank, including new rules respecting the terms of credit cards and of debit card overdrafts;

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govern the Bank’s disclosures of credit terms to consumer borrowers;

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require the Bank to provide information to enable the public and public officials to determine whether it is fulfilling its obligation to help meet the housing needs of the community it serves;

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prohibit the Bank from discriminating on the basis of race, creed or other prohibited factors when it makes decisions to extend credit;

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govern the manner in which the Bank may collect consumer debts; and

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prohibit unfair, deceptive or abusive acts or practices in the provision of consumer financial products and services.

Mortgage Regulation.   The CFPB adopted a rule that implements the ability-to-repay and qualified mortgage provisions of the Dodd-Frank Act (the “ATR/QM rule”), which requires lenders to consider, among other things, income, employment status, assets, payment amounts, and credit history before approving a mortgage, and provides a compliance “safe harbor” for lenders that issue certain “qualified mortgages.” The ATR/QM rule defines a “qualified mortgage” to have certain specified characteristics, and generally prohibit loans with negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years from being qualified mortgages. The rule also establishes general underwriting criteria for qualified mortgages, including that monthly payments be calculated based on the highest payment that will apply in the first five years of the loan and that the borrower have a total debt-to-income ratio that is less than or equal to 43%. While “qualified mortgages” will generally be afforded safe harbor status, a rebuttable presumption of compliance with the ability-to-repay requirements will attach to “qualified mortgages” that are “higher priced mortgages” (which are generally subprime loans). In addition, the securitizer of asset-backed securities must retain not less than 5 percent of the credit risk of the assets collateralizing the asset-backed securities, unless subject to an exemption for asset-backed securities that are collateralized exclusively by residential mortgages that qualify as “qualified residential mortgages.”
The CFPB has also issued rules to implement requirements of the Dodd-Frank Act pertaining to mortgage loan origination (including with respect to loan originator compensation and loan originator qualifications) as well as integrated mortgage disclosure rules. In addition, the CFPB has issued rules that require servicers to comply with new standards and practices with regard to: error correction; information disclosure; force-placement of insurance; information management policies and procedures; requiring information about mortgage loss mitigation options be provided to delinquent borrowers; providing delinquent borrowers access to servicer personnel with continuity of contact about the borrower’s mortgage loan account; and evaluating borrowers’ applications for available loss mitigation options. These rules also address initial rate adjustment notices for adjustable-rate mortgages (ARMs), periodic statements for residential mortgage loans, and prompt crediting of mortgage payments and response to requests for payoff amounts.
Non-Discrimination Policies.   The Bank is also subject to, among other things, the provisions of the ECOA and the FHA, both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. The U.S. Department of Justice and the federal bank regulatory agencies have issued an Interagency Policy Statement on Discrimination in Lending that provides guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The U.S. Department of Justice has increased its efforts to prosecute what it regards as violations of the ECOA and FHA.

Properties
Our main office is located at 402 North 8th Street, Manitowoc, Wisconsin 54220. In addition, the Bank operates seventeen (17) additional branches located in seven (7) counties in Wisconsin, which includes the branches that were acquired in connection with the Company’s acquisition of Waupaca and First National Bank. The addresses of these offices are provided below. We believe these premises will be adequate for present and anticipated needs and that we have adequate insurance to cover our owned and leased premises. For each property that we lease, we believe that upon expiration of the lease we will be able to extend the lease on satisfactory terms or relocate to another acceptable location.
Office	Address	City, State, Zip	Lease/Own
Main Office	402 N. 8th Street	Manitowoc, Wisconsin, 54220	Own
Appleton	4201 W. Wisconsin Avenue	Appleton, Wisconsin, 54913	Lease
Ashwaubenon	2865 S. Ridge Road	Green Bay, Wisconsin, 54304	Own
Bellevue	2747 Manitowoc Road	Green Bay, Wisconsin, 54311	Own
Chetek	621 2nd Street	Chetek, Wisconsin, 54728	Lease
Clintonville	135 S. Main Street	Clintonville, Wisconsin, 54929	Own
Iola	148 N. Main Street	Iola, Wisconsin, 54945	Own
Kiel	110 Fremont Street	Kiel, Wisconsin, 53042	Own
Custer Street	2915 Custer Street	Manitowoc, Wisconsin, 54220	Own
Mishicot	110 Baugniet Street	Mishicot, Wisconsin, 54228	Own
Oshkosh	101 City Center	Oshkosh, Wisconsin, 54901	Lease
Plymouth	2700 Eastern Avenue	Plymouth, Wisconsin, 53073	Own
Seymour	689 Woodland Plaza	Seymour, Wisconsin, 54165	Own
Sheboygan	2600 Kohler Memorial Drive	Sheboygan, Wisconsin, 53081	Own
Two Rivers	1703 Lake Street	Two Rivers, Wisconsin, 54241	Own
Valders	167 Lincoln Street	Valders, Wisconsin, 54245	Own
Waupaca	111 Jefferson Street	Waupaca, Wisconsin, 54981	Own
Weyauwega	101 E. Main Street	Weyauwega, Wisconsin, 54983	Own
Legal Proceedings
The Company and its subsidiaries are parties to various claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that none of these matters, even if it resolved adversely to the Company, will have a material adverse effect on the Company’s consolidated financial position.

MANAGEMENT OF BANK FIRST NATIONAL CORPORATION
Directors and Executive Officers
The BFC Articles and BFC Bylaws provide that the board of directors of BFC shall be divided into three classes which are as equal in number as possible and that the members of each class are to be elected for a term of three years and until their successors are elected and qualified. One class of directors is to be elected annually. A resolution of the BFC board of directors adopted pursuant to BFC Bylaws has established the number of directors at ten (10).
The names, ages, and positions of the directors and executive officers of BFC, as of March 31, 2019, are set forth below. The directors serve until their respective three-year term expires or until their successors are duly elected and have qualified.
Name	Age	Position	Current Term Ends
Michael G. Ansay	65	Director; Chairman of the Board	2019
Donald R. Brisch	67	Director; Chairman of Compensation & Retirement Committee	2020
Michael P. Dempsey	66	Director; President of the Bank	2020
Robert D. Gregorski	57	Director	2021
Judy L. Heun	53	Director Nominee	N/A
Kevin M. LeMahieu	47	Chief Financial Officer	N/A
Michael B. Molepske	58	Director; Chief Executive Officer and President of the Company; Chief Executive Officer of the Bank	2019
Katherine M. Reynolds	68	Director; Chairwoman of Governance & Nominating Committee	2021
David R. Sachse	65	Director; Chairman of Audit Committee	2020
Peter J. Van Sistine	62	Director	2021
Robert J. Wagner	69	Director	2021
All of BFC’s directors are also directors of Bank First, and each of BFC’s executive officers are also executive officers of Bank First, although they may serve in different capacities at the Bank First level, as described below. There are no family relationships among any of the directors and/or executive officers of BFC.
Directors
The business experience and background of each of BFC’s directors is provided below:
Michael G. Ansay
As sitting Chairman of the BFC board of directors, Mr. Ansay is also the Chairman and Chief Executive Officer of Ansay & Associates, LLC, a second-generation independent insurance agency providing integrated insurance, risk management, and benefit solutions to businesses, families, and individuals. In his current role, Mr. Ansay is responsible for developing long-term strategic plans and implementing the mission, vision, and values of the agency to deliver high quality, customer-focused solutions. Under Mr. Ansay’s direction, Ansay & Associates, LLC is one of the fastest growing companies in Wisconsin and has been recognized as one of the Best and Brightest companies to work for nationwide. Growing from one office to 13 offices, Ansay & Associates manages the insurance and risk needs of over 5,000 businesses and 15,000 individuals. Mr. Ansay is also a managing member of Ansay Development Corporation and Ansay International. Mr. Ansay currently serves on the board of directors for the Independent Insurance Agency of Wisconsin, the Bruce Krier Charitable Foundation, and an Advisory Board Member for Dais Technology. Mr. Ansay has also been appointed Honorary Consul of Luxembourg for Wisconsin by Luxembourg’s Ministry of Foreign Affairs. Mr. Ansay graduated from Marquette University in 1976 with a Bachelor of Science in Finance. Mr. Ansay became a director of BFC and Bank

First in February 2010, was appointed Vice Chairman in February 2012, and assumed the role of Chairman in January 2013. The BFC board of directors determined that Mr. Ansay is qualified to serve as a director and Chairman of the BFC board of directors based on his extensive experience driving growth, crafting and implementing long-term strategic goals, and his proven ability to bring people together and develop a strong team of leaders.
Donald R. Brisch
Before his retirement in 2009, Mr. Brisch served as the President and Vice President of Operations for Rockwell Lime Co. in Manitowoc, a leading producer of dolomitic lime, chemical grade limestone, and crushed limestone aggregate products for the manufacturing, energy, and construction industries. Mr. Brisch joined Rockwell Lime Co. in 1975 as a General Laborer and was soon promoted to Plant Superintendent in 1976. In this role, Mr. Brisch provided oversight of all production activities, including the preparation of operation schedules and budgets as well as the coordination of resources necessary to ensure production was in line with cost and quality specifications. Mr. Brisch was appointed Vice President of Operations and President of Rockwell Lime Co. in 1982 and 1994, respectively. In these roles, Mr. Brisch led a strategic initiative to install new hydrating, packaging, and milling plants, expanding the organization’s capabilities and competitive edge in the marketplace. Mr. Brisch led an effort to position the company for sale, and in 2006, Rockwell Lime Co. was successfully acquired by Carmeuse Lime & Stone, a family-owned business located in Belgium. Mr. Brisch is active in his community and has served a total of 16 years on the Board of Directors of Holy Family Memorial Hospital and Silver Lake College in Manitowoc. Mr. Brisch graduated from Saint Mary’s University in 1974 with a Bachelor’s degree in Natural Science. Mr. Brisch became a director of BFC and Bank First in 2006. Mr. Brisch, as former President and Vice President of Operations for Rockwell Lime Co., adds strategic and operational depth to the BFC board of directors.
Michael P. Dempsey
Mr. Dempsey joined Bank First in June 2010 as Executive Vice President and Chief Operating Officer, and currently serves as the President of Bank First since 2015. In this role, he is responsible for driving Bank First to establish, achieve and surpass sales, profitability, and business goals. He also provides leadership and guidance to ensure the mission and core values of the organization are upheld. From 1994 to 2009, Mr. Dempsey served as Executive Vice President, Senior Credit Officer, and Regional President in a regional capacity at Associated Bank, and was a member of Associated Bank’s Corporate Executive Loan Committee, Corporate Pricing Committee, and Corporate Key Leadership Committee. Prior to his tenure at Associated Bank, Mr. Dempsey dedicated seventeen years to Firstar Bank in a variety of capacities, including Senior Credit Officer and Senior Vice President and Manager of the Fox Valley Regional Trust Division. Mr. Dempsey currently serves on the Greater Oshkosh Economic Development Finance Committee, Oshkosh Chamber Economic Development Advisory Board, President of Waterfest, Inc., and is an active EAA AirVenture volunteer and member among many other Fox Valley community organizations. Mr. Dempsey graduated from the University of Wisconsin Oshkosh with a Bachelor of Science degree in Political Science and his Master’s degree in Business Administration. Mr. Dempsey became a director of BFC and Bank First in 2014, and also serves on Bank First’s Senior Management Team. The BFC board of directors has determined that Mr. Dempsey is qualified to serve as a director based upon his position with Bank First and his many years of experience in banking.
Robert D. Gregorski
Mr. Gregorski is the founder and principal of Gregorski Development, LLC, a commercial real estate development company based in Menasha, Wisconsin. Formed in 2002, the company’s portfolio of properties has grown to include single tenant retail buildings, multi-tenant retail buildings, ground-leased properties, vacant commercial land, and multi-family residential property. In his role as a real estate developer, Mr. Gregorski is involved in all aspects of the sale, purchase, and development of commercial properties, including site identification and acquisition, entitlement, due diligence, financing, construction, and property management. He has formed strategic alliances with many contacts in the industry and focuses on maintaining the utmost integrity with every project. Previously, Mr. Gregorski served as a partner at Alpert & Gregorski, LLP, a personal injury law firm based in Manitowoc which served clients throughout northeast Wisconsin. Mr. Gregorski received his Bachelor of Arts Degree from the University of Wisconsin, Madison in 1984. He also received his Juris Doctor degree from the University of Wisconsin Law School in 1988. Mr. Gregorski became a director of BFC and Bank First in October 2010. Mr. Gregorski brings to the BFC board of directors extensive experience and expertise in real estate development. The knowledge garnered throughout his tenure with Gregorski Development, LLC positions him to be a valuable asset in a variety of contexts and committee roles, including analyzing Bank First’s commercial real estate loan portfolio and assisting in site selection and development of new bank branches.
Judy L. Heun
Mrs. Heun is the Vice President and Controller for Kohler Company’s Kitchen & Bath North America sector, a position she has held since 2017. In this role, she is accountable for the financial results of a multi-billion dollar international company. She also advises and directs the company leadership of the financial implications of various investments. Prior to that, she served as the Director of Corporate Administrative Accounting for the Kohler Company from 2001 to 2017. She is an accomplished leader with 30 years of experience in various aspects of finance and operations with a professional skillset in planning, forecasting, accounting, internal controls, and continuous improvement. She is invested in the Plymouth community with active involvement in her church and local soccer program, recently serving on both the school and soccer boards. She served as the finance committee chair for the St. John the Baptist school board for six years, and served as a board member, treasurer, and team manager of the Plymouth Soccer Club. Mrs. Heun graduated from the University of Wisconsin-Milwaukee in 1988 with a Bachelor of Business Administration degree in Finance. She earned her Master’s degree in Business Administration from Marquette University in 1997. Mrs. Heun brings a demonstrated history of strong financial discipline to BFC, as well as a wealth of experience in the areas of financial planning, forecasting, costing, and all other financial accounting processes.
Michael B. Molepske
Mr. Molepske is currently the President and Chief Executive Officer of BFC and Chief Executive Officer of Bank First. In these roles, he is responsible for providing strategic leadership by working with the BFC board of directors and the Senior Management team to establish long-term goals, growth strategies, and policies and procedures for BFC and Bank First. Mr. Molepske’s primary objective is to ensure Bank First’s affairs are carried out competently, ethically, in accordance with the law, and in the best interest of employees, customers, and shareholders. In 2005, Mr. Molepske joined Bank First as the Senior Loan Officer and Regional President. In this role, he was responsible for overseeing and maintaining the integrity of Bank First’s loan portfolio by ensuring proper compliance with all lending policies and procedures. In 2008 and 2010, respectively, Mr. Molepske was appointed to his current roles as Chief Executive Officer and President of the BFC. From 1988 to 2005, Mr. Molepske served as a Credit Analyst, Business Banker, Senior Loan Officer, and Market President at Associated Bank, where he was responsible for overseeing the Lakeshore Region’s commercial banking, private banking, credit administration, and treasury management functions. Mr. Molepske currently serves on the board of directors for RCS Foundation, Rahr-West Art Museum Charitable Foundation, Inc., and American Barefoot Club, a division of USA Water Ski. He is a director and treasurer of the Bank’s data processing subsidiary, UFS, LLC, as well as a director of Ansay & Associates, LLC. He is also a director and President of TVG Holdings, Inc., Bank First’s wholly-owned subsidiary that holds Bank First’s investment in Ansay & Associates, LLC. Mr. Molepske also serves as President of Veritas Asset Holdings, LLC, BFC’s troubled asset liquidation subsidiary. Mr. Molepske graduated from the University of Wisconsin, Madison with Bachelor of Science degree, with majors in Finance and Management Information Systems. He later earned his Masters of Business Administration degree from the University of Wisconsin, Milwaukee. Mr. Molepske became a director of BFC and Bank First in 2008. He is also a member of Bank First’s Senior Management Team. The BFC board of directors believes Mr. Molepske is qualified to serve as a director as Mr. Molepske is a proven leader with the vision and ability to successfully execute Bank First’s strategic initiatives. His attention to detail and extensive knowledge of the financial sector enables him to anticipate change and quickly adapt in a highly dynamic industry, and under his leadership, Bank First has experienced exceptional growth, strong asset quality, and profitability.

Katherine M. Reynolds
Ms. Reynolds is a partner in the law firm of Michael Best & Friedrich, LLP and has been practicing law for over 40 years. Her practice concentrates primarily on wealth planning and local government law, serving clients throughout northeast Wisconsin. As a member of her firm’s Wealth Planning Special Practice Group, she provides strategic advice on wealth preservation for future generations by implementing her clients’ plans for estate planning and probate matters, and trust creation and administration. In addition, Ms. Reynolds has experience representing villages, towns and sanitary districts in northeast Wisconsin, where her representation includes a full complement of municipal services and advice, including ordinance drafting and enforcement, contract negotiation and drafting, zoning and land use issues, and analysis and advice on conflict of interest and ethics matters. She has held a leadership position in her law firm by serving as the Chair of the firm’s Elder and Disability Law Focus Group and as the Manitowoc office representative of the firm’s Community Outreach Committee. Ms. Reynolds’ community activities include serving as a member of the board of directors of the Manitowoc Symphony Orchestra, member and Chair of the Manitowoc County Ethics Committee, and member and Secretary of the St. Francis of Assisi Parish Finance Council. Ms. Reynolds received her Bachelor of Science, magna cum laude, from Saint Mary’s College, Notre Dame, Indiana. She received her Juris Doctor degree from the University of Wisconsin. Ms. Reynolds is a member of the American Bar Association and State Bar of Wisconsin. Ms. Reynolds has been a director of BFC and Bank First since 1992. Ms. Reynolds brings to the BFC board of directors significant legal experience and expertise, having spent her entire professional career in private practice in Manitowoc County. Her legal background and experience and attention to detail add great value to the BFC board of directors, most notably in her role as Chair of the Governance and Nominating Committee.
David R. Sachse
Mr. Sachse is President and Owner of Landmark Consultants, Inc., a consulting, research, and entrepreneurship business formed in 1993. In that role, he has been involved in eight successful entrepreneurial ventures. Additionally, Mr. Sachse serves as minority owner and/or advisor to five successful ventures in eastern Wisconsin, including Nutrients, Milwaukee Forge, Heresite, DRS Central, and Terra Compactor, where he provides financial and operational counsel to these companies. Mr. Sachse also currently serves as Chairman of the Board of Directors of Landmark Group, Inc. and its wholly-owned subsidiary HTT, Inc., a company that designs and manufactures dies and metal stampings. At HTT, Inc., Mr. Sachse directed a strategic acquisition that resulted in significant growth in sales as well as numerous operational efficiencies and capabilities for the company. Mr. Sachse also served as President of Polar Ware/Stoelting from 2002  –  2012. Under his direction, the company became a leading manufacturer of stainless steel ice cream machines, cheese processing equipment, and industrial washers and dryers in North America, reporting over $90 million in annual sales. Mr. Sachse led an effort to position Polar Ware/Stoelting for sale, and in 2012, it was acquired by The Vollrath Company. Mr. Sachse currently serves on the board of directors for the Sheboygan County Economic Development Corporation and is an active member of the Sheboygan County Economics Club. Mr. Sachse also currently serves on the board of directors of Ansay & Associates, LLC, an independent insurance agency in Wisconsin. Mr. Sachse graduated from the University of Wisconsin, Milwaukee in 1977 with a Bachelor of Science in Marketing and Finance. Mr. Sachse became a director of BFC and Bank First in June 2010. With his extensive background in financial planning and analysis, internal audit and compliance, and acquisition structuring, Mr. Sachse offers a diverse range of business skills to BFC.
Peter J. Van Sistine
Mr. Van Sistine is a Senior Vice President at Q2 where his primary concentration is maintaining Q2’s leadership position in Financial Experience and Digital Banking offerings. It is a combination of culture, leadership, as well as the best-in-breed product and team that motivated Mr. Van Sistine to join the Q2 family. Mr. Van Sistine has more than 40 years of experience in financial technology and services. Prior to Q2, he was Executive Vice President of Sales at FIS for 27 years. His relentless focus on growth, efficiency and profitability strategies assisted banks and credit unions in capitalizing on market opportunities to grow stronger and enhance the overall value of their institutions. Previously, he served as Senior Vice President of Metavante Corporation. He joined Metavante in 1991, as Vice President of Retail Strategy, designing and delivering sales and service technology solutions for financial services companies. Performing in many capacities, he later served as Senior Vice President of Business Development as well as the Senior Vice President of Marketing and Sales. Mr. Van Sistine began his career with a community financial institution that grew from three locations and $157 million in total assets, ultimately becoming the number one retail bank in Wisconsin with north of  $5 billion in assets. Mr. Van Sistine also garnered a strong understanding of major financial technologies, including: CRM, Electronic Banking, Data Warehousing, and Executive Information Solutions. He has deep roots in community banking, having served in many capacities while at Valley Bank in Appleton, Wisconsin. Mr. Van Sistine attended both the University of Wisconsin and Northwestern University’s J.L. Kellogg Graduate School of Management. He became a director of Bank First in September 2017 and was elected to the BFC board of directors in 2018. Mr. Van Sistine brings to the BFC board of directors extensive experience and expertise in the financial technology sector as well as a strategic and visionary approach to leadership.
Robert J. Wagner
Before his retirement, Mr. Wagner formerly served as President of Weyauwega Milk Products and Chairman of the Board of Directors of Trega Foods, a leading cheese maker whose primary products include cheddar, mozzarella, provolone, and dairy ingredients. Mr. Wagner, a third-generation cheese maker, joined the family business Weyauwega Milk Products in 1976 after serving in the United States Army. During his tenure with the company, Mr. Wagner started at the bottom as a General Laborer, and worked his way up to President of the company in 1984, where he served for another 20 years. During his tenure as President, Mr. Wagner grew the company and positioned it for the successful merger of Simons Specialty Cheese in 1998 and the acquisition of Krohn Dairy in 2000. In 2003, the company underwent a name change and became Trega Foods. In 2004, Mr. Wagner was named Chairman of the Board of Directors of Trega Foods. He served in this role until 2008 when the company was sold to Agropur Cheese. Active in his community, Mr. Wagner has served on the board of directors for the International Dairy Foods Association, Wisconsin Dairy Products, and Riverside Medical Center of Waupaca. He also serves on the Trinity Lutheran Church Council. Mr. Wagner received his Bachelor of Arts degree from Augustane College, Sioux Falls in 1971. He earned his Masters of Science in Accounting from the University of Wisconsin, Madison in 1975 and received his CPA designation in 1981. Mr. Wagner served on the board of directors of First National Bank of Waupaca from 2012 to 2017. He became a director of Bank First in September 2017 and was elected to the BFC board of directors in 2018. With his extensive background in operations, supply chain management, and merger and acquisition structuring, Mr. Wagner adds significant strategic depth to the BFC board of directors.
Executive Officers
The following individual is the current executive officer of BFC and/or Bank First who is not a director.
Kevin M. LeMahieu
Mr. LeMahieu joined BFC and Bank First in August 2014 as Chief Financial Officer. In this role, he oversees Bank First’s finance and reporting functions. Mr. LeMahieu brings to BFC significant financial expertise, having served his entire professional career in the public accounting and finance fields. During his nine-year tenure with Beene Garter LLP from 1995 to 2004, Mr. LeMahieu was responsible for managing audit and review teams on engagements for clients in a variety of industries. He was also a member of the efficiency task force, a group responsible for analyzing the firm’s audit and review approach and recommending solutions to maximize departmental efficiency. From 2004 to 2014, Mr. LeMahieu served in the capacities of Assurance Services Senior Manager and Director with CliftonLarsonAllen LLP, where he was responsible for managing audit and review teams on engagements for clients, working primarily with financial institutions. He also consulted with clients to provide cost and profit analysis, strategic merger guidance, accounting pronouncement interpretation, and internal control system guidance. Mr. LeMahieu graduated from Calvin College with a Bachelor of Science degree in Accountancy. He currently is a member of the Sheboygan County Economics Club, Wisconsin Bankers Association, American Institute of Certified Public Accountants and Wisconsin Institute of Certified Public Accountants. He earned his Certified Public Accountant designation in 1996 and is currently licensed in Wisconsin.

Officers of the Board of Directors
Chairman: Michael G. Ansay
President and Chief Executive Officer: Michael B. Molepske
Chief Financial Officer: Kevin M. LeMahieu
Executive Officer and President of the Bank: Michael P. Dempsey
Corporate Secretary and General Counsel: Kelly M. Dvorak
During the previous 10 years, no director, person nominated to become a director, or executive officer of BFC was the subject of any legal proceeding that is material to an evaluation of the ability or integrity of any such person.
Corporate Governance
Board Leadership Structure
BFC is committed to strong board leadership. Currently, the roles of Chairman of the BFC board of directors and Chief Executive Officer are held by different individuals. Mr. Ansay serves as Chairman of the board of directors, and Mr. Molepske serves as Chief Executive Officer and President. It is BFC’s view that structuring the board leadership in this way allows for the most effective communication between the board and Senior Management, as well as consistent leadership and cohesive strategic planning. From time to time, the board leadership structure will be re-evaluated to ensure that it continues to be the most effective approach in serving BFC’s goals.
Role of Board in the Oversight of Risk
The BFC board of directors takes an active role in overseeing all areas of risk to BFC, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk, and operational risk. This oversight is done through various board committees, all of whom report directly to the board. The BFC board of directors approves policies that set operational standards and risk limits at Bank First, and any changes to Bank First’s risk management program require approval by Bank First’s board of directors. Management is responsible for the implementation, integrity and maintenance of BFC’s risk management systems ensuring the directives are implemented and administered in compliance with the approved policy. In addition, Bank First has established the role of an Enterprise Risk Officer, who has been charged with forming and leading the Enterprise Risk Management Committee. This new role and committee has assisted Bank First and BFC in more effectively assessing and managing risk to all segments of Bank First’s operations, as well as developing and implementing improved processes to reduce identified risks.
Cybersecurity and Information Security Risk Oversight
The BFC board of directors recognizes the importance of maintaining the trust and confidence of its customers, clients, and employees, and devotes significant time and attention to oversight of cybersecurity and information security risk. In particular, the BFC board of directors and Senior Management each receives regular reporting on cybersecurity and information security risk, as well as presentations throughout the year on cybersecurity and information security topics. BFC’s Governance and Nominating Committee also annually reviews and approves BFC’s Information Security Policy. In 2019, BFC updated its Enterprise Risk Management Committee’s charter to make explicit the Committee’s responsibility for reviewing cybersecurity and information security as well as steps taken by management to understand and mitigate such risks. At least twice each year, the BFC board of directors discusses cybersecurity and information security risks with the Information Security Officer. The BFC board of directors received quarterly updates on cybersecurity and information security risk in 2018.
Board Self-Evaluation
The BFC board of directors undertakes an evaluation process on an annual basis, using an evaluation platform designed by an independent third party. Each director evaluates his or her own performance, as well as the performance of his or her fellow directors. The evaluations are reviewed by the Chairman of the board, and the aggregated results are shared and discussed by the board as a whole. The evaluation process improves the overall effectiveness of the board by identifying its strengths, as well as areas for which additional training may be needed.

Director Independence
The BFC board of directors has evaluated the independence of its directors in accordance with the Nasdaq rules and applicable rules and regulations of the SEC. BFC’s corporate governance guidelines and principles and the Nasdaq rules require that a majority of the board of directors be composed of directors who meet the requirements for independence established by these standards. Based on those standards, the BFC board of directors has determined that Mr. Brisch, Ms. Heun, Ms. Reynolds, Mr. Sachse, Mr. Van Sistine, and Mr. Wagner do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of those directors is independent as that term is defined by the Nasdaq rules and applicable rules and regulations of the SEC. The BFC board of directors has also determined that Mr. Ansay, Mr. Dempsey, Mr. Gregorski, and Mr. Molepske do have relationships that may give the appearance of interfering with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of those directors is not independent as the term is defined by the Nasdaq rules and applicable rules and regulations of the SEC. Mr. Dempsey and Mr. Molepske are not independent because they are executive officers of BFC and of Bank First. Mr. Ansay is not independent because he is the Chief Executive Officer of Ansay & Associates, LLC, an affiliate of Bank First. Mr. Gregorski is not independent because he currently owns, or has owned within the last three years, properties used as Bank First branches for which Bank First made lease payments in excess of  $120,000 annually. The BFC board of directors has further determined that each director who serves on the Audit, Compensation and Retirement, and Governance and Nominating Committees satisfies the independence requirements for such committees in accordance with the Nasdaq rules and applicable rules and regulations of the SEC.
Director qualifications
BFC believes that its directors should have the highest professional and personal ethics and values, consistent with its longstanding values and standards. They should have broad experience at the policy-making level in business, government or civic organizations. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on their own unique experience. Each director must represent the interests of all shareholders. When considering potential director candidates, the BFC board of directors also considers the candidate’s independence, character, judgment, diversity, age, skills, including financial literacy, and experience in the context of BFC’s needs and those of its board. While BFC has no formal policy regarding the diversity of its board of directors, the board may consider a broad range of factors relating to the qualifications and background of director nominees, which may include personal characteristics. The BFC board of directors’ priority in selecting board members is the identification of persons who will further the interests of BFC’s shareholders through his or her record of professional and personal experiences and expertise relevant to BFC’s growth strategy.
Code of Business Conduct and Ethics
BFC has adopted a Code of Business Conduct and Ethics, which applies to all directors, officers, and employees. The Code of Business Conduct and Ethics is posted on Bank First’s website, www.bankfirstwi.bank, under the Investor Relations tab. All directors, officers, and employees of BFC are also subject to an Insider Trading Policy, governing trading of BFC’s securities. This policy can also be found under the Investor Relations tab of Bank First’s website.
Committees of the Board of Directors
BFC has standing Audit, Compensation and Retirement, Executive, and Governance and Nominating Committees of the board of directors. Each committee operates under a written charter adopted by the BFC board of directors. You may review each of these charters under “Corporate Profile — Governance Documents” on the Investor Relations section of Bank First’s website at www.bankfirstwi.bank.

Meeting Attendance
The BFC board of directors holds regularly scheduled quarterly meetings for the BFC board and monthly meetings for the Bank First board. Both boards also hold annual organizational meetings and annual shareholder meetings. The Audit Committee meets on a quarterly basis. The Compensation and Retirement Committee and Executive Committee meet at least twice yearly. The Governance and Nominating Committee meets on a monthly basis.
In 2018, the BFC board of directors held twelve (12) meetings, and all incumbent directors attended at least 75% of the aggregate number of board meetings and meetings of the committees on which they served.
Board Committee Composition
	Director			Committee Memberships*
Name	Age	Since	Independent	AC	CC	GN	EC
Michael G. Ansay	65	2010	No
Donald R. Brisch	67	2006	Yes	M	C	M	C
Michael P. Dempsey	66	2014	No
Robert D. Gregorski	57	2010	No
Judy L. Heun(1)	53	NEW	Yes	M			M
Michael B. Molepske	58	2009	No
Katherine M. Reynolds	68	1992	Yes		M	C	M
David R. Sachse	65	2010	Yes	C			M
Peter J. Van Sistine	62	2018	Yes		M		M
Robert J. Wagner	69	2018	Yes	M		M	M

(1)
Mrs. Heun will serve on the Audit Committee and the Executive Committee of if she is elected to the BFC board of directors at the 2019 BFC annual meeting of shareholders.

AC:   Audit Committee
CC:   Compensation & Retirement Committee
GN:   Governance & Nominating Committee
EC:   Executive Committee
C:   Chair
M:   Member
*
All voting members of the above-listed committees are independent directors. Kelly M. Dvorak serves as the non-voting Corporate Secretary for each committee.

Audit Committee
The purpose of the Audit Committee is to assist the BFC board of directors in overseeing the quality and integrity of BFC’s financial statements; BFC’s compliance with legal and regulatory requirements; the independent auditor’s qualifications and independence; the performance of BFC’s internal audit function and independent auditors; and other financial matters. Among other things, the Audit Committee has the authority to:
•
retain, evaluate and, as necessary, terminate BFC’s independent auditors;*

•
review and approve the scope of the annual internal and external audits;

*
Matters with respect to which the Audit Committee has sole authority to act.

•
review and pre-approve the engagement of BFC’s independent auditors to perform non-audit services and the related fees;*

•
meet independently with BFC’s internal auditors, independent auditors, and Senior Management;

•
review the integrity of BFC’s financial reporting process;

•
review BFC’s financial statements and disclosures; and

•
review disclosures from BFC’s independent auditors regarding compliance with the independence standards of the American Institute of Certified Public Accountants, SEC, and appropriate banking regulations.

The Audit Committee is authorized to obtain advice and assistance from, and receive appropriate funding from BFC for, independent outside legal, accounting, and other professional advisors as the Audit Committee deems appropriate to fulfill its responsibilities.
BFC’s Audit Committee is comprised of Mr. David R. Sachse, Mr. Donald R. Brisch, and Mr. Robert J. Wagner. Each of the members of the Audit Committee meets the independence requirements of the rules of Nasdaq and applicable rules and regulations of the SEC. During 2018, the Audit Committee held five (5) meetings.
Mr. David R. Sachse serves as the Chair of the Audit Committee and is designated as the Committee’s financial expert as defined under the SEC rules, and possesses financial sophistication as defined under the rules of Nasdaq, based on his extensive experience with financial reporting and analysis. In addition, the BFC board of directors believes that each member has sufficient knowledge and experience of financial and auditing matters to serve on the Audit Committee.
Compensation and Retirement Committee
The Compensation and Retirement Committee is primarily responsible for administering BFC’s compensation program. Consequently, the Compensation and Retirement Committee approves all elements of the compensation program including cash compensation, equity compensation, and other benefits. Under the Committee’s charter, its duties include:
•
overseeing BFC’s compensation philosophy, compensation programs and retirement programs, including making recommendations and proposals concerning employee benefits;

•
ensuring that a compensation market analysis is completed for the directors and members of Senior Management by a third-party service provider as the Committee deems necessary, but at least every three (3) years, and making recommendations to the BFC board based on the analysis;

•
retaining or obtaining the advice of a compensation consultant, legal counsel, or other advisor, as necessary;

•
overseeing BFC’s regulatory and legal compliance with respect to compensation plans;

•
determining, or recommending to the BFC board for determination, the compensation of non-employee directors;

•
conducting the formal performance evaluation of the Chief Executive Officer of BFC and Bank First;

•
overseeing the evaluation of the BFC board members;

•
reviewing the recommended salaries, bonuses and long-term incentive compensation for Senior Management;

•
approving the recommended salary, bonus, long-term compensation, and other compensation for the Chief Executive Officer; and

•
approving the corporate goals and metrics, profit sharing contribution, retirement plan match and overall salary compensation for all BFC employees on an annual basis.

The Committee grants sole discretion for market-based compensation adjustments and long-term incentive stock grants for employees who are not members of Senior Management to the Chief Executive Officer and Vice President of Human Resources. BFC’s Compensation and Retirement Committee is comprised of Mr. Donald R. Brisch, Ms. Katherine M. Reynolds and Mr. Peter J. Van Sistine. Each of the members of the Compensation and Retirement Committee meets the independence requirements of the rules of Nasdaq and applicable rules and regulations of the SEC. During 2018, the Compensation and Retirement Committee held four (4) meetings.
Compensation Committee Interlocks and Insider Participation:
In 2018, Mr. Donald R. Brisch, Ms. Katherine M. Reynolds, and Mr. Peter J. Van Sistine served on BFC’s Compensation and Retirement Committee. No member of BFC’s Compensation and Retirement Committee (i) is or has ever been an officer or employee of BFC or Bank First, (ii) was, during the last completed fiscal year, a participant in any related party transaction requiring disclosure under “Certain Relationships and Related Party Transactions,” except with respect to loans made to such committee members in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties or (iii) had, during the last completed fiscal year, any other interlocking relationship requiring disclosure under applicable SEC rules.
Executive Committee
The Executive Committee is a forum for discussion of matters of policy, practice, and long-term planning. The Committee consists of only independent directors and can be called at the request of any two members, but at least twice annually. The BFC Executive Committee is comprised of Mr. Donald R. Brisch, Ms. Katherine M. Reynolds, Mr. David R. Sachse, Mr. Peter J. Van Sistine, and Mr. Robert J. Wagner. Each of the members of the Executive Committee meets the independence requirements of the rules of Nasdaq and applicable rules and regulations of the SEC. During 2018, the Executive Committee held five (5) meetings.
Governance and Nominating Committee
The purpose of the Governance and Nominating Committee is to review candidates for membership on the BFC board, recommend individuals for nomination to the BFC board, and prepare and periodically review with the entire BFC board of directors a list of general criteria for board nominees. In order to be considered for nomination to an additional term on the BFC board, the Committee shall ensure that the individual continues to meet the criteria established for nominees to the BFC board. The Committee is also charged with overseeing the corporate governance of BFC and Bank First, including reviewing the BFC Bylaws, reviewing the appropriateness and scope of all BFC and Bank First policies, and making recommendations concerning policy changes. The primary duties and responsibilities of the Committee include the following, pursuant to its charter:
•
making recommendations to the BFC board regarding the size and composition of the board;

•
establishing and recommending to the BFC board criteria for the selection of new directors;

•
identifying and recruiting board candidates, consistent with criteria approved by the BFC board;

•
recommending to the BFC board candidates for board membership;

•
selecting the director nominee(s) for the next annual meeting of shareholders;

•
determining the appropriate committee structure of the BFC board;

•
reviewing all BFC and Bank First policies requiring board approval on an annual basis;

•
making recommendations to the BFC board concerning policy changes;

•
overseeing the corporate governance of BFC and Bank First;

•
reviewing the Bylaws of BFC and Bank First as necessary; and

•
ensuring complete and accurate reporting to the SEC and other regulatory bodies as required by law.

The Governance and Nominating Committee will consider nominees recommended by (i) any current director, (ii) BFC’s executive officers, and (iii) any BFC shareholder, provided that such shareholder’s recommendations are made in accordance with the BFC Bylaws. Shareholder nominees that comply with the BFC Bylaws will receive the same consideration that nominees from other sources receive. One or more members of the Governance and Nominating Committee will interview the selected nominees and make recommendations to the BFC board of directors.
When considering and evaluating nominees, the Committee will consider the following factors:
•
Professional experience and core competencies

•
Knowledge of the banking and finance industry

•
Personal, professional, and financial integrity

•
Ability and willingness to attend Board and committee meetings and actively participate therein

•
Other board memberships

•
Community involvement

•
Any potential conflicts of interest and/or affiliate relationships

•
Diversity in race, ethnicity, gender, and age

•
Diversity in geography, professional experience, and industry

BFC’s Governance and Nominating Committee is comprised of Mr. Donald R. Brisch, Ms. Katherine M. Reynolds and Mr. Robert J. Wagner. Each of the members of the Governance and Nominating Committee meets the independence requirements of the rules of Nasdaq and applicable rules and regulations of the SEC. During 2018, the Governance and Nominating Committee held eleven (11) meetings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
OF BANK FIRST NATIONAL CORPORATION
Under SEC rules, beneficial ownership includes any shares of common stock which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. The following table set forth certain information as to the number and percentage of shares of common stock beneficially owned as of April 1, 2019, (i) by each person known by BFC to own beneficially more than 5% of BFC’s outstanding shares of common stock, (ii) by each of BFC’s directors and executive officers, and (iii) by all directors and executive officers as a group.
Beneficial Owner	Number of Shares(a)(b)	Percent of Class(c)
Directors:
Michael G. Ansay	86,033(d)	1.3
Donald R. Brisch	8,738(e)	*
Michael P. Dempsey (Executive Officer)	64,042(f)	*
Robert D. Gregorski	20,238(g)	*
Judy L. Heun	0(h)	*
Michael B. Molepske (Executive Officer)	96,015(i)	1.5
Katherine M. Reynolds	9,576(j)	*
David R. Sachse	9,562(k)	*
Peter J. Van Sistine	5,301(l)	*
Robert J. Wagner	44,107(m)	*
Executive Officers who are not Directors:
Kevin M. LeMahieu	14,781(n)	*
All Directors and Executive Officers of BFC	358,393	5.4
Other Material Shareholders:
Richard S. Molepske	491,600(o)	7.5

(a)
Beneficial ownership is determined in accordance with rules of the SEC and includes voting or investment power to the securities. Except as disclosed in the footnotes to this table and subject to applicable community property laws, BFC believes that each beneficial owner identified in the table possesses sole voting and investment power over all its shares of common stock shown as beneficially owned by the beneficial owner.

(b)
This amount includes shares allocated to participant accounts within the ESOP. The shares allocated to participant accounts within the ESOP as of April 1, 2019 are as follows: Michael B. Molepske: 32,730; Michael P. Dempsey: 29,962; Kevin M. LeMahieu: 7,745.

(c)
Percentage ownership is based on 6,577,044 shares of common stock issued and outstanding as of April 1, 2019. The asterisk (*) represents less than 1% of the total number of shares of common stock outstanding as of April 1, 2019.

(d)
Shares held in trust: 17,900; shares held as custodian: 2,650; shares held directly: 65,121; unvested shares from equity awards: 362.

(e)
Shares held directly: 8,376; unvested shares from equity awards: 362.

(f)
Shares held directly: 56,670; unvested shares from equity awards: 7,372.

(g)
Shares held directly: 19,876; unvested shares from equity awards: 362.

(h)
Director nominee.

(i)
Shares held in trust: 8,461; shares held directly: 75,109; unvested shares from equity awards: 12,445.

(j)
Shares held directly: 9,214; unvested shares from equity awards: 362.

(k)
Shares held directly: 9,200; unvested shares from equity awards: 362.

(l)
Shares held directly: 5,000; unvested shares from equity awards: 301.

(m)
Shares held directly: 43,806; unvested shares from equity awards: 301.

(n)
Shares held directly: 10,028; unvested shares from equity awards: 4,753.

(o)
The information contained herein is based on information provided by the respective individual as of April 1, 2019. The address for Richard S. Molepske is 9102 S. Lake Drive, Manitowoc, Wisconsin 54220.

BANK FIRST NATIONAL CORPORATION EXECUTIVE COMPENSATION
Director Compensation
The Compensation and Retirement Committee of BFC reviews the compensation paid to non-employee directors annually. BFC’s objective for compensation of its directors is to pay at or near the 75th percentile of its peer group with direct compensation. Direct compensation includes annual retainer fees and long-term incentive stock (equity ownership). Every three years, a compensation analysis is completed by a third-party consultant, specializing in executive and board compensation. In October 2018, BFC’s third-party consultant, The McLagan Group, recommended an increase in direct compensation for the BFC board of directors to better align with BFC’s compensation philosophy. The Compensation and Retirement Committee recommended, and the BFC board of directors approved, (i) decreasing the annual retainer fee for all directors from $32,000 to $10,000, (ii) increasing the annual stock awards from $10,000 to $45,000, (iii) increasing the annual retainer fee for the Chairman of the BFC board of directors from $15,000 to $23,000, and (iv) increasing the annual fee for the Chairman of BFC’s Audit Committee from $5,000 to $6,500. These changes will take effect in May, 2019. Mr. Molepske and Mr. Dempsey do not receive additional compensation for serving as directors.
Current Compensation Structure for Non-Employee Directors (2018)
Base annual retainer	$32,000
Annual stock awards	$10,000
Annual Chair of the Board retainer	$15,000
Annual Audit Committee Chair retainer	$5,000
Annual Compensation and Retirement Committee Chair retainer	$5,000
Annual Governance and Nominating Chair retainer	$5,000
Fiscal Year 2018 Non-Employee Director Compensation
Director	Fees Earned or Paid in Cash ($)	Stock Awards(a) ($)	All Other Compensation(b) ($)	Total Compensation ($)
Michael G. Ansay	47,000	10,000	151	57,151
Donald R. Brisch	37,000	10,000	151	47,151
Robert D. Gregorski	32,000	10,000	151	42,151
Katherine M. Reynolds	37,000	10,000	151	47,151
David R. Sachse	37,000	10,000	151	47,151
Peter J. Van Sistine	32,000	6,696	40	38,736
Robert J. Wagner	32,000	6,696	40	38,736

(a)
On May 23, 2018, BFC granted restricted stock to its non-employee directors pursuant to its 2011 Equity Plan (“Equity Plan”). Each director, with the exception of Mr. Van Sistine and Mr. Wagner, received 185 shares of restricted stock at a fair value price of  $54.00 per share, which restricted shares vest on the one-year anniversary of the grant. Mr. Van Sistine and Mr. Wagner joined the BFC board of directors in August 2017 and each received a prorated grant of 124 shares of restricted stock, which vest on the one-year anniversary of the grant. Stock award values are computed in accordance with the FASB ASC Topic 718. Including the stock awards granted on March 1, 2019, each of BFC’s non-employee directors holds the following number of unvested stock awards: Mr. Ansay, 362; Mr. Brisch, 362; Mr. Gregorski, 362; Ms. Reynolds, 362; Mr. Sachse, 362; Mr. Van Sistine, 301; and Mr. Wagner, 301.

(b)
Reflects dividends paid on unvested stock awards.

Non-Qualified Deferred Compensation for Directors and Executive Officers
BFC’s Deferred Compensation Plan is unfunded and unsecured. It allows directors and executive officers to defer a specific percentage or dollar amount (contributions) of their retainer fees, up to 100%. Earnings are notional gains or losses credited or debited to the participant’s account based on changes in the value of BFC’s common stock including dividends paid. Bank First does not contribute to the Deferred Compensation Plan or guarantee any returns on director contributions.
When a participant elects to participate in the Deferred Compensation Plan, he or she must specify the percentage or dollar amount of their retainer fee to be deferred, and the timing of the distributions. The total deferred compensation to be paid to a participant shall be an amount equal to his or her deferral account balance as of the close of the Plan year during which he or she retires, terminates, or becomes disabled or upon death. No withdrawals are permitted prior to the previously elected distribution date, other than “hardship withdrawals” as permitted by applicable law.
On February 19, 2019, the BFC board of directors voted to terminate the Non-Qualified Deferred Compensation Plan, effective March 1, 2019. Distributions will be made to participants according to the terms of the plan by March 1, 2020.
Director and Executive Officer Stock Ownership
To align the interests of BFC’s directors and shareholders, the BFC board of directors believes that directors and executive officers should have a significant stake in BFC. Each director and executive officer must own BFC shares equal in value to a minimum of five times the base annual retainer fees payable to him or her. New directors and executive officers have five years to meet the requirement. All of BFC’s directors and executive officers have complied with its stock ownership policy in the fiscal year 2018.
Named Executive Officer Compensation
This table contains information about compensation awarded to BFC’s Named Executive Officers for the fiscal years ended December 31, 2018 and 2017.
2018 Summary Compensation Table
Name & Principal Position	Year	Salary(a) ($)	Bonus ($)	Stock Awards(b) ($)	All Other Compensation(c) ($)	Total Compensation ($)
Michael B. Molepske Chief Executive Officer (Director)	2018	425,015	233,091	233,274	37,701	929,081
	2017	413,221	206,611	165,288	38,576	823,696
Michael P. Dempsey President (Director)	2018	295,665	115,380	115,505	12,554	539,104
	2017	288,220	95,013	95,013	13,820	492,066
Kevin LeMahieu Chief Financial Officer	2018	206,000	89,157	89,177	2,776	387,110
	2017	194,750	68,163	68,163	2,638	333,714

(a)
Reflects the named executive officers’ actual salary earned in 2018.

(b)
Restricted stock awards are granted in March of each year for the performance results of the prior year pursuant to BFC’s 2011 Equity Plan. These awards vest equally over five years from the date of grant. The grant date fair value of the restricted stock awards is based on the fair market value of a share of BFC stock on the grant date, computed in accordance with the FASB ASC Topic 718.

(c)
Details regarding all other compensation are set forth in the table below.

All Other Compensation
Named Executive Officer	Excess Benefit Plan ($)(a)	Dividends on Unvested Stock Awards ($)	Business Development ($)
Michael B. Molepske	29,000	8,701	—
Michael P. Dempsey	—	5,554	7,000
Kevin M. LeMahieu	—	2,776	—
(a)
In 2012, the Compensation and Retirement Committee of BFC adopted an excess benefit plan for Michael B. Molepske. The plan was designed solely for the purpose of providing benefits to Michael B. Molepske in excess of the limitations on contributions and benefits imposed by section 415 of the Internal Revenue Code of 1986. In 2018, $29,000 was contributed as other compensation through this plan.

Summary of Material Components of Compensation Program
BFC’s executive compensation philosophy is intended to provide a total compensation package that is competitive with market practice while varying awards to recognize BFC and individual performance. The objective is to provide competitive pay for achieving performance goals consistent with BFC’s business objectives and its performance compared to the performance of other financial institutions. BFC’s philosophy is that actual compensation should exceed market when superior performance is achieved and be lower than market when performance falls below expectations.
•
Base Salaries — In order to reward and retain its top talent, BFC’s philosophy is for base salaries to approximate the 50th – 75th percentile of its top performing bank peers. While BFC takes into consideration other factors in determining total compensation, base salaries, which have a more immediate impact, must be competitive to attract and retain talent.

•
Short-Term Incentives — BFC’s annual bonus program is based on its and the executive’s prior year’s performance and requires the executive officer to meet or exceed pre-established annual performance targets, such as return on assets, assets per FTE and earnings per share.

•
Long-Term Incentives — The purpose of the Equity Plan is to provide financial incentives for selected employees of BFC, thereby promoting long-term growth and financial success by attracting and retaining employees of outstanding ability, strengthening BFC’s capacity to develop, maintain, and direct a competent management team, provide an effective means for selected employees to acquire and maintain ownership of BFC stock, motivate employees to achieve long-range performance goals and objectives, and provide incentive compensation opportunities competitive with those of equal peers. BFC provides long-term incentives in the form of restricted common stock, with a five-year vesting schedule, to encourage retention and ownership. The recipients are entitled to receive dividends during their restricted period and have the right to vote such shares of restricted stock. Awards are granted and vest on March 1st of each year and the Compensation and Retirement Committee has discretion to determine the grant and vesting date changes. If a participant terminates their employment or is terminated for cause, he or she will forfeit their unvested shares. The Chief Executive Officer has the discretion to accelerate vesting upon an employee’s retirement. Shares of restricted stock will become immediately vested upon the occurrence of a change of control of BFC.

Outstanding Equity Awards at 2018 Fiscal-Year End
	Stock Awards
Named Executive Officer	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(a)
Michael B. Molepske	1,220(b)	56,852
	2,200(c)	102,520
	2,958(d)	137,843
	3,116(e)	145,206
	3,645(f)	169,857
Michael P. Dempsey	707(b)	32,946
	1,302(c)	60,673
	2,064(d)	96,182
	2,172(e)	101,215
	2,095(f)	97,627
Kevin M. LeMahieu	630(c)	29,358
	1,089(d)	50,747
	1,244(e)	57,970
	1,505(f)	70,133

(a)
The market value of restricted stock reflects the number of shares unvested multiplied by the December 31, 2018 stock price of  $46.60. These restricted stock shares vest equally over five years from the date of grant.

(b)
The restricted shares vest on March 1, 2019.

(c)
The restricted shares vest in two approximately equal annual installments on March 1, 2019 and March 1, 2020.

(d)
The restricted shares vest in three approximately equal annual installments on March 1, 2019, March 1, 2020 and March 1, 2021.

(e)
The restricted shares vest in four approximately equal annual installments on March 1, 2019, March 1, 2020, March 1, 2021 and March 1, 2022.

(f)
The restricted shares vest in five approximately equal annual installments on March 1, 2019, March 1, 2020, March 1, 2021, March 1, 2022 and March 1, 2023.

Additional Information Regarding Stock Awards
With respect to awards granted prior to February 19, 2019, upon a change of control of BFC, outstanding equity awards will become immediately vested. With respect to awards granted on or after February 19, 2019, if an event constituting a change in control occurs and a plan participant either terminates employment for good reason (as defined in the plan) or is involuntarily terminated by BFC without cause after the change in control, the transferability and forfeitability provisions relating to restricted stock awards immediately cease to apply. If a participant terminates employment or is terminated for cause, he or she will forfeit their unvested shares. If a participant retires, then his or her equity awards may become vested at the discretion of the Chief Executive Officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Related-Party Transactions
The Audit Committee of BFC is responsible for reviewing and approving all related-party transactions, as well as reviewing the procedures used to identify related parties and any transactions with related parties. Under SEC regulations, BFC is required to disclose any transaction occurring in the last fiscal year or that is currently proposed in an amount that exceeds $120,000, in which BFC was or is a participant, and in which an executive officer or director of BFC, or an immediate family member thereof, had or will have a direct or indirect material interest. All transactions between BFC or Bank First and its executive officers, directors, principal shareholders (that BFC is aware of) and affiliates thereof, will, to the best of BFC’s efforts, contain terms no less favorable to BFC or Bank First than could have been obtained by them in arms’ length negotiations with unaffiliated persons and will be reviewed and approved by BFC’s Audit Committee. In determining whether to approve a related person transaction, BFC’s Audit Committee will consider all of the relevant and material facts and circumstances available to it, including (if applicable) but not limited to: the benefits to BFC; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and whether the terms are comparable to the terms available to unrelated third parties or to employees generally. After its review, BFC’s Audit Committee will only approve or ratify related person transactions that are (i) in, or are not inconsistent with, the best interests of BFC and its shareholders, as BFC’s Audit Committee determines in good faith, (ii) on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third person and (iii) approved or ratified by a majority of the disinterested members of BFC’s Audit Committee.
Bank First’s wholly-owned subsidiary, TVG Holdings, Inc., owns 30.0% of Ansay & Associates, LLC. Michael G. Ansay, Chairman of the BFC board of directors, is Chairman and Chief Executive Officer of Ansay & Associates.
During 2018, Bank First leased its Sheboygan office from FNB Sheboygan, LLC, an entity owned by Director Robert Gregorski. Bank First entered into the lease agreement in 2006, which was effective as of 2008, and amended in 2010. The initial lease was for a term of twenty years (with an option to purchase after ten years), and called for payments of approximately $23,120 per month. Bank First purchased the property in the spring of 2018 for $4,351,103, including lease payments made in 2018 up to the purchase. In addition, Bank First’s Appleton office is also subject to a ground lease with Gregorski Development, LLC, an entity also owned by Mr. Gregorski. Bank First entered into the lease in 2014, for an initial term of forty years. The lease calls for payments of  $6,250 per month. In 2018, Bank First paid approximately $75,000 in lease payments to the Gregorski related entities. Management believes that the terms of the lease are no less favorable to Bank First than would have been achieved with an unaffiliated third party.
BFC did not engage in any other transactions that require disclosure under SEC regulations.
Loans to Related Persons
Bank First has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with directors (including BFC’s independent directors) and executive officers of BFC and its subsidiaries, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. In addition, Bank First is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Bank First is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

In accordance with the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended, to the best of BFC’s knowledge, all loans to executive officers, directors, principal shareholders, and any affiliates thereof, are made on the same terms, including interest rates, loan fees, and collateral as those prevailing at the time for comparable transactions with the general public and do not involve more than the normal risk of repayment or present other unfavorable features. During 2018, no executive officer, director, principal shareholder (that BFC is aware of), or any affiliate of BFC or Bank First had loans outstanding at preferred interest rates from BFC or the Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF BANK FIRST NATIONAL CORPORATION
As used in the following discussion, references to “we,” “our,” “us” or “the Company” refer to Bank First National Corporation, a Wisconsin corporation, and its wholly-owned banking subsidiary, Bank First, N.A., a national banking association, unless otherwise indicated or the context otherwise requires. References to “Bank” refer to Bank First, N.A., BFC’s wholly-owned banking subsidiary.
The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods. We are a bank holding company and we conduct all of our material business operations through the Bank. As a result, the discussion and analysis above relates to activities primarily conducted at the Bank level.
We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding our cautionary disclosures, see the “Cautionary Statement Concerning Forward-Looking Statements” at the beginning of this proxy statement/prospectus.
OVERVIEW
Bank First National Corporation is a Wisconsin corporation that was organized primarily to serve as the holding company for Bank First, N.A. Bank First, N.A., which was incorporated in 1894, is a nationally-chartered bank headquartered in Manitowoc, Wisconsin. It is a member of the Federal Reserve Board, and is regulated by the OCC. Including its headquarters in Manitowoc, Wisconsin, the Bank has 18 banking locations in Manitowoc, Outagamie, Brown, Winnebago, Sheboygan, Waupaca and Barron counties in Wisconsin. The Bank offers loan, deposit and treasury management products at each of its banking locations.
As with most community banks, the Bank derives a significant portion of its income from interest received on loans and investments. The Bank’s primary source of funding is deposits, both interest-bearing and noninterest-bearing. In order to maximize the Bank’s net interest income, or the difference between the income on interest-earning assets and the expense of interest-bearing liabilities, the Bank must not only manage the volume of these balance sheet items, but also the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities. To account for credit risk inherent in all loans, the Bank maintains an ALLL to absorb possible losses on existing loans that may become uncollectible. The Bank establishes and maintains this allowance by charging a provision for loan losses against operating earnings. Beyond its net interest income, the Bank further receives income through the net gain on sale of loans held for sale as well as servicing income which is retained on those sold loans. In order to maintain its operations and bank locations, the Bank incurs various operating expenses which are further described within the “Results of Operations” later in this section.
The Bank is a 49.8% member of a data processing subsidiary, UFS, LLC, which provides core data processing, endpoint management cloud services, cyber security and digital banking solutions for over 60 Midwest banks. The Bank, through its 100% owned subsidiary TVG Holdings, Inc., also holds a 30% ownership interest in Ansay & Associates, LLC, an insurance agency providing clients primarily located in Wisconsin with insurance and risk management solutions. These unconsolidated subsidiary interests contribute noninterest income to the Bank through their underlying annual earnings.
As of December 31, 2018, the Company had total consolidated assets of  $1.79 billion, total loans of $1.43 billion, total deposits of $1.56 billion and total stockholders’ equity of $174.3 million. The Company employs approximately 253 FTE and has an assets-to-FTE ratio of approximately $7.1 million. For more information, see the Company’s website at www.bankfirstwi.bank.

Recent Acquisitions
On October 27, 2017, the Company completed a merger with Waupaca Bancorporation, Inc. (“Waupaca”), a bank holding company headquartered in Waupaca, Wisconsin, pursuant to an Agreement and Plan of Merger, dated as of May 11, 2017 and as amended on July 20, 2017, by and among the Company, BFNC Merger Sub, LLC, a wholly-owned subsidiary of the Company, and Waupaca, whereby Waupaca merged with and into the Company, and First National Bank, Waupaca’s wholly-owned banking subsidiary, was merged with and into the Bank. Waupaca’s principal activity was the ownership and operation of First National Bank, a national banking institution that operated eight (8) branches in Wisconsin at the time of closing. The merger consideration totaled approximately $78,060,000, 70% of which was distributed in cash and 30% of which was distributed in the form of Company common stock.
CRITICAL ACCOUNTING POLICIES
The accounting and reporting policies of the Company conform to GAAP in the United States and general practices within the financial institution industry. Significant accounting and reporting policies are summarized below.
Business Combinations
We account for business combinations under the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) 805, Business Combinations (ASC 805). We recognize the full fair value of the assets acquired and liabilities assumed and immediately expense transaction costs. There is no separate recognition of the acquired ALLL on the acquirer’s balance sheet as credit related factors are incorporated directly into the fair value of the net tangible and intangible assets acquired. If the amount of consideration exceeds the fair value of assets purchased less the fair value of liabilities assumed, goodwill is recorded. Alternatively, if the amount by which the fair value of assets purchased exceeds the fair value of liabilities assumed and consideration paid, a gain (bargain purchase gain) is recorded. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Results of operations of the acquired business are included in the statement of income from the effective date of the acquisition.
Allowance for Loan and Lease Losses — Originated
The ALLL is established through a provision for loan losses charged to expense as losses are estimated to have occurred. Loan losses are charged against the allowance when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.
Management regularly evaluates the ALLL using general economic conditions, our past loan loss experience, composition of the portfolio, credit worthiness of the borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses and other relevant factors. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change.
The ALLL consists of specific reserves for certain impaired loans and general reserves for non-impaired loans. Specific reserves reflect estimated losses on impaired loans from management’s analyses developed through specific credit allocations. The specific credit reserves are based on regular analyses of impaired non-homogenous loans. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The general reserve is based on our historical loss experience which is updated quarterly. The general reserve portion of the ALLL also includes consideration of certain qualitative factors such as (1) changes in lending policies and/or underwriting practices, (2) national and local economic conditions, (3) changes in portfolio volume and nature, (4) experience, ability and depth of lending management and other relevant staff, (5) levels of and trends in past-due and nonaccrual loans and quality, (6) changes in loan review and oversight, (7) impact and effects of concentrations and (8) other issues deemed relevant.
Management believes that the current ALLL is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL. Such agencies may require us to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.
Allowance for Loan and Lease Losses — Acquired
The ALLL for acquired loans is calculated using a methodology similar to that described for originated loans. Performing acquired loans are subsequently evaluated for any required allowance at each reporting date. Such required allowance for each loan pool is compared to the remaining fair value discount for that pool. If greater, the excess is recognized as an addition to the allowance through a provision for loan losses. If less than the discount, no additional allowance is recorded. Charge-offs and losses first reduce any remaining fair value discount for the loan pool and once the discount is depleted, losses are applied against the allowance established for that pool.
For purchase credit impaired loans after an acquisition, cash flows expected to be collected are recast for each loan periodically as determined appropriate by management. If the present value of expected cash flows for a loan is less than its carrying value, impairment is reflected by an increase in the ALLL and a charge to the provision for loan losses. If the present value of the expected cash flows for a loan is greater than its carrying value, any previously established ALLL is reversed and any remaining difference increases the accretable yield which will be taken into income over the remaining life of the loan. Loans which were considered troubled debt restructurings (“TDRs”) by the acquired institution prior to the acquisition are not required to be classified as TDRs in our consolidated financial statements unless or until such loans would subsequently meet our criteria to be classified as such, since acquired loans were recorded at their estimated fair values at the time of the acquisition.
Impaired Investment Securities
Unrealized gains or losses considered temporary and the noncredit portion of unrealized losses deemed other-than-temporary are reported as an increase or decrease in accumulated other comprehensive income. The credit related portion of unrealized losses deemed other-than-temporary is recorded in current period earnings. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. We evaluate securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. As part of such monitoring, the credit quality of individual securities and their issuers are assessed. In addition, management considers the length of time and extent that fair value has been less than cost, the financial condition and near-term prospects of the issuer, and that the Company does not have the intent to sell the security and it is more likely than not that it will not have to sell the security before recovery of its cost basis. Adjustments to market value that are considered temporary are recorded as a separate component of equity, net of tax. If an impairment of security is identified as other-than-temporary based on information available such as the decline in the credit worthiness of the issuer, external market ratings or the anticipated or realized elimination of associated dividends, such impairments are further analyzed to determine if a credit loss exists. If there is a credit loss, it will be recorded in the consolidated statement of income in the period of identification.
Intangible Assets and Goodwill
Intangible assets consist of the value of core deposits and mortgage servicing assets and the excess of purchase price over fair value of net assets (“goodwill”). The value of core deposits is stated at cost less accumulated amortization and is amortized on a sum of the years digits basis over a period of one to ten years.
Mortgage servicing rights are recognized as separate assets when rights are acquired through purchase or through sale of mortgage loans with servicing retained. Servicing rights acquired through sale of financial assets are recorded based on the fair value of the servicing right. The determination of fair value is based on a valuation model and includes stratifying the mortgage servicing rights by predominant characteristics, such as interest rates and terms, and estimating the fair value of each stratum based on the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as costs to service, a discount rate, and prepayment speeds. Changes in fair value are recorded as an adjustment to earnings.

We perform a “qualitative” assessment of goodwill to determine whether further impairment testing of indefinite-lived intangible assets is necessary on at least an annual basis. If it is determined, as a result of performing a qualitative assessment over goodwill, that it is more likely than not that goodwill is impaired, management will perform an impairment test to determine if the carrying value of goodwill is realizable.
Deferred Tax Assets
Deferred tax assets (“DTA”) and liabilities are determined using the liability method. DTAs and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and the current enacted tax rates which will be in effect when these differences are expected to reverse. Provision (benefit) for deferred taxes is the result of changes in the DTAs and liabilities. Deferred taxes are reviewed quarterly and would be reduced by a valuation allowance if, based upon the information available, it is more likely than not that some or all of the DTAs will not be realized.
Recent Accounting Developments
In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09). ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2015-14, Revenue from Contracts with Customers (Topic 606) (ASU 2015-14) was issued in August 2015 which deferred adoption to annual reporting periods beginning after December 15, 2017 and interim reporting periods within those annual periods. The timing of the Company’s revenue recognition did not materially change. Our largest portions of revenue, interest and fees on loans and gain on sales of loans, are specifically excluded from the scope of the guidance, and we currently recognize the majority of the remaining revenue sources in a manner that management believes is consistent with the new guidance. An unconsolidated subsidiary of the Bank did have a material impact as a result of this ASU, and implementation resulted in an increase of  $1,588,000 to retained earnings during 2018.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). This guidance changes how entities account for equity investments that do not result in consolidation and are not accounted for under the equity method of accounting. Entities will be required to measure these investments at fair value at the end of each reporting period and recognize changes in fair value in net income. A practicability exception will be available for equity investments that do not have readily determinable fair values; however, the exception requires the Company to adjust the carrying amount for impairment and observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This guidance also changes certain disclosure requirements and other aspects of current GAAP. This guidance was effective for fiscal years beginning after December 15, 2017 including interim reporting periods within those fiscal years. The adoption of this ASU did not have a material impact on our consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). Certain aspects of this ASU were updated in July 2018 by the issuance of ASU 2018-10, Codification Improvements to Topic 842, Leases. The new guidance establishes the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. Entities will be required to recognize the lease assets and lease liabilities that arise from leases in the statement of financial position and to disclose qualitative and quantitative information about lease transactions, such as information about variable lease payments and options to renew and terminate leases. This guidance is effective for fiscal years beginning after December 15, 2018 including interim reporting periods within those fiscal years. Our assets and liabilities will increase based on the present value of the remaining lease payments for leases in place at the adoption date; however, this is not expected to be material to our results of operations due to the immaterial nature of lease agreements in existence.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Certain aspects of this ASU were updated in November 2018 by the issuance of ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses. The main objective of the ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in the ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This ASU is effective for the Company for the fiscal year beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for the fiscal year beginning after December 15, 2018, including interim periods within this fiscal year. We are currently evaluating the impact of ASU 2016-13 on the consolidated financial statements, although the general expectation in the banking industry is that the implementation of this standard will result in higher required balances in the ALLL.
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU were issued to address concerns over the cost and complexity of the two-step goodwill impairment test and resulted in the removal of the second step of the test. The amendments require an entity to apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. This ASU is intended to reduce the cost and complexity of the two-step goodwill impairment test and is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted for testing performed after January 1, 2017. Upon adoption, the amendments should be applied on a prospective basis and the entity is required to disclose the nature of and reason for the change in accounting principle upon transition. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.
In March 2017, the FASB issued ASU 2017-08, Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this ASU shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount as discounts continue to be accreted to maturity. This ASU is intended to more closely align the amortization period of premiums and discounts to expectations incorporated in market pricing on the underlying securities. In most cases, market participants price securities to the call date that produces the worst yield when the coupon is above current market rates and prices securities to maturity when the coupon is below market rates. As a result, the amendments more closely align interest income recorded on bonds held at a premium or a discount with the economics of the underlying instrument. This ASU is intended to reduce diversity in practice and is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. Upon adoption, the amendments should be applied using a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principles. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.
In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The amendments of this ASU better align an entity’s accounting and financial reporting for hedging activities with the economic objectives of those activities. The ASU is effective for fiscal years beginning after December 15, 2018 and interim reporting periods within those fiscal years, with early adoption permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.
In February 2018, the FASB issued ASU 2018-02, Certain Income Tax Effects within Accumulated Other Comprehensive Income. The amendments in this ASU allow entities to release the income tax effects from other comprehensive income that resulted from H.R.1, An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018, or the Tax Cuts and Jobs Act. We have elected, as allowed under this amendment, to reclassify the effects of the Tax Cuts and Jobs Act, totaling $161,000, from accumulated other comprehensive income to retained earnings during the year ended December 31, 2017.
In June 2018, the FASB issued ASU 2018-07, Stock Compensation — Improvements to Nonemployee Share-Based Payment Accounting, which simplifies several aspects of the account for nonemployee share-based payment transactions for acquiring goods or services from nonemployees. The amendment is effective for the fiscal years beginning after December 15, 2018, including interim reporting periods within those fiscal years, with early adoption permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.
PUBLIC COMPANY COSTS
On September 24, 2018, the Company filed a Registration Statement on Form 10 with the SEC, and filed the Amendment No. 1 to the Registration Statement on Form 10 on October 17, 2018. That Registration Statement was declared effective by the SEC on October 23, 2018. The Company qualifies as an “emerging growth company” as defined by the JOBS Act.
There are additional costs associated with operating as a public company including hiring additional personnel, enhancing technology and expanding our capabilities. We expect that these costs will include legal, regulatory, accounting, investor relations and other expenses that we did not incur as a private company. Sarbanes-Oxley, as well as rules adopted by the SEC, the FDIC and national securities exchanges also requires public companies to implement specified corporate governance practices. In addition, due to regulatory changes in the banking industry and the implementation of new laws, rules and regulations, we are now subject to higher regulatory compliance costs. These additional rules and regulations also increase our legal, regulatory, accounting and financial compliance costs and make some activities more time-consuming.
Tax legislation changes
On December 22, 2017, the Tax Cuts and Jobs Act was enacted into law. The Tax Cuts and Jobs Act provides for significant changes to the U.S. tax code that impact businesses. Effective January 1, 2018, the Tax Cuts and Jobs Act reduced the U.S. federal tax rate for corporations from 35% to 21% for U.S. taxable income and required a one-time remeasurement of deferred taxes to reflect their value at a lower tax rate of 21%. The Tax Cuts and Jobs Act included other changes, including, but not limited to, immediate deductions for certain new investments instead of deductions for depreciation expense over time, additional limitations on the deductibility of executive compensation and limitations on the deductibility of interest. For more information regarding the impact of the Tax Cuts and Jobs Act on the Company, see Note 16 “Income Taxes” in the notes to our consolidated financial statements.
RESULTS OF OPERATIONS
Results of Operations for the Years Ended December 31, 2018 and 2017
General.   Net income increased $10.1 million, or 66.2%, to $25.5 million for the year ended December 31, 2018, from $15.3 million for the year ended December 31, 2017. The primary reason for the increase in profitability was increased net interest income from the added scale as a result of the acquisition of Waupaca, which impacted all twelve months of 2018 compared to a little more than two months of 2017. This was offset by larger provisions for loan losses during 2018, which were required to establish an allowance for loans which were purchased in that acquisition at fair value, and required reserves in the ALLL when they renewed during 2018. In addition, the reduced corporate tax rate from 35% to 21% pursuant to the Tax Cuts and Jobs Act had a significantly positive impact on net income for 2018.
Net Interest Income.   The management of interest income and expense is fundamental to our financial performance. Net interest income, the difference between interest income and interest expense, is the largest component of the Company’s total revenue. Management closely monitors both total net interest income and the net interest margin (net interest income divided by average earning assets). We seek to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest-bearing assets and liabilities. Our net interest margin can also be adversely impacted by the reversal of interest on nonaccrual loans and the reinvestment of loan payoffs into lower yielding investment securities and other short-term investments.
Net interest income after provision for loan losses increased by $15.5 million to $60.2 million for the year ended December 31, 2018, from $44.7 million for the year ended December 31, 2017. The increase in net interest income was due to loan growth primarily from the acquisition of loans from Waupaca in the fourth quarter of 2017. Interest income on loans increased by $23.2 million, or 47.6%, from 2017 to 2018. Total average interest-earning assets increased to $1.66 billion for the year ended December 31, 2018 from $1.38 billion for the year ended December 31, 2017. The Bank’s net interest margin increased 44 basis points to 3.89% for the year ended December 31, 2018, up from 3.45% for the year ended December 31, 2017.
Interest Income.   Total interest income increased $24.5 million, or 45.8%, to $77.9 million for the year ended December 31, 2018, up from $53.5 million for the year ended December 31, 2017. As noted, the increase was primarily due to loan growth from the acquisition of Waupaca. The average balance of loans increased by $295.8 million during 2018.
Interest Expense.   Interest expense increased $7.1 million, or 92.0%, to $14.8 million for the year ended December 31, 2018, up from $7.7 million for the year ended December 31, 2017. The increase was driven by a $212.7 million increase in the average balance of interest-bearing liabilities as well as an increase in the average cost of interest-bearing liabilities, rising 46 basis points from 0.79% to 1.25%. Interest expense from other borrowed funds increased $1.2 million from 2017 to 2018, primarily due to an increase of 1.18% in the average borrowing cost year-over-year.
Interest expense on interest-bearing deposits increased by $5.9 million to $12.4 million for the year ended December 31, 2018, from $6.4 million for the year ended December 31, 2017. This increase was primarily due to a higher interest rate environment along with elevated levels of interest-bearing deposits from the acquisition of Waupaca, which impacted the full year 2018 versus two months of 2017. The average cost of interest-bearing deposits was 1.15% for the year ended December 31, 2018, compared to 0.76% for the year ended December 31, 2017. The average cost of all deposit types increased for the year ended December 31, 2018 as compared to the year ended December 31, 2017 due to a generally higher interest rate environment.
Provision for Loan Losses.   Credit risk is inherent in the business of making loans. We establish an ALLL through charges to earnings, which are shown in the statements of operations as the provision for loan losses. Specifically identifiable and quantifiable known losses are promptly charged off against the allowance. The provision for loan losses is determined by conducting a quarterly evaluation of the adequacy of our ALLL and charging the shortfall or excess, if any, to the current quarter’s expense. This has the effect of creating variability in the amount and frequency of charges to earnings. The provision for loan losses and level of allowance for each period are dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management’s assessment of the quality of the loan portfolio, the valuation of problem loans and the general economic conditions in our market area. The determination of the amount is complex and involves a high degree of judgment and subjectivity.
We recorded a provision for loan losses of  $2.9 million for the year ended December 31, 2018, compared to $1.1 million for the year ended December 31, 2017. The elevated level of provision for loan losses during 2018 was the result of several significant charged off loans during 2018 along with the need to establish an allowance on the loans which were acquired in connection with the Waupaca acquisition near the end of 2017 and renewed during 2018. These loans were recorded at fair value when purchased, with no related ALLL, but required an ALLL once they renewed. The ALLL was $12.2 million, or 0.86% of total loans, at December 31, 2018 compared to $11.6 million, or 0.83% of total loans at December 31, 2017.

Noninterest Income.   Noninterest income is an important component of our total revenues. A significant portion of our noninterest income is associated with service charges and income from the Bank’s unconsolidated subsidiaries, Ansay and UFS. Other sources of noninterest income include loan servicing fees, gains on sales of mortgage loans, and other income from strategic alliances.
Noninterest income increased $1.7 million to $11.5 million in 2018 compared to $9.8 million in 2017. Due to the increased customer base from the Waupaca acquisition in late 2017, service charge income increased by $0.5 million to $3.5 million for 2018, from $3.0 million for 2017. Income from the minority-owned subsidiaries Ansay and UFS increased by $0.6 million from 2017 to 2018. Loan servicing income increased by $0.3 million from 2017 to 2018 primarily due to the revaluation of our mortgage servicing rights asset. Offsetting this, however, was a reduction of  $0.3 million in net gain on sales of mortgage loans from 2017 to 2018 as we experienced the effects of an overall slowdown in mortgage originations throughout 2018. Finally, other noninterest income benefited during 2018 from rent received on other real estate owned properties which were acquired through the Waupaca acquisition late in 2017. The major components of our noninterest income are listed in the table below:
	For the Years Ended December 31,
	2018	2017
	(In thousands)
Noninterest Income
Service Charges	$3,493	$2,950
Income from Ansay & Associates, LLC	2,114	1,663
Income from UFS, LLC	2,563	2,390
Loan Servicing income	1,478	1,158
Net gain on sales of mortgage loans	617	895
Noninterest income from strategic alliances	90	94
Other	1,176	698
Total noninterest income	$11,531	$9,848

Noninterest Expense.   Noninterest expense increased $9.2 million to $39.6 million for the year ended December 31, 2018, up from $30.4 million for the year ended December 31, 2017. The primary cause of increases in most areas within noninterest expense from 2017 to 2018 was due to the acquisition of Waupaca during late 2017 which impacted the full year 2018 versus two months of 2017. Salaries, commissions and employee benefits expense for the year ended December 31, 2018 was $21.5 million compared to $16.6 million for the year ended December 31, 2017, an increase of  $4.9 million, or 29.6%. This increase was attributable to an increase in the overall number of employees due to the Waupaca acquisition and also what is consistent and necessary to support our continued growth, annual salary adjustments, increased bonus and incentives and increased benefit costs. 2018 also experienced elevated expenses in the areas of occupancy, equipment and office as well as postage, stationery and supplies as a result of significant improvements to facilities and equipment in the offices acquired near the end of 2017 and the need to stock them all with supplies. The increase in customers as a result of this acquisition led to higher data processing costs, which have a significant component calculated on a per-customer basis. Net losses on sales of ORE increased significantly during 2018 as a result of many problem loans and ORE which were a part of the Waupaca acquisition. As part of the accounting for the acquisition, a core deposit intangible of  $3.1 million was established. 2018 saw twelve months of amortization of this core deposit intangible versus two during 2017, causing an increase in amortization expense. Finally, other noninterest expense increased significantly due to the costs to repossess and maintain a significant amount of collateral on defaulted loans. The major components of our noninterest expense are listed in the table below.

	For the Years Ended December 31,
	2018	2017
	(In thousands)
Noninterest Expense
Salaries, commissions and employee benefits	$21,500	$16,595
Occupancy	3,498	3,097
Data Processing	3,619	2,939
Postage, stationary, and supplies	620	452
Net (gain) loss on sales and valuation ORE	252	(49)
Net loss on sales of securities	31	32
Advertising	220	183
Charitable contributions	985	495
Outside service fees	3,132	3,317
Amortization of intangibles	756	132
Other	5,029	3,201
Total noninterest expenses	$39,642	$30,394

Income Tax Expense.   We recorded a provision for income taxes of  $6.6 million for the year ended December 31, 2018, compared to $8.8 million for the year ended December 31, 2017, reflecting effective tax rates of 20.6% and 36.6%, respectively. As a result of the Tax Cuts and Jobs Act, we recorded a write down to our net DTAs of approximately $0.6 million, resulting in an equivalent increase in tax expense for 2017. In addition, the provision for 2018 was lower due to the lower federal rates.
Results of Operations for the Years Ended December 31, 2017 and 2016
General.   Net income increased $0.4 million, or 2.7%, to $15.3 million for the year ended December  31, 2017, from $14.9 million for the year ended December 31, 2016. There was an increase in net interest income due to the acquisition of Waupaca, offset by costs as a result of the acquisition. Also, the provision for loan losses increased from $0.3 million to $1.1 million from 2016 to 2017.
Net Interest Income.   Net interest income after provision for loan losses increased by $6.2 million to $44.7 million for the year ended December 31, 2017, from $38.5 million for the year ended December 31, 2016. The increase in net interest income was due to loan growth primarily from the acquisition of loans from Waupaca. Interest income on loans increased by $8.0 million, or 19.6%, from 2016 to 2017. Total average interest-earning assets increased to $1.38 billion for the year ended December 31, 2017 from $1.24 billion for the year ended December 31, 2016. The Bank’s net interest margin increased 19 basis points to 3.45% for the year ended December 31, 2017, up from 3.26% for the year ended December 31, 2016.
Interest Income.   Total interest income increased $8.8 million, or 19.6%, to $53.5 million for the year ended December 31, 2017, up from $44.7 million for the year ended December 31, 2016. As noted, the increase was primarily due to loan growth from the acquisition of Waupaca. The average balance of loans increased by $134.4 million during 2017. Interest income from Fed Funds Sold increased $0.6 million, increasing from $0.5 million in the year ended December 31, 2016, to $1.1 million for the year ended December 31, 2017.
Interest Expense.   Interest expense increased $1.8 million, or 30.3%, to $7.7 million for the year ended December 31, 2017, up from $5.9 million for the year ended December 31, 2016. The increase was driven by an $80.9 million increase in the average balance of interest-bearing liabilities as well as an increase in the average cost of interest-bearing liabilities, rising 13 basis points from 0.66% to 0.79%. Interest expense from sweep repurchase agreements and borrowed funds increased $202,000 and $617,000 from 2016 to 2017, respectively.

Interest expense on interest-bearing deposits increased by $0.9 million to $6.4 million for the year ended December 31, 2017, from $5.5 million for the year ended December 31, 2016. This increase was primarily due to a higher interest rate environment along with elevated levels of interest-bearing deposits for the last two months of 2017 as a result of the acquisition of Waupaca. The average cost of interest-bearing deposits was 0.76% for the year ended December 31, 2017, compared to 0.71% for the year ended December 31, 2016. The average cost of certificates of deposits decreased during the year ended December 31, 2017 as compared to the year ended December 31, 2016 due to a significant change in duration mix of the certificates acquired in the Waupaca acquisition, leading to a shorter overall duration of lower bearing deposits. We experienced an increase in the average cost of checking, savings and money market accounts for the year ended December 31, 2017 as compared to the year ended December 31, 2016 due to a generally higher interest rate environment.
Provision for Loan Losses.   We recorded a provision for loan losses of $1.1 million for the year ended December 31, 2017, compared to $0.3 million for the year ended December 31, 2016. A significant recovery of a previously charged off commercial loan during 2016 led to a net recovery of   $0.4 million during 2016, compared to a net charge-off of   $0.2 million during 2017. The net recovery during 2016 reduced the need to record a provision for loan losses during that year. The provision for loan losses recorded during 2017 was primarily due to the need to establish a reserve against the organic loan growth during that year. The ALLL was $11.6 million, or 0.83% of total loans, at December 31, 2017 compared to $10.7 million, or 1.05% of total loans at December 31, 2016. The reduction in the ALLL to total loans ratio during 2017 was a result of loans acquired from Waupaca being recorded at fair value at the time of acquisition, with no related allowance recorded. If these acquired loans are removed from total loans in the calculation of this ratio, the ALLL to total loans ratio comes to 1.03% at December 31, 2017.
Noninterest Income.   Noninterest income increased $0.6 million to $9.8 million in 2017 compared to $9.2 million in 2016. The main driver was income from the minority-owned subsidiaries Ansay and UFS, which increased by $0.3 million from 2016 to 2017. Service charge income also increased by $0.2 million from 2016 to 2017. Much of this increase occurred in the final two months of 2017 as a result of adding significant new customer relationships through the Waupaca acquisition. Loan servicing income increased by $0.2 million from 2016 to 2017 primarily due to the revaluation of our mortgage servicing rights asset. Offsetting this, however, was a reduction of  $0.1 million in net gain on sales of mortgage loans from 2016 to 2017 as we experienced the effects of an overall slowdown in mortgage originations during the second half of 2017. The major components of our noninterest income are listed in the table below:
	For the Years Ended December 31,
	2017	2016
	(In thousands)
Noninterest Income
Service Charges	$2,950	$2,747
Income from Ansay & Associates, LLC	1,663	1,583
Income from UFS, LLC	2,390	2,133
Loan Servicing income	1,158	1,006
Net gain on sales of mortgage loans	895	1,042
Noninterest income from strategic alliances	94	90
Other	698	643
Total noninterest income	$9,848	$9,244

Noninterest Expense.   Noninterest expense increased $5.3 million to $30.4 million for the year ended December 31, 2017, up from $25.1 million for the year ended December 31, 2016. The primary cause of increases in most areas within noninterest expense from 2016 to 2017 was due to the acquisition of Waupaca which occurred during the fourth quarter of 2017. Salaries, commissions and employee benefits expense for the year ended December 31, 2017 was $16.6 million compared to $13.3 million for the year ended December 31, 2016, an increase of $3.3 million, or 24.6%. This increase was attributable to an increase in the overall number of employees due to the Waupaca acquisition and also what is consistent and necessary to support our continued growth, annual salary adjustments, increased bonus and incentives and increased benefit costs. One-time costs such as significant severance payments to terminated employees of Waupaca ($0.8 million), outside service fees ($1.2 million), data processing costs ($0.3 million) and marketing and customer communications in the new market ($0.2 million) also caused most noninterest expense categories to increase. Many of the offices which were obtained in this acquisition had aging technology requiring significant equipment replacement, leading to an increase of  $0.5 million in occupancy expense from 2016 to 2017. As part of the accounting for the acquisition, a core deposit intangible of  $3.1 million was established. Two months of amortization of this intangible led to the increase in amortization of intangibles from 2016 to 2017. The remainder of the increases are due to the added scale of bank operations from adding six new offices through the acquisition. We did experience a positive variance of  $0.1 million in net gains (losses) on sales of ORE due to several sales of ORE during the first half of 2017 at higher than anticipated values. The major components of our noninterest expense are listed in the table below.
	For the Years Ended December 31,
	2017	2016
	(In thousands)
Noninterest Expense
Salaries, commissions and employee benefits	$16,595	$13,314
Occupancy	3,097	2,573
Data Processing	2,939	2,473
Postage, stationary, and supplies	452	362
Net (gain) loss on sales and valuation ORE	(49)	31
Net loss on sales of securities	32	225
Advertising	183	201
Outside service fees	3,317	2,670
Amortization of intangibles	132	18
Other	3,696	3,232
Total noninterest expenses	$30,394	$25,099

Income Tax Expense.   We recorded a provision for income taxes of $8.8 million for the year ended December 31, 2017, compared to $7.7 million for the year ended December 31, 2016, reflecting effective tax rates of 36.56% and 34.07%, respectively. As a result of the Tax Cuts and Jobs Act, we recorded a write down to our net DTAs of approximately $0.6 million, resulting in an equivalent increase in tax expense for 2017.
NET INTEREST MARGIN
Net interest income represents the difference between interest earned, primarily on loans and investments, and interest paid on funding sources, primarily deposits and borrowings. Interest rate spread is the difference between the average rate earned on total interest-earning assets and the average rate paid on total interest-bearing liabilities. Net interest margin is the amount of net interest income, on a fully taxable-equivalent basis, expressed as a percentage of average interest-earning assets. The average rate earned on earning assets is the amount of annualized taxable equivalent interest income expressed as a percentage of average earning assets. The average rate paid on interest-bearing liabilities is equal to annualized interest expense as a percentage of average interest-bearing liabilities.

The following tables set forth the distribution of our average assets, liabilities and shareholders’ equity, and average rates earned or paid on a fully taxable equivalent basis for each of the periods indicated:
	For the Year Ended December 31,
	2018			2017			2016
	Average balance	Interest Income/ Expenses(1)	Rate Earned/ Paid(1)	Average Balance	Interest Income/ Expenses(1)	Rate Earned/ Paid(1)	Average Balance	Interest Income/ Expenses(1)	Rate Earned/ Paid(1)
	(dollars in thousands)
ASSETS
Interest-earning assets
Loans(2)
Taxable	$1,338,614	$68,615	5.13%	$1,070,300	$46,871	4.38%	$953,555	$39,375	4.13%
Tax-exempt	87,233	4,413	5.06%	59,724	3,018	5.05%	42,112	2,239	5.32%
Securities
Taxable (available for sale)	73,090	2,193	3.00%	46,162	1,153	2.50%	50,122	1,143	2.28%
Tax-exempt (available for sale)	54,619	1,974	3.61%	57,616	2,187	3.80%	58,883	2.096	3.56%
Taxable (held to maturity)	27,000	632	2.34%	24,978	563	2.25%	24,736	524	2.12%
Tax-exempt (held to maturity)	13,094	388	2.96%	12,723	499	3.92%	7,754	461	5.95%
Cash and due from banks	66,118	1,152	1.74%	107,624	1,112	1.03%	100,159	499	0.50%
Total interest-earning assets	1,659,768	79,367	4.78%	1,379,127	55,403	4.02%	1,237,321	46,337	3.74%
Non interest-earning assets	129,708			100,560			98,749
Allowance for loan and lease losses	(12,288)			(11,251)			(10,493)
Total assets	$1,777,188			$1,468,436			$1,325,577
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing deposits
Checking accounts	$99,894	$1,125	1.13%	$91,828	$597	0.65%	$74,192	$340	0.46%
Savings accounts	168,254	881	0.52%	101,713	199	0.20%	82,665	153	0.19%
Money market accounts	428,052	4,253	0.99%	437,162	2,667	0.61%	430,760	2,340	0.54%
Certificates of deposit	371,332	5,819	1.57%	222,176	2,979	1.34%	189,277	2,672	1.41%
Brokered Deposits	10,476	305	2.91%	—		—	—		—
Total interest-bearing deposits	1,078,008	12,383	1.15%	852,879	6,442	0.76%	776,894	5,506	0.71%
Other borrowed funds	111,069	2,462	2.22%	123,544	1,290	1.04%	118,743	426	0.36%
Total interest-bearing liabilities	1,189,077	14,845	1.25%	976,423	7,732	0.79%	895,637	5,932	0.66%
Non-interest-bearing liabilities
Demand deposits	408,403			337,431			290,325
Other liabilities	13,968			18,580			15,576
Total liabilities	1,611,448			1,332,434			1,201,438
Shareholders’ equity	165,740			136,002			124,139
Total liabilities & shareholders’ equity	$1,777,188			$1,468,436			$1,325,577
Net interest income on a fully taxable equivalent basis		64,522			47,671			40,405
Less taxable equivalent adjustment		(1,423)			(1,931)			(1,611)
Net interest income		$63,099			$45,740			$38,794
Net interest spread(3)			3.53%			3.22%			3.08%
Net interest margin(4)			3.89%			3.45%			3.26%

(1)
Annualized on a fully taxable equivalent basis calculated using a federal tax rate of 21% for year ended December 31, 2018 and 35% for years ended December 31, 2017 and 2016.

(2)
Nonaccrual loans are included in average amounts outstanding.

(3)
Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4)
Net interest margin represents net interest income on a fully tax equivalent basis as a percentage of average interest-earning assets.

Rate/Volume Analysis
The following tables describe the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volumes (changes in average balance multiplied by prior year average rate) and (ii) changes attributable to changes in rates (change in average interest rate multiplied by prior year average balance), while (iii) changes attributable to the combined impact of volumes and rates have been allocated proportionately to separate volume and rate categories.
	Twelve Months Ended December 31, 2018 Compared with Twelve Months Ended December 31, 2017			Twelve Months Ended December 31, 2017 Compared with Twelve Months Ended December 31, 2016
	Increase/(Decrease) Due to Change in			Increase/(Decrease) Due to Change in
	Volume	Rate	Total	Volume	Rate	Total
	(dollars in thousands)
Interest income
Loans
Taxable	$11,750	$9,994	$21,744	$4,821	$2,675	$7,496
Tax-exempt	1,390	5	1,395	936	(157)	779
Securities
Taxable (available for sale)	673	367	1,040	(90)	100	10
Tax-exempt (available for sale)	(114)	(99)	(213)	(45)	136	91
Taxable (held to maturity)	46	23	69	5	34	39
Tax-exempt (held to maturity)	15	(126)	(111)	295	(257)	38
Cash and due from banks	(429)	469	40	37	576	613
Total interest income	$13,330	$10,634	$23,964	$5,959	$3,107	$9,066
Interest expense
Deposits
Checking accounts	$52	$476	$528	$81	$176	$257
Savings accounts	130	552	682	35	11	46
Money market accounts	(56)	1,642	1,586	35	292	327
Certificates of deposit	2,000	840	2,840	464	(157)	307
Brokered Deposits	305	—	305	—	—	—
Total interest-bearing deposits	2,431	3,510	5,941	615	322	937
Other borrowed funds	(130)	1,302	1,172	17	845	862
Total interest expense	2,301	4,812	7,113	632	1,167	1,799
Change in net interest income	$11,029	$5,822	$16,851	$5,327	$1,940	$7,267

CHANGES IN FINANCIAL CONDITION
Total Assets.   Total assets increased $39.8 million, or 2.3%, to $1.79 billion at December 31, 2018 from $1.75 billion at December 31, 2017.
Cash and Cash Equivalents.   Cash and cash equivalents increased by $5.7 million, or 5.6%, to $107.7 million at December 31 2018 from $102.0 million at December 31, 2017.
Investment Securities.   The carrying value of total investment securities increased by $0.7 million to $159.7 million at December 31, 2018 from $159.0 million at December 31, 2017.

Loans.   Net loans increased by $30.3 million, or 2.2%, to $1.42 billion at December 31, 2018 from $1.39 billion at December 31, 2017.
Bank-Owned Life Insurance.   At December 31, 2018, our investment in bank-owned life insurance was $24.2 million, an increase of  $0.5 million from $23.7 million at December 31, 2017.
Deposits.   Deposits increased $50.5 million, or 3.4%, to $1.56 billion at December 31, 2018 from $1.51 billion at December 31, 2017.
Borrowings.   At December 31, 2018, borrowings consisted of subordinated debt to other banks. Notes payable decreased $8.5 million from December 31, 2017 to December 31, 2018, as all of these notes were paid in full during 2018. Subordinated debt remained at $11.5 million at December 31, 2018, the same balance as at December 31, 2017. From time to time the Bank utilized short-term FHLB advances during 2017 and 2018 to fund liquidity, but there were no outstanding FHLB advances at either year end.
Stockholders’ Equity.   Total stockholders’ equity increased $12.6 million, or 7.8%, to $174.3 million at December 31, 2018 from $161.7 million at December 31, 2017.
LOANS
Our lending activities are conducted principally in Wisconsin. The Bank makes commercial and industrial loans, commercial real estate loans, construction and development loans, residential real estate loans, and a variety of consumer loans and other loans. Much of the loans made by the Bank are secured by real estate collateral. The Bank’s commercial business loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower, with liquidation of the underlying real estate collateral typically being viewed as the primary source of repayment in the event of borrower default. Although commercial business loans are also often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment. Repayment of the Bank’s residential loans is generally dependent on the health of the employment market in the borrowers’ geographic areas and that of the general economy with liquidation of the underlying real estate collateral being typically viewed as the primary source of repayment in the event of borrower default.
Our loan portfolio is our most significant earning asset, comprising 79.7%, 79.7% and 78.0% of our total assets as of December 31, 2018, 2017 and 2016, respectively. Our strategy is to grow our loan portfolio by originating quality commercial and consumer loans that comply with our credit policies and that produce revenues consistent with our financial objectives. We believe our loan portfolio is well-balanced, which provides us with the opportunity to grow while monitoring our loan concentrations.
Total loans increased $30.9 million, or 2.2%, to $1.43 billion as of December 31, 2018 as compared to $1.40 billion as of December 31, 2017. Our loan growth during the year ended December 31, 2018 has been comprised of an increase of   $33.8 million or 12.8% in commercial and industrial loans, an increase of   $24.5 million or 3.8% in commercial real estate loans, a decrease of  $15.0 million or 19.8% in construction and development loans, a decrease of  $8.6 million or 2.3% in residential 1-4 family loans and a decrease of  $3.7 million or 10.1% in consumer and other loans. The increase in loans during the year ended December 31, 2018 is attributable to modest organic loan growth, which was offset by a planned reduction of a portion of the loan portfolio acquired from Waupaca. The reduction of a portion of the loan portfolio acquired from Waupaca focused on out of market loans as well as loans of poor asset quality. This reduction occurred without incurring significant losses.
Total loans increased $371.3 million, or 36.2%, to $1.40 billion as of December 31, 2017 as compared to $1.03 billion as of December 31, 2016. Our loan growth during the year ended December 31, 2017 has been comprised of an increase of   $61.3 million or 30.3% in commercial and industrial loans, an increase of   $192.4 million or 42.6% in commercial real estate loans, an increase of  $24.0 million or 46.3% in construction and development loans, an increase of  $93.9 million or 33.1% in residential 1-4 family loans and a decrease of  $0.3 million or 0.8% in consumer and other loans. The increase in loans during the year ended December 31, 2017 is primarily attributable to the Waupaca acquisition as well as modest organic loan growth.

The following table presents the balance and associated percentage of each major category in our loan portfolio at December 31, 2018, 2017, 2016, 2015 and 2014:
	December 31,
	2018	% of Total	2017	% of Total	2016	% of Total	2015	% of Total	2014	% of Total
	(dollars in thousands)
Commercial & Industrial
Commercial & industrial	$297,576	21%	$263,787	19%	$202,275	20%	$219,416	23%	$215,458	25%
Deferred costs net of unearned fees	(248)	0%	(239)	0%	(1)	0%	(114)	0%	(227)	0%
Total commercial & industrial	297,328	21%	263,548	19%	202,274	20%	219,302	23%	215,231	25%
Commercial Real Estate
Owner Occupied	416,097	29%	418,928	30%	280,081	27%	263,763	28%	228,699	26%
Non-owner occupied	252,717	18%	225,290	16%	171,357	17%	135,173	14%	132,021	15%
Deferred costs net of unearned fees	(465)	0%	(413)	0%	(74)	0%	(44)	0%	(18)	0%
Total commercial real estate	668,349	47%	643,805	46%	451,364	44%	398,892	42%	360,702	41%
Construction & Development
Construction & Development	60,927	4%	75,907	5%	51,904	5%	46,133	5%	30,730	4%
Deferred costs net of unearned fees	(125)	0%	(66)	0%	(47)	0%	(39)	0%	—	0%
Total construction & development	60,802	4%	75,841	5%	51,857	5%	46,094	5%	30,730	4%
Residential 1-4 family
Residential 1-4 family	368,673	26%	377,141	27%	283,193	28%	259,211	27%	230,024	26%
Deferred costs net of unearned fees	17	0%	139	0%	201	0%	130	0%	20	0%
Total residential 1-4 family	368,690	26%	377,280	27%	283,394	28%	259,341	27%	230,044	26%
Consumer
Consumer	26,854	2%	33,471	2%	28,418	3%	24,604	3%	23,842	3%
Deferred costs net of unearned fees	101	0%	90	0%	82	0%	59	0%	21	0%
Total consumer	26,955	2%	33,561	2%	28,500	3%	24,663	3%	23,863	3%
Other Loans
Other	6,369	0%	3,511	0%	8,866	1%	8,341	1%	12,487	1%
Deferred costs net of unearned fees	1	0%	1	0%	2	0%	4	0%	1	0%
Total other loans	6,370	0%	3,512	0%	8,868	1%	8,345	1%	12,488	1%
Total loans	$1,428,494	100%	$1,397,547	100%	$1,026,257	100%	$956,637	100%	$873,058	100%
Our directors and officers and their associates are customers of, and have other transactions with, the Bank in the normal course of business. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collection or present other unfavorable features. At December 31, 2018 and December 31, 2017, total loans outstanding to such directors and officers and their associates were $84.1 million and $65.7 million, respectively. During the year ended December 31, 2018, $59.7 million of additions and $41.3 million of repayments were made to these loans, compared to $28.5 million of additions and $13.0 million of repayments during the year ended December 31, 2017. At December 31, 2018 and December 31, 2017, all of the loans to directors and officers were performing according to their original terms.
Loan categories
The principal categories of our loan portfolio are discussed below:
Commercial and Industrial (C&I).    Our C&I portfolio totaled $297.3 million, $263.5 million and $202.3 million at December 31, 2018, 2017 and 2016, respectively, and represented 21%, 19% and 20% of our total loans, respectively. C&I loans increased 12.8% during 2018 due to the increased business needs of customers in our markets in response to strong economic conditions in those markets. C&I loans increased 30.3% during 2017 due primarily to the Waupaca acquisition. C&I loans decreased by 7.8% during 2016 due to changing needs of our customers, highlighted by several significant sales of businesses where the acquiring parties did not retain their banking relationship with the Bank.

Our C&I loan customers represent various small and middle-market established businesses involved in professional services, accommodation and food services, health care, financial services, wholesale trade, manufacturing, distribution, retailing and non-profits. Most clients are privately owned with markets that range from local to national in scope. Many of the loans to this segment are secured by liens on corporate assets and the personal guarantees of the principals. The regional economic strength or weakness impacts the relative risks in this loan category. There is little concentration in any one business sector, and loan risks are generally diversified among many borrowers.
Commercial Real Estate (CRE).   Our CRE loan portfolio totaled $668.3 million, $643.8 million and $451.4 million at December 31, 2018, 2017 and 2016, respectively, and represented 47%, 46% and 44% of our total loans, respectively. Our CRE loans increased 3.8% during 2018 due to modest organic loan growth spurred by the business needs of customers in our markets, offset by a planned reduction in out-of-market CRE loans acquired in the Waupaca acquisition that was planned at the time of acquisition. Our CRE loans increased 42.6% during 2017 due primarily to the Waupaca acquisition.
Our CRE loans are secured by a variety of property types including multifamily dwellings, retail facilities, office buildings, commercial mixed use, lodging and industrial and warehouse properties. We do not have any specific industry or customer concentrations in our CRE portfolio. Our commercial real estate loans are generally for terms up to twenty years, with loan-to-values that generally do not exceed 85%. Amortization schedules are long term and thus a balloon payment is generally due at maturity. Under most circumstances, the Bank will offer to rewrite or otherwise extend the loan at prevailing interest rates.
Construction and Development (C&D).   Our C&D loan portfolio totaled $60.8 million, $75.8 million and $51.9 million at December 31, 2018, 2017 and 2016, respectively, and represented 4%, 5% and 5% of our total loans, respectively. C&D loans decreased 19.8% during 2018 as a result of targeted efforts to reduce this type of lending as it had approached an internally set maximum allowable percentage to regulatory capital during 2017. C&D loans increased 46.3% during 2017 due primarily to the Waupaca acquisition.
Our C&D loans are generally for the purpose of creating value out of real estate through construction and development work, and also include loans used to purchase recreational use land. Borrowers typically provide a copy of a construction or development contract which is subject to bank acceptance prior to loan approval. Disbursements are handled by a title company. Borrowers are required to inject their own equity into the project prior to any note proceeds being disbursed. These loans are, by their nature, intended to be short term and are refinanced into other loan types at the end of the construction and development period.
Residential 1-4 Family.   Our residential 1-4 family loan portfolio totaled $368.7 million, $377.3 million and $283.4 million at December 31, 2018, 2017 and 2016, respectively, and represented 26%, 27% and 28% of our total loans, respectively. Residential 1-4 family loans decreased 2.3% during 2018 as a result of an overall slowdown in the residential mortgage lending environment. Residential 1-4 family loans increased 33.1% during 2017 due primarily to the Waupaca acquisition.
We offer fixed and adjustable rate residential mortgage loans with maturities up to 30 years. One-to-four family residential mortgage loans are generally underwritten according to Fannie Mae guidelines, and we refer to loans that conform to such guidelines as “conforming loans.” We generally originate both fixed and adjustable rate mortgage loans in amounts up to the maximum conforming loan limits as established by the Federal Housing Finance Agency. In addition, we also offer loans above conforming lending limits typically referred to as “jumbo” loans. These loans are typically underwritten to the same guidelines as conforming loans; however, we may choose to hold a jumbo loan within our portfolio with underwriting criteria that does not exactly match conforming guidelines.
We do not offer reverse mortgages nor do we offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on his loan, resulting in an increased principal balance during the life of the loan. We also do not offer “subprime loans” (loans that are made with low down payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios) or Alt-A loans (defined as loans having less than full documentation).

Residential real estate loans are originated both for sale to the secondary market as well as for retention in the Bank’s loan portfolio. The decision to sell a loan to the secondary market or retain within the portfolio is determined based on a variety of factors including but not limited to our asset/liability position, the current interest rate environment, and customer preference. Servicing rights are retained on all loans sold to the secondary market.
We were servicing mortgage loans sold to others without recourse of approximately $316.5 million, $316.3 million and $305.6 million at December 31, 2018, 2017 and 2016, respectively.
Loans sold with the retention of servicing assets result in the capitalization of servicing rights. Loan servicing rights are included in intangible assets and are subsequently amortized as an offset to other income over the estimated period of servicing. The net balance of capitalized servicing rights amounted to $3.1 million, $2.6 million and $2.4 million at December 31, 2018, 2017 and 2016, respectively.
Consumer Loans.   Our consumer loan portfolio totaled $27.0 million, $33.6 million and $28.5 million at December 31, 2018, 2017 and 2016, respectively, and represented 2%, 2% and 3% of our total loans, respectively. Consumer loans include secured and unsecured loans, lines of credit and personal installment loans. Our consumer loans decreased by 19.7% during 2018 due to one loan totaling $7.6 million, secured by a trust, which was paid in full when the trust grantor passed away. Our consumer loans increased 17.8% during 2017 primarily due to the Waupaca acquisition.
Consumer loans generally have greater risk compared to longer-term loans secured by improved, owner-occupied real estate, particularly consumer loans that are secured by rapidly depreciable assets. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan repayments are dependent on the borrower’s continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.
Other Loans.   Our other loans totaled $6.4 million, $3.5 million and $8.9 million at December 31, 2018, 2017 and 2016, respectively, and are immaterial to the overall loan portfolio. The other loans category consists primarily of overdrawn depository accounts, loans utilized to purchase or carry securities and loans to nonprofit organizations.
Loan Portfolio Maturities.
The following tables summarize the dollar amount of loans maturing in our portfolio based on their loan type and contractual terms to maturity at December 31, 2018 and 2017, respectively. The tables do not include any estimate of prepayments, which can significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less.
As of December 31, 2018	One Year or Less	One to Five Years	Over Five Years	Total
	(dollars in thousands)
Commercial & Industrial	$89,358	$111,354	$96,616	$297,328
Commercial real estate	114,017	313,836	240,496	668,349
Construction & Development	28.357	19,721	12,724	60,802
Residential 1-4 family	27,987	69,206	271,497	368,690
Consumer and other	4,980	21,385	6,960	33,325
Total	$264,699	$535,502	$628,293	$1,428,494

As of December 31, 2017	One Year or Less	One to Five Years	Over Five Years	Total
	(dollars in thousands)
Commercial & Industrial	$82,004	$101,396	$80,148	$263,548
Commercial real estate	110,369	328,962	204,474	643,805
Construction & Development	25,426	15,861	34,554	75,841
Residential 1-4 family	39,917	107,826	229,537	377,280
Consumer and other	9,638	22,638	4,797	37,073
Total	$267,354	$576,683	$553,510	$1,397,547

The following tables summarize the dollar amount of loans maturing in our portfolio based on whether the loan has a fixed or variable rate of interest and their contractual terms to maturity at December 31, 2018 and 2017, respectively. The tables do not include any estimate of prepayments, which can significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less.
As of December 31, 2018	One Year or Less	One to Five Years	Over Five Years	Total
	(dollars in thousands)
Predetermined interest rates	$143.333	$412,100	$267,221	$822,654
Floating or adjustable interest rates	121,366	123,402	361,072	605,840
Total	$264,699	$535,502	$628,293	$1,428,494

As of December 31, 2017	One Year or Less	One to Five Years	Over Five Years	Total
	(dollars in thousands)
Predetermined interest rates	$153,440	$449,782	$238,229	$841,451
Floating or adjustable interest rates	113,914	126,901	315,281	556,096
Total	$267,354	$576,683	$553,510	$1,397,547

NONPERFORMING LOANS AND TROUBLED DEBT RESTRUCTURINGS
In order to operate with a sound risk profile, we focus on originating loans that we believe to be of high quality. We have established loan approval policies and procedures to assist us in maintaining the overall quality of our loan portfolio. When delinquencies in our loans exist, we rigorously monitor the levels of such delinquencies for any negative or adverse trends. From time to time, we may modify loans to extend the term or make other concessions to help a borrower with a deteriorating financial condition stay current on their loan and to avoid foreclosure. We generally do not forgive principal or interest on loans or modify the interest rates on loans to rates that are below market rates. Furthermore, we are committed to collecting on all of our loans and, as a result, at times have lower net charge-offs compared to many of our peer banks. We believe that our commitment to collecting on all of our loans results in higher loan recoveries.

Our nonperforming assets consist of nonperforming loans and foreclosed real estate. Nonperforming loans are those on which the accrual of interest has stopped, as well as loans that are contractually 90 days past due on which interest continues to accrue. The composition of our nonperforming assets is as follows:
	December 31
	2018	2017	2016	2015	2014
	(dollars in thousands)
Nonaccruals	$20,099	$18,127	$575	$1,348	$2,670
Loans past due > 90 days, but still accruing	423	2,486	27	277	86
Total nonperforming loans	$20,522	$20,613	$602	$1,625	$2,756
Accruing troubled debt restructured loans	$179	$185	$2,718	$429	$1,108
Nonperforming loans as a percent of gross loans	1.44%	1.47%	0.06%	0.17%	0.32%
Nonperforming loans as a percent of total assets	1.14%	1.18%	0.05%	0.13%	0.25%
At December 31, 2018, 2017, 2016, 2015 and 2014, impaired loans had specific reserves of $1,079,000, $281,000, $225,000, $360,000 and $400,000, respectively. Levels of specific reserves are dependent on the specific underlying impaired loans at any given time, and the increase in specific reserves as of December 31, 2018 is due to management’s determination of the collectability of loans considered impaired at that time. Management has evaluated the aforementioned loans and other loans classified as nonperforming and believes that all nonperforming loans have been adequately reserved for in the allowance for loan losses at December 31, 2018.
Until 2017, the steady decline in our nonperforming assets was the result of the consistent improvement in our overall credit quality as economic conditions in our markets have continued to improve. Our nonperforming assets have increased during the years ended December 31, 2018 and 2017, primarily due to the Waupaca acquisition, which included $19.4 million of loans which were considered nonperforming. This increase in nonperforming assets was anticipated in conjunction with the Waupaca acquisition, and management has and will continue to actively manage these relationships out of the Bank through pay downs, refinances with or sales of loans to other institutions, or foreclosure actions.
Nonaccrual Loans
Loans are typically placed on nonaccrual status when any payment of principal and/or interest is 90 days or more past due, unless the collateral is sufficient to cover both principal and interest and the loan is in the process of collection. Loans are also placed on nonaccrual status when management believes, after considering economic and business conditions, that the principal or interest will not be collectible in the normal course of business. We monitor closely the performance of our loan portfolio. In addition to the monitoring and review of loan performance internally, we have also contracted with an independent organization to review our commercial and retail loan portfolios. The status of delinquent loans, as well as situations identified as potential problems, is reviewed on a regular basis by senior management.
Troubled Debt Restructurings
A troubled debt restructuring includes a loan modification where a borrower is experiencing financial difficulty and we grant a concession to that borrower that we would not otherwise consider except for the borrower’s financial difficulties. These concessions may include modifications of the terms of the debt such as deferral of payments, extension of maturity, reduction of principal balance, reduction of the stated interest rate other than normal market rate adjustments, or a combination of these concessions. Debt may be bifurcated with separate terms for each tranche of the restructured debt. Restructuring a loan in lieu of aggressively enforcing the collection of the loan may benefit the Company by increasing the ultimate probability of collection.
A TDR may be either on accrual or nonaccrual status based upon the performance of the borrower and management’s assessment of collectability. If a TDR is placed on nonaccrual status, which would occur based on the same criteria as non-TDR loans, it remains there until a sufficient period of performance under the restructured terms has occurred at which it returned to accrual status, generally 6 months.

As of December 31, 2018 and 2017, the Company had specific reserves of  $353,000 and $0 for TDRs, respectively, and none of them have subsequently defaulted.
Classified loans
Accounting standards require the Company to identify loans, where full repayment of principal and interest is doubtful, as impaired loans. These standards require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan’s effective interest rate, or using one of the following methods: the observable market price of the loan or the fair value of the underlying collateral if the loan is collateral dependent. We have implemented these standards in our quarterly review of the adequacy of the ALLL, and identify and value impaired loans in accordance with guidance on these standards. As part of the review process, we also identify loans classified as watch, which have a potential weakness that deserves management’s close attention.
Loans totaling $67.6 million and $79.0 million were classified substandard under the Bank’s policy as of December 31, 2018 and 2017, respectively. Approximately 48.5% and 65.6% of loans classified as substandard were acquired loans as of December 31, 2018 and 2017, respectively. The following table sets forth information related to the credit quality of our loan portfolio at December 31, 2018 and 2017.
Loan type (in thousands)	Pass	Watch	Substandard	Total
As of December 31, 2018
Commercial & industrial	$237,367	$40,377	$19,584	$297,328
Commercial real estate	497,871	126,904	43,574	668,349
Construction & Development	57,967	2,774	61	60,802
Residential 1-4 family	351,772	12,534	4,384	368,690
Consumer	26,887	49	19	26,955
Other loans	3,112	3,258	—	6,370
Total loans	$1,174,976	$185,896	$67,622	$1,428,494

Loan type (in thousands)	Pass	Watch	Substandard	Total
As of December 31, 2017
Commercial & industrial	$211,112	$36,225	$16,211	$263,548
Commercial real estate	489,216	105,261	49,328	643,805
Construction & Development	67,730	1,202	6,909	75,841
Residential 1-4 family	363,544	7,278	6,458	377,280
Consumer	33,516	—	45	33,561
Other loans	50	3,462	—	3,512
Total loans	$1,165,168	$153,428	$78,951	$1,397,547

Allowance for Loan AND LEASE Losses
ALLL represents management’s estimate of probable and inherent credit losses in the loan portfolio. Estimating the amount of the ALLL requires the exercise of significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogenous loans based on historical loss experience, and consideration of other qualitative factors such as current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset on the consolidated balance sheets. Loan losses are charged off against the ALLL, while recoveries of amounts previously charged off are credited to the ALLL. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.
The ALLL consists of specific reserves for certain individually evaluated impaired loans and general reserves for collectively evaluated non-impaired loans. Specific reserves reflect estimated losses on impaired loans from management’s analyses developed through specific credit allocations. The specific reserves are based on regular analyses of impaired, non-homogenous loans greater than $250,000. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The general reserve is based in part on the Bank’s historical loss experience which is updated quarterly. The general reserve portion of the ALLL also includes consideration of certain qualitative factors such as: (1) changes in lending policies and/or underwriting practices, (2) national and local economic conditions, (3) changes in portfolio volume and nature, (4) experience, ability and depth of lending management and other relevant staff, (5) levels of and trends in past-due and nonaccrual loans and quality, (6) changes in loan review and oversight, (7) impact and effects of concentrations and (8) other issues deemed relevant.
There are many factors affecting the ALLL; some are quantitative while others require qualitative judgment. The process for determining the ALLL (which management believes adequately considers potential factors which might possibly result in credit losses) includes subjective elements and, therefore, may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect our earnings or financial position in future periods. Allocations of the ALLL may be made for specific loans but the entire ALLL is available for any loan that, in management’s judgment, should be charged off or for which an actual loss is realized. As an integral part of their examination process, various regulatory agencies review the ALLL as well. Such agencies may require that changes in the ALLL be recognized when such regulators’ credit evaluations differ from those of management based on information available to the regulators at the time of their examinations.

The following table summarizes the changes in our ALLL for the years indicated:
	Year ended December 31,
	2018	2017	2016	2015	2014
	(dollars in thousands)
Period-end loans outstanding (net of unearned discount and deferred loan fees)	$1,428,494	$1,397,547	$1,026,257	$956,637	$873,058
Average loans outstanding (net of unearned discount and deferred loan fees)	$1,425,867	$1,130,036	$978,747	$871,720	$858,455
Balance of allowance for loan and lease losses at the beginning of year	$11,612	$10,728	$10,011	$9,258	$8,755
Loans charged-off:
Commercial and industrial	35	4	6	2	235
Commercial real estate – owner occupied	2,374	0	0	113	371
Commercial real estate – non-owner occupied	0	1	0	0	0
Construction & Development	83	15	28	19	369
Residential 1-4 family	140	141	168	162	763
Consumer	48	7	12	7	40
Other Loans	37	50	24	36	17
Total loans charged-off	$2,717	$218	$238	$339	$1,795
Recovery of loans previously charged-off:
Commercial and industrial	2	7	500	17	21
Commercial real estate – owner occupied	158	0	0	5	95
Commercial real estate – non-owner occupied	3	0	0	17	0
Construction & Development	0	0	36	20	45
Residential 1-4 family	233	36	68	15	88
Consumer	12	1	20	7	7
Other Loans	10	3	11	3	12
Total recoveries of loans previously charged-off:	418	47	635	84	268
Net loan charge-offs (recoveries)	$2,299	$171	$(397)	$255	$1,527
Provision charged to operating expense	2,935	1,055	320	1,008	2,030
Balance at end of period	$12,248	$11,612	$10,728	$10,011	$9,258
Ratio of net charge-offs (recoveries) during the year to average loans outstanding	0.16%	0.02%	(0.04)%	0.03%	0.18%
Ratio of allowance for loan and lease losses to loans outstanding	0.86%	0.83%	1.05%	1.06%	1.07%

The level of charge-offs depends on many factors, including the national and regional economy. Cyclical lagging factors may result in charge-offs being higher than historical levels. The dollar amount of the ALLL increased primarily as a result of loan growth and changes in the portfolio composition. Although the allowance is allocated between categories, the entire allowance is available to absorb losses attributable to all loan categories. Management believes that the ALLL is adequate.
The following table summarizes an allocation of the ALLL and the related percentage of loans outstanding in each category for the periods below.
	As of December 31,
	2018		2017		2016		2015		2014
(in thousands, except %)	Amount	% of loans	Amount	% of loans	Amount	% of loans	Amount	% of loans	Amount	% of loans
Loan Type:
Commercial and industrial	$3,021	21%	$2,362	19%	$1,905	20%	$2,064	23%	$2,047	25%
Commercial real estate – owner occupied	3,459	29%	2,855	30%	2,576	27%	2,354	28%	2,120	26%
Commercial real estate – non-owner occupied	2,100	18%	1,987	16%	1,900	17%	1,399	14%	1,231	15%
Construction & Development	725	4%	945	5%	727	5%	314	5%	203	4%
Residential 1-4 family	2,472	26%	2,728	27%	2,685	28%	2,913	27%	2,525	26%
Consumer	148	2%	191	2%	189	3%	175	3%	159	3%
Other Loans	32	0%	23	0%	84	1%	67	1%	132	1%
Unallocated	291		521		662			725		841
Total allowances	$12,248	100%	$11,612	100%	$10,728	100%	$10,011	100%	$9,258	100%

Sources of Funds
General.   Deposits traditionally have been our primary source of funds for our investment and lending activities. We continue to focus on growing core deposits through our relationship driven banking philosophy and community-focused marketing programs. We also borrow from the FHLB of Chicago to supplement cash needs, to lengthen the maturities of liabilities for interest rate risk management purposes and to manage our cost of funds. Our additional sources of funds are scheduled payments and prepayments of principal and interest on loans and investment securities and fee income and proceeds from the sales of loans and securities.
Deposits.   Our current deposit products include non-interest bearing and interest-bearing checking accounts, savings accounts, money market accounts, and certificates of deposit. As of December 31, 2018, deposit liabilities accounted for approximately 86.8% of our total liabilities and equity. We accept deposits primarily from customers in the communities in which our branches and offices are located, as well as from small businesses and other customers throughout our lending area. We rely on our competitive pricing and products, quality customer service, and convenient locations and hours to attract and retain deposits. Deposit rates and terms are based primarily on current business strategies, market interest rates, liquidity requirements and our deposit growth goals.
Total deposits were $1.56 billion, $1.51 billion and $1.13 billion as of December 31, 2018, 2017 and 2016, respectively. Noninterest-bearing deposits at December 31, 2018, 2017 and 2016 were $448.8 million, $436.6 million and $326.2 million, respectively, while interest-bearing deposits were $1.11 billion, $1.07 billion and $800.9 million at December 31, 2018, 2017 and 2016, respectively. Our acquisition of Waupaca contributed $325.3 million to the increase in total deposits for the year ended December 31, 2017, $74.7 million to the increase in noninterest-bearing deposits and $250.6 million to the increase in interest-bearing deposits. In addition to the acquisition of Waupaca, the increase in our deposits over the past two years and as of December 31, 2018 can be attributed to strong growth in our Sheboygan and Fox Valley markets as we continue to develop new customer relationships.
At December 31, 2018, we had a total of  $400.2 million in certificates of deposit, including $17.7 million of brokered deposits, of which $2.6 million had remaining maturities of one year or less. Based on historical experience and our current pricing strategy, we believe we will retain a large portion of these accounts upon maturity.

The following tables set forth the average balances of our deposits for the periods indicated:
	December 31, 2018			December 31, 2017
	Amount	Percent	Weighted average rate	Amount	Percent	Weighted average rate
	(dollars in thousands)
Noninterest-bearing demand deposits	$408,403	27.5%	N/A	$337,431	28.3%	N/A
Interest-bearing demand deposits	99,894	6.7%	1.13%	91,828	7.7%	0.65%
Savings deposits	168,254	11.3%	0.52%	101,713	8.5%	0.20%
Money market accounts	428,052	28.8%	0.99%	437,162	36.7%	0.61%
Certificates of deposit	371,332	25.0%	1.57%	222,176	18.7%	1.34%
Brokered Deposits	10,476	0.7%	2.91%
Total	$1,486,411	100%		$1,190,130	100.0%

	December 31, 2016
	(dollars in thousands)
	Amount	Percent	Weighted average rate
Non-interest bearing demand deposits	$290,325	27.2%	N/A
Interest-bearing demand deposits	74,192	7.0%	0.46%
Savings deposits	82,665	7.7%	0.19%
Money market account	430,760	40.4%	0.54%
Certificates of deposit	189,277	17.7%	1.41%
Brokered deposits	—	—	—
Total	$1,067,219	100.0%

Certificates of deposit of  $100,000 or greater by maturity are as follows:
	December 31,
	2018	2017	2016
	(dollars in thousands)
Less than 3 months remaining	$26,366	$40,883	$9,451
Over 3 to 6 months remaining	46,593	23,649	7,528
Over 6 to 12 months remaining	35,932	35,113	10,301
Over 12 months or more remaining	89,501	77,034	59,820
Total	$198,392	$176,679	$87,100

Retail certificates of deposit of  $100,000 or greater totaled $198.4 million, $176.7 million and $87.1 million at December 31, 2018, 2017 and 2016, respectively. Interest expense on retail certificates of deposit of  $100,000 or greater was $2.5 million, $1.4 million and $1.3 million for the years ended December 31, 2018, 2017 and 2016, respectively.

The following table sets forth certificates of deposit (including brokered deposits) classified by interest rate as of the dates indicated:
	December 31,
	2018	2017	2016
	(dollars in thousands)
Interest Rate:
Less than 1.00%	$1,824	$15,688	$39,482
1.00% to 1.99%	164,366	302,212	94,956
2.00% to 2.99%	204,825	56,022	42,057
3.00% to 3.99%	29,142	706	—
Total	$400,157	$374,628	$176,495

Borrowings
Deposits and investment securities for sale are the primary source of funds for our lending activities and general business purposes. However, we may also obtain advances from the FHLB, purchase federal funds and engage in overnight borrowing from the Federal Reserve Board, correspondent banks, or enter into repurchase agreements.
Securities sold under repurchase agreements
The Company has securities sold under repurchase agreements which have contractual maturities up to one year from the transaction date with variable and fixed rate terms. The agreements to repurchase require that the Company (seller) repurchase identical securities as those that are sold. The securities underlying the agreements are under the Company’s control.
The following table summarizes securities sold under repurchase agreements, and the weighted average interest rates paid:
	Year ended December 31,
(dollars in thousands)	2018	2017	2016
Average daily amount of securities sold under repurchase agreements during the period	$22,315	$26,537	$24,646
Weighted average interest rate on average daily securities sold under repurchase agreements	1.79%	1.01%	0.28%
Maximum outstanding securities sold under repurchase agreements at any month-end	$48,010	$53,745	$50,106
Securities sold under repurchase agreements at period end	$31,489	$47,568	$50,106
Weighted average interest rate on short-term borrowings at period end	2.43%	1.44%	0.69%
Short-term borrowings
The Company’s short-term borrowings consist primarily of short-term FHLB of Chicago advances collateralized by blanket pledge agreement on the Company’s FHLB capital stock and retail and commercial loans held in the Company’s portfolio. There were no advances outstanding from the FHLB at December 31, 2018, 2017 or 2016. From time to time the Company utilized short-term FHLB advances to fund liquidity during these years.
The total loans pledged as collateral were $697.3 million, $564.4 million and $525.8 million at December 31, 2018, 2017 and 2016, respectively. Outstanding letters of credit from the FHLB totaled $55.0 million, $20.7 million and $21.5 million at December 31, 2018, 2017 and 2016, respectively.

The following table summarizes short-term borrowings (borrowings with maturities of one year or less), which consist of borrowings from the FHLB, and the weighted average interest rates paid:
	Year ended December 31,
(dollars in thousands)	2018	2017	2016
Average daily amount of short-term borrowings outstanding during the period	$73,464	$95,936	$93,785
Weighted average interest rate on average daily short-term borrowings	1.75%	1.00%	0.37%
Maximum outstanding short-term borrowings outstanding at any month-end	$100,000	$100,000	$100,000
Short-term borrowings outstanding at period end	$—	$—	$—
Weighted average interest rate on short-term borrowings at period end	NA	NA	NA
Lines of credit and other borrowings.
We maintain a $5.0 million line of credit with a commercial bank. At December 31, 2018, 2017 and 2016, we had outstanding balances on this note of -0-, $5.0 million and $-0-, respectively. Any future borrowings under this note would carry interest at a variable rate with a floor of 3.50% and will be due in full on May 25, 2019.
We also maintain another $5.0 million line of credit with another commercial bank. There were no outstanding balances on this note at December 31, 2018, 2017 or 2016. Any future borrowings under this note would carry interest at a variable rate with a floor of 3.25% and will be due in full on May 19, 2019.
During September 2017, the Company entered into a term loan agreement with a commercial bank. The Company had up to twelve months from entering this agreement to borrow funds up to a maximum availability of  $5.0 million. As of December 31, 2017, the Company had borrowed $3.5 million under this agreement. This note was repaid in full during July 2018.
During September 2017, the Company entered into subordinated note agreements with three separate commercial banks. The Company had up to twelve months from entering these agreements to borrow funds up to a maximum availability of  $22.5 million. As of December 31, 2018 and 2017, the Company had borrowed $11.5 million under these agreements. These notes were all issued with 10-year maturities, carry interest at a variable rate payable quarterly, are callable on or after the sixth anniversary of their issuance dates, and qualify for Tier 2 capital for regulatory purposes.
INVESTMENT SECURITIES
Our securities portfolio consists of securities available for sale and securities held to maturity. Securities are classified as held to maturity or available for sale at the time of purchase. Obligations of states and political subdivisions and mortgage-backed securities, all of which are issued by U.S. government agencies or U.S. government-sponsored enterprises, make up the largest components of the securities portfolio. We manage our investment portfolio to provide an adequate level of liquidity as well as to maintain neutral interest rate-sensitive positions, while earning an adequate level of investment income without taking undue or excessive risk.
Securities available for sale consist of U.S. Treasury securities, obligations of states and political subdivision, mortgage-backed securities, and corporate notes. Securities classified as available for sale, which management has the intent and ability to hold for an indefinite period of time, but not necessarily to maturity, are carried at fair value, with unrealized gains and losses, net of related deferred income taxes, included in stockholders’ equity as a separate component of other comprehensive income. The fair value of securities available for sale totaled $118.9 million and included gross unrealized gains of  $0.8 million and gross unrealized losses of  $1.4 million at December 31, 2018. At December, 31 2017, the fair value of securities available for sale totaled $119.0 million and included gross unrealized gains of  $1.6 million and gross unrealized losses of  $0.5 million.

Securities classified as held to maturity consist of U.S. Treasury securities and obligations of states and political subdivisions. These securities, which management has the intent and ability to hold to maturity, are reported at amortized cost. Securities held to maturity as of December 31, 2018 are carried at their amortized cost of  $40.8 million. At December 31, 2017, securities held to maturity totaled $40.0 million.
The Company recognized a net loss on sale of investment securities of  $31,000, $32,000 and $225,000 for the years ended December 31, 2018, 2017 and 2016, respectively.
The following table sets forth the fair value of available for sale investment securities, the amortized costs of held to maturity and the percentage distribution at the dates indicated:
	December 31,
	2018		2017		2016
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Available for sale securities
U.S. Treasury securities	$0	0%	$498	0%	$0	0%
Obligations of states and political subdivisions	51,893	44%	59,390	50%	73,454	66%
Mortgage-backed securities	50,569	42%	42,635	36%	26,132	23%
Corporate notes	16,444	14%	16,520	14%	11,739	11%
Total securities available for sale	$118,906	100%	$119,043	100%	$111,325	100%
Held to maturity securities
U.S. Treasury securities	$28,975	71%	$25,426	64%	$24,982	79%
Obligations of states and political subdivisions	11,793	29%	14,565	36%	6,576	21%
Total securities held to maturity	$40,768	100%	$39,991	100%	$31,558	100%
Total	$159,674		$159,034		$142,883

The following tables set forth the composition and maturities of investment securities as of December 31, 2018 and December 31, 2017. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Within One Year		After One, But Within Five Years		After Five, But Within Ten Years		After Ten Years		Total
	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)
	(dollars in thousands)
At December 31, 2018
Available for sale securities
Obligations of state and political subdivisions	$3,681	3.4%	$6,438	3.3%	$8,092	3.5%	$33,081	3.9%	$51,292	3.7%
Mortgage-backed securities	1,838	1.6%	13,009	2.4%	34,810	2.9%	1,862	3.2%	51,519	2.7%
Corporate notes	—	—%	11,770	2.9%	4,938	3.3%	—	—%	16,708	3.0%
Total available for sale securities	$5,519	2.8%	$31,217	2.7%	$47,840	3.0%	$34,943	3.9%	$119,519	3.2%
Held to maturity securities
U.S. Treasury Securities	$1,492	2.0%	$11,020	2.6%	$16,463	2.5%	$—	—%	$28,975	2.5%
Obligations of state and political subdivisions	1,434	3.3%	3,140	2.1%	3,440	2.8%	3,779	3.6%	11,793	3.0%
Total held to maturity securities	$2,926	2.6%	$14,160	2.5%	$19,903	2.6%	$3,779	3.6%	$40,768	2.6%
Total	$8,445	2.7%	$45,377	2.7%	$67,743	2.9%	$38,722	3.8%	$160,287	3.0%

	Within One Year		After One, But Within Five Years		After Five, But Within Ten Years		After Ten Years		Total
	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)	Amortized Cost	Weighted Average Yield(1)
	(dollars in thousands)
December 31, 2017
Available for sale securities
U.S. Treasury securities	$499	1.5%	$—	—%	$—	—%	$—	—%	$499	1.5%
Obligations of state and political subdivisions	4,182	3.2%	7,770	3.8%	13,088	4.2%	32,986	4.7%	58,026	4.3%
Mortgage-backed securities	38	4.5%	5,958	2.2%	33,265	2.6%	3,539	2.9%	42,800	2.6%
Corporate notes	—	—%	11,675	3.2%	4,927	3.3%	—	—%	16,602	3.2%
Total available for sale securities	$4,719	3.0%	$25,403	3.1%	$51,280	3.1%	$36,525	4.5%	$117,927	3.5%
Held to maturity securities
U.S Treasury securities	$2,495	1.5%	$9,947	2.4%	$12,984	2.4%	$—	—%	$25,426	2.3%
Obligations of states and political subdivisions	1,233	4.4%	3,529	3.0%	6,024	4.2%	3,779	4.4%	14,565	3.9%
Total held to maturity securities	$3,728	2.5%	$13,476	2.6%	$19,008	3.0%	$3,779	4.4%	$39,991	2.9%
Total	$8,447	2.8%	$38,879	2.9%	$70,288	3.0%	$40,304	4.5%	$157,918	3.4%

(1)
Weighted Average Yield is shown on a fully taxable equivalent basis using a federal tax rate of 21% and 35% at December 31, 2018 and December 31, 2017, respectively.

The Company evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) credit quality of individual securities and their issuers are assessed; (2) the length of time and the extent to which the fair value has been less than cost; (3) the financial condition and near-term prospects of the issuer; and (4) that the Company does not have the intent to sell the security and it is more likely than not that it will not have to sell the security before recovery of its cost basis.
As of December 31, 2018, 64 debt securities had gross unrealized losses, with an aggregate depreciation of 1.11% from our amortized cost basis. The largest unrealized loss percentage of any single security was 4.98% (or $148,000) of its amortized cost. This was also the largest unrealized dollar loss of any single security.
As of December 31, 2017, 52 debt securities had gross unrealized losses, with an aggregate depreciation of 0.44% from our amortized cost basis. The largest unrealized loss percentage of any single security was 5.36% (or $55,000) of its amortized cost. This was also the largest unrealized dollar loss of any security. The unrealized losses on these debt securities arose primarily due to changing interest rates and are considered to be temporary.
RETURN ON AVERAGE EQUITY AND ASSETS
Over the past five years, we have consistently improved our profitability as a result of the success of our growth strategies to grow quality loans and low-cost deposits as well as the improving economic conditions in our markets during the periods indicated in the table below. The following table sets forth our ROAA, ROAE, dividend payout ratio and average shareholders’ equity to average assets ratio for the periods indicated:
	Year ended December 31,
	2018	2017	2016	2015	2014
Return on average:
Total assets	1.43%	1.04%	1.13%	1.14%	1.17%
Shareholders’ equity	15.36%	11.26%	12.01%	11.65%	11.84%
Dividend payout ratio	18%	26%	25%	24%	23%
Average shareholders’ equity to average assets	9.72%	9.22%	9.69%	9.61%	9.87%

LIQUIDITY AND CAPITAL RESOURCES
Impact of Inflation and Changing Prices.   Our consolidated financial statements and related notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on our performance than they would on industrial companies.
Liquidity.   Liquidity is defined as the Company’s ability to generate adequate cash to meet its needs for day-to-day operations and material long and short-term commitments. Liquidity is the risk of potential loss if we were unable to meet our funding requirements at a reasonable cost. We are expected to maintain adequate liquidity at the Bank to meet the cash flow requirements of customers who may be either depositors wishing to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Our asset and liability management policy is intended to cause the Bank to maintain adequate liquidity and, therefore, enhance our ability to raise funds to support asset growth, meet deposit withdrawals and lending needs, maintain reserve requirements and otherwise sustain our operations.
We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all of our short-term and long-term cash requirements. We manage our liquidity based on demand and specific events and uncertainties to meet current and future financial obligations of a short-term nature. We also monitor our liquidity requirements in light of interest rate trends, changes in the economy and the scheduled maturity and interest rate sensitivity of the investment and loan portfolios and deposits. Our objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to increase earnings enhancement opportunities in a changing marketplace.
Our liquidity is maintained through investment portfolio, deposits, borrowings from the FHLB, and lines available from correspondent banks. Our highest priority is placed on growing noninterest bearing deposits through strong community involvement in the markets that we serve. Borrowings and brokered deposits are considered short-term supplements to our overall liquidity but are not intended to be relied upon for long-term needs. We believe that our present position is adequate to meet our current and future liquidity needs, and management knows of no trend or event that will have a material impact on the Company’s ability to maintain liquidity at satisfactory levels.
Capital Adequacy.   Total shareholders’ equity was $174.3 million at December 31, 2018, compared to $161.7 million at December 31, 2017, and $127.5 million at December 31, 2016. Our total shareholders’ equity increased during 2018 as a result of our profitability, reduced by dividends paid and common stock repurchases. Our total shareholders’ equity increased during 2017 primarily as a result of the Waupaca acquisition, and to a lesser extent due to our profitability, reduced by dividends paid and common share repurchases.
Our capital management consists of providing adequate equity to support our current and future operations. We are subject to various regulatory capital requirements administered by state and federal banking agencies, including the Federal Reserve Board and the OCC. Failure to meet minimum capital requirements may prompt certain actions by regulators that, if undertaken, could have a direct material adverse effect on our financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measure of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and the classifications are also subject to qualitative judgment by the regulator in regards to risk weighting and other factors. See “Information About Bank First National Corporation — Supervision and Regulation — Capital Requirements.”
The following table reflects capital ratios computed pursuant to the regulatory capital rules as applicable to the Company and the Bank. As a result of the Economic Growth Act, the Company is no longer required to comply with its risk-based capital rules. For more information, see “Information About Bank First National Corporation — Supervision and Regulation — Capital Requirements.”

	Actual		Minimum Capital Required For Capital Adequacy		Minimum Capital Required For Capital Adequacy Plus Capital Conservation Buffer Basel III Phase-In Schedule		Minimum Capital Required For Capital Adequacy Plus Capital Conservation Buffer Basel III Fully Phased In		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
At December 31, 2018
Bank First National Corporation:
Total capital (to risk-weighted assets)	$181,201	11.4%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Tier I capital (to risk-weighted assets)	157,453	9.9%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Common equity tier I capital (to risk-weighted assets)	157,453	9.9%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Tier I capital (to average assets)	157,453	9.1%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Bank First National:
Total capital (to risk-weighted assets)	$178,668	11.2%	$127,497	8.0%	$157,459	9.88%	$167,340	10.5%	$159,372	10.0%
Tier I capital (to risk-weighted assets)	166,420	10.4%	95,623	6.0%	125,585	7.88%	135,466	8.5%	127,497	8.0%
Common equity tier I capital (to risk-weighted assets)	166,420	10.4%	71,717	4.5%	101,679	6.38%	111,560	7.0%	103,592	6.5%
Tier I capital (to average assets)	166,420	9.6%	69,410	4.0%	69,410	4.0%	69,410	4.0%	86,762	5.0%
At December 31, 2017
Bank First National Corporation:
Total capital (to risk-weighted assets)	$165,809	10.8%	$122,868	8.0%	$142,066	9.25%	$161,264	10.5%	N/A	N/A
Tier I capital (to risk-weighted assets)	142,697	9.3%	92,151	6.0%	111,349	7.25%	130,547	8.5%	N/A	N/A
Common equity tier I capital (to risk-weighted assets)	142,697	9.3%	69,113	4.5%	88,311	5.75%	107,510	7.0%	N/A	N/A
Tier I capital (to average assets)	142,697	8.5%	67,415	4.0%	67,415	4.00%	67,415	4.0%	N/A	N/A
Bank First National:
Total capital (to risk-weighted assets)	$171,642	11.2%	$122,643	8.0%	$141,806	9.25%	$160,969	10.5%	$153,304	10.0%
Tier I capital (to risk-weighted assets)	160,030	10.4%	91,982	6.0%	111,145	7.25%	130,308	8.5%	122,643	8.0%
Common equity tier I capital (to risk-weighted assets)	160,030	10.4%	68,987	4.5%	88,150	5.75%	107,313	7.0%	99,647	6.5%
Tier I capital (to average assets)	160,030	9.6%	66,984	4.0%	66,984	4.00%	66,984	4.0%	83,780	5.0%
As previously mentioned, the Company carried $11.5 million of subordinated debt as of December 31, 2018 and 2017 which is included in total capital in the tables above.
Contractual Obligations, Commitments, and Contingencies
The Company has entered into contractual obligations and commitments. The following tables summarize the Company’s contractual cash obligations and other commitments by maturity at December 31, 2018:
	Payments Due — By Period as of December 31, 2018
CONTRACTUAL OBLIGATIONS	Total	Less Than One Year	One to Three Years	Three to Five Years	After Five Years
	(dollars in thousands)
Certificates of deposit	$400,157	$232,663	$126,021	$38,605	$2,868
Subordinate debt	11,500	—	—	—	11,500
Operating lease obligations	4,100	132	273	199	3,496
Total contractual cash obligations	$415,757	$232,795	$126,294	$38,804	$17,864

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
We are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments primarily include commitments to originate and sell loans, standby and direct pay letters of credit, unused lines of credit and unadvanced portions of construction and development loans. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in these particular classes of financial instruments.
Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, standby and direct pay letters of credit and unadvanced portions of construction and development loans is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
Off-Balance Sheet Arrangements.
Our significant off-balance-sheet arrangements consist of the following:
•
Unused lines of credit

•
Standby and direct pay letters of credit

•
Credit card arrangements

Off-balance sheet arrangement means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the registrant is a party, under which the registrant has (1) any obligation under a guarantee contract, (2) retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement, (3) any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, or (4) any obligation, including a contingent obligation, arising out of a variable interest.
Loan commitments are made to accommodate the financial needs of our customers. Standby and direct pay letters of credit commit us to make payments on behalf of customers when certain specified future events occur. Both arrangements have credit risk essentially the same as that involved in extending loans to clients and are subject to our normal credit policies. Collateral (e.g., securities, receivables, inventory, equipment, etc.) is obtained based on management’s credit assessment of the customer.
Loan commitments and standby and direct pay letters of credit do not necessarily represent our future cash requirements because while the borrower has the ability to draw upon these commitments at anytime, these commitments occasionally expire without being drawn upon. Our off-balance sheet arrangements as of December 31, 2018 were as follows:
	Amounts of Commitments Expiring — By Period as of December 31, 2018
OTHER COMMITMENTS	Total	Less Than One Year	One to Three Years	Three to Five Years	After Five Years
	(dollars in thousands)
Unused lines of credit	$326,452	$205,200	$45,589	$51,371	$24,292
Standby and direct pay letters of credit	25,261	11,501	2,964	8,630	2,166
Credit card arrangements	7,119	—	—	—	7,119
Total commitments	$358,832	$216,701	$48,553	$60,001	$33,577

We closely monitor the amount of our remaining future commitments to borrowers in light of prevailing economic conditions and adjust these commitments as necessary. We will continue this process as new commitments are entered into or existing commitments are renewed.

Effects of Inflation
The effect of inflation on a financial institution differs significantly from the effect on an industrial company. While a financial institution’s operating expenses, particularly salary and employee benefits, are affected by general inflation, the asset and liability structure of a financial institution consists largely of monetary items. Monetary items, such as cash, investments, loans, deposits and other borrowings, are those assets and liabilities which are or will be converted into a fixed number of dollars regardless of changes in prices. As a result, changes in interest rates have a more significant impact on a financial institution’s performance than does general inflation. For additional information regarding interest rates and changes in net interest income see “— Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Sensitivity.” Inflation may have impacts on the Bank’s customers, on businesses and consumers and their ability or willingness to invest, save or spend, and perhaps on their ability to repay loans. As such, there would likely be impacts on the general appetite of banking products and the credit health of the Bank’s customer base.
Selected Quarterly Financial Data
The following is selected financial data summarizing the results of operations for each quarter in the years ended December 31, 2018 and 2017.
	2018 Quarter Ended
(dollars in thousands, except per share data)	December 31,	September 30,	June 30,	March 31,
Interest income	$19,753	$19,510	$19,372	$19,309
Interest expense	4,240	3,974	3,604	3,027
Net interest income	15,513	15,536	15,768	16,282
Provision for loan losses	750	800	900	485
Noninterest income	2,553	2,508	3,027	3,443
Noninterest expense	9,893	9,708	10,064	9,977
Net income attributable to Bank First National Corporation	$6,061	$5,932	$6,400	$7,063
Net income available to common shareholders	$6,061	$5,932	$6,400	$7,063
Basic earnings per common share*	$0.91	$0.89	$0.96	$1.05
Diluted earnings per common share*	$0.91	$0.89	$0.96	$1.05
	2017 Quarter Ended
(dollars in thousands, except per share data)	December 31,	September 30,	June 30,	March 31,
Interest income	$17,430	$12,629	$11,949	$11,464
Interest expense	2,298	1,997	1,818	1,619
Net interest income	15,132	10,632	10,131	9,845
Provision for loan losses	420	255	170	210
Noninterest income	1,888	2,256	2,970	2,734
Noninterest expense	10,418	6,985	6,638	6,353
Net income attributable to Bank First National Corporation	$3,278	$3,830	$4,212	$3,993
Net income available to common shareholders	$3,278	$3,830	$4,212	$3,993
Basic earnings per common share*	$0.50	$0.62	$0.68	$0.64
Diluted earnings per common share*	$0.50	$0.62	$0.68	$0.64

*
Cumulative quarterly per share performance may not equal annual per share totals due to the effects of the amount and timing of capital increases. When computing earnings per share for an interim period, the denominator is based on the weighted average shares outstanding during the interim period, and not on an annualized weighted average basis. Accordingly, the sum of the quarters’ earnings per share data will not necessarily equal the year to date earnings per share data.
Quantitative and Qualitative Disclosures About Market Risk
Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in its lending, investment and deposit-taking activities. To that end, management actively monitors and manages its interest rate risk exposure.
Our profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact our earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. We monitor the impact of changes in interest rates on its net interest income using several tools.
Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while configuring our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest rate risk.
Interest Rate Sensitivity.   Interest rate risk is the risk to earnings and value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricings and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay home mortgage loans at any time and depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR (basis risk).
An asset sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate higher net interest income, as rates earned on our interest-earning assets would reprice upward more quickly than rates paid on our interest-bearing liabilities, thus expanding our net interest margin. Conversely, a liability sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate lower net interest income, as rates paid on our interest-bearing liabilities would reprice upward more quickly than rates earned on our interest-earning assets, thus compressing our net interest margin.
The Company actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve sustainable growth in net interest income. The Company’s ALCO, using policies and procedures approved by the Company’s board of directors, is responsible for the management of the Company’s interest rate sensitivity position. The Company manages interest rate sensitivity by changing the mix, pricing and re-pricing characteristics of its assets and liabilities, through the management of its investment portfolio, its offerings of loan and selected deposit terms and through wholesale funding. Wholesale funding consists of, but is not limited to, multiple sources including borrowings with the FHLB of Chicago, the Federal Reserve Bank of Chicago’s discount window and certificates of deposit from institutional brokers.
The Company uses several tools to manage its interest rate risk including interest rate sensitivity analysis, or gap analysis, market value of portfolio equity analysis, interest rate simulations under various rate scenarios and net interest margin reports. The results of these reports are compared to limits established by the Company’s ALCO policies and appropriate adjustments are made if the results are outside the established limits.
There are an infinite number of potential interest rate scenarios, each of which can be accompanied by differing economic/political/regulatory climates; can generate multiple differing behavior patterns by markets, borrowers, depositors, etc.; and, can last for varying degrees of time. Therefore, by definition, interest rate risk sensitivity cannot be predicted with certainty. Accordingly, the Company’s interest rate risk measurement philosophy focuses on maintaining an appropriate balance between theoretical and practical scenarios; especially given the primary objective of the Company’s overall asset/liability management process is to facilitate meaningful strategy development and implementation.
Therefore, we model a set of interest rate scenarios capturing the financial effects of a range of plausible rate scenarios; the collective impact of which will enable the Company to clearly understand the nature and extent of its sensitivity to interest rate changes. Doing so necessitates an assessment of rate changes over varying time horizons and of varying/sufficient degrees such that the impact of embedded options within the balance sheet are sufficiently examined.
The following tables demonstrate the annualized result of an interest rate simulation and the estimated effect that a parallel interest rate shift, or “shock,” in the yield curve and subjective adjustments in deposit pricing might have on the Company’s projected net interest income over the next 12 months.
This simulation assumes that there is no growth in interest-earning assets or interest-bearing liabilities over the next 12 months. The changes to net interest income shown below are in compliance with the Company’s policy guidelines.
As of December 31, 2018:
Change in Interest Rates (in Basis Points)	Percentage Change in Net Interest Income
+400	5.0%
+300	3.9%
+200	2.7%
+100	1.5%
–100	(4.1)%
As of December 31, 2017:
Change in Interest Rates (in Basis Points)	Percentage Change in Net Interest Income
+400	(0.2)%
+300	0.3%
+200	0.5%
+100	0.6%
–100	(2.7)%
Economic Value of Equity Analysis.   We also analyze the sensitivity of the Company’s financial condition to changes in interest rates through our economic value of equity model. This analysis measures the difference between estimated changes in the present value of the Company’s assets and estimated changes in the present value of the Company’s liabilities assuming various changes in current interest rates. The Company’s economic value of equity analysis as of December 31, 2018 estimated that, in the event of an instantaneous 200 basis point increase in interest rates, the Company would experience a 4.56% increase in the economic value of equity. At the same date, our analysis estimated that, in the event of an instantaneous 100 basis point decrease in interest rates, the Company would experience 6.53% decrease in the economic value of equity. The estimates of changes in the economic value of our equity require us to make certain assumptions including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain and, as a result, we cannot precisely predict the impact of changes in interest rates on the economic value of our equity. Although our economic value of equity analysis provides an indication of our interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on the economic value of our equity and will differ from actual results.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
As previously disclosed by the Company in a Current Report on Form 8-K filed with the SEC on December 6, 2018, on November 29, 2018, the Audit Committee of the Company decided to dismiss CliftonLarsonAllen LLP (“CLA”) as the Company’s independent registered public accounting firm and re-engage Porter Keadle Moore, LLC (“PKM”) as the Company’s independent registered public accounting firm.
On February 27, 2018 the Audit Committee approved CLA to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2018. Therefore, CLA has not audited the Company’s financial statements for the two most recent fiscal years, and hence there is no report of CLA that contains any adverse opinion or disclaimer of opinion, or is qualified or modified as to uncertainty, audit scope or accounting principles. In addition, during the interim period from February 27, 2018 through November 29, 2018, there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and CLA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to CLA’s satisfaction, would have caused CLA to make reference in connection with CLA’s opinion to the subject matter of the disagreement.
Prior to February 27, 2018, PKM has previously served as the Company’s independent registered accounting firm during the years ended December 31, 2017 and 2016, and the subsequent interim period from January 1, 2018 through February 27, 2018 when PKM was dismissed and CLA was approved. PKM was also engaged on a one-time basis from May 24, 2018 to August 15, 2018 to reissue its report on the Company’s consolidated financial statements for the years ended December 31, 2017 and 2016 under the standards of the Public Company Accounting Oversight Board in connection with the Company’s filing of its Form 10 Registration Statement with the SEC.
Therefore, during the years ended December 31, 2017 and 2016 and the subsequent interim period from January 1, 2018 through February 27, 2018 and from May 24, 2018 through August 15, 2018, (1) the Company has consulted PKM regarding the application of accounting principles to a number of transactions and audit opinions on the Company’s financial statements, and PKM has provided written reports and/or oral advice to the Company that PKM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues, and (2)(i) the Company did not have any disagreements with PKM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PKM, would have caused PKM to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements for such periods, and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.
In addition, during the interim period from February 27, 2018 through May 24, 2018 and from August 15, 2018 through November 29, 2018, the Company did not consult PKM regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company that PKM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, and (2) any matter that was the subject of a “disagreement” or a “reportable event”, each as defined in Regulation S-K Item 304(a)(1)(iv) and Item 304(a)(1)(v), respectively.

INFORMATION ABOUT Partnership Community Bancshares, Inc.
PCB was incorporated in Wisconsin in 2006 and owns all of the outstanding shares of common stock of Partnership Bank, a Wisconsin chartered bank headquartered in Cedarburg, Wisconsin. As of December 31, 2018, PCB had consolidated total assets of  $307.1 million, net loans of  $267.1 million, deposits of  $262.2 million and stockholders’ equity of  $21.6 million. PCB operates four full service offices in Wisconsin. Partnership Bank’s deposits are insured by the FDIC.
PCB was established in January 2006 for the purposes of organizing or investing in community banks through an innovative “PCB Banking Strategy.” The PCB Banking Strategy was intended to promote the community bank brand, empowering current bank management and retaining existing local community shareholders to preserve their community independence, while providing centralized operational, capital and accounting support. In April 2007, PCB completed its acquisition of a controlling interest in The Bancorp of Tomah (which subsequently changed its name to First Community Bancshares, Inc.), the bank holding company for First Bank in Tomah, Wisconsin. Later, in December 2007, PCB acquired a controlling interest in Lebanon Community Bancshares, Inc. (which subsequently changed its name to Town and Country Bancshares, Inc.), the bank holding company for Town and Country Bank, in Watertown, Wisconsin. The result of those acquisitions was a two-tier bank holding company structure, whereby PCB owned a majority controlling interest in each of First Community Bancshares, Inc. and Town and Country Bancshares, Inc., which in turn owned 100% of the outstanding common stock of First Bank and Town and Country Bank, respectively. In December 2012, First Bank branched into Cedarburg, Wisconsin, in Ozaukee County, under the name Partnership Bank, a branch of First Bank and later opened a branch office in Mequon, Wisconsin, also in Ozaukee County.
In October 2014, recognizing the inefficiencies associated with the two-tier holding company structure, PCB merged each of First Community Bancshares, Inc. and Town and Country Bancshares, Inc. into it and subsequently merged Town and Country Bank into First Bank, thereafter changing the name of the resulting bank to Partnership Bank and relocating its headquarters to its Cedarburg, Wisconsin office. The result of these transactions was a traditional single-tier, one bank holding company structure with PCB serving as the bank holding company for its wholly-owned bank subsidiary, Partnership Bank.
Today, Partnership Bank provides a full line of banking services throughout Jefferson, Monroe and Ozaukee Counties, Wisconsin from four full-service offices and one limited service facility.
Throughout the years, PCB Bank has developed a strong reputation for providing outstanding service to its clients and strongly supporting its local communities. Partnership Bank is proud of this tradition and looks forward to carrying it as part of the Bank First organization.
Partnership Bank is subject to examination and comprehensive regulation by the FDIC, its primary banking regulator, which insures customer deposits held by Partnership Bank to the full extent provided by law. Partnership Bank also is subject to certain reserve requirements established by the Federal Reserve Board.

DESCRIPTION OF CAPITAL STOCK
As a result of the merger, PCB shareholders who receive shares of BFC common stock in the merger will become shareholders of BFC. Your rights as shareholders of BFC will be governed by Wisconsin law and the BFC Articles and BFC Bylaws. The following briefly summarizes the material terms of BFC common stock. We urge you to read the applicable provisions of the WBCL, the BFC Articles and the BFC Bylaws and federal laws governing bank holding companies carefully and in their entirety. Copies of BFC’s governing documents have been filed with the SEC. To obtain copies of these documents, see “Where You Can Find More Information.” BFC common stock is listed on the Nasdaq Capital Market under the symbol “BFC.”
Common Stock
Authorized.   BFC has 20,000,000 shares of authorized common stock, $0.01 par value, of which 6,577,044 were outstanding as of April 1, 2019.
Voting Rights; No Cumulative Voting.   Each share of common stock entitles the holder to one vote on all matters submitted to a vote of common shareholders, including the election of directors; provided, however, any person that beneficially owns, directly or indirectly, in excess of 20% of the voting power in the election of directors shall be limited to 10% of the full voting power of those shares. There is no cumulative voting in the election of directors. All elections of directors are determined by a plurality of the votes cast, and except as otherwise required by the BFC Articles or by applicable Wisconsin law, all other matters are approved if the votes cast within the voting group favoring an action exceed the votes cast opposing such action at a properly called meeting of shareholders.
Board of Directors.   Under the BFC Bylaws and BFC Articles, the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by the board of directors, but in no event shall the number of directors be less than six (6) nor more than fifteen (15). Currently, there are nine (9) directors. The board of directors is divided into three classes so that each director serves for a term expiring at the third succeeding annual meeting of shareholders after their election with each director to hold office until his or her successor is duly elected and qualified. Directors are elected by a plurality of the votes cast at BFC’s annual meeting by the holders of shares present, or represented by proxy and entitled to vote on the election of directors.
Dividends; Liquidation; Preemptive Rights.   Holders of shares of BFC common stock are entitled to receive dividends only when, as and if approved by the BFC board of directors from funds legally available for the payment of dividends. BFC’s ability to pay dividends will be dependent on BFC’s earnings and financial conditions and subject to certain restrictions imposed by state and federal laws. BFC shareholders are entitled to share ratably in BFC’s assets legally available for distribution to such shareholders in the event of BFC’s liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of BFC’s known debts and liabilities. These rights are subject to the preferential rights of any series of BFC’s preferred stock that may then be outstanding. Holders of shares of BFC common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of BFC’s securities. All outstanding shares of BFC common stock are validly issued, fully paid and nonassessable.
BFC is a legal entity separate and distinct from Bank First. There are various restrictions that limit the ability of Bank First to finance, pay dividends or otherwise supply funds to BFC or other affiliates. In addition, subsidiary banks of holding companies are subject to certain restrictions under Sections 23A and 23B of the Federal Reserve Act on any extension of credit to the bank holding company or any of its subsidiaries, on investments in the stock or other securities thereof and on the taking of such stock or securities as collateral for loans to any borrower. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with extensions of credit, leases or sales of property, or furnishing of services.
The principal sources of funds to BFC to pay dividends are the dividends received from Bank First. Consequently, dividends are dependent upon Bank First’s earnings, capital needs, regulatory policies, as well as statutory and regulatory limitations. Federal and state banking laws and regulations restrict the amount of dividends and loans a bank may make to its parent company. Approval by Bank First’s regulators is required if the total of all dividends declared in any calendar year exceed the total of its net income for that year combined with its retained net income of the preceding two years.
Under certain conditions, dividends paid to BFC by Bank First are subject to approval by the OCC. A national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless the bank has transferred to surplus no less than one-tenth of its net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. In addition, under the Federal Deposit Insurance Corporation Improvement Act, banks may not pay a dividend if, after paying the dividend, the bank would be undercapitalized.
Preemptive Rights; Liquidation.   BFC common stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of BFC common stock. In the event of liquidation, holders of BFC common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of BFC preferred stock, if any such shares are outstanding. There are no redemption or sinking fund provisions applicable to BFC common stock
Preferred Stock
Under the terms of the BFC Articles, BFC has authorized the issuance of up to 5,000,000 shares of serial preferred stock, $0.01 par value per share, any part or all of which shares may be established and designated from time to time by the BFC board of directors by filing an amendment to the BFC Articles, which is effective without shareholder action, in accordance with the appropriate provisions of the WBCL. BFC Articles authorize BFC’s board of directors to establish one or more series of preferred stock, and to establish such preferences, limitations and relative rights as may be applicable to each series of preferred stock. The issuance of preferred stock and the determination of the terms of preferred stock by the board, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of BFC common stock.
Anti-Takeover Provisions
General.   BFC Articles and BFC Bylaws, as well as WBCL, contain certain provisions designed to enhance the ability of BFC’s board of directors to deal with attempts to acquire control of BFC. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the board of directors (including takeovers which certain shareholders may deem to be in their best interest). This summary does not purport to be complete and is qualified in its entirety by reference to the laws and documents referenced. With respect to BFC’s charter documents, while such provisions might be deemed to have some “anti-takeover” effect, the principal effect of these provisions is to protect BFC’s shareholders generally and to provide BFC’s board and shareholders a reasonable opportunity to evaluate and respond to such unsolicited acquisition proposals.
Voting Requirements; Business Combinations or Control Share Acquisition.   The BFC Articles require the affirmative vote of the holders of at least 80% of the then-outstanding shares of capital stock entitled to vote on the matter to approve certain business combinations; provided, however, in the case where the business combination has been approved a majority of the board of directors, then the business combination may be approved by an affirmative vote of the holders of the majority of the outstanding shares of BFC.
Authorized but Unissued Stock.   The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of BFC’s management.
Number and Classification of Directors.   BFC Articles and BFC Bylaws provide that the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by the board of directors, but in no event shall the number of directors be less than six (6) nor more than fifteen (15). The board of directors is divided into three classes so that each director serves for a term expiring at the third succeeding annual meeting of shareholders after their election with each director to hold office until his or her successor is duly elected and qualified. The classification of directors, together with the provisions in the BFC Articles and BFC Bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable, and three meetings, rather than one, would be required to replace the entire board. Directors are elected by a plurality of the votes cast at BFC’s annual meeting by the holders of shares present, or represented by proxy and entitled to vote on the election of directors. Plurality means that the individuals who receive the largest number of  “FOR” votes will be elected as directors. If, at the annual meeting, a shareholder does not vote for a nominee, or indicates “WITHHOLD” for any nominee on his, her or its proxy card, such vote will not count “FOR” the nominee.
Removal of Directors and Filling Vacancies.   BFC Articles provide that any director may be removed from office by the affirmative vote of 80% of the outstanding shares entitled to vote for the election of such director taken at a meeting of shareholders called for that purpose. BFC Bylaws provide that all vacancies on the board, including those created by an increase in the number of directors on the board of directors, may be filled by the remaining directors, and the director(s) so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been elected expires and until such director’s successor shall have been duly elected and qualified.
Amendment of the Articles of Incorporation or Bylaws.   The affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock entitled to vote is required to amend or repeal certain provisions of the BFC Articles, including those provisions regarding voting shares held in excess of the 20% limit described above, the election and removal of directors, business combinations, and indemnification of directors and officers. The BFC Articles also provides that the board of directors may amend the BFC Articles without shareholder approval pursuant to Section 180.1002 of the WBCL. Except as provided in Section 180.1002 of the WBCL, the BFC Articles can only be amended by an affirmative vote of the holders of 66-2/3% of all outstanding shares of stock entitled to vote on such amendment.
The BFC Bylaws may be amended, altered or repealed and new bylaws may be adopted by the BFC board of directors with an affirmative vote of a majority of directors present at, or participating in, any meeting at which a quorum is present. Bylaws adopted by the shareholders cannot be amended or repealed by the board of directors if such bylaw so provides. The BFC Bylaws provide that any action taken or authorized by the shareholders or by the board of directors, which would be inconsistent with the BFC Bylaws then in effect but is taken or authorized by affirmative vote of not less than the number of shares or the number of directors required to amend the BFC Bylaws so that the bylaws would be consistent with such action, shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.
Special Meetings of Shareholders.   Under the BFC Bylaws, special meetings of the shareholders may be called by the Chairman of the BFC board of directors or BFC’s Corporate Secretary, upon written request of a majority of the board of directors then in office. BFC must give written or printed notice of the place, day and hour of each special shareholders’ meeting no fewer than 20 days nor more than 120 days before the meeting date to each shareholder of record entitled to vote at the meeting.

Shareholder Proposals and Nominations.   The BFC Bylaws set forth advance procedures for proposal by a shareholder of business to be transacted at an annual or special meeting. The BFC Bylaws provide that, for any shareholder proposal to be presented in connection with a meeting of the shareholders, the shareholder must give timely written notice thereof to BFC’s Corporate Secretary in compliance with the advance notice and eligibility requirements contained in the BFC Bylaws.
To be timely, a shareholder notice must be provided to the Corporate Secretary at the principal executive offices of BFC; (1) in the case of an annual meeting of the shareholders, no earlier than the 120th day and no later than the 90th day prior to the first anniversary of the preceding year’s annual meeting (if the event date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice is timely if it is provided no earlier than the 120th day prior to the date of such annual meeting nor later than the 90th day prior to the date of such annual meeting, or if the first public announcement of such annual meeting is less than 100 days prior to such annual meeting, the 10th day following the day on which the public announcement of the date of such annual meeting is first made by BFC), and (2) in the case of a special meeting of the shareholders called for the purpose of electing directors, not earlier than the 120th day prior to such special meeting and no later than 90 days prior to such special meeting or the 10th day following the date on which notice of the date of such special meeting was mailed or public disclosure of the date of the special meeting was made (whichever occurs first).
The notice must contain the detailed information specified in the BFC Bylaws about the shareholder making the nomination or proposal and, as applicable, each nominee or the proposed business. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order by the chairman of the meeting.
Limitations on Directors’ and Officers’ Liability.   Article X of the BFC Articles provides that BFC shall indemnify to the fullest extent permitted by the WBCL each director and officer of BFC, and any such other employee or agent of BFC as the board of directors shall so resolve to indemnify. Article VIII of the BFC Bylaws also provides for indemnification of directors and officers.

COMPARISON OF RIGHTS OF
BFC SHAREHOLDERS AND PCB SHAREHOLDERS
If the merger is completed, shareholders of PCB will become shareholders of BFC. The rights of PCB shareholders are currently governed by and subject to the laws of the State of Wisconsin, as amended, and the PCB Articles and PCB Bylaws. Upon completion of the merger, the rights of the former PCB shareholders who receive shares of BFC common stock will be governed by the WBCL and the BFC Articles and BFC Bylaws, rather than the PCB Articles and PCB Bylaws.
The following is a summary of the material differences between the rights of holders of BFC common stock and holders of PCB common stock, but it does not purport to be a complete description of those differences, the specific rights of such holders or the terms of the BFC common stock subject to issuance in connection with the merger. The following summary is qualified in its entirety by reference to the relevant provisions of: (1) Wisconsin law; (2) the BFC Articles; (3) the PCB Articles; (4) the BFC Bylaws; and (5) the PCB Bylaws.
The identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Wisconsin law, as well as the governing corporate instruments of each of BFC and PCB, copies of which are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”
	Rights of BFC Shareholders (which will be the rights of shareholders of the combined company following the merger)	Rights of PCB Shareholders
Corporate Governance	BFC is a Wisconsin corporation. The rights of BFC shareholders are governed by Wisconsin law, the BFC Articles and the BFC Bylaws.	PCB is a Wisconsin corporation. The rights of PCB shareholders are governed by Wisconsin law, the PCB Articles and the PCB Bylaws.
Authorized Capital Stock
BFC’s authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.
The BFC Articles authorize BFC’s board of directors to issue shares of preferred stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations or restrictions of the shares of BFC preferred stock in each series.
As of April 1, 2019, there were 6,577,044 shares of BFC common stock outstanding and no shares of BFC preferred stock outstanding.

PCB is authorized to issue up to 5,000,000 shares of common stock, par value $1.00 per share, and 10,000 shares of preferred stock, no par value.
The PCB Articles authorize PCB’s board of directors to issue shares of preferred stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations or restrictions of the shares of PCB preferred stock in each series.
As of  [•], 2019, there were 2,358,602 shares of PCB common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Preemptive Rights	The BFC Articles provide that shareholders do not have preemptive rights.	The PCB Articles do not provide shareholders with preemptive rights.

	Rights of BFC Shareholders (which will be the rights of shareholders of the combined company following the merger)	Rights of PCB Shareholders
Voting Rights
Each holder of shares of BFC common stock is entitled to one vote for each share held on all questions submitted to holders of shares of BFC common stock, provided, however, any person that beneficially owns, directly or indirectly, in excess of 20% of the voting power in the election of directors shall be limited to 10% of the full voting power of those shares.
Other matters (other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by Wisconsin law or the BFC Articles) require, of the shares represented at the meeting and entitled to vote on the subject matter, the votes cast within the voting group favoring the action to exceed the votes cast opposing the action, where the vote on the matter occurred at a shareholder meeting at which a quorum is present.

Each share of PCB common stock has one vote for each matter submitted to a vote at a meeting of shareholders.
Other matters (other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the WBCL or the PCB Articles) are determined if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, provided that a quorum exists.
Under the PCB Bylaws, any action to be taken at a meeting of the shareholders of the corporation, or any action that may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by each of the shareholders entitled to vote with respect to the subject matter thereof.

Cumulative Voting	Holders of shares of BFC common stock do not have cumulative voting rights at elections of directors.	Holders of shares of PCB common stock do not have cumulative voting rights at elections of directors.
Size of the board of directors	The BFC Bylaws provide for a board of directors consisting of not less than 6 and not more than 15 directors as fixed from time to time by a resolution of BFC’s board. Currently, there are nine directors on BFC’s board of directors.	The PCB Articles provide that the number of directors may be changed from time to time by the PCB Bylaws. The PCB Bylaws provide that the number of directors will not be less than one nor more than 15. Currently, there are 12 directors on PCB’s board of directors.
Independent Directors	A majority of the BFC board of directors must be comprised of independent directors as defined in the listing rules of Nasdaq.	PCB is not subject to any requirement with respect to independent directors.
Term of Directors and Classified Board	BFC Articles and BFC Bylaws provide that the directors shall be divided into three classes of not less than two nor more than five directors each, with one class to be	The PCB Articles provide that directors are elected annually and each director shall hold office until his or her successor is elected and qualified or until his or her earlier

	Rights of BFC Shareholders (which will be the rights of shareholders of the combined company following the merger)	Rights of PCB Shareholders
	elected annually. At each annual meeting of shareholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office of three years, with each director to hold office until his or her successor shall have been elected and qualified or until their earlier resignation, death, or removal from office.	resignation or removal, or until there is a decrease in the number of directors.
Election of Directors	BFC directors are elected by a plurality of the votes cast by the shares entitled to vote in the election of directors.	PCB directors are elected by a plurality of the votes cast by the shares entitled to vote in the election of directors.
Removal of Directors	The BFC Articles provide that a director may be removed from office by the affirmative vote of the holders of 80% of the outstanding shares entitled to vote at an election of such director.	The PCB Articles provide that only at a shareholders’ meeting with respect to which notice of such purpose has been given may a director be removed with or without cause if the votes cast to remove the director exceed the number of votes cast to not remove the director. If a director is elected by a voting group, only the shareholders of that voting group may participate in the vote to remove that director.
Filling Vacancies of Directors	The BFC Articles and BFC Bylaws provide that if a vacancy occurs, the remaining directors may fill such vacancy on the board of directors, including a vacancy created by an increase in the number of directors. In the absence of action by the remaining directors, the shareholders may fill such vacancy at a special meeting or an annual meeting in accordance with the BFC Articles and Bylaws. A director elected to fill a vacancy will serve until the expiration of the term of his or her predecessor. Any vacancy created by the removal of a director by the shareholders may be replaced by an affirmative vote of 80% of the outstanding shares entitled to vote at an election of such director.	The PCB Bylaws provide that if a vacancy occurs, including a vacancy resulting from an increase in the number of directors, the shareholders may fill the vacancy. During the time that the shareholders fail or are unable to fill such vacancies, then and until the shareholders act the board of directors may fill the vacancy through an affirmative vote of the majority of the directors present at a meeting at a meeting at which a quorum is present, or if the remaining directors constitute less than a quorum, the board of directors may fill the vacancy with an affirmative vote of a majority of all the directors remaining in office.

	Rights of BFC Shareholders (which will be the rights of shareholders of the combined company following the merger)	Rights of PCB Shareholders
Director Qualifications	BFC Bylaws provide that any director who reaches the age of 70 may not be nominated for election to the board of directors, and any director who reaches the age of 70 during the course of his or her term as director will serve upto the first annual meeting following such birthday, at which point his or her term will end.	PCB Articles and PCB Bylaws do not provide for director qualifications.
Amendments to Articles
The BFC Articles provide that the board of directors may amend the Articles without shareholder approval pursuant to Section 180.1002 of the WBCL. Except as provided in Section 180.1002 of the WBCL, the BFC Articles can only be amended by an affirmative vote of the holders of 66-2/3% of all outstanding shares of stock entitled to vote on such amendment. In the case of an amendment of Articles V (Directors), VII (Amendment), VIII (Shareholders Vote Required for Merger), IX (Control Share Acquisitions), and X (Indemnification) of the BFC Articles, the affirmative vote of the holders of at least 80% of the outstanding shares of stock entitled to vote on such amendment will be required. Notwithstanding the foregoing, the affirmative vote of a majority of the outstanding shares of stock entitled to vote on an amendment is sufficient to adopt any amendment which is approved by a resolution of the majority of the entire board of directors in office at such time, if it was adopted by the board prior to the mailing to shareholders of the notice of the meeting at which the shareholders’ vote on such matter is held.
The BFC Articles provide that if a vote to amend the BFC Articles requires the vote of one or more class of outstanding shares, voting separately as a class, then the 66-2∕3%, 80% or majority vote
The PCB Articles may be amended in accordance with the WBCL, which generally requires the approval of the PCB board of directors and the holders of a majority of the votes entitled to be cast on the amendment.

	Rights of BFC Shareholders (which will be the rights of shareholders of the combined company following the merger)	Rights of PCB Shareholders
required by the BFC Articles shall also apply to each such class, voting separately as a class.
Bylaw Amendments
The BFC Bylaws may be amended, altered or repealed and new bylaws may be adopted by the BFC board of directors with an affirmative vote of a majority of directors present at, or participating in, any meeting at which a quorum is present. Bylaws adopted by the shareholders cannot be amended or repealed by the board of directors if such bylaw so provides.
The BFC Bylaws provide that any action taken or authorized by the shareholders or by the board of directors, which would be inconsistent with the BFC Bylaws then in effect but is taken or authorized by an affirmative vote of not less than the number of shares or the number of directors required to amend the BFC Bylaws so that the bylaws would be consistent with such action, shall be given the same effect as though the bylaws had been temporarily amended or suspended, but only so far as is necessary to permit the specific action so taken or authorized.

The PCB Bylaws may be amended or repealed by the board of directors unless the PCB Articles or the WBCL reserve the right exclusively to the shareholders, or the shareholders in adopting, amending, or repealing a bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal the PCB Bylaws even though the bylaws may also be amended or repealed by the board of directors.
The PCB Bylaws provide that any action taken or authorized by the shareholders by the affirmative vote of the holders of a majority of the shares of each voting group entitled to vote thereon or by the board of directors by affirmative vote of a majority of the directors, shall be given the same effect as though the Bylaws had been temporarily amended so far as is necessary to permit the specific action so taken or authorized. The PCB Articles do not reserve the right to amend the PCB Bylaws exclusively to the shareholders.

Merger, Consolidations or Sales of Substantially All Assets; Anti-Takeover Provisions	BFC Articles provide that (A) any merger or consolidation with one or more other corporations (regardless of which is the surviving corporation) or (B) any sale, lease or exchange of all or substantially all of the property and assets of BFC to or with one or more other corporations, persons or other entities requires the affirmative vote of at least 80% of the outstanding shares of capital stock entitled to vote on the matter. However, if a transaction referenced above is approved by a majority of the board of directors prior to the mailing of the notice of the meeting at which	Under the WBCL, subject to certain exceptions, a merger or share exchange must be adopted and approved by the board of directors, and submitted to the shareholders at a meeting of a corporation’s shareholders for approval by each voting group entitled to vote separately on the plan, by a majority of all the votes entitled to be cast on the plan or share exchange by that voting group.

	Rights of BFC Shareholders (which will be the rights of shareholders of the combined company following the merger)	Rights of PCB Shareholders
the shareholders’ vote on such matter is to be held, then an affirmative vote of a majority of the outstanding shares of capital stock entitled to vote on the matter shall be sufficient to approve such transaction. If the WBCL or the BFC Articles require a vote of shareholders of one or more classes of outstanding shares, voting separately as a class, for approval of such transactions described above, then the 80% or majority vote required shall also apply to each such class, voting separately.
Annual Meetings of the Shareholders	BFC Bylaws provide that the annual meeting of the shareholders is to be held once each calendar year, with the interval between such annual meetings to be no less than nine months nor more than 15 months. The annual meeting is to be held at such time and at such place as determined by the board of directors and stated in the notice.	The PCB Bylaws provide that the annual meeting of shareholders of PCB will be held within 90 days after the close of PCB’s fiscal year. If the election of directors shall not be held on the day designated for the annual meeting, the board of directors will cause the election to be held at a special meeting of the shareholders as soon thereafter as is convenient.
Special Meetings of the Shareholders	Under the BFC Bylaws, special meetings of the shareholders may be called by the Chairman of the board of directors or the Corporate Secretary, upon written request of a majority of the board of directors then in office.	The PCB Bylaws provide that special meetings of shareholders can be called by the President, or by the board of directors, and will be called by the President at the request of the holders of not less than one-tenth of all outstanding votes entitled to be cast on any issue at the meeting.
Advance Notice Provisions for Shareholder Nominations and Shareholder Business Proposals at Annual Meetings	Rule 14a-8 promulgated by the SEC under the Exchange Act establishes the rules for shareholder proposals intended to be included in a public company’s proxy statement. Rule 14a-8 applies to BFC. Under the rule, a shareholder proposal must be received by the subject company at least 120 days before the anniversary of the date on which the company first mailed the previous year’s proxy statement to shareholders. If, however, the annual meeting date has been changed by more than 30	Rule 14a-8 of the Exchange Act does not apply to PCB. The PCB Articles and Bylaws do not provide a notice provision for shareholder nominations and business proposals at annual meetings.

Rights of BFC Shareholders (which will be the rights of shareholders of the combined company following the merger)	Rights of PCB Shareholders

days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before the subject company begins to print and mail its proxy materials.
Other than proposals brought under Rule 14a-8, the BFC Bylaws set forth advance procedures for proposal by a shareholder of business to be transacted at an annual or special meeting. The BFC Bylaws provide that, for any shareholder proposal to be presented in connection with a meeting of the shareholders, the shareholder must give timely written notice thereof to BFC’s Corporate Secretary in compliance with the advance notice and eligibility requirements contained in the BFC Bylaws.
To be timely, a shareholder notice must be provided to the Corporate Secretary at the principal executive offices of BFC; (1) in the case of an annual meeting of the shareholders, no earlier than the 120th day and no later than the 90th day prior to the first anniversary of the preceding year’s annual meeting (if the event date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice is timely if it is provided no earlier than the 120th day prior to the date of such annual meeting nor later than the 90th day prior to the date of such annual meeting, or if the first public announcement of such annual meeting is less than 100 days prior to such annual meeting, the 10th day following the day on which the public announcement of the date of such annual meeting is first made by BFC), and (2) in the case of a special meeting of the shareholders called for the purpose of electing directors, not earlier than the 120th day prior to such special meeting and no later than 90 days

	Rights of BFC Shareholders (which will be the rights of shareholders of the combined company following the merger)	Rights of PCB Shareholders

prior to such special meeting or the 10th day following the date on which notice of the date of such special meeting was mailed or public disclosure of the date of the special meeting was made (whichever occurs first).
The notice must contain the detailed information specified in the BFC Bylaws about the shareholder making the nomination or proposal and, as applicable, each nominee or the proposed business. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order by the Chairman of the meeting.

Notice of Shareholder Meetings	BFC must give written, electronic transmission, or printed notice, or if such forms of personal notice are impracticable, public notice of the place, day and hour of each annual and special shareholders’ meeting. For annual meetings such notice must be no fewer than 50 days nor more than 120 days before the date of such meeting. For special meetings such notice must be no fewer than 20 days nor more than 120 days before the date of such meeting. Unless otherwise provided by WBCL, notice of the annual meeting need not include a description of the purpose for which the meeting is called.	PCB must give written notice of the date, time and place of each annual and special shareholders’ meeting no fewer than ten days nor more than 60 days before the meeting date to each shareholder. If a purpose of any shareholder meeting is to consider either; (a) an amendment to the PCB Articles, (b) a plan of merger or share exchange, (c) the sale, lease, exchange, or other disposition of all, or substantially all of PCB’s property, (d) the dissolution of PCB, or (e) the removal of a director, the notice must so state and must be accompanied by a copy or summary of the; (i) articles of amendment, (ii) plan of merger or share exchange, or (iii) a description of the transaction for disposition of all PCB’s property and must be given a sufficient number of days in advance of the meeting to comply with the WBCL. If the proposed action creates dissenters’ rights, the notice must state that shareholders are, or may be, entitled to assert such rights, and must be accompanied by a copy of Subchapter XIII of the WBCL.

	Rights of BFC Shareholders (which will be the rights of shareholders of the combined company following the merger)	Rights of PCB Shareholders
Liability and Indemnification of Directors and Officers
BFC Articles and BFC Bylaws provide that BFC shall indemnify, to the fullest extent permitted by Wisconsin law, each person who may serve or who has served at any time as a director or officer of BFC or of any of its subsidiaries, or who at the request of BFC may serve or at any time has served as a director, officer, partner, trustee, member of any decision-making committee, employee or agent of, or in a similar capacity with, another organization, for all reasonable expenses incurred in connection with any proceeding to the extent he or she has been successful on the merits or otherwise. The WBCL provides that BFC shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of BFC against reasonable expenses incurred by him or her in connection with the proceeding.
In cases where a director of officer is not successful on the merits or otherwise, BFC shall indemnify a director or officer against liability incurred by the director or officer in a proceeding to which the director or officer was a party because he or she is a director or officer of BFC, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owes to BFC and the breach or failure to perform constitutes any of the following: (1) a willful failure to deal fairly with BFC or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (2) a violation of the criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was

The PCB Bylaws provide that PCB will indemnify a director, officer, or employee (as those terms are defined in the PCB Articles) to the extent he or she has been successful on the merits or otherwise in the defense of a proceeding (as defined in the PCB Article) for all reasonable expenses incurred in connection with the proceeding if such person was a party because he or she is a director, officer or employee. In other cases, PCB shall indemnify a director, officer, or employee against liability and expenses incurred by such person in connection with a proceeding to which such person was a party because he or she is a director officer or employee, unless it will have been proven by final judicial adjudication that such person breached or failed to perform a duty owed to the corporation which constitutes; (a) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director, officer or employee has a material conflict of interest, (b) a violation of criminal law, unless the director, officer or employee had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful, (c) a transaction from which the director, officer or employee derived an improper personal benefit, or (d) willful misconduct.
The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of no contest or an equivalent plea, does not, by itself, create a presumption that indemnification of the officer, director or employee is not required.
Indemnification is not required to the extent the director, officer or employee has previously received indemnification or allowance of expenses from any person or entity,

	Rights of BFC Shareholders (which will be the rights of shareholders of the combined company following the merger)	Rights of PCB Shareholders

unlawful; (3) a transaction from which the director or officer derived an improper personal profit; or (4) willful misconduct.
The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of no contest or an equivalent plea, does not, by itself, create a presumption that indemnification of a director or officer is not required.
Indemnification by BFC includes payment of reasonable expenses incurred in defending a proceeding in advance of the final disposition of such action or proceeding upon receipt from the person to be indemnified of  (i) a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties and (ii) a written undertaking, executed personally or on his or her behalf, to repay the allowance and, if required by BFC, to pay reasonable interest on the allowance to the extent that it is ultimately determined that indemnification is not required and that indemnification is not ordered by a court. This undertaking shall be an unlimited general obligation of the director or officer and may be accepted without reference to his or her ability to repay the allowance, and may be secured or unsecured.

including PCB, in connection with the same proceeding.
Upon written request by a director, officer or employee who is a party to a proceeding, PCB will pay or reimburse his or her reasonable expenses as incurred if the director, officer or employee provides PCB with; (i) a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties and (ii) a written undertaking, executed personally or on his or her behalf, to repay the allowance without interest to the extent that it is ultimately determined by court order that indemnification under the PCB Bylaws is prohibited. This undertaking shall be accepted without reference to his or her ability to repay the allowance, and will be unsecured.
The right to indemnification under the PCB Bylaws may only be reduced by the subsequent affirmative vote of not less than two-third of the votes cast by the holders of PCB’s outstanding capital stock entitled to vote on such matter. Any reduction may only be prospective from the date of such vote.

Limitation of Director Liability	The BFC Bylaws provide that a director or officer is not liable to the corporation, its shareholders, or any person asserting rights on behalf of the corporation or shareholders, for damages, or any other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes; (a) a willful failure to	The WBCL states that a director is not liable to the corporation, its shareholders, or any person asserting rights on behalf of the corporation, or its shareholders, for damages, settlements, fees fines, penalties, or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as director, unless the person asserting liability proves that the breach or failure to perform constitutes either; (a) a

	Rights of BFC Shareholders (which will be the rights of shareholders of the combined company following the merger)	Rights of PCB Shareholders

deal with the corporation or shareholders in connection with a matter in which the director or officer had a material conflict of interest, (b) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful, (c) a transaction from which the director or officer derived an improper personal profit, or (d) willful misconduct.
The limitation of liability of directors and officers does not apply for improper declarations of dividends, distribution of assets, corporate purchase of its own shares, distribution of assets to shareholders during liquidation, or for corporate loans made to an officer or director under the WBCL.
willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest, (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful, (c) a transaction from which the director derived an improper personal profit, or (d) willful misconduct.
Dividends	The WBCL prohibits a Wisconsin corporation from making any distributions to its shareholders if, after giving it effect, (1) the corporation would not be able to pay its debts as they become due in the usual course of business, or (2) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.	The provisions of the WBCL are also applicable to PCB and its shareholders.
Appraisal/Dissenters’ Rights	Under the WBCL, a shareholder is entitled to dissent from, and obtain the fair value in cash of his or her shares in connection with, certain corporate actions, including some mergers, share exchanges, sales or exchanges of all or substantially all of the corporation’s property other than in the usual and regular course	The provisions of the WBCL are also applicable to PCB and its shareholders. PCB shareholders are entitled to dissenters’ rights.

Rights of BFC Shareholders (which will be the rights of shareholders of the combined company following the merger)	Rights of PCB Shareholders

of business and certain amendments to the corporation’s articles of incorporation.
A shareholder of a corporation is not entitled to dissent in connection with a merger under the WBCL if the corporation is a parent corporation merging with its 90% owned subsidiary, and certain other requirements are met regarding maintaining identical rights for the shares outstanding prior to the merger, no change in the articles of incorporation of the surviving corporation as a result of the merger, and the number of shares outstanding immediately after the merger plus the number of shares issuable as a result of the merger do not exceed by more than 20 percent the number of shares of the parent outstanding immediately prior to the merger.
Additionally, except as provided otherwise in a corporation’s articles of incorporation, dissenters’ rights are not available to holders of shares registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. automated quotation system.

LEGAL MATTERS
The validity of BFC common stock to be issued in connection with the merger will be passed upon for BFC by Alston & Bird LLP (Atlanta, Georgia). Certain U.S. federal income tax consequences relating to the merger will also be passed upon for BFC and PCB by Alston & Bird LLP (Atlanta, Georgia) and Godfrey & Kahn, S.C. (Milwaukee, Wisconsin), respectively.
EXPERTS
The consolidated financial statements of Bank First National Corporation as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018 have been included herein and in the registration statement in reliance upon the report of Porter Keadle Moore, LLC, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
BFC (File No. 001-38676) files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that BFC files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the public reference room. In addition, BFC files reports and other business and financial information with the SEC electronically, and the SEC maintains a website that contains BFC’s SEC filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov. You will also be able to obtain these documents, free of charge, from BFC’s website at http://www.bankfirstwi.bank under the “Investor Relations” link and then under the “Financial Information” heading. The website addresses for the SEC and BFC are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.
BFC has filed a registration statement on Form S-4 under the Securities Act of 1933 with the SEC with respect to BFC common stock to be issued to shareholders of PCB in the merger. This proxy statement/prospectus constitutes the prospectus of BFC filed as part of the registration statement. The registration statement and its exhibits are available for inspection and copying as described above.
You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or BFC will provide you with copies of these documents, without charge to you, upon written or oral request to:
Bank First National Corporation
402 N. 8th Street
Manitowoc, Wisconsin 54220
Attention: General Counsel/Corporate Secretary
Telephone: (920) 652-3100
To obtain timely delivery, you must make a written or oral request for a copy of such information by [•]. You will not be charged for any of these documents that you request. If you request any documents from BFC, BFC will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.
You should rely only on the information contained in this proxy statement/prospectus. Neither BFC nor PCB has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this proxy statement/prospectus is correct as of its date. It may not continue to be correct after this date. PCB has supplied all of the information about PCB and its subsidiaries contained in this proxy statement/prospectus and BFC has supplied all of the information contained in this proxy statement/prospectus about BFC and its subsidiaries. Each of us is relying on the correctness of the information supplied by the other.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

Porter Keadle Moore

CPAs | Advisors | www.pkm.com

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors
Bank First National Corporation
Manitowoc, Wisconsin
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Bank First National Corporation and its subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Porter Keadle Moore, LLC
We have served as the Company’s auditor since 2012.
Atlanta, Georgia
March 26, 2019

Bank First National Corporation and Subsidiaries
Consolidated Balance Sheets
	December 31
	2018	2017
	(In Thousands, except share and per share data)
Assets
Cash and due from banks	$41,435	$37,914
Interest-bearing deposits	21,830	15,186
Federal funds sold	44,478	48,877
Cash and cash equivalents	107,743	101,977
Securities held to maturity, at amortized cost ($40,477 and $39,808 fair value at December 31, 2018 and 2017, respectively)	40,768	39,991
Securities available for sale, at fair value	118,906	119,043
Loans, net	1,416,246	1,385,935
Premises and equipment, net	24,489	18,578
Goodwill	15,024	15,085
Other investments, at cost	4,555	7,226
Cash value of life insurance	24,178	23,722
Intangible assets, net	5,297	5,578
Other real estate owned (OREO)	3,592	6,270
Investment in minority-owned subsidiaries	25,397	21,515
Other assets	6,970	8,484
TOTAL ASSETS	$1,793,165	$1,753,404
Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Interest-bearing deposits	$1,108,402	$1,070,004
Noninterest-bearing deposits	448,765	436,638
Total deposits	1,557,167	1,506,642
Securities sold under repurchase agreements	31,489	47,568
Notes payable	—	8,500
Subordinated notes	11,500	11,500
Other liabilities	18,686	17,466
Total liabilities	1,618,842	1,591,676
Stockholders’ equity:
Serial preferred stock - $0.01 par value
Authorized – 5,000,000 shares	—	—
Common stock – $0.01 par value
Authorized – 20,000,000 shares
Issued – 7,368,083 shares as of December 31, 2018 and 2017 Outstanding – 6,610,358 and 6,805,684 shares as of December 31, 2018 and 2017, respectively	74	74
Additional paid-in capital	27,601	27,528
Retained earnings	168,363	145,879
Treasury stock, at cost – 757,725 and 562,399 shares as of December 31, 2018 and 2017, respectively	(21,349)	(12,730)
Accumulated other comprehensive income (loss)	(366)	977
Total stockholders’ equity	174,323	161,728
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,793,165	$1,753,404

See accompanying notes to consolidated financial statements.

Bank First National Corporation and Subsidiaries
Consolidated Statements of Income
	Years Ended December 31
	2018	2017	2016
	(In Thousands, except per share amounts)
Interest income:
Loans, including fees	$72,101	$48,863	$40,853
Securities:
Taxable	2,915	1,833	1,799
Tax-exempt	1,776	1,664	1,575
Other	1,152	1,112	499
Total interest income	77,944	53,472	44,726
Interest expense:
Deposits	12,382	6,443	5,506
Securities sold under repurchase agreements	399	272	70
Borrowed funds	2,064	1,017	356
Total interest expense	14,845	7,732	5,932
Net interest income	63,099	45,740	38,794
Provision for loan losses	2,935	1,055	320
Net interest income after provision for loan losses	60,164	44,685	38,474
Noninterest income:
Service charges	3,493	2,950	2,747
Income from Ansay	2,114	1,663	1,583
Income from UFS	2,563	2,390	2,133
Loan servicing income	1,478	1,158	1,006
Net gain on sales of mortgage loans	617	895	1,042
Noninterest income from strategic alliances	90	94	90
Other	1,176	698	643
Total noninterest income	11,531	9,848	9,244
Noninterest expenses:
Salaries, commissions, and employee benefits	21,500	16,595	13,314
Occupancy	3,498	3,097	2,573
Data processing	3,619	2,939	2,473
Postage, stationery, and supplies	620	452	362
Net (gain) loss on sales and valuations of OREO	252	(49)	31
Net loss on sales of securities	31	32	225
Advertising	220	183	201
Charitable contributions	985	495	463
Outside service fees	3,132	3,317	2,670
Amortization of intangibles	756	132	18
Other	5,029	3,201	2,769
Total noninterest expenses	39,642	30,394	25,099
Income before provision for income taxes	32,053	24,139	22,619
Provision for income taxes	6,597	8,826	7,706
Net Income	$25,456	$15,313	$14,913
Earnings per share – basic	$3.81	$2.44	$2.40
Earnings per share – diluted	$3.81	$2.44	$2.40
Dividends per share	$0.68	$0.64	$0.59

See accompanying notes to consolidated financial statements.

Bank First National Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
	Years Ended December 31
	2018	2017	2016
	(In Thousands)
Net Income	$25,456	$15,313	$14,913
Other comprehensive income (loss):
Unrealized gains (losses) on available for sale securities:
Unrealized holding gains (losses) arising during period	(1,761)	962	(1,578)
Amortization of unrealized holding gains on securities transferred from available for sale to held to maturity	(76)	(131)	(180)
Reclassification adjustment for losses included in net income	31	32	225
Income tax benefit (expense)	463	(339)	601
Total other comprehensive income (loss)	(1,343)	524	(932)
Comprehensive income	$24,113	$15,837	$13,981

See accompanying notes to consolidated financial statements.

Bank First National Corporation and Subsidiaries
Consolidated Statements of Stockholders’ Equity
	Serial Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Total Stockholders’ Equity
	(In Thousands, except share and per share amounts)
Balance at January 1, 2016	$—	$67	$2,691	$123,526	$(8,580)	$1,224	$118,928
Net income	—	—	—	14,913	—	—	14,913
Other comprehensive loss	—	—	—	—	—	(932)	(932)
Purchase of treasury stock	—	—	—	—	(2,587)	—	(2,587)
Sale of treasury stock	—	—	—	—	448	—	448
Cash dividends ($0.59 per share)	—	—	—	(3,666)	—	—	(3,666)
Amortization of stock-based compensation	—	—	419	—	—	—	419
Vesting of restricted stock awards	—	—	(282)	—	282	—	—
Balance at December 31, 2016	—	67	2,828	134,773	(10,437)	292	127,523
Net income	—	—	—	15,313	—	—	15,313
Reclassification adjustment for tax rate change	—	—	—	(161)	—	161	—
Other comprehensive income	—	—	—	—	—	524	524
Purchase of treasury stock	—	—	—	—	(3,631)	—	(3,631)
Sale of treasury stock	—	—	—	—	896	—	896
Shares issued in the acquisition of Waupaca Bancorporation, Inc. (653,523 shares)	—	7	24,677	—	—	—	24,684
Cash dividends ($0.64 per share)	—	—	—	(4,046)	—	—	(4,046)
Amortization of stock-based compensation	—	—	465	—	—	—	465
Vesting of restricted stock awards	—	—	(442)	—	442	—	—
Balance at December 31, 2017	—	74	27,528	145,879	(12,730)	977	161,728
Net income	—	—	—	25,456	—	—	25,456
Change in accounting principle in unconsolidated subsidiary	—	—	—	1,558	—	—	1,558
Other comprehensive loss	—	—	—	—	—	(1,343)	(1,343)
Purchase of treasury stock	—	—	—	—	(10,449)	—	(10,449)
Sale of treasury stock	—	—	—	—	1,347	—	1,347
Cash dividends ($0.68 per share)	—	—	—	(4,530)	—	—	(4,530)
Amortization of stock-based compensation	—	—	556	—	—	—	556
Vesting of restricted stock awards	—	—	(483)	—	483	—	—
Balance at December 31, 2018	$—	$74	$27,601	$168,363	$(21,349)	$(366)	$174,323

See accompanying notes to consolidated financial statements.

Bank First National Corporation and Subsidiaries
Consolidated Statements of Cash Flows
	Years Ended December 31
	2018	2017	2016
	(In Thousands)
Cash flows from operating activities:
Net income	$25,456	$15,313	$14,913
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,935	1,055	320
Depreciation and amortization of premises and equipment	1,116	1,126	900
Amortization of intangibles	756	132	18
Net amortization of securities	406	678	975
Amortization of stock-based compensation	556	465	419
Accretion of purchase accounting valuations	(6,056)	(1,626)	—
Net change in deferred loan fees and costs	231	651	(167)
Expense (benefit) for deferred income taxes	1,148	624	(66)
Change in fair value of mortgage servicing rights (MSR) and other	(119)	224	558
Loss from sale and disposal of premises and equipment	455	—	9
(Gain) loss on sale of OREO and valuation allowance	252	(49)	31
Proceeds from sales of mortgage loans	37,891	51,365	84,526
Originations of mortgage loans held for sale	(37,630)	(50,898)	(83,776)
Gain on sales of mortgage loans	(617)	(895)	(1,042)
Realized loss on sale of securities available for sale	31	32	225
Undistributed income of UFS joint venture	(2,563)	(2,390)	(2,133)
Undistributed income of Ansay joint venture	(2,114)	(1,663)	(1,583)
Net earnings on life insurance	(608)	(549)	(534)
Decrease in other assets	306	278	29
Increase in other liabilities	1,220	4,450	793
Net cash provided by operating activities	23,052	18,323	14,415
Cash flows from investing activities, net of effects of business combination:
Activity in securities available for sale and held to maturity:
Sales	4,467	48,906	9,237
Maturities, prepayments, and calls	15,559	12,970	21,493
Purchases	(22,909)	(49,594)	(44,671)
Net increase in loans	(29,229)	(46,708)	(69,489)
Dividends received from UFS	1,505	915	814
Dividends received from Ansay	1,432	964	933
Proceeds from sale of loans acquired in business combination	—	13,000	—
Proceeds from sale of OREO	3,736	329	724
Capital expenditures on OREO	—	—	(50)
Sales (Purchases) of other investments	2,671	500	(750)
Proceeds from life insurance	152	—	—
Proceeds from sale of premises and equipment	445	—	—
Purchases of premises and equipment	(7,927)	(2,825)	(1,272)
Net cash used in business combination	—	(19,882)	—
Net cash used in investing activities	(30,098)	(41,425)	(83,031)

See accompanying notes to consolidated financial statements.

Bank First National Corporation and Subsidiaries
Consolidated Statements of Cash Flows — (continued)
	Years Ended December 31
	2018	2017	2016
	(In Thousands)
Cash flows from financing activities, net of effects of business combination:
Net increase in deposits	$51,023	$34,241	$64,445
Net (decrease) increase in securities sold under repurchase agreements	(16,079)	(2,538)	4,489
Proceeds from advances of borrowed funds	1,214,200	476,500	325,400
Repayment of borrowed funds	(1,214,200)	(476,500)	(325,400)
Proceeds from revolving line of credit	—	5,000	1,300
Repayment of revolving line of credit	(5,000)	—	(1,300)
Proceeds from note payable	—	3,500	—
Repayment of note payable	(3,500)	—	—
Proceeds from subordinated debt	—	11,500	—
Dividends paid	(4,530)	(4,046)	(3,666)
Proceeds from sales of treasury stock	1,347	896	448
Repurchase of common stock	(10,449)	(3,631)	(2,587)
Net cash provided by financing activities	12,812	44,922	63,129
Net increase (decrease) in cash and cash equivalents	5,766	21,820	(5,487)
Cash and cash equivalents at beginning of year	101,977	80,157	85,644
Cash and cash equivalents at end of year	$107,743	$101,977	$80,157
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$14,440	$6,751	$5,793
Income taxes	5,775	7,981	8,202
Supplemental schedule of noncash activities:
Loans transferred to OREO	1,310	2,259	433
Mortgage servicing rights resulting from sale of loans	356	428	660
Amortization of unrealized holding gains on securities transferred from available for sale to held to maturity recognized in other comprehensive income, net of tax	(60)	(80)	(109)
Change in unrealized gain/loss on investment securities available for sale, net of tax	(1,367)	604	(823)
Acquisition:
Fair value of assets acquired	$—	$418,235	$—
Fair value of liabilities assumed	—	347,276	—
Net assets acquired	$—	$70,959	$—
Common stock issued in acquisition	—	24,684	—
See accompanying notes to consolidated financial statements.

Bank First National Corporation and Subsidiaries
Notes to Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
The accounting and reporting policies of Bank First National Corporation and Subsidiaries (Corporation) conform to generally accepted accounting principles (GAAP) in the United States and general practices within the financial institution industry. Significant accounting and reporting policies are summarized below.
Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Veritas Asset Holdings, LLC (Veritas) and Bank First, National Association (Bank). The Bank’s wholly-owned subsidiaries are Bank First Investments, Inc. and TVG Holdings, Inc. (TVG). All significant intercompany balances and transactions have been eliminated. The Bank has two investments in minority-owned subsidiaries that are accounted for using the equity method in the consolidated financial statements. The Bank owns 49.8% of UFS, LLC (UFS) which provides data processing solutions to over 60 banks in the Midwest. TVG owns 30.0% of Ansay & Associates, LLC (Ansay) providing clients throughout the Midwest with superior insurance and risk management solutions.
Organization
The Corporation provides a variety of financial services to individual and business customers in Wisconsin through the Bank. The Bank is subject to competition from other traditional and nontraditional financial institutions and is also subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities including the Office of the Comptroller of the Currency and the Federal Reserve Bank.
Use of Estimates in Preparation of Financial Statements
The preparation of the accompanying consolidated financial statements in conformity with GAAP in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. The allowance for loan losses, carrying value of other real estate owned, carrying value of goodwill, fair value of mortgage servicing rights, and fair values of financial instruments are inherently subjective and are susceptible to significant change.
Business Combinations
The Corporation accounts for business combinations under the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) 805, Business Combinations (ASC 805). The Corporation recognizes the full fair value of the assets acquired and liabilities assumed and immediately expenses transaction costs. There is no separate recognition of the acquired allowance for loan losses on the acquirer’s balance sheet as credit related factors are incorporated directly into the fair value of the net tangible and intangible assets acquired. If the amount of consideration exceeds the fair value of assets purchased less the fair value of liabilities assumed, goodwill is recorded. Alternatively, if the amount by which the fair value of assets purchased exceeds the fair value of liabilities assumed and consideration paid, a gain (bargain purchase gain) is recorded. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Results of operations of the acquired business are included in the statement of income from the effective date of the acquisition. Additional information regarding acquisitions is provided in Note 2.
Cash and Cash Equivalents
For purposes of reporting cash flows in the consolidated financial statements, cash and cash equivalents include cash on hand, interest-bearing and noninterest-bearing accounts in other financial institutions, and federal funds sold, all of which have original maturities of three months or less. Generally, federal funds are purchased and sold for one day periods. In the normal course of business, the Corporation maintains cash and due from bank balances with correspondent banks. Accounts at each institution that are insured by the Federal Deposit Insurance Corporation have up to $250,000 of insurance. Total uninsured balances held at December 31, 2018 and 2017 were approximately $1,013,000 and $3,244,000, respectively. The Bank is required to maintain noninterest-bearing deposits on hand or with the Federal Reserve Bank to meet specific reserve requirements. For December 31, 2018 and 2017 those required reserves were approximately $28,302,000 and $10,891,000, respectively.
Securities
Securities are classified as held to maturity or available for sale at the time of purchase. Investment securities classified as held to maturity, which management has the intent and ability to hold to maturity, are reported at amortized cost. Investment securities classified as available for sale, which management has the intent and ability to hold for an indefinite period of time, but not necessarily to maturity, are carried at fair value, with unrealized gains and losses, net of related deferred income taxes, included in stockholders’ equity as a separate component of other comprehensive income.
The net carrying value of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts utilizing the effective interest method over the expected estimated maturity. Such amortization and accretion is included as an adjustment to interest income from securities. Interest and dividends are included in interest income from securities.
Transfers of debt securities into the held to maturity classification from the available for sale classification are made at fair value as of the date of transfer. The unrealized holding gain or loss as of the date of transfer is retained in other comprehensive income and in the carrying value of the held to maturity securities, establishing the amortized cost of the security. These unrealized holding gains and losses as of the date of transfer are amortized or accreted over the remaining life of the security.
Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. The Bank evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. As part of such monitoring, the credit quality of individual securities and their issuers are assessed. In addition, management considers the length of time and extent that fair value has been less than cost, the financial condition and near-term prospects of the issuer, and that the Corporation does not have the intent to sell the security and it is more likely than not that it will not have to sell the security before recovery of its cost basis. Adjustments to market value that are considered temporary are recorded as a separate component of equity, net of tax. If an impairment of security is identified as other-than-temporary based on information available such as the decline in the credit worthiness of the issuer, external market ratings or the anticipated or realized elimination of associated dividends, such impairments are further analyzed to determine if a credit loss exists. If there is a credit loss, it will be recorded in the consolidated statement of income in the period of identification.
Other Investments
Other investments are carried at cost, which approximates fair value, and consist of Federal Home Loan Bank of Chicago (FHLB) stock, Federal Reserve Bank stock, Bankers’ Bancorporation stock, investments in other private companies that do not have quoted market prices and preferred stock in a community development project. Other investments are evaluated for impairment at least on an annual basis.
Loans Held for Sale
Loans originated and intended for sale in the secondary market, consisting of the current origination of certain fixed-rate mortgage loans, are carried at the lower of cost or estimated fair value in the aggregate. A gain or loss is recognized at the time of the sale reflecting the present value of the difference between the contractual interest rate of the loans sold and the yield to the investor, adjusted for the initial value of mortgage servicing rights associated with loans sold with servicing retained. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. There were no loans held for sale at December 31, 2018 or 2017.

Loans and Related Interest Income — Originated
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are generally reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses. The accrual of interest on loans is calculated using the simple interest method on daily balances of the principal amount outstanding and is recognized in the period earned utilizing the loan convention applicable by loan type. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized in interest income using the effective interest method over the estimated life of the loan.
The accrual of interest is discontinued when a loan becomes 90 days past due and is not both well collateralized and in the process of collection, or when management believes, after considering economic and business conditions and collection efforts, that the principal or interest will not be collectible in the normal course of business. When loans are placed on nonaccrual or charged off, all unpaid accrued interest is reversed and additional income is recorded only to the extent that payments are received and the collection of principal is reasonably assured. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, when the obligation has performed in accordance with the contractual terms for a reasonable period of time, and future payments of principal and interest are reasonably assured. Loans are considered impaired if it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. Total impaired loans are evaluated based on the estimated amount and timing of future cash flows and the fair value of the collateral.
Loans and Related Interest Income — Acquired
The loans purchased in the 2017 acquisition were acquired loans. Acquired loans are recorded at their estimated fair value at the acquisition date and are initially classified as either purchase credit impaired (PCI) loans (i.e. loans that reflect credit deterioration since origination and it is probable at acquisition that the Corporation will be unable to collect all contractually required payments) or purchased non-impaired loans (i.e. performing acquired loans).
PCI loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality, found in FASB ASC Topic 310-30, Receivables — Loans and Debt Securities Acquired with Deteriorated Credit Quality. The Corporation estimates the amount and timing of expected principal, interest and other cash flows for each loan or pool of loans meeting the criteria above, and determines the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected to be collected at acquisition as an amount that should not be accreted. These credit discounts (nonaccretable marks) are included in the determination of the initial fair value for acquired loans; therefore, an allowance for loan losses is not recorded at the acquisition date. Differences between the estimated fair values and expected cash flows of acquired loans at the acquisition date that are not credit-based (accretable marks) are subsequently accreted to interest income over the estimated life of the loans using a method that approximates a level yield method if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the acquisition date for PCI loans, increases in cash flows over those expected at the acquisition date result in a move of the discount from nonaccretable to accretable. Decreases in expected cash flows after the acquisition date are recognized through the provision for loan losses.
Performing acquired loans are accounted for under FASB ASC Topic 310-20, Receivables — Nonrefundable Fees and Other Costs. Performance of certain loans may be monitored and based on management’s assessment of the cash flows and other facts available, portions of the accretable difference may be delayed or suspended if management deems appropriate. The Corporation’s policy for determining when to discontinue accruing interest on performing acquired loans and the subsequent accounting for such loans is essentially the same as the policy for originated loans described above.

Allowance for Loan Losses — Originated
The allowance for loan losses (ALL) is established through a provision for loan losses charged to expense as losses are estimated to have occurred. Loan losses are charged against the allowance when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.
Management regularly evaluates the allowance for loan losses using general economic conditions, the Corporation’s past loan loss experience, composition of the portfolio, and other relevant factors. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change.
The ALL consists of specific reserves for certain impaired loans and general reserves for non-impaired loans. Specific reserves reflect estimated losses on impaired loans from management’s analyses developed through specific credit allocations. The specific credit reserves are based on regular analyses of impaired non-homogenous loans greater than $250,000. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The general reserve is based on the Bank’s historical loss experience which is updated quarterly. The general reserve portion of the ALL also includes consideration of certain qualitative factors such as 1) changes in lending policies and/or underwriting practices, 2) national and local economic conditions 3) changes in portfolio volume and nature, 4) experience, ability and depth of lending management and other relevant staff, 5) levels of and trends in past-due and nonaccrual loans and quality, 6) changes in loan review and oversight, 7) impact and effects of concentrations and 8) other issues deemed relevant.
Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.
Allowance for Loan Losses — Acquired
An ALL is calculated using a methodology similar to that described for originated loans. Performing acquired loans are subsequently evaluated for any required allowance at each reporting date. Such required allowance for each loan pool is compared to the remaining fair value discount for that pool. If greater, the excess is recognized as an addition to the allowance through a provision for loan losses. If less than the discount, no additional allowance is recorded. Charge-offs and losses first reduce any remaining fair value discount for the loan pool and once the discount is depleted, losses are applied against the allowance established for that pool.
For PCI loans after acquisition, cash flows expected to be collected are recast for each loan periodically as determined appropriate by management. If the present value of expected cash flows for a loan is less than its carrying value, impairment is reflected by an increase in the ALL and a charge to the provision for loan losses. If the present value of the expected cash flows for a loan is greater than its carrying value, any previously established ALL is reversed and any remaining difference increases the accretable yield which will be taken into income over the remaining life of the loan. Loans which were considered troubled debt restructurings by Waupaca Bancorporation, Inc. prior to the acquisition are not required to be classified as troubled debt restructurings in the Corporation’s consolidated financial statements unless or until such loans would subsequently meet criteria to be classified as such, since acquired loans were recorded at their estimated fair values at the time of the acquisition.
Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Premises and equipment acquired in the 2017 acquisition were recorded at estimated fair value on the date of acquisition. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of premises and equipment are reflected in income. Premises and equipment, and other long-term assets, are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.
Depreciation expense is computed using the straight-line method over the following estimated useful lives.
Buildings and improvements	40 years
Land improvements	20 years
Furniture, fixtures and equipment	2 – 7 years
Other Real Estate Owned
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure less estimated costs to sell the asset, establishing a new cost basis. Any write downs at the time of foreclosure are charged to the allowance for loan loss. OREO properties acquired in conjunction with the 2017 acquisition were recorded at fair value on the date of acquisition. Subsequent to foreclosure, valuations are periodically performed by management, and a valuation allowance is established if fair value declines below carrying value. Costs relating to the development and improvement of the property are capitalized. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.
Intangible Assets and Goodwill
Intangible assets consist of the value of core deposits and mortgage servicing assets and the excess of purchase price over fair value of net assets (goodwill). Core deposits are stated at cost less accumulated amortization and are amortized on a sum of the years digits basis over a period of one to ten years. See Note 2 for additional information on the 2017 acquisition.
Mortgage servicing rights are recognized as separate assets when rights are acquired through purchase or through sale of mortgage loans with servicing retained. Servicing rights acquired through sale of financial assets are recorded based on the fair value of the servicing right. The determination of fair value is based on a valuation model and includes stratifying the mortgage servicing rights by predominant characteristics, such as interest rates and terms, and estimating the fair value of each stratum based on the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as costs to service, a discount rate, and prepayment speeds. Changes in fair value are recorded as an adjustment to earnings.
The Corporation performs a “qualitative” assessment of goodwill to determine whether further impairment testing of indefinite-lived intangible assets is necessary on at least an annual basis. If it is determined, as a result of performing a qualitative assessment over goodwill, that it is more likely than not that goodwill is impaired, management will perform an impairment test to determine if the carrying value of goodwill is realizable.
The Corporation evaluated goodwill and core deposit intangibles for impairment during 2018, 2017 and 2016, determining that there was no goodwill and core deposit intangible impairment.
Income Taxes
The Corporation files one consolidated federal income tax return and two state returns. Federal income tax expense is allocated to each subsidiary based on an intercompany tax sharing agreement.
Deferred tax assets and liabilities have been determined using the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and the current enacted tax rates which will be in effect when these differences are expected to reverse. Provision (benefit) for deferred taxes is the result of changes in the deferred tax assets and liabilities.

Treasury Stock
Common stock shares repurchased by the Corporation are recorded as treasury stock at cost.
Securities Sold Under Repurchase Agreements
The Corporation sells securities under repurchase agreements. These transactions are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were sold. The Corporation may have to provide additional collateral to the counterparty, as necessary.
Off-Balance-Sheet Financial Instruments
In the ordinary course of business, the Corporation has entered into off-balance-sheet financial instruments including commitments to extend credit, unfunded commitments under lines of credit, and letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.
Advertising
Advertising costs are expensed as incurred.
Per Share Computations
Weighted average shares outstanding were 6,673,758, 6,285,901, and 6,220,694 for the years ended December 31, 2018, 2017 and 2016, respectively. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for basic and diluted earnings per share calculations. There were no potentially dilutive instruments outstanding during the periods presented.
Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the consolidated financial statements at December 31, 2018 and 2017.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Bank, the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets and the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.
Comprehensive Income
GAAP normally requires that recognized revenues, expenses, gains and losses be included in net income. In addition to net income, another component of comprehensive income includes the after-tax effect of changes in unrealized gains and losses on available for sale securities. This item is reported as a separate component of stockholders’ equity. The Corporation presents comprehensive income in the statement of comprehensive income.
Stock-based Compensation
The Corporation uses the fair value method of recognizing expense for stock-based compensation based on the fair value of restricted stock awards at the date of grant as prescribed by accounting standards codification Topic 781-10 Compensation/Stock Compensation.

Mortgage Banking Derivatives
Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest rate on the loan is locked. The Bank enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into in order to hedge the change in interest rates resulting from its commitments to fund loans. The forward commitments for the future delivery of mortgage loans are based on the Bank’s “best efforts” and therefore the Bank is not penalized if a loan is not delivered to the investor if the loan did not get originated. Changes in the fair values of these derivatives generally offset each other and are included in “other income” in the consolidated statements of income.
New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09). ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2015-14, Revenue from Contracts with Customers (Topic 606) (ASU 2015-14) was issued in August 2015 which defers adoption to annual reporting periods beginning after December 15, 2017 and interim reporting periods within that year. The timing of the Corporation’s revenue recognition did not materially change. The Corporation’s largest portions of revenue, interest and fees on loans and gain on sales of loans, are specifically excluded from the scope of the guidance, and the Corporation currently recognizes the majority of the remaining revenue sources in a manner that management believes is consistent with the new guidance. An unconsolidated subsidiary of the Bank did have a material impact as a result of this ASU, and implementation resulted in an increase of  $1,558,000 to retained earnings during 2018.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). This guidance changes how entities account for equity investments that do not result in consolidation and are not accounted for under the equity method of accounting. Entities will be required to measure these investments at fair value at the end of each reporting period and recognize changes in fair value in net income. A practicability exception will be available for equity investments that do not have readily determinable fair values; however, the exception requires the Corporation to adjust the carrying amount for impairment and observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This guidance also changes certain disclosure requirements and other aspects of current GAAP. This guidance was effective for fiscal years beginning after December 15, 2017 and for interim reporting periods within that year. The adoption of this ASU did not have a material impact on the Corporation’s consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). Certain aspects of this ASU were updated in July 2018 by the issuance of ASU, 2018-10, Codification Improvements to Topic 842, Leases. The new guidance establishes the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. Entities will be required to recognize the lease assets and lease liabilities that arise from leases in the statement of financial position and to disclose qualitative and quantitative information about lease transactions, such as information about variable lease payments and options to renew and terminate leases. This guidance is effective for fiscal years beginning after December 15, 2018 and interim reporting periods within that year. The Corporation’s assets and liabilities will increase based on the present value of the remaining lease payments for leases in place at the adoption date; however, this is not expected to be material to the Corporation’s results of operations.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Certain aspects of this ASU were updated in November 2018 by the issuance of ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses. The main objective of the ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in the ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU is effective for the Corporation for the fiscal year beginning after December 15, 2019, and interim periods within that fiscal year. Early adoption is permitted for the fiscal year beginning after December 15, 2018, including interim periods within this fiscal year. The Corporation is currently evaluating the impact of ASU 2016-13 on the consolidated financial statements, although the general expectation in the banking industry is that the implementation of this standard will result in higher required balances in the allowance for loan losses.
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU were issued to address concerns over the cost and complexity of the two-step goodwill impairment test and resulted in the removal of the second step of the test. The amendments require an entity to apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. This ASU is intended to reduce the cost and complexity of the two-step goodwill impairment test and is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted for testing performed after January 1, 2017. Upon adoption, the amendments should be applied on a prospective basis and the entity is required to disclose the nature of and reason for the change in accounting principle upon transition. The adoption of this guidance is not expected to have a significant impact on the Corporation’s consolidated financial statements.
In March 2017, the FASB issued ASU 2017-08, Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this ASU shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount as discounts continue to be accreted to maturity. This ASU is intended to more closely align the amortization period of premiums and discounts to expectations incorporated in market pricing on the underlying securities. In most cases, market participants price securities to the call date that produces the worst yield when the coupon is above current market rates and prices securities to maturity when the coupon is below market rates. As a result, the amendments more closely align interest income recorded on bonds held at a premium or a discount with the economics of the underlying instrument. This ASU is intended to reduce diversity in practice and is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. Upon adoption, the amendments should be applied using a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principles. The adoption of this guidance is not expected to have a significant impact on the Corporation’s consolidated financial statements.
In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The amendments of this ASU better align an entity’s accounting and financial reporting for hedging activities with the economic objectives of those activities. The ASU is effective for fiscal years beginning after December 15, 2018 and interim reporting periods within that fiscal year, with early adoption permitted. The adoption of this guidance is not expected to have a significant impact on the Corporation’s consolidated financial statements.
In February 2018, the FASB issued ASU 2018-02, Certain Income Tax Effects within Accumulated Other Comprehensive Income. The amendments in this ASU allow entities to release the income tax effects from other comprehensive income that resulted from H.R.1, An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (Tax Cuts and Jobs Act). The Corporation elected, as allowed under this amendment, to reclassify the effects of the Tax Cuts and Jobs Act, totaling $161,000, from accumulated other comprehensive income to retained earnings during the year ended December 31, 2017.
In June 2018, the FASB issued ASU 2018-07, Stock Compensation — Improvements to Nonemployee Share-Based Payment Accounting, which simplifies several aspects of the accounting for nonemployee share-based payment transactions for acquiring goods or services from nonemployees. The amendment is effective for the fiscal years beginning after December 15, 2018, with early adoption permitted. The adoption of this guidance is not expected to have a significant impact on the Corporation’s consolidated financial statements.
Note 2 Acquisition
On October 27, 2017, the Corporation consummated its merger with Waupaca Bancorporation, Inc. (Waupaca), pursuant to the Agreement and Plan of Bank Merger by and between the Corporation and Waupaca dated May 12, 2017, (the Merger Agreement), whereby Waupaca was merged with and into the Corporation, and First National Bank, Waupaca’s wholly owned commercial bank subsidiary serving central Wisconsin, was merged with and into the Bank. The system integration was completed, and six branches of Waupaca opened, on October 30, 2017, as branches of the Bank, expanding its presence into Barron and Waupaca Counties, Wisconsin, bringing the Bank’s footprint to 18 branches as of December 31, 2017.
The purpose of the merger was for strategic reasons beneficial to the Corporation. The acquisition is consistent with its plan to drive growth and efficiency through increased scale, leverage the strengths of each bank across the combined customer base, enhance profitability, and add liquidity and shareholder value.
Pursuant to the terms of the Merger Agreement, Waupaca shareholders had the option to receive either 177.23 shares of the Corporation’s common stock or $6,203.16 in cash for each outstanding share of Waupaca common stock, and cash in lieu of any remaining fractional share. The stock versus cash elections by the Waupaca shareholders were subject to a maximum allowance of seventy percent of the total consideration being paid in cash. As a result of the Waupaca shareholder elections, the Corporation issued 653,523 shares of its common stock amounting to total common stock consideration of approximately $24,684,000 (based on $37.77 per share value.) Additionally $53,376,000 in cash was distributed to complete the merger. Direct stock issuance costs for the merger were immaterial and charged to operations as incurred.
The Corporation accounted for the transaction under the acquisition method of accounting, and thus, the financial position and results of operations of Waupaca prior to the consummation date were not included in the accompanying consolidated financial statements. The accounting required assets purchased and liabilities assumed to be recorded at their respective fair values at the date of acquisition. The Corporation determined the fair value of core deposit intangibles, securities, premises and equipment, loans, OREO, bank-owned life insurance (BOLI) and other assets and deposits with the assistance of third-party valuations, appraisals, and third-party advisors. The estimated fair values will be subject to refinement as additional information relative to the closing date fair values becomes available through the measurement period of approximately one year from consummation.

The fair value of the assets acquired and liabilities assumed on October 27, 2017 was as follows:
	As recorded by Waupaca Bancorporation, Inc.	Fair Value Adjustment	As recorded by Bank First National Corporation
	(In Thousands)
Cash, cash equivalents and securities	$62,174	$(400)	$61,774
Loans	337,548	1,716	339,264
Other real estate owned	3,348	(640)	2,708
Core deposit intangible	—	3,097	3,097
Fixed assets	7,661	(4,105)	3,556
Other assets	8,182	(346)	7,836
Total assets acquired	$418,913	$(678)	$418,235
Deposits	$344,798	$810	$345,608
Other liabilities	1,605	63	1,668
Total liabilities acquired	$346,403	$873	$347,276
Excess of assets acquired over liabilities acquired	$72,510	$(1,551)	$70,959
Less: purchase price			78,060
Goodwill (originally recorded)			7,101
Refinement to fair value estimates during 2018			(61)
Goodwill (after refinement)			$7,040

Note 3 Securities
The following is a summary of available for sale securities (dollar amounts in thousands):
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Obligations of states and political subdivisions	$51,292	$709	$(108)	$51,893
Mortgage-backed securities	51,519	66	(1,016)	50,569
Corporate notes	16,708	—	(264)	16,444
Total available for sale securities	$119,519	$775	$(1,388)	$118,906
December 31, 2017
U.S. Treasury securities	$499	$—	$(1)	$498
Obligations of states and political subdivisions	58,026	1,467	(103)	59,390
Mortgage-backed securities	42,800	157	(322)	42,635
Corporate notes	16,602	—	(82)	16,520
Total available for sale securities	$117,927	$1,624	$(508)	$119,043

The following is a summary of held to maturity securities (dollar amounts in thousands):
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
U.S. Treasury securities	$28,975	$92	$(389)	$28,678
Obligations of states and political subdivisions	11,793	6	—	11,799
Total held to maturity securities	$40,768	$98	$(389)	$40,477
December 31, 2017
U.S. Treasury securities	$25,426	$—	$(157)	$25,269
Obligations of states and political subdivisions	14,565	5	(31)	14,539
Total held to maturity securities	$39,991	$5	$(188)	$39,808

At December 31, 2018, unrealized losses in the investment securities portfolio related to debt securities. The unrealized losses on these debt securities arose primarily due to changing interest rates and are considered to be temporary. From the December 31, 2018 tables above, 11 out of 14 U.S. Treasury securities, 25 out of 105 obligations of states and political subdivisions, 25 out of 49 mortgage-backed securities, and 3 out of 4 corporate notes contained unrealized losses. At December 31, 2018 and 2017, management has both the intent and ability to hold securities containing unrealized losses.
The following table shows the fair value and gross unrealized losses of securities with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (dollar amounts in thousands):
	Less Than 12 Months		Greater Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2018 – Available for Sale
Obligations of states and political subdivisions	$10,024	$(64)	$4,132	$(44)	$14,156	$(108)
Mortgage-backed securities	13,352	(183)	31,718	(833)	45,070	(1,016)
Corporate notes	—	—	12,531	(264)	12,531	(264)
Totals	$23,376	$(247)	$48,381	$(1,141)	$71,757	$(1,388)
December 31, 2018 – Held to Maturity
U.S. Treasury securities	$8,422	$(46)	$11,580	$(343)	$20,002	$(389)
December 31, 2017 – Available for Sale
U.S. Treasury securities	$498	$(1)	$—	$—	$498	$(1)
Obligations of states and political subdivisions	3,700	(14)	2,765	(89)	$6,465	$(103)
Mortgage-backed securities	29,696	(250)	4,316	(72)	34,012	(322)
Corporate notes	12,642	(82)	—	—	12,642	(82)
Totals	$46,536	$(347)	$7,081	$(161)	$53,617	$(508)
December 31, 2017 – Held to Maturity
U.S. Treasury securities	$10,425	$(50)	$12,281	$(107)	$22,706	$(157)
Obligations of states and political subdivisions	1,609	(24)	218	(7)	1,827	(31)
Totals	$12,034	$(74)	$12,499	$(114)	$24,533	$(188)

Contractual maturities will differ from expected maturities for mortgage-backed securities because borrowers may have the right to call or prepay obligations without penalties. The following is a summary of amortized cost and estimated fair value of securities, by contractual maturity, as of December 31, 2018 (dollar amounts in thousands):
	Available for Sale		Held to Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$3,681	$3,715	$2,926	$2,915
Due after one year through 5 years	18,208	18,121	14,160	14,136
Due after 5 years through ten years	13,030	13,110	19,903	19,647
Due after 10 years	33,081	33,391	3,779	3,779
Subtotal	68,000	68,337	40,768	40,477
Mortgage-backed securities	51,519	50,569	—	—
Total	$119,519	$118,906	$40,768	$40,477

Following is a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses, from the years ended December 31 (dollar amounts in thousands):
	2018	2017	2016
Proceeds from sales of securities	$4,467	$48,906	$9,237
Gross gains on sales	41	73	15
Gross losses on sales	(72)	(105)	(240)
As of December 31, 2018 and 2017, the carrying values of securities pledged to secure public deposits, securities sold under repurchase agreements, and for other purposes required or permitted by law were approximately $69,679,000 and $113,996,000, respectively.
Note 4 Loans
The composition of loans at December 31 is as follows (dollar amounts in thousands):
	2018	2017
Commercial/industrial	$297,576	$263,787
Commercial real estate – owner occupied	416,097	418,928
Commercial real estate – non-owner occupied	252,717	225,290
Construction and development	60,927	75,907
Residential 1-4 family	368,673	377,141
Consumer	26,854	33,471
Other	6,369	3,511
Subtotals	1,429,213	1,398,035
ALL	(12,248)	(11,612)
Loans, net of ALL	1,416,965	1,386,423
Deferred loan fees and costs	(719)	(488)
Loans, net	$1,416,246	$1,385,935

A summary of the activity in the allowance for loan losses by loan type as of December 31, 2018 and December 31, 2017 is as follows (dollar amounts in thousands):
	Commercial/ Industrial	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Construction and Development	Residential 1-4 Family	Consumer	Other	Unallocated	Total
ALL – January 1, 2018	$2,362	$2,855	$1,987	$945	$2,728	$191	$23	$521	$11,612
Charge-offs	(35)	(2,374)	—	(83)	(140)	(48)	(37)	—	(2,717)
Recoveries	2	158	3	—	233	12	10	—	418
Provision	692	2,820	110	(137)	(349)	(7)	36	(230)	2,935
ALL – December 31, 2018	3,021	3,459	2,100	725	2,472	148	32	291	12,248
ALL ending balance individually evaluated for impairment	566	353	—	—	160	—	—	—	1,079
ALL ending balance collectively evaluated for impairment	$2,455	$3,106	$2,100	$725	$2,312	$148	$32	$291	$11,169
Loans outstanding – December 31, 2018	$297,576	$416,097	$252,717	$60,927	$368,673	$26,854	$6,369	$—	$1,429,213
Loans ending balance individually evaluated for impairment	5,667	7,796	—	—	702	—	—	—	14,165
Loans ending balance collectively evaluated for impairment	$291,909	$408,301	$252,717	$60,927	$367,971	$26,854	$6,369	$—	$1,415,048
ALL – January 1, 2017	$1,905	$2,576	$1,900	$727	$2,685	$189	$84	$662	$10,728
Charge-offs	(4)	—	(1)	(15)	(141)	(7)	(50)	—	(218)
Recoveries	7	—	—	—	36	1	3	—	47
Provision	454	279	88	233	148	8	(14)	(141)	1,055
ALL – December 31, 2017	2,362	2,855	1,987	945	2,728	191	23	521	11,612
ALL ending balance individually evaluated for impairment	—	121	—	—	160	—	—	—	281
ALL ending balance collectively evaluated for impairment	$2,362	$2,734	$1,987	$945	$2,568	$191	$23	$521	$11,331
Loans outstanding – December 31, 2017	$263,787	$418,928	$225,290	$75,907	$377,141	$33,471	$3,511	$—	$1,398,035
Loans ending balance individually evaluated for impairment	—	275	—	—	709	—	—	—	984
Loans ending balance collectively evaluated for impairment	$263,787	$418,653	$225,290	$75,907	$376,432	$33,471	$3,511	$—	$1,397,051

A summary of past due loans as of December 31, 2018 are as follows (dollar amounts in thousands):
	30 – 89 Days Past Due Accruing	90 Days or more Past Due and Accruing	Non-Accrual	Total
Commercial/industrial	$76	$—	$8,001	$8,077
Commercial real estate – owner occupied	59	—	10,311	10,370
Commercial real estate – non-owner occupied	—	58	233	291
Construction and development	—	—	—	—
Residential 1-4 family	275	362	1,549	2,186
Consumer	9	3	5	17
Other	—	—	—	—
	$419	$423	$20,099	$20,941

A summary of past due loans as of December 31, 2017 are as follows (dollar amounts in thousands):
	30 – 89 Days Past Due Accruing	90 Days or more Past Due and Accruing	2017 Non-Accrual	Total
Commercial/industrial	$740	$15	$6,473	$7,228
Commercial real estate – owner occupied	4,285	2,016	7,253	13,554
Commercial real estate – non-owner occupied	239	—	712	951
Construction and development	—	—	758	758
Residential 1-4 family	1,470	448	2,878	4,796
Consumer	38	7	53	98
Other	—	—	—	—
	$6,772	$2,486	$18,127	$27,385

Credit Quality:
The Corporation utilizes a numerical risk rating system for commercial relationships whose total indebtedness equals $250,000 or more. All other types of relationships (ex: residential, consumer, commercial under $250,000 of indebtedness) are assigned a “Pass” rating, unless they have fallen 90 days past due or more, at which time they receive a rating of 7. The Corporation uses split ratings for government guaranties on loans. The portion of a loan that is supported by a government guaranty is included with other Pass credits.
The determination of a commercial loan risk rating begins with completion of a matrix, which assigns scores based on the strength of the borrower’s debt service coverage, collateral coverage, balance sheet leverage, industry outlook, and customer concentration. A weighted average is taken of these individual scores to arrive at the overall rating. This rating is subject to adjustment by the loan officer based on facts and circumstances pertaining to the borrower. Risk ratings are subject to independent review.
Commercial borrowers with ratings between 1 and 5 are considered Pass credits, with 1 being most acceptable and 5 being just above the minimum level of acceptance.
Commercial borrowers rated 6 have potential weaknesses which may jeopardize repayment ability.
Borrowers rated 7 have a well-defined weakness or weaknesses such as the inability to demonstrate significant cash flow for debt service based on analysis of the company’s financial information. These loans remain on accrual status provided full collection of principal and interest is reasonably expected. Otherwise they are deemed impaired and placed on nonaccrual status. Borrowers rated 8 are the same as 7 rated credits with one exception: collection or liquidation in full is not probable.
The breakdown of loans by risk rating as of December 31, 2018 is as follows (dollar amounts in thousands):
	Pass (1 – 5)	6	7	8	Total
Commercial/industrial	$277,993	$7,309	$12,274	$—	$297,576
Commercial real estate – owner occupied	375,614	5,670	34,789	24	416,097
Commercial real estate – non-owner occupied	249,625	—	3,092	—	252,717
Construction and development	60,866	—	61	—	60,927
Residential 1-4 family	364,289	664	3,718	2	368,673
Consumer	26,835	—	18	1	26,854
Other	6,369	—	—	—	6,369
	$1,361,591	$13,643	$53,952	$27	$1,429,213

The breakdown of loans by risk rating as of December 31, 2017 is as follows (dollar amounts in thousands):
	Pass (1 – 5)	6	7	8	Total
Commercial/industrial	$247,576	$1,222	$14,989	$—	$263,787
Commercial real estate – owner occupied	373,046	1,113	44,522	247	418,928
Commercial real estate – non-owner occupied	221,844	1,382	2,064	—	225,290
Construction and development	68,998	—	6,909	—	75,907
Residential 1-4 family	370,683	—	6,456	2	377,141
Consumer	33,426	—	43	2	33,471
Other	3,511	—	—	—	3,511
	$1,319,084	$3,717	$74,983	$251	$1,398,035

There are many factors affecting ALL; some are quantitative while others require qualitative judgment. The process for determining the ALL (which management believes adequately considers potential factors which might possibly result in credit losses) includes subjective elements and, therefore, may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional PFLL could be required that could adversely affect the Corporation’s earnings or financial position in future periods. Allocations of the ALL may be made for specific loans but the entire ALL is available for any loan that, in management’s judgment, should be charged off or for which an actual loss is realized. As an integral part of their examination process, various regulatory agencies review the ALL as well. Such agencies may require that changes in the ALL be recognized when such regulators’ credit evaluations differ from those of management based on information available to the regulators at the time of their examinations.
A summary of impaired loans individually evaluated as of December 31, 2018 is as follows (dollar amounts in thousands):
	Commercial/ Industrial	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Construction and Development	Residential 1-4 Family	Consumer	Other	Unallocated	Total
With an allowance recorded:
Recorded investment	$5,667	$2,099	$—	$—	$523	$—	$—	$—	$8,289
Unpaid principal balance	5,667	2,099	—	—	523	—	—	—	8,289
Related allowance	566	353	—	—	160	—	—	—	1,079
With no related allowance recorded:
Recorded investment	$—	$5,697	$—	$—	$179	$—	$—	$—	$5,876
Unpaid principal balance	—	5,697	—	—	179	—	—	—	5,876
Related allowance	—	—	—	—	—	—	—	—	—
Total:
Recorded investment	$5,667	$7,796	$—	$—	$702	$—	$—	$—	$14,165
Unpaid principal balance	5,667	7,796	—	—	702	—	—	—	14,165
Related allowance	566	353	—	—	160	—	—	—	1,079
Average recorded investment	$2,834	$4,036	$—	$—	$706	$—	$—	$—	$7,576

A summary of impaired loans individually evaluated as of December 31, 2017 is as follows (dollar amounts in thousands):
	Commercial/ Industrial	Commercial Real Estate – Owner Occupied	Commercial Real Estate – Non-Owner Occupied	Construction and Development	Residential 1-4 Family	Consumer	Other	Unallocated	Total
With an allowance recorded:
Recorded investment	$—	$275	$—	$—	$523	$—	$—	$—	$798
Unpaid principal balance	—	275	—	—	523	—	—	—	798
Related allowance	—	121	—	—	160	—	—	—	281
With no related allowance recorded:
Recorded investment	$—	$—	$—	$—	$186	$—	$—	$—	$186
Unpaid principal balance	—	—	—	—	186	—	—	—	186
Related allowance	—	—	—	—	—	—	—	—	—
Total:
Recorded investment	$—	$275	$—	$—	$709	$—	$—	$—	$984
Unpaid principal balance	—	275	—	—	709	—	—	—	984
Related allowance	—	121	—	—	160	—	—	—	281
Average recorded investment	$946	$138	$—	$13	$916	$—	$—	$—	$2,013
Interest recognized while these loans were impaired is considered immaterial to the consolidated financial statements for the years ended December 31, 2018 and 2017.
The following table presents loans acquired with deteriorated credit quality as of December 31, 2018 and 2017 (dollar amounts in thousands). No loans in this table had a related allowance at December 31, 2018 and 2017, and therefore, the below disclosures were not expanded to include loans with and without a related allowance.
	December 31, 2018		December 31, 2017
	Recorded Investment	Unpaid Principal Balance	Recorded Investment	Unpaid Principal Balance
Commercial & Industrial	$555	$701	$628	$738
Commercial real estate – owner occupied	1,558	2,069	2,609	2,951
Commercial real estate – non-owner occupied	233	475	712	1,213
Construction and development	171	171	758	884
Residential 1-4 family	1,664	1,828	2,153	3,108
Consumer	—	—	6	16
Other	—	—	—	—
	$4,181	$5,244	$6,866	$8,910

Due to the nature of these loan relationships, prepayment expectations have not been considered in the determination of future cash flows. Management regularly monitors these loan relationships, and if information becomes available that indicates expected cash flows will differ from initial expectations, it may necessitate reclassification between accretable and non-accretable components of the original discount calculation.

The following table represents the change in the accretable and non-accretable components of discounts on loans acquired with deteriorated credit quality during the years ended December 31, 2018 and 2017 (dollar amounts in thousands):
	December 31, 2018		December 31, 2017
	Accretable discount	Non- accretable discount	Accretable discount	Non- accretable discount
Balance at beginning of period	$583	$800	$—	$—
Acquired balance, net	—	—	1,673	2,848
Reclassifications between accretable and non-accretable	55	(55)	—	—
Accretion to loan interest income	(320)	—	(8)	—
Disposals of loans	—	—	(1,082)	(2,048)
Balance at end of period	$318	$745	$583	$800

A troubled debt restructuring (TDR) includes a loan modification where a borrower is experiencing financial difficulty and the Corporation grants a concession to that borrower that it would not otherwise consider except for the borrower’s financial difficulties. A TDR may be either on accrual or nonaccrual status based upon the performance of the borrower and management’s assessment of collectability. If a TDR is placed on nonaccrual status, it remains there until a sufficient period of performance under the restructured terms has occurred at which time it is returned to accrual status, generally six months. As of December 31, 2018 and 2017 the Corporation had specific reserves of  $353,000 and $-0- for TDRs, respectively, and none of them have subsequently defaulted.
The following table presents the troubled debt restructurings during the year ended December 31, 2018:
(dollar amounts in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial Real Estate	2	$5,396	$5,044
The Corporation did not have any troubled debt restructuring during the year ended December 31, 2017.
Note 5 Related Party Matters
Directors, executive officers, and principal shareholders of the Corporation, including their families and firms in which they are principal owners, are considered to be related parties. Loans to executive officers, directors, and shareholders owning 10% or more of the Corporation, that we are aware of, were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectability or present other unfavorable features.
A summary of loans to directors, executive officers, principal shareholders, and their affiliates for the years ended December 31 is as follows (dollar amounts in thousands):
	2018	2017
Balances at beginning	$65,749	$50,245
New loans and advances	59,684	28,473
Repayments	(41,330)	(12,969)
Balance at end	$84,103	$65,749

Deposits from directors, executive officers, principal shareholders, and their affiliates totaled approximately $14,127,000 and $12,094,000 as of December 31, 2018 and 2017, respectively.

Note 6 Mortgage Servicing Rights
Loans serviced for others are not included in the accompanying consolidated balance sheets. Mortgage servicing rights (MSRs) are recognized as separate assets when loans sold in the secondary market are sold with servicing retained. The Corporation utilizes a third-party consulting firm to determine an accurate assessment of the mortgage servicing rights’ fair value. The third-party firm collects relevant data points from numerous sources. Some of these data points relate directly to the pricing level or relative value of the mortgage servicing while other data points relate to the assumptions used to derive fair value. In addition, the valuation evaluates specific collateral types, and current and historical performance of the collateral in question. The valuation process focuses on the non-distressed secondary servicing market, common industry practices and current regulatory standards. The primary determinants of the fair value of mortgage servicing rights are servicing fee percentage, ancillary income, expected loan life or prepayment speeds, discount rates, costs to service, delinquency rates, foreclosure losses and recourse obligations. The valuation data also contains interest rate shock analyses for monitoring fair value changes in differing interest rate environments.
Following is an analysis of activity for the years ended December 31 in servicing rights assets that are measured at fair value (dollar amounts in thousands):
	2018	2017
Fair value at beginning of year	$2,610	$2,406
Servicing asset additions	356	428
Loan payments and payoffs	(475)	(440)
Changes in valuation inputs and assumptions used in the valuation model	594	216
Amount recognized through earnings	475	204
Fair value at end of year	$3,085	$2,610
Unpaid principal balance of loans serviced for others (in thousands)	$316,480	$316,253
Mortgage servicing rights as a percent of loans serviced for others	0.97	0.83
During the years ended December 31, 2018 and 2017, the Corporation utilized economic assumptions in measuring the initial value of MSRs for loans sold whereby servicing is retained by the Corporation. The economic assumptions used at December 31, 2018 and 2017 included constant prepayment speed of 8.3 and 9.5 months, respectively, and a discount rate of 10.00% and 10.00% respectively. The constant prepayment speeds are obtained from publicly available sources for each of the Federal National Mortgage Association (FNMA) loan programs that the Corporation originates under. The assumptions used by the Corporation are hypothetical and supported by a third-party valuation. The Corporation’s methodology for estimating the fair value of MSRs is highly sensitive to changes in assumptions.
The carrying value of the mortgage servicing rights is included with intangible assets and approximates fair market value at December 31, 2018 and 2017. Changes in fair value are recognized through the income statement as loan servicing income.
Note 7 Premises and Equipment
An analysis of premises and equipment at December 31 follows (dollar amounts in thousands):
	2018	2017
Land and land improvements	$3,363	$2,581
Buildings and building improvements	23,408	19,182
Furniture and equipment	6,177	5,650
Totals	32,948	27,413
Less accumulated depreciation	8,459	8,835
Premises and equipment, net	$24,489	$18,578

Included in buildings and improvements at December 31, 2018 and 2017, is $764,000 and $1,884,000, respectively, in construction in progress. These amounts relate to branch locations which were under construction. These balances begin accumulating depreciation upon being placed in service.
Depreciation and amortization of premises and equipment charged to operating expense totaled approximately $1,116,000, $1,126,000, and $900,000 for the years ended December 31, 2018, 2017, and 2016, respectively.
Note 8 Other Real Estate Owned
Changes in OREO for the years ended December 31 were as follows (dollar amounts in thousands):
	2018	2017
Beginning of year	$6,270	$1,583
Transfers in	1,310	2,259
Assets Acquired	—	2,708
Gain (loss) on sale of OREO and valuation allowance	(252)	49
Sales	(3,736)	(329)
End of year	$3,592	$6,270

Activity in the valuation allowance for the years ended December 31 was as follows (dollar amounts in thousands):
	2018	2017	2016
Beginning of year	$2,078	$2,094	$2,142
Additions charged to expense	130	—	37
Valuation relieved due to sale of OREO	—	(16)	(85)
End of year	$2,208	$2,078	$2,094

Note 9 Investment in Minority-owned Subsidiaries
The Corporation has a 49.8% membership interest in UFS. The business operations of UFS consist of providing data processing and other information technology services to the Corporation and other financial institutions. As of December 31, 2018 and 2017, UFS had total assets of  $22,140,000 and $20,803,000 and liabilities of  $1,905,000 and $2,641,000, respectively. The Corporation’s investment in UFS was $10,005,000 and $8,947,000 at December 31, 2018 and 2017, respectively. The investment is accounted for on the equity method. The Corporation’s undistributed earnings from its investment in UFS were approximately $2,563,000, $2,390,000, and $2,133,000 for the years ended December 31, 2018, 2017 and 2016, respectively. Data processing service fees paid by the Corporation to UFS were approximately $2,514,000, $2,069,000, and $1,563,000 for the years ended December 31, 2018, 2017 and 2016, respectively.
The Corporation has a contract with UFS that was renewed for five years on January 1, 2018.
The Corporation’s proportionate share of earnings of UFS flow through to its tax return. Deferred income taxes of approximately $939,000 and $679,000 were provided to account for the difference in the tax and book basis of assets and liabilities held at UFS at December 31, 2018 and 2017, respectively. During 2018, 2017 and 2016, the Corporation received $1,505,000, $915,000 and $814,000 in dividends from UFS, respectively.
TVG, the insurance subsidiary of the Bank, has a 30.0% investment in Ansay. Ansay is a family-owned independent insurance agency that has operated in Wisconsin since 1946, managing the insurance and risk needs of commercial and personal insurance clients in Wisconsin and the Midwest. As of December 31, 2018 and 2017, Ansay had total assets of  $63,951,000 and $43,339,000 and liabilities of  $45,289,000 and $26,356,000, respectively. The Corporation’s investment in Ansay, which is accounted for using the equity method, was $15,392,000 and $12,568,000 at December 31, 2018 and 2017, respectively. The Corporation recognized undistributed earnings of approximately $1,984,000, $1,663,000 and $1,538,000 and received dividends of  $1,432,000, $964,000 and $933,000 from its investment in Ansay during the years ended December 31, 2018, 2017 and 2016, respectively.
As of December 31, 2018 and 2017, Ansay had term loans with the Bank totaling approximately $21,799,000 and $14,100,000, respectively. Ansay has an available revolving line of credit of  $1.0 million with the Bank with no amounts outstanding as of December 31, 2018 and 2017.
Ansay maintained deposits at the Bank totaling $6,009,000 and $6,919,000 as of December 31, 2018 and 2017, respectively.
The CEO of Ansay, Michael G. Ansay, serves as Chairman of the Board of the Corporation. As a related party, during 2018, 2017 and 2016 the Corporation purchased director and officer fidelity bond and commercial insurance coverage through Ansay spending approximately $165,000, $164,000 and $129,000, respectively.
The Corporation’s proportionate share of earnings of Ansay flow through to its tax return. Deferred income taxes of approximately $1,299,000 and $696,000 were provided to account for the difference in the tax and book basis of assets and liabilities held at Ansay as of December 31, 2018 and 2017, respectively.
Note 10 Intangible Assets
The gross carrying amount and accumulated amortization of intangible assets (excluding goodwill) for the years ended December 31 are as follows (dollar amounts in thousands):
	2018		2017
	Gross Carrying Amount	Intangible Accumulated Amortization	Gross Carrying Amount	Intangible Accumulated Amortization
Core deposit intangible	$3,097	$885	$3,097	$129
Mortgage servicing rights	3,085	—	2,610	—
Totals	$6,182	$885	$5,707	$129

Amortization expense was approximately $756,000, $132,000 and $18,000 for the years ended December 31, 2018, 2017 and 2016, respectively.
Mortgage servicing rights are carried at fair value; therefore, there is no amortization expense. The following table shows the estimated future amortization expense of amortizing intangible assets. The projections of amortization expense are based on existing asset balances as of December 31, 2018 (dollar amounts in thousands):
Core Deposit Intangible
2019	$645
2020	535
2021	424
2022	313
2023	203
Thereafter	92
Total	$2,212

Note 11 Goodwill
Goodwill was $15,024,000 at December 31, 2018 and $15,085,000 at December 31, 2017. As detailed in Note 2, there were additions to the carrying amount of goodwill in 2017 of approximately $7,101,000 related to the Waupaca acquisition. Changes during 2018 were the result of the refinement of closing date estimates of the fair value of acquired assets and liabilities.

Note 12 Deposits
The composition of deposits at December 31 is as follows (dollar amounts in thousands):
	2018	2017
Noninterest-bearing demand deposits	$448,765	$436,638
Interest-bearing demand deposits	92,107	114,711
Savings deposits	616,138	580,665
Time deposits	382,450	374,628
Brokered CD’s	17,707	—
Total deposits	$1,557,167	$1,506,642

Time deposits of  $250,000 or more were approximately $81,663,000 and $58,168,000 at December 31, 2018 and 2017, respectively.
The scheduled maturities of time deposits at December 31, 2018, are summarized as follows (dollar amounts in thousands):
2019	$232,663
2020	71,162
2021	54,859
2022	14,052
2023	24,553
Thereafter	2,868
Total	$400,157

Note 13 Securities Sold Under Repurchase Agreements
Securities sold under repurchase agreements have contractual maturities up to one year from the transaction date with variable and fixed rate terms. The agreements to repurchase securities require that the Corporation (seller) repurchase identical securities as those that are sold. The securities underlying the agreements were under the Corporation’s control.
Information concerning securities sold under repurchase agreements at December 31 consists of the following (dollar amounts in thousands):
	2018	2017	2016
Outstanding balance at the end of the year	$31,489	$47,568	$50,106
Weighted average interest rate at the end of the year	2.43%	1.44%	0.69%
Average balance during the year	$22,315	$26,537	$24,646
Average interest rate during the year	1.79%	1.01%	0.28%
Maximum month end balance during the year	$48,010	$53,745	$50,106
Note 14 Notes Payable
The Bank had no advances outstanding from FHLB at December 31, 2018 or 2017. From time to time the Bank utilized short-term FHLB advances to fund liquidity during 2018 and 2017.
At December 31, 2018 and 2017, respectively, total loans available to be pledged as collateral on FHLB borrowings were approximately $697,300,000 and $564,400,000 and, of that total, $316,200,000 and $262,400,000 qualified as eligible collateral. The Bank owned $1,700,000 and $4,500,000 of FHLB stock at December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, the Bank had $55,000,000 and $20,700,000 million of credit outstanding from the FHLB, respectively, which consisted entirely of letters of credit. At December 31, 2018 and 2017, the Bank had available liquidity of  $261,200,000 and $241,700,000 for future draws, respectively. FHLB stock is included in other investments at December 31, 2018 and 2017. This stock is recorded at cost, which approximates fair value.

The Corporation maintains a $5,000,000 line of credit with a commercial bank. At December 31, 2017, the Corporation had an outstanding balance of  $5,000,000 on this line. There were no outstanding balances on this note at December 31, 2018. Any future borrowings under this note would carry interest at a variable rate with a floor of 3.50%, due in full on May 25, 2019.
The Corporation maintains a $5,000,000 line of credit with another commercial bank. There were no outstanding balances on this note at December 31, 2018 or 2017. Any future borrowings under this note would carry interest at a variable rate with a floor of 3.25%, due in full on May 19, 2019.
During September 2017, the Corporation entered into a term loan agreement with a commercial bank. The Corporation had up to twelve months from entering this agreement to borrow funds up to a maximum availability of  $5,000,000. As of December 31, 2017, the Corporation had an outstanding balance of $3,500,000 under this agreement. This note was repaid in full during 2018.
Note 15 Subordinated Notes
During September 2017, the Corporation entered into subordinated note agreements with three separate commercial banks. The Corporation had up to twelve months from entering these agreements to borrow funds up to a maximum availability of  $22,500,000. As of December 31, 2018 and 2017, the Corporation had an outstanding balance of $11,500,000 under these agreements. These notes were all issued with 10-year maturities, carry interest at a variable rate payable quarterly, are callable on or after the sixth anniversary of their issuance dates, and qualify for Tier 2 capital for regulatory purposes.
Note 16 Income Taxes
The components of the provision for income taxes for the years ended December 31 are as follows (dollar amounts in thousands):
	2018	2017	2016
Current tax expense:
Federal	$3,349	$6,340	$6,034
State	2,100	1,862	1,738
Total current	5,449	8,202	7,772
Deferred tax expenses (benefit):
Impact of change in tax rate from tax legislation	—	642	—
Federal	815	(12)	(53)
State	333	(6)	(13)
Total deferred	1,148	624	(66)
Total provision for income taxes	$6,597	$8,826	$7,706

A summary of the sources of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended December 31 follows (dollar amounts in thousands):
	2018	2017	2016
Tax expense at statutory rate	$6,731	$8,449	$7,917
Increase (decrease) in taxes resulting from:
Tax-exempt interest	(1,105)	(1,279)	(1,068)
State taxes (net of Federal benefit)	1,674	1,210	1,128
Cash surrender value of life insurance	(128)	(192)	(186)
ESOP dividend	(81)	(121)	(104)
Tax credits	(91)	(117)	(122)
Nondeductible expenses associated with acquisition	—	160	—
Deferred tax rate differential from tax legislation	—	642	—
Other	(403)	74	141
Total provision for income taxes	$6,597	$8,826	$7,706

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Corporation’s assets and liabilities. Deferred taxes are included in other assets on the balance sheet. The major components of the net deferred tax asset as of December 31 are presented below (dollar amounts in thousands):
	2018	2017
Deferred tax assets:
Deferred compensation	$1,089	$1,049
Premises and equipment	214	—
Allowance for loan losses	3,336	3,163
Accrued vacation and severance	36	109
Other real estate owned	352	355
Unrealized loss on securities available for sale	97	—
Other	95	132
Total deferred tax assets	5,219	4,808
Deferred tax liabilities:
Investment in acquisition and discount accretion	(162)	(112)
Mortgage servicing rights	(840)	(711)
Premises and equipment	—	(376)
Unrealized gain on securities available for sale	—	(366)
Other investments	(209)	(209)
Prepaid expenses	(66)	(307)
Investment in minority owned subsidiaries	(2,238)	(1,376)
Goodwill and other intangibles	(1,049)	(11)
Total deferred tax liabilities	(4,564)	(3,468)
Net deferred tax asset	$655	$1,340

Tax effects from an uncertain tax position can be recognized in the financial statements only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Corporation recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties on uncertain tax positions are calculated based on the guidance from the relevant tax authority and included in income tax expense. At December 31, 2018 and 2017, there was no liability for uncertain tax positions. Federal income tax returns for 4 years ended December 31, 2015 through 2018 remain open and subject to review by applicable tax authorities. State income tax returns for 5 years ended December 31, 2014 through 2018 remain open and subject to review by applicable tax authorities.
On December 22, 2017, the President of the United States signed the Tax Cuts and Jobs Act which, among other provisions, reduced the corporate income tax rate from 35% to 21%. As a result, the Corporation recorded a write-down to its net deferred tax asset of approximately $642,000 as of December 31, 2017. The write down resulted in an equivalent increase in tax expense.
Note 17 Employee Benefit Plans
Employee Stock Ownership Plan
The Corporation has a defined contribution profit sharing 401(k) plan which includes the provisions for an employee stock ownership plan (ESOP). The plan is available to all employees over 18 years of age after completion of three months of service. Employees participating in the plan may elect to defer a minimum of 2% of compensation up to the limits specified by law. All participants of the 401(k) plan are eligible for the ESOP and may allocate their contributions to purchase shares of the Corporation’s stock. As of December 31, 2018 and 2017, the plan held 502,963 and 557,548 shares, respectively. These shares are included in the calculation of the Corporation’s earnings per share. The Corporation may make discretionary contributions up to the limits established by IRS regulations. The discretionary match was 35% of participant contributions up to 10% of the employee’s salary in 2018, 2017, and 2016. The Corporation made additional discretionary contributions to the plan of approximately $656,000, $532,000 and $500,000 in 2018, 2017 and 2016, respectively. Total expense associated with the plans was approximately $1,061,000, $842,000 and $767,000 in 2018, 2017 and 2016, respectively.
Share-based Compensation
The Corporation has made restricted share grants during 2018, 2017 and 2016 pursuant to the Bank First National Corporation 2011 Equity Plan. The purpose of the Plan is to provide financial incentives for selected employees and for the non-employee Directors of the Corporation, thereby promoting the long-term growth and financial success of the Corporation. The Corporation stock to be offered under the Plan pursuant to Stock Appreciation Rights (SAR), performance unit awards, and restricted stock and unrestricted Corporation stock awards must be Corporation stock previously issued and outstanding and reacquired by the Corporation. The number of shares of Corporation stock that may be issued pursuant to awards under the Plan shall not exceed, in the aggregate, 659,250. As of December 31, 2018, 160,447 shares of Corporation stock have been awarded under the Plan. Compensation expense for restricted stock is based on the fair value of the awards of Bank First National Corporation common stock at the time of grant. The value of restricted stock grants that are expected to vest is amortized into expense over the vesting periods. For the years ended December 31, 2018, 2017 and 2016, compensation expense of approximately $556,000, $465,000 and $419,000, respectively, was recognized related to restricted stock awards.
As of December 31, 2018, there was $1,307,000 of unrecognized compensation cost related to non-vested restricted stock awards granted under the plan. That cost is expected to be recognized over a weighted average period of 2.68 years. The aggregate grant date fair value of restricted stock awards that vested during 2018 was approximately $483,000.
	For the Year Ended December 31, 2018		For the Year Ended December 31, 2017
	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value
Restricted Stock
Outstanding at beginning of year	53,619	$26.59	59,543	$21.98
Granted	17,982	46.55	15,975	35.00
Vested	(19,825)	24.36	(21,899)	20.20
Forfeited or cancelled	—	—	—	—
Outstanding at end of year	51,776	$34.27	53,619	$26.59

Deferred Compensation Plan
The Corporation has a deferred compensation agreement with one of its former executive officers. The benefits were payable beginning June 30, 2009, the date of termination of employment with the Corporation via retirement. The estimated annual cash benefit payment upon retirement at the age of 70 under the salary continuation plan is $108,011. The payoff is for the participant’s lifetime and is guaranteed to the participant or their surviving beneficiary for a minimum of 15 years. Related expense for this agreement was approximately $28,000, $31,000, and $35,000 for the years ended December 31, 2018, 2017 and 2016, respectively. The vested present value of future payments of approximately $521,000 and $602,000 at December 31, 2018 and 2017, respectively, is included in other liabilities. During 2018 and 2017, the discount rate used to present value the future payments of this obligation was 4.95%.

The Corporation has a nonqualified deferred compensation plan which permits eligible participants to defer a portion of their compensation. The benefits are generally payable beginning with the earlier of attaining age 70 or resignation from the Corporation. During 2017, this plan was amended to require that benefits paid from the plan be paid in shares of common stock of the Corporation. Prior to this amendment, benefit distributions could be paid either in shares of common stock, or a cash distribution equal to the accumulated value of the benefits owed. As of December 31, 2018 and 2017, the obligations under this plan were valued at $3,477,000 and $3,249,000, respectively, and were included in other liabilities. Expense associated with this plan was approximately $0, $144,000 and $585,000 in 2018, 2017 and 2016, respectively.
Note 18 Stockholders’ Equity and Regulatory Matters
The Bank, as a national bank, is subject to the dividend restrictions set forth by the Office of the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Office of the Comptroller of the Currency, declare dividends in excess of the sum of the current year’s earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends that the Bank could declare without the prior approval of the Office of the Comptroller of the Currency as of December 31, 2018 totaled approximately $31,450,000. The payment of dividends may be further limited because of the need for the Bank to maintain capital ratios satisfactory to applicable regulatory agencies.
The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s consolidated financial statements and the Bank’s financial statements. These capital requirements were modified in 2013 with the Basel III capital rules, which establish a new comprehensive capital framework for U.S. banking organizations. The Corporation and Bank became subject to the new rules on January 1, 2015, with a phase-in period for many of the new provisions. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measure of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and the classifications are also subject to qualitative judgment by the regulator in regard to components, risk weighting and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Common Equity Tier 1 (CET1), Tier 1 and total capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average assets (as defined). It is management’s opinion, as of December 31, 2018, that the Corporation and the Bank meet all applicable capital adequacy requirements.
The Basel III capital rule requires that banking organizations maintain a minimum CET1 ratio of 4.5%, a Tier 1 capital ratio of 6.0%, and a total capital ratio of 8.0% to be considered “adequately capitalized.” The Basel III capital rule also includes a capital conservation buffer requirement above the minimum risk-based capital ratio requirements that banking organizations must meet in order to avoid limitations on capital distributions (including dividends and repurchases of any Tier 1 capital instrument, including common and qualifying preferred stock) and certain discretionary incentive compensation payments. The multi-year phase-in of the capital conservation buffer requirement began on January 1, 2016, and, for 2017, banking organizations are required to maintain a CET1 capital ratio of at least 5.125%, a Tier 1 capital ratio of at least 6.625%, and a total capital ratio of at least 8.625% to avoid limitations on capital distributions and certain discretionary incentive compensation payments. When fully phased-in on January 1, 2019, banking organizations must maintain a CET1 capital ratio of at least 7.0%, a Tier 1 capital ratio of at least 8.5%, and a total capital ratio of at least 10.5% to avoid limitations on capital distributions and certain discretionary incentive compensation payments.
As of December 31, 2018, the most recent notification from the federal regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification which management believes have changed the Bank’s category.

The minimum amounts required for capital adequacy purposes and to be well capitalized under prompt corrective action provisions as well as the Corporation’s and the Bank’s actual capital amounts and ratios as of December 31 are presented in the following table (dollar amounts in thousands):
	Actual		For Capital Adequacy Purposes		Minimum Capital Adequacy with Capital Buffer		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
2018
Total capital (to risk-weighted assets):
Corporation	$181,201	11.35%	$127,703	8.00%	$157,713	9.88%	NA	NA
Bank	$178,668	11.21%	$127,497	8.00%	$157,459	9.88%	$159,372	10.00%
Tier 1 capital (to risk-weighted assets):
Corporation	$157,453	9.86%	$95,777	6.00%	$125,788	7.88%	NA	NA
Bank	$166,420	10.44%	$95,623	6.00%	$125,585	7.88%	$127,497	8.00%
Common Equity Tier 1 capital (to risk-weighted assets):
Corporation	$157,453	9.86%	$71,833	4.50%	$101,843	6.38%	NA	NA
Bank	$166,420	10.44%	$71,717	4.50%	$101,679	6.38%	$103,592	6.50%
Tier 1 capital (to average assets):
Corporation	$157,453	9.06%	$69,544	4.00%	NA	NA	NA	NA
Bank	$166,420	9.59%	$69,410	4.00%	NA	NA	$86,762	5.00%
	Actual		For Capital Adequacy Purposes		Minimum Capital Adequacy with Capital Buffer		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
2017
Total capital (to risk-weighted assets):
Corporation	$165,809	10.80%	$122,868	8.00%	$142,066	9.25%	NA	NA
Bank	$171,642	11.20%	$122,643	8.00%	$141,806	9.25%	$153,304	10.00%
Tier 1 capital (to risk-weighted assets):
Corporation	$142,697	9.29%	$92,151	6.00%	$111,349	7.25%	NA	NA
Bank	$160,030	10.44%	$91,982	6.00%	$111,145	7.25%	$122,643	8.00%
Common Equity Tier 1 capital (to risk-weighted assets):
Corporation	$142,697	9.29%	$69,113	4.50%	$88,311	5.75%	NA	NA
Bank	$160,030	10.44%	$68,987	4.50%	$88,150	5.75%	$99,647	6.50%
Tier 1 capital (to average assets):
Corporation	$142,697	8.47%	$67,415	4.00%	NA	NA	NA	NA
Bank	$160,030	9.56%	$66,984	4.00%	NA	NA	$83,780	5.00%
Note 19 Segment Information
The Corporation, through the branch network of its subsidiary, the Bank, provides a full range of consumer and commercial financial institution services to individuals and businesses in Wisconsin. These services include credit cards; secured and unsecured consumer, commercial, and real estate loans; demand, time, and savings deposits; and ATM processing. The Corporation also offers a full line of insurance services through its equity investment in Ansay and offers data processing services through its equity investment in UFS.
While the Corporation’s chief decision makers monitor the revenue streams of various Corporation products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation’s financial institution operations are considered by management to be aggregated in one reportable operating segment.

Note 20 Commitments
The Corporation enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate-lock commitments). Rate-lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements and for fixed rate commitments also considers the difference between current levels of interest rates and committed rates. The notional amount of rate-lock commitments at December 31, 2018 and 2017, was $3,314,000 and $3,186,000, respectively.
The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.
The Bank’s exposure to credit loss is represented by the contractual or notional amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments. Since some of the commitments are expected to expire without being drawn upon and some of the commitments may not be drawn upon to the total extent of the commitment, the notional amount of these commitments does not necessarily represent future cash requirements.
The following commitments were outstanding at December 31 (dollar amounts in thousands):
	Notional Amount
	2018	2017
Commitments to extend credit:
Fixed	$57,911	$39,027
Variable	268,541	264,995
Credit card arrangements	7,119	5,642
Letters of credit	25,261	25,904
Commitments to extend credit are agreements to lend to a customer at fixed or variable rates as long as there is no violation of any condition established in the contract. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; real estate; and stocks and bonds.
Letters of credit include approximately $19,323,000 of direct pay letters of credit and $5,938,000 of standby letters of credit. Direct pay letters of credit generally are issued to support the marketing of industrial development revenue and housing bonds and provide that all debt service payments will be paid by drawing on the letter of credit. The letter of credit draws are then repaid by draws from the customer’s bank account. Standby letters of credit are conditional lending commitments issued by the Corporation to guaranty the performance of a customer to a third party. Generally, all standby letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting these commitments. The majority of the Corporation’s loans, commitments, and letters of credit have been granted to customers in the Corporation’s market area. The concentrations of credit by type are set forth in Note 4. Standby letters of credit were granted primarily to commercial borrowers. Management believes the diversity of the local economy will prevent significant losses in the event of an economic downturn.

Note 21 Fair Value of Financial Instruments
Accounting guidance establishes a fair value hierarchy to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.
Level 1:
Quoted prices (unadjusted) on identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:
Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:
Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Information regarding the fair value of assets measured at fair value on a recurring basis is as follows (dollar amounts in thousands):
	Instruments Measured At Fair Value	Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2018
Assets
Securities available for sale
Obligations of states and political subdivisions	$51,893	$—	$51,493	$400
Mortgage-backed securities	50,569	—	50,569	—
Corporate notes	16,444	—	16,444	—
Mortgage servicing rights	3,085	—	3,085	—
December 31, 2017
Assets
Securities available for sale
Obligations of states and political subdivisions	$59,390	$—	$58,890	$500
Mortgage-backed securities	42,635	—	42,635	—
Corporate notes	16,520	—	16,520	—
U.S. Treasury securities	498	—	498	—
Mortgage servicing rights	2,610	—	2,610	—
Fair value of assets measured on a recurring basis using significant unobservable inputs (Level 3) at December 31 are as follows (dollar amounts in thousands):
	2018	2017
Total securities at beginning of year	$500	$1,010
Included in earnings	—	—
Included in other comprehensive income	—	—
Purchases, issuance, and settlements	(100)	—
Transfer in and/or out of level 3	—	(510)
Total securities at end of year	$400	$500

Information regarding the fair value of assets measured at fair value on a non-recurring basis is as follows (dollar amounts in thousands):
	Assets Measured At Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2018
OREO	$3,592	$—	$—	$3,592
Impaired Loans, net of impairment reserve	20,872	—	—	20,872
	$24,464	$—	$—	$24,464
December 31, 2017
OREO	$6,270	$—	$—	$6,270
Impaired Loans, net of impairment reserve	18,372	—	—	18,372
	$24,642	$—	$—	$24,642

The following is a description of the valuation methodologies used by the Corporation for the items noted in the table above, including the general classification of such instruments in the fair value hierarchy. For individually evaluated impaired loans, the amount of impairment is based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the estimated fair value of the underlying collateral for collateral-dependent loans, or the estimated liquidity of the note. For OREO, the fair value is based upon the estimated fair value of the underlying collateral adjusted for the expected costs to sell. The following table shows significant unobservable inputs used in the fair value measurement of Level 3 assets:
	Valuation Technique	Unobservable Inputs	Range of Discounts	Weighted Average Discount
As of December 31, 2018
OREO	Third-party appraisals, sales contracts or brokered price opinions	Collateral discounts and estimated costs to sell	0% – 40%	18.6%
Impaired loans	Third-party appraisals and discounted cash flows	Collateral discounts and discount rates	0% – 100%	9.3%
As of December 31, 2017
OREO	Third-party appraisals, sales contracts or brokered price opinions	Collateral discounts and estimated costs to sell	0% – 100%	15.7%
Impaired loans	Third-party appraisals and discounted cash flows	Collateral discounts and discount rates	0% – 100%	6.1%

The following methods and assumptions were used by the Corporation to estimate fair value of financial instruments.
Cash and cash equivalents — Fair value approximates the carrying amount.
Securities — The fair value measurement is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data.
Loans — Fair value of variable rate loans that reprice frequently are based on carrying value. Fair value of other loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings. Fair value of impaired and other nonperforming loans are estimated using discounted expected future cash flows or the fair value of the underlying collateral, if applicable.
Other investments — The carrying amount reported in the consolidated balance sheets for other investments approximates the fair value of these assets.
Mortgage servicing rights — Fair values were determined using the present value of future cash flows.
Cash value of life insurance — The carrying amount approximates its fair value.
Deposits — Fair value of deposits with no stated maturity, such as demand deposits, savings, and money market accounts, by definition, is the amount payable on demand on the reporting date. Fair value of fixed-rate time deposits is estimated using discounted cash flows applying interest rates currently offered on similar time deposits.
Securities sold under repurchase agreements — The fair value of securities sold under repurchase agreements with variable rates or due on demand is the amount payable at the reporting date. The fair value of securities sold under repurchase agreements with fixed terms is estimated using discounted cash flows with discount rates at interest rates currently offered for securities sold under repurchase agreements of similar remaining values.
Notes payable and Subordinated notes — Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. Fair value of borrowings is estimated by discounting future cash flows using the current rates at which similar borrowings would be made. Fair value of borrowed funds due on demand is the amount payable at the reporting date.
Off-balance-sheet instruments — Fair value is based on quoted market prices of similar financial instruments where available. If a quoted market price is not available, fair value is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the company’s credit standing. Since this amount is immaterial, no amounts for fair value are presented.

The carrying value and estimated fair value of financial instruments is as follows (dollar amounts in thousands):
December 31, 2018	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$107,743	$107,743	$—	$—	$107,743
Securities held to maturity	40,768	—	40,477	—	40,477
Securities available for sale	118,906	—	118,506	400	118,906
Loans, net	1,416,246	—	—	1,400,538	1,400,538
Other investments, at cost	4,555	—	—	4,555	4,555
Mortgage servicing rights	3,085	—	3,085	—	3,085
Cash surrender value of life insurance	24,178	24,178	—	—	24,178
Financial liabilities:
Deposits	$1,557,167	$—	$—	$1,449,552	$1,449,552
Securities sold under repurchase agreements	31,489	—	31,489	—	31,489
Subordinated notes	11,500	—	11,500	—	11,500
December 31, 2017	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$101,977	$101,977	$—	$—	$101,977
Securities held to maturity	39,991	—	39,808	—	39,808
Securities available for sale	119,043	—	118,543	500	119,043
Loans, net	1,385,935	—	—	1,375,864	1,375,864
Other investments, at cost	7,226	—	—	7,226	7,226
Mortgage servicing rights	2,610	—	2,610	—	2,610
Cash surrender value of life insurance	23,722	23,722	—	—	23,722
Financial liabilities:
Deposits	$1,506,642	$—	$—	$1,454,580	$1,454,580
Securities sold under repurchase agreements	47,568	—	47,568	—	47,568
Notes payable	8,500	—	8,500	—	8,500
Subordinated notes	11,500	—	11,500	—	11,500
The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Consequently, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.
Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation’s entire holdings of a particular instrument. Because no market exists for a significant portion of the Corporation’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters that could affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.
Deposits with no stated maturities are defined as having a fair value equivalent to the amount payable on demand. This prohibits adjusting fair value derived from retaining those deposits for an expected future period of time. This component, commonly referred to as a deposit base intangible, is neither considered in the above amounts nor is it recorded as an intangible asset on the consolidated balance sheet. Significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 22 Parent Company Only Financial Statements
Balance Sheets
	December 31
	2018	2017
	(In Thousands)
Assets
Cash and cash equivalents	$72	$360
Investment in Bank	183,290	179,060
Investment in Veritas	2,381	2,367
Other assets	978	929
TOTAL ASSETS	$186,721	$182,716
Liabilities and Stockholders’ Equity
Liabilities
Notes payable	$—	$8,500
Subordinated notes	11,500	11,500
Other liabilities	898	988
Total liabilities	12,398	20,988
Stockholders’ equity:
Common stock	74	74
Additional paid-in capital	27,601	27,528
Retained earnings	168,363	145,879
Treasury stock, at cost	(21,349)	(12,730)
Accumulated other comprehensive income	(366)	977
Total stockholders’ equity	174,323	161,728
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$186,721	$182,716

Statements of Income
	Years Ended December 31
	2018	2017	2016
	(In Thousands)
Income:
Dividends received from Bank	$22,275	$19,480	$6,350
Equity in undistributed earnings of subsidiaries	4,029	(3,773)	8,866
Other income	74	—	—
Total income	26,378	15,707	15,216
Other expenses	1,404	648	499
Benefit for income taxes	(482)	(254)	(196)
Net income	$25,456	$15,313	$14,913

Statements of Cash Flows
	Years Ended December 31,
	2018	2017	2016
	(In Thousands)
Cash flow from operating activities:
Net income	$25,456	$15,313	$14,913
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Stock compensation	556	465	419
Equity in earnings of subsidiaries (includes dividends)	(26,304)	(15,707)	(15,216)
Changes in other assets and liabilities:
Other assets	(49)	(44)	(107)
Other liabilities	(90)	457	(191)
Net cash provided by (used in) operating activities	(431)	484	(182)
Cash flows from investing activities, net of effects of business combination:
Purchase of securities	—	—	(750)
Dividends received from Bank	22,275	19,480	6,350
Dividends received from Veritas	—	450	—
Net cash used in business combination	—	(33,378)	—
Contribution to subsidiaries	—	—	(50)
Net cash provided by (used in) investing activities	22,275	(13,448)	5,550
Cash flows from financing activities, net of effects of business combination:
Proceeds from (repayment of) revolving line of credit	(5,000)	5,000	—
Proceeds from (repayment of) note payable	(3,500)	3,500	—
Proceeds from subordinated notes	—	11,500	—
Cash dividends paid	(4,530)	(4,046)	(3,666)
Issuance of common stock	1,347	896	448
Repurchase of common stock	(10,449)	(3,631)	(2,587)
Net cash provided by (used in) financing activities	(22,132)	13,219	(5,805)
Net increase (decrease) in cash and cash equivalents	(288)	255	(437)
Cash and cash equivalents at beginning	360	105	542
Cash and cash equivalents at end	$72	$360	$105
Supplemental schedule of noncash activities:
Amortization of unrealized holding gains on securities transferred from available for sale to held to maturity recognized in other comprehensive income, net of tax	$(60)	$(80)	$(109)
Change in unrealized gains and losses on investment securities available for sale, net of tax	(1,367)	604	(823)

Note 23 Earnings Per Common Shares
See Note 1 for the Corporation’s accounting policy regarding per share computations. Earnings per common share and related information are summarized as follows:
	Years Ended December 31,
	2018	2017	2016
Net income available to common shareholders (in thousands)	$25,456	$15,313	$14,913
Weighted average common shares outstanding	6,673,758	6,285,901	6,220,694
Earnings per share – basic and diluted	$3.81	$2.44	$2.40
Note 24 Quarterly Results of Operations (unaudited)
2018 Quarters	Fourth	Third	Second	First
	(Dollars in Thousands, Except Share and Per Share Data)
Interest income	$19,753	$19,510	$19,372	$19,309
Interest expense	4,240	3,974	3,604	3,027
Net interest and dividend income	15,513	15,536	15,768	16,282
Provision for loan losses	750	800	900	485
Net interest and dividend income after provision for loan losses	14,763	14,736	14,868	15,797
Noninterest income	2,553	2,508	3,027	3,443
Noninterest expense	9,893	9,708	10,064	9,977
Income before provision for income taxes	7,423	7,536	7,831	9,263
Provision for income taxes	1,362	1,604	1,431	2,200
Net income	$6,061	$5,932	$6,400	$7,063
Share data
Weighted average common shares outstanding, basic and diluted	6,647,586	6,661,337	6,672,344	6,714,347
Earnings per share, basic and diluted	$0.91	$0.89	$0.96	$1.05
2017 Quarters	Fourth	Third	Second	First
	(Dollars in Thousands, Except Share and Per Share Data)
Interest income	$17,430	$12,629	$11,949	$11,464
Interest expense	2,298	1,997	1,818	1,619
Net interest and dividend income	15,132	10,632	10,131	9,845
Provision for loan losses	420	255	170	210
Net interest and dividend income after provision for loan losses	14,712	10,377	9,961	9,635
Noninterest income	1,888	2,256	2,970	2,734
Noninterest expense	10,418	6,985	6,638	6,353
Income before provision for income taxes	6,182	5,648	6,293	6,016
Provision for income taxes	2,904	1,818	2,081	2,023
Net income	$3,278	$3,830	$4,212	$3,993
Share data
Weighted average common shares outstanding, basic and diluted	6,612,114	6,151,737	6,172,413	6,205,428
Earnings per share, basic and diluted	$0.50	$0.62	$0.68	$0.64

Note 25 Pending Merger Transaction
On January 22, 2019, the Corporation entered into an Agreement and Plan of Merger with Partnership Community Bancshares, Inc. (Partnership), a Wisconsin Corporation, under which Partnership will merge with and into the Corporation and Partnership’s banking subsidiary, Partnership Bank, will merge with and into the Bank. The transaction is expected to close early in the third quarter of 2019 and is subject to, among other items, approval by the shareholders of Partnership and regulatory agencies. Merger consideration will consist 65% of common stock of the Corporation and 35% of cash, and will total approximately $41 million, subject to the fair market valuation of the Corporation’s common stock on the date of closing. Based on results as of December 31, 2018, the combined company would have total assets of approximately $2.1 billion, loans of approximately $1.7 billion and deposits of approximately $1.8 billion.

Annex A
AGREEMENT AND PLAN OF MERGER

by and between

BANK FIRST NATIONAL CORPORATION

and

PARTNERSHIP COMMUNITY BANCSHARES, INC.

Dated as of January 22, 2019

ARTICLE I THE MERGER
A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is dated as of January 22, 2019, by and between Bank First National Corporation, a Wisconsin corporation (“BFC”), and Partnership Community Bancshares, Inc., a Wisconsin corporation (“PCB” and, together with BFC, the “Parties” and each a “Party”).
W I T N E S S E T H
WHEREAS, the boards of directors of the Parties have determined that it is in the best interests of their respective companies and their respective shareholders to consummate the business combination transaction provided for in this Agreement in which PCB will, on the terms and subject to the conditions set forth in this Agreement, merge with and into BFC (the “Merger”), with BFC as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Entity”);
WHEREAS, as a condition to the willingness of BFC to enter into this Agreement, certain directors and certain shareholders of PCB have entered into voting agreements (each a “PCB Voting Agreement” and collectively, the “PCB Voting Agreements”), substantially in the form attached hereto as Exhibit A, dated as of the date hereof, with BFC, pursuant to which each such director or shareholder has agreed, among other things, to vote certain of the PCB Common Stock owned by such director or shareholder in favor of the approval of this Agreement and the transactions contemplated hereby, subject to the terms of the PCB Voting Agreements;
WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and
WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I

THE MERGER
Section 1.01 The Merger.
Subject to the terms and conditions of this Agreement, in accordance with the Wisconsin Business Corporation Law (the “WBCL”), at the Effective Time, PCB shall merge with and into BFC pursuant to the terms of this Agreement. BFC shall be the Surviving Entity in the Merger and shall continue its existence as a corporation under the laws of the State of Wisconsin. As of the Effective Time, the separate corporate existence of PCB shall cease.
Section 1.02 Articles of Incorporation and Bylaws.
At the Effective Time, the articles of incorporation of BFC in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Entity until thereafter amended in accordance with applicable Law. The bylaws of BFC in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law and the terms of such bylaws.
Section 1.03 Bank Merger.
Except as provided below, immediately following the Effective Time and sequentially but in effect simultaneously on the Closing Date, Partnership Bank, a Wisconsin state-chartered bank and a direct wholly owned subsidiary of PCB (“Partnership Bank”), shall be merged (the “Bank Merger”) with and into Bank First, N.A., a national banking association and a direct wholly owned subsidiary of BFC (“Bank

First”), in accordance with the provisions of applicable federal and state banking laws and regulations, and Bank First shall be the surviving bank (the “Surviving Bank”). The Bank Merger shall have the effects as set forth under applicable federal and state banking laws and regulations, and the board of directors of the Parties shall cause the board of directors of Bank First and Partnership Bank, respectively, to approve a separate merger agreement (the “Bank Plan of Merger”) in substantially the form attached hereto as Exhibit B, and cause the Bank Plan of Merger to be executed and delivered as soon as practicable following the date of execution of this Agreement. Each of BFC and PCB shall also approve the Bank Plan of Merger in their capacities as sole shareholders of Bank First and Partnership Bank, respectively. As provided in the Bank Plan of Merger, the Bank Merger may be abandoned at the election of Bank First at any time, whether before or after filings are made for regulatory approval of the Bank Merger, but if the Bank Merger is abandoned for any reason, Partnership Bank shall continue to operate under its name; provided that prior to any such election, BFC shall (a) reasonably consult with PCB and its regulatory counsel and (b) reasonably determine in good faith that such election will not, and would not reasonably be expected to, prevent, delay or impair any Party’s ability to consummate the Merger or the other transactions contemplated by this Agreement.
Section 1.04 Effective Time; Closing.
(a) Subject to the terms and conditions of this Agreement, the Parties will make all such filings as may be required to consummate the Merger and the Bank Merger by applicable Laws. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) related to the Merger, which will include the plan of merger (the “Plan of Merger”), that shall be filed with the WDFI-Corporations, as provided in the WBCL, on the Closing Date. The “Effective Time” of the Merger shall be the later of  (i) the date and time of filing of the Articles of Merger, or (ii) the date and time when the Merger becomes effective as set forth in the Articles of Merger, which shall be the Friday before the earliest practicable conversion date, or such other date and time as the Parties may mutually agree.
(b) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place beginning immediately prior to the Effective Time (such date, the “Closing Date”) at the offices of Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, GA 30309, or such other place as the Parties may mutually agree. At the Closing, there shall be delivered to BFC and PCB the Articles of Merger and such other certificates and other documents required to be delivered under Article VI.
Section 1.05 Additional Actions.
If, at any time after the Effective Time, any Party shall consider or be advised that any further deeds, documents, assignments or assurances in Law or any other acts are necessary or desirable to carry out the purposes of this Agreement (such Party, the “Requesting Party”), the other Party and its Subsidiaries and their respective officers and directors shall be deemed to have granted to the Requesting Party and its Subsidiaries, and each or any of them, an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in Law or any other acts as are necessary or desirable to carry out the purposes of this Agreement, and the officers and directors of the Requesting Party and its Subsidiaries, as applicable, are authorized in the name of the other Party and its Subsidiaries or otherwise to take any and all such action.
Section 1.06 Reservation of Right to Revise Structure.
BFC may at any time and without the approval of PCB change the method of effecting the business combination contemplated by this Agreement if and to the extent that it reasonably deems such a change to be necessary; provided, however, that no such change shall (i) alter or change the amount of the consideration to be issued to Holders as Merger Consideration, (ii) reasonably be expected to materially impede or delay consummation of the Merger, (iii) adversely affect the federal income tax treatment of Holders in connection with the Merger, or (iv) require submission to or approval of PCB’s shareholders after the plan of merger set forth in this Agreement has been approved by PCB’s shareholders. In the event that BFC elects to make such a change, the Parties agree to cooperate to execute appropriate documents to reflect the change.

ARTICLE II
MERGER CONSIDERATION; EXCHANGE PROCEDURES
Section 2.01 Merger Consideration.
Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of the Parties or any shareholder of PCB:
(a) Each share of BFC Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.
(b) Each share of PCB Common Stock owned directly by BFC, PCB or any of their respective Subsidiaries (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held as collateral for outstanding debt previously contracted) immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto (the “PCB Cancelled Shares”).
(c) Notwithstanding anything in this Agreement to the contrary, all shares of PCB Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands the fair value of such shares pursuant to, and who complies in all respects with, the provisions of Subchapter XIII of the WBCL, shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”). The holder of such Dissenting Shares (hereinafter called a “Dissenting Shareholder”) instead shall be entitled to payment of the fair value of such shares in accordance with the applicable provisions of the WBCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the applicable provisions of the WBCL and this Section 2.01(c)), unless and until such Dissenting Shareholder shall have failed to perfect such holder’s right to receive, or shall have effectively withdrawn or lost rights to demand or receive, the fair value of such shares of PCB Common Stock under the applicable provisions of the WBCL. If any Dissenting Shareholder shall fail to perfect or effectively withdraw or lose such Holder’s dissenter’s rights under the applicable provisions of the WBCL, each such Dissenting Share shall be deemed to have been converted into and to have become exchangeable for, the right to receive the Merger Consideration, without any interest thereon, in accordance with the applicable provisions of this Agreement. PCB shall give BFC (i) prompt notice of any written notices to exercise dissenters’ rights in respect of any shares of PCB Common Stock, attempted withdrawals of such notices and any other instruments served pursuant to the WBCL and received by PCB relating to dissenters’ rights and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the WBCL. PCB shall not, except with the prior written consent of BFC, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to this Article II to pay for shares of PCB Common Stock for which dissenters’ rights have been perfected shall be returned to BFC upon demand.
(d) Subject to Section 2.03 regarding proration and Section 2.06 regarding fractional shares, each share of PCB Common Stock (excluding Dissenting Shares and PCB Cancelled Shares) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted, in accordance with the terms of this Article II, into and exchanged for the right to receive any of the following forms of consideration (the “Merger Consideration”):
(i) for each share of PCB Common Stock with respect to which a Stock Election (as defined herein) has been validly made and not revoked pursuant to Section 2.02 (collectively, the “Stock Election Shares”), the right to receive from BFC the number of shares of validly issued, fully paid and nonassesable BFC Common Stock as is equal to the Exchange Ratio (collectively, the “Stock Consideration”);

(ii) for each share of PCB Common Stock with respect to which a Cash Election (as defined herein) has been validly made and not revoked pursuant to Section 2.02 (collectively, the “Cash Election Shares”), the right to receive in cash from BFC an amount equal to the Per Share Amount (collectively, the “Cash Consideration”); or
(iii) for each share of PCB Common Stock other than shares as to which a Cash Election or a Stock Election has been validly made and not revoked pursuant to Section 2.02 (collectively, the “Non-Election Shares”), the right to receive from BFC such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 2.03.
(e) The following definitions shall apply for purposes of this Agreement:
(i) “Cash Component” means $14,350,000.00.
(ii) “Exchange Ratio” means 0.35047.
(iii) “Per Share Amount” means $17.3832.
(f) If, between the date hereof and the Effective Time, the outstanding shares of PCB Common Stock or BFC Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, stock dividend, stock split, reverse stock split or similar change in capitalization, appropriate and proportionate adjustments shall be made to the Exchange Ratio.
(g) Notwithstanding any other provision contained in this Agreement, the aggregate consideration to be paid by BFC in respect of the Merger Consideration to Holders shall be equal to the Cash Component (assuming all Dissenting Shares receive cash equal to the Per Share Amount) and 537,298 shares of BFC Common Stock (assuming 2,358,602 shares of PCB Common Stock are outstanding at the Effective Time and subject to increase or decrease in the event such number is increased or decreased, in each case as provided by this Article II).
Section 2.02 Election Procedures.
(a) EQ Shareowner Services shall serve as exchange agent (the “Exchange Agent”) for the payment and exchange of the Merger Consideration.
(b) Holders of record of PCB Common Stock have the right submit an Election Form (defined below) specifying the number of shares of PCB Common Stock, if any, held by such Holder that such Holder desires to have converted into the right to receive BFC Common Stock (a “Stock Election”) and the number of shares of PCB Common Stock that the Holder desires to have converted into the right to receive the Per Share Amount in cash (a “Cash Election”).
(c) An election form (“Election Form”), together with a Letter of Transmittal (as defined in Section 2.08), shall be mailed no less than twenty (20) Business Days prior to the Election Deadline (as defined below) or on such earlier date as BFC and PCB shall mutually agree (the “Mailing Date”) to each Holder of record of PCB Common Stock as of five (5) Business Days prior to the Mailing Date. Holders of record of shares of PCB Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that each such Election Form covers all the shares of PCB Common Stock held by each Representative for a particular beneficial owner. Any shares owned by a Holder who has not, as of the Election Deadline, made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares. BFC shall make available one or more Election Forms as may reasonably be requested in writing from time to time by all Persons who become holders (or beneficial owners) of PCB Common Stock between the record date for the initial mailing of Election Forms and the close of business on the Business Day prior to the Election Deadline, and PCB shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
(d) The term “Election Deadline”, as used below, shall mean 5:00 p.m., Eastern time, on the later of (i) the date of the PCB Meeting and (ii) the date that BFC and PCB shall agree is as near as practicable to five (5) Business Days prior to the expected Closing Date. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election

Deadline accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all the shares of PCB Common Stock covered by such Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. Shares of PCB Common Stock held by holders who acquired such shares subsequent to the Election Deadline will be designated Non-Election Shares. In addition, if a Holder of PCB Common Stock either (1) does not submit a properly completed Election Form in a timely fashion or (2) revokes its Election Form prior to the Election Deadline and fails to file a new properly completed Election Form before the deadline, such shares shall be designated Non-Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither BFC nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.
Section 2.03 Proration.
(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of PCB Common Stock to be converted into Cash Consideration pursuant to Section 2.01(d)(ii) (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Cash Conversion Number”) shall be equal to the quotient obtained by dividing (i) the Cash Component by (y) the Per Share Amount. All other shares of PCB Common Stock (other than PCB Cancelled Shares and Dissenting Shares) shall be converted into Stock Consideration.
(b) Within five (5) Business Days after the Effective Time, BFC shall cause the Exchange Agent to effect the allocation among the Holders of the rights to receive the Cash Consideration and/or the Stock Consideration as follows:
(i) if the aggregate number of shares of PCB Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Total Cash Election Number”) exceeds the Cash Conversion Number, then (A) all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and (B) Cash Election Shares of each Holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such Holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.03(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such Holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and
(ii) if the Total Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Total Cash Election Number being referred to as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration, and the Stock Election Shares and Non-Election Shares shall be treated in the following manner:
(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each Holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (1) the number of Non-Election Shares held by such Holder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.03(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such Holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then (1) all Non-Election Shares shall convert into the right to receive the Cash Consideration and (2) all Stock Election Shares shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (A) the number of Stock Election Shares held by such Holder by (B) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.03(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such Holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.
Section 2.04 PCB Stock-Based Awards.
(a) Immediately prior to the Effective Time, each share of PCB Common Stock outstanding immediately prior to the Effective Time that is subject to vesting restrictions granted under the PCB Stock Plans (a “PCB Restricted Share”) shall become fully vested and nonforfeitable and shall be converted automatically into and shall thereafter represent the right to receive the Merger Consideration pursuant to Section 2.01 above, less the amount of any required withholding Tax.
(b) Prior to the Effective Time, the board of directors of PCB (or, if appropriate, any committee thereof administering the PCB Stock Plans) shall adopt such resolutions or take such other actions, including obtaining any necessary consents or amendments to the applicable award agreements and equity plans, as may be required to effectuate the provisions of this Section 2.04.
Section 2.05 Rights as Shareholders; Stock Transfers.
At the Effective Time, all shares of PCB Common Stock, when converted in accordance with Section 2.01, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate or Book-Entry Share previously evidencing such shares shall thereafter represent only the right to receive for each such share of PCB Common Stock, the Merger Consideration and any cash in lieu of fractional shares of BFC Common Stock in accordance with this Article II. At the Effective Time, holders of PCB Common Stock shall cease to be, and shall have no rights as, shareholders of PCB, other than the right to receive the Merger Consideration and cash in lieu of fractional shares of BFC Common Stock as provided under this Article II. At the Effective Time, the stock transfer books of PCB shall be closed, and there shall be no registration of transfers on the stock transfer books of PCB of shares of PCB Common Stock.
Section 2.06 Fractional Shares.
Notwithstanding any other provision hereof, no fractional shares of BFC Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, BFC shall pay or cause to be paid to each Holder of a fractional share of BFC Common Stock, rounded to the nearest one hundredth of a share, an amount of cash (without interest and rounded to the nearest whole cent) determined by multiplying the fractional share interest in BFC Common Stock to which such Holder would otherwise be entitled by the Per Share Cash Consideration.
Section 2.07 Plan of Reorganization.
It is intended that the Merger and the Bank Merger shall each qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code.
Section 2.08 Exchange Procedures.
BFC shall cause as promptly as practicable after the Effective Time, but in no event later than five (5) Business Days after the Closing Date, the Exchange Agent to mail or otherwise caused to be delivered to each Holder who has not previously surrendered such Certificate or Certificates or Book Entry Shares, appropriate and customary transmittal materials, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent, as well as instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration (including cash in lieu of fractional shares) as provided for in this Agreement (the “Letter of Transmittal”).
Section 2.09 Deposit and Delivery of Merger Consideration.
(a) Prior to the Effective Time, BFC shall (i) deposit, or shall cause to be deposited, with the Exchange Agent stock certificates representing the number of shares of BFC Common Stock and cash sufficient to deliver the Merger Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.06, and if applicable, cash in an aggregate amount sufficient to make the appropriate payment to the Holders of Dissenting Shares) (collectively, the “Exchange Fund”), and (ii) instruct the Exchange Agent to pay such Merger Consideration and cash in lieu of fractional shares in accordance with this Agreement as promptly as practicable after the Effective Time and conditioned upon receipt of a properly completed Letter of Transmittal. The Exchange Agent and BFC, as the case may be, shall not be obligated to deliver the Merger Consideration to a Holder to which such Holder would otherwise be entitled as a result of the Merger until such Holder surrenders the Certificates or Book-Entry Shares representing the shares of PCB Common Stock for exchange as provided in this Article II, or, an appropriate affidavit of loss and indemnity agreement and/or a bond in such amount as may be reasonably required in each case by BFC or the Exchange Agent.
(b) Any portion of the Exchange Fund that remains unclaimed by the shareholders of PCB for one (1) year after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to BFC. Any shareholders of PCB who have not theretofore complied with this Section 2.09 shall thereafter look only to BFC for the Merger Consideration, any cash in lieu of fractional shares of PCB Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such Holder is entitled in respect of each share of PCB Common Stock such shareholder held immediately prior to the Effective Time, as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates or Book-Entry Shares for shares of PCB Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of BFC Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by the law of abandoned property and any other applicable Law, become the property of BFC (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any Party shall be liable to any Holder represented by any Certificate or Book-Entry Share for any amounts delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. BFC and the Exchange Agent shall be entitled to rely upon the stock transfer books of PCB to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of PCB Common Stock represented by any Certificate or Book-Entry Share, BFC and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration represented by such Certificate or Book-Entry Share and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claims thereto.
(c) BFC or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Holder such amounts as BFC is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be remitted to the appropriate Governmental Authority and upon such remittance shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made by BFC or the Exchange Agent, as applicable.
Section 2.10 Rights of Certificate Holders after the Effective Time.
(a) All shares of BFC Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if ever a dividend or other distribution is declared by BFC in respect of the BFC Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of BFC Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of the BFC Common

Stock shall be paid to any Holder of any unsurrendered Certificate or Book-Entry Share until such Certificate or Book-Entry Share is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate or Book-Entry Share, there shall be issued and/or paid to the Holder of the certificates representing whole shares of BFC Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of BFC Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of BFC Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.
(b) In the event of a transfer of ownership of a Certificate representing PCB Common Stock that is not registered in the stock transfer records of PCB, the proper amount of cash and/or shares of BFC Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such PCB Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered Holder of the Certificate or establish to the satisfaction of BFC that the Tax has been paid or is not applicable.
Section 2.11 Anti-Dilution Provisions.
If the number of shares of BFC Common Stock or PCB Common Stock issued and outstanding prior to the Effective Time shall be increased or decreased, or changed into or exchanged for a different number of kind of shares or securities, in any such case as a result of a stock split, reverse stock split, stock combination, stock dividend, recapitalization, reclassification, reorganization or similar transaction, or there shall be any extraordinary dividend or distribution with respect to such stock, and the record date therefor shall be prior to the Effective Time, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of PCB Common Stock the same economic effect as contemplated by this Agreement prior to such event.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PCB
Except as set forth in the disclosure schedule delivered by PCB to BFC prior to or concurrently with the execution of this Agreement with respect to each such Section below (the “PCB Disclosure Schedule”); provided, that (a) the mere inclusion of an item in the PCB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by PCB that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on PCB and (b) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, PCB hereby represents and warrants to BFC as follows:
Section 3.01 Organization and Standing.
Each of PCB and its Subsidiaries is (a) an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and (b) is duly licensed or qualified to do business and in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect with respect to PCB. A complete and accurate list of all such jurisdictions described in (a) and (b) is set forth in PCB Disclosure Schedule 3.01.

Section 3.02 Capital Stock.
(a) The authorized capital stock of PCB consists of 5,000,000 shares of PCB Common Stock and 10,000 shares of PCB Preferred Stock. As of the date hereof, there are 2,358,602 shares of PCB Common Stock issued and outstanding, 26,466 of which were issued as restricted stock pursuant to the PCB Stock Plans (of which 9,719 are currently vested, and all of which will vest on the Closing Date); an additional 1,000 shares of PCB Common Stock held as treasury stock; and no shares of PCB Preferred Stock issued and outstanding as of the date hereof. As of the date hereof, there were no outstanding options or warrants to purchase PCB Common Stock. There are no shares of PCB Common Stock held by any of PCB’s Subsidiaries. PCB Disclosure Schedule 3.02(a) sets forth, as of the date hereof, the name and address, as reflected on the books and records of PCB, of each Holder, and the number of shares of PCB Common Stock held by each such Holder. The issued and outstanding shares of PCB Common Stock are duly authorized, validly issued, fully paid, non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any PCB shareholder. All shares of PCB’s capital stock issued and outstanding have been issued in compliance with and not in violation of any applicable federal or state securities Laws.
(b) PCB Disclosure Schedule 3.02(b) sets forth, as of the date hereof, for each grant or award of PCB Restricted Shares or other outstanding Rights of PCB the (i) name of the grantee, (ii) date of the grant, (iii) expiration date, (iv) vesting schedule, (v) number of shares of PCB Common Stock, or any other security of PCB, subject to such award, (vi) number of shares subject to such award that are exercisable or have vested as of the date of this Agreement, and (vii) name of the PCB Stock Plan under which such award was granted, if applicable. Each PCB Restricted Share and all other outstanding PCB Rights comply with or are exempt from Section 409A of the Code and qualify for the tax treatment afforded thereto in PCB’s Tax Returns. Each grant of PCB Restricted Shares or other outstanding PCB Rights was appropriately authorized by the board of directors of PCB or the compensation committee thereof, was made in accordance with the terms of the PCB Stock Plans and any applicable Law and regulatory rules or requirements and has a grant date identical to (or later than) the date on which it was actually granted or awarded by the board of directors of PCB or the compensation committee thereof. There are no outstanding shares of capital stock of any class, or any options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which PCB or any of its Subsidiaries is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of PCB or any of PCB’s Subsidiaries or obligating PCB or any of PCB’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, PCB or any of PCB’s Subsidiaries other than those listed in PCB Disclosure Schedule 3.02(b). There are no obligations, contingent or otherwise, of PCB or any of PCB’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of PCB Common Stock or capital stock of any of PCB’s Subsidiaries or any other securities of PCB or any of PCB’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. Except for the PCB Voting Agreements, there are no agreements, arrangements or other understandings with respect to the voting of PCB’s capital stock and there are no agreements or arrangements under which PCB is obligated to register the sale of any of its securities under the Securities Act.
Section 3.03 Subsidiaries.
(a) PCB Disclosure Schedule 3.03(a) sets forth a complete and accurate list of all Subsidiaries of PCB, including the jurisdiction of organization and all jurisdictions in which any such entity is qualified to do business and the number of shares or other equity interests in such Subsidiary held by PCB. Except as set forth in PCB Disclosure Schedule 3.03(a), (i) PCB owns, directly or indirectly, all of the issued and outstanding equity securities of each PCB Subsidiary, (ii) no equity securities of any of PCB’s Subsidiaries are or may become required to be issued (other than to PCB) by reason of any contractual right or otherwise, (iii) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to PCB or a wholly-owned Subsidiary of PCB), (iv) there are no contracts, commitments, understandings or arrangements relating to PCB’s rights to vote or to dispose of such securities, (v) all of the equity securities of each such Subsidiary held by PCB, directly or indirectly, are validly issued, fully paid, non-assessable and are not subject to preemptive or similar rights, and (vi) all of the equity securities of each Subsidiary that is owned, directly or indirectly, by PCB or any Subsidiary thereof, are free and clear of all Liens, other than restrictions on transfer under applicable securities or banking Laws. Neither PCB nor any of its Subsidiaries has any trust preferred securities or other similar securities outstanding.
(b) Neither PCB nor any of PCB’s Subsidiaries owns any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)) other than Partnership Bank. Except as set forth in PCB Disclosure Schedule 3.03(b), neither PCB nor any of PCB’s Subsidiaries beneficially owns, directly or indirectly (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted), any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.
Section 3.04 Corporate Power; Minute Books.
(a) PCB and each of its Subsidiaries has the corporate or similar power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and PCB has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities, the Regulatory Approvals and the Requisite PCB Shareholder Approval.
(b) PCB has made available to BFC a complete and correct copy of the articles of incorporation and bylaws or equivalent organizational documents, each as amended to date, of PCB and each of its Subsidiaries, the minute books of PCB and each of its Subsidiaries, and the stock ledgers and stock transfer books of PCB and each of its Subsidiaries. Neither PCB nor any of its Subsidiaries is in violation of any of the terms of its articles of incorporation, bylaws or equivalent organizational documents. The minute books of PCB and each of its Subsidiaries contain records of all meetings held by, and all other corporate or similar actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors) or other governing bodies, which records are complete and accurate in all material respects. The stock ledgers and the stock transfer books of PCB and each of its Subsidiaries contain complete and accurate records of the ownership of the equity securities of PCB and each of its Subsidiaries.
Section 3.05 Corporate Authority.
Subject only to the receipt of the Requisite PCB Shareholder Approval at the PCB Meeting, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of PCB and the board of directors of PCB on or prior to the date hereof. The board of directors of PCB has directed that this Agreement be submitted to PCB’s shareholders for approval at a meeting of the shareholders and, except for the receipt of the Requisite PCB Shareholder Approval in accordance with the WBCL and PCB’s articles of incorporation and bylaws, no other vote or action of the shareholders of PCB is required by Law, the articles of incorporation or bylaws of PCB or otherwise to approve this Agreement and the transactions contemplated hereby. PCB has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by BFC, this Agreement is a valid and legally binding obligation of PCB, enforceable in accordance with its terms (except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy (the “Enforceability Exception”).
Section 3.06 Regulatory Approvals; No Defaults.
(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority are required to be made or obtained by PCB or any of its Subsidiaries in connection with the execution, delivery or performance by PCB of this Agreement or to consummate the transactions contemplated by this Agreement, except as may be required for (i) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or non-objections from the SEC, NASDAQ, state securities authorities, the Financial Industry Regulatory Authority, Inc., applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations (each, an “SRO”), (ii) filings of applications or notices with, and consents, approvals or waivers by the FRB, the FDIC and applicable state banking agencies, the Wisconsin Department of Financial Institutions and other banking, regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other Governmental Authorities and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”), (iii) the filing with the SEC of the Proxy Statement-Prospectus and the Registration Statement and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger contemplated by Section 1.04(a) and the filing of documents with the FDIC, the Office of the Comptroller of the Currency (the “OCC”), the WDFI-Banking or other applicable Governmental Authorities to cause the Bank Merger to become effective and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BFC Common Stock pursuant to this Agreement and approval of listing of such BFC Common Stock on the Trading Market. Subject to the receipt of the approvals referred to in the preceding sentence, the Requisite PCB Shareholder Approval and as set forth on PCB Disclosure Schedule 3.06(a), the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by PCB do not and will not (1) constitute a breach or violation of, or a default under, the articles of incorporation, bylaws or similar governing documents of PCB or any of its respective Subsidiaries, (2) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to PCB or any of its Subsidiaries, or any of their respective properties or assets, (3) conflict with, result in a breach or violation of any provision of, or the loss of any benefit under, or a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, result in the creation of any Lien under, result in a right of termination or the acceleration of any right or obligation (which, in each case, would have a material impact on PCB or could reasonably be expected to result in a financial obligation or penalty in excess of  $50,000) under any permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation of PCB or any of its Subsidiaries or to which PCB or any of its Subsidiaries, or their respective properties or assets is subject or bound, or (4) require the consent or approval of any third party or Governmental Authority under any such Law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation that would have a material impact on PCB or result in a material financial penalty.
(b) As of the date hereof, PCB has no Knowledge of any reason (i) why the Regulatory Approvals referred to in Section 6.01(b) will not be received in customary time frames from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.
Section 3.07 Financial Statements; Internal Controls.
(a) PCB has previously delivered or made available to BFC copies of PCB’s (i) compiled consolidated financial statements (including the related notes and schedules thereto) for the years ended December 31, 2017, 2016 and 2015 (collectively, the “Compiled Annual Financial Statements”) and (ii) interim consolidated financial statements (including the related notes and schedules thereto) for the nine months ended September 30, 2018 (the “Interim Financial Statements” and collectively with the Compiled Annual Financial Statements, the “Financial Statements”). The Financial Statements (including any related notes and schedules thereto) are accurate and complete in all material respects and fairly present in all material respects the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of PCB and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of the Interim Financial Statements, to normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to PCB) and the absence of notes and schedules (that, if presented, would not differ materially from those included in the Compiled Annual Financial Statements). No financial statements of any entity or enterprise other than PCB’s Subsidiaries are required by GAAP to be included in the consolidated financial statements of PCB. Since December 31, 2017, neither PCB nor any of its Subsidiaries has any liabilities or obligations of a nature that would be required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto except for liabilities reflected or reserved against in the Financial

Statements and current liabilities incurred in the Ordinary Course of Business since December 31, 2017. True, correct and complete copies of the Financial Statements are set forth in PCB Disclosure Schedule 3.07(a).
(b) Except as set forth in PCB Disclosure Schedule 3.07(b), the records, systems, controls, data and information of PCB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of PCB or its Subsidiaries or accountants (including all means of access thereto and therefrom). PCB and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.
(c) Except as set forth in PCB Disclosure Schedule 3.07(c), since January 1, 2015, neither PCB nor any of its Subsidiaries nor, to PCB’s Knowledge, any director, officer, employee, auditor, accountant or representative of PCB or any of its Subsidiaries has received, or otherwise had or obtained Knowledge of, any material complaint, allegation, assertion or claim regarding the accounting practices, procedures, methodologies or methods of PCB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that PCB or any of its Subsidiaries has engaged in questionable accounting practices.
(d) The most recent Financial Statements as of the date hereof reflect an adequate reserve, in accordance with GAAP, for all Taxes payable by PCB and its Subsidiaries for all taxable periods through the date of such Financial Statements. Since December 31, 2017, neither PCB nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business.
Section 3.08 Regulatory Reports.
Since January 1, 2015, PCB and its Subsidiaries have timely filed with the SEC, FRB, the FDIC, any SRO and any other applicable Governmental Authority, in correct form, the material reports, registration statements and other documents required to be filed under applicable Laws and regulations and have paid all fees and assessments due and payable in connection therewith, and such reports were complete and accurate and in compliance in all material respects with the requirements of applicable Laws and regulations. Other than normal examinations conducted by a Governmental Authority in the Ordinary Course of Business, no Governmental Authority has notified PCB or any of its Subsidiaries that it has initiated any proceeding or, to the Knowledge of PCB, threatened an investigation into the business or operations of PCB or any of its Subsidiaries since January 1, 2015. There is no material and unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of PCB or any of its Subsidiaries.
Section 3.09 Absence of Certain Changes or Events.
Except as set forth in PCB Disclosure Schedule 3.09, the Financial Statements or as otherwise contemplated by this Agreement, since December 31, 2017, (a) PCB and its Subsidiaries have carried on their respective businesses in all material respects in the Ordinary Course of Business, (b) there have been no events, changes or circumstances which have had, or are reasonable likely to have, individually or in the aggregate, a Material Adverse Effect with respect to PCB, and (c) neither PCB nor any of its Subsidiaries has taken any action or failed to take any action prior to the date of this Agreement which action or failure, if taken after the date of this Agreement, would constitute a material breach or violation of any of the covenants and agreements set forth in Section 5.01(a), Section 5.01(b), Section 5.01(c), Section 5.01(e), Section 5.01(g), Section 5.01(h), Section 5.01(j), Section 5.01(k), Section 5.01(u) or Section 5.01(y).
Section 3.10 Legal Proceedings.
(a) Except as set forth in PCB Disclosure Schedule 3.10, there are no material civil, criminal, administrative or regulatory actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature pending or, to the Knowledge of PCB, threatened against PCB or any of its Subsidiaries or any of their current or former directors or executive officers in their capacities as such, or to which PCB or any of its Subsidiaries or any of their current or former director or executive officer is a party, including without limitation, any such actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature that would challenge the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no material injunction, order, judgment or decree or regulatory restriction imposed upon PCB or any of its Subsidiaries, or the assets of PCB or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger would apply to the Surviving Entity or any of its Subsidiaries or affiliates), and neither PCB nor any of its Subsidiaries has been advised of the threat of any such action, other than any such injunction, order, judgement or decree that is generally applicable to all Persons in businesses similar to that of PCB or any of PCB’s Subsidiaries.
Section 3.11 Compliance with Laws.
(a) PCB and each of its Subsidiaries is, and has been since January 1, 2015, in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Act, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory lending, financing, leasing or business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans. Neither PCB nor any of its Subsidiaries has been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.
(b) PCB and each of its Subsidiaries have all material permits, licenses, authorizations, orders and approvals of, and each has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to PCB’s Knowledge, no suspension or cancellation of any of them is threatened.
(c) Neither PCB nor any of its Subsidiaries has received, since January 1, 2015, written or, to PCB’s Knowledge, oral notification from any Governmental Authority (i) asserting that it is materially in non-compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization.
Section 3.12 PCB Material Contracts; Defaults.
(a) PCB Disclosure Schedule 3.12(a) lists all agreements, contracts, arrangements, commitments or understandings (whether written or oral) (i) which would entitle any present or former director, officer, employee, consultant or agent of PCB or any of its Subsidiaries to indemnification from PCB or any of its Subsidiaries; (ii) which grants any right of first refusal, right of first offer or similar right with respect to any assets or properties of PCB or its respective Subsidiaries; (iii) related to the borrowing by PCB or any of its Subsidiaries of money other than those entered into in the Ordinary Course of Business and any guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the Ordinary Course of Business; (iv) which provides for payments to be made by PCB or any of its Subsidiaries upon a change in control thereof; (v) relating to the lease of personal property having a value in excess of  $25,000 individually or $50,000 in the aggregate; (vi) relating to any joint venture, partnership, limited liability company agreement or other similar agreement or arrangement; (vii) which relates to capital expenditures and involves future payments in excess of  $50,000 individually or $125,000 in the aggregate; (viii) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the Ordinary Course of

Business; (ix) which is not terminable on sixty (60) days or less notice and involving the payment of more than $50,000 per annum; (x) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by PCB or any of its Affiliates or upon consummation of the Merger will restrict the ability of the Surviving Entity or any of its Affiliates to engage in any line of business (including, for the avoidance of doubt, any exclusivity provision granted in favor of any third party) or which grants any right of first refusal, right of first offer or similar right or that limits or purports to limit the ability of PCB or any of its Subsidiaries (or, following consummation of the transactions contemplated hereby, BFC or any of its Subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business; or (xi) pursuant to which PCB or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity (each such contract, arrangement, commitment or understanding, a “PCB Material Contract”). PCB has previously made available to BFC true, complete and correct copies of each such PCB Material Contract, including any and all amendments and modifications thereto.
(b) Each PCB Material Contract is valid and binding on PCB and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and is in full force and effect and enforceable in accordance with its terms (assuming the due execution by each other party thereto, provided that PCB hereby represents and warrants that, to its Knowledge, each PCB Material Contract is duly executed by all such parties), subject to the Enforceability Exception and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect with respect to PCB; and neither PCB nor any of its Subsidiaries is in default under any PCB Material Contract or other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), to which it is a party, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a material default. Except as set forth in PCB Disclosure Schedule 3.12(b), no power of attorney or similar authorization given directly or indirectly by PCB or any of its Subsidiaries is currently outstanding.
(c) PCB Disclosure Schedule 3.12(c) sets forth a true and complete list of all PCB Material Contracts pursuant to which consents, waivers or notices are or may be required to be given thereunder, in each case, prior to the performance by PCB of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby and thereby.
Section 3.13 Agreements with Regulatory Agencies.
Neither PCB nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority (each a “PCB Regulatory Agreement”) that restricts, or by its terms will in the future restrict, the conduct of PCB’s or any of its Subsidiaries’ business or that in any manner relates to their capital adequacy, credit or risk management policies, dividend policies, management, business or operations, nor has PCB or any of its Subsidiaries been advised by any Governmental Authority that it is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with (or is considering the appropriateness of any of the aforementioned actions) any PCB Regulatory Agreement. To PCB’s Knowledge, there are no investigations relating to any regulatory matters pending before any Governmental Authority with respect to PCB or any of its Subsidiaries.
Section 3.14 Brokers; Fairness Opinion.
Neither PCB nor any of its officers, directors or any of its Subsidiaries has employed any broker or finder or incurred, nor will it incur, any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that PCB has engaged, and will pay a fee or commission to Piper Jaffray & Co. (“PCB Financial Advisor”), in accordance with the terms of a letter agreement between PCB Financial Advisor and PCB, a true, complete and correct copy of which has been previously delivered by PCB to BFC. PCB has received the opinion of the PCB Financial Advisor (and, when it is delivered in writing, a copy of such opinion will be promptly provided to BFC) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of PCB Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.
Section 3.15 Employee Benefit Plans.
(a) PCB Disclosure Schedule 3.15(a) sets forth a true and complete list of each PCB Benefit Plan. For purposes of this Agreement, “PCB Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements (i) covering current or former employees or independent contractors of PCB, any of its Subsidiaries or any of PCB’s related organizations described in Code Sections 414(b), (c) or (m), or any entity which is considered one employer with PCB, any of its Subsidiaries or Controlled Group Members under Section 4001 of ERISA or Section 414 of the Code (“ERISA Affiliates”) (such current employees collectively, the “PCB Employees”), (ii) covering current or former directors of PCB, any of its Subsidiaries, or ERISA Affiliates, or (iii) with respect to which PCB or any of its Subsidiaries has or may have any liability or contingent liability (including liability arising from ERISA Affiliates) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, health/welfare, employment, severance, change-of-control, fringe benefit, deferred compensation, defined benefit plan, defined contribution plan, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus plans, retirement plans and other policies, plans or arrangements whether or not subject to ERISA.
(b) With respect to each PCB Benefit Plan, PCB has provided to BFC true and complete copies of such PCB Benefit Plan, any trust instruments and insurance contracts or other funding arrangements forming a part of any PCB Benefit Plans and all amendments thereto, summary plan descriptions and summary of material modifications, IRS Form 5500 (for the three (3) most recently completed plan years), the most recent IRS determination, opinion, notification and advisory letters, with respect thereto and any correspondence from any regulatory agency. In addition, with respect to the PCB Benefit Plans for the three (3) most recently completed plan years, any plan financial statements and accompanying accounting reports, service contracts, fidelity bonds and employee and participant annual QDIA notice, safe harbor notice, or fee disclosures notices under 29 CFR 2550.404a-5, and nondiscrimination testing data and results under Code Sections 105(h), 125, 129, 401(k), and 401(m), as applicable, have been provided to BFC.
(c) All PCB Benefit Plans are in compliance in all material respects in form and operation with all applicable Laws, including ERISA and the Code. Each PCB Benefit Plan which is intended to be qualified under Section 401(a) of the Code (“PCB 401(a) Plan”) has received a favorable opinion, determination or advisory letter from the IRS, and to PCB’s Knowledge there is not any circumstance that could reasonably be expected to result in revocation of any such favorable determination, opinion or advisory letter or the loss of the qualification of such PCB 401(a) Plan under Section 401(a) of the Code, and nothing has occurred that would be expected to result in the PCB 401(a) Plan ceasing to be qualified under Section 401(a) of the Code. All PCB Benefit Plans have been administered in all material respects in accordance with their terms. There is no pending or, to PCB’s Knowledge, threatened litigation or regulatory action relating to the PCB Benefit Plans. Neither PCB nor any of its Subsidiaries has engaged in a transaction with respect to any PCB Benefit Plan that could subject PCB or any of its Subsidiaries to a tax or penalty under any Law including, but not limited to, Section 4975 of the Code or Section 502(i) of ERISA. No PCB 401(a) Plan has been submitted under or been the subject of an IRS voluntary compliance program submission that is still outstanding or that has not been fully corrected in accordance with a compliance statement issued by the IRS with respect to any applicable failures. There are no audits, inquiries or proceedings pending or, to PCB’s Knowledge, threatened by the IRS or the Department of Labor with respect to any PCB Benefit Plan. There are no current, pending, or threatened investigations by the IRS or the Department of Labor with respect to any PCB Benefit Plan.
(d) Neither PCB nor any ERISA Affiliate has ever maintained a plan subject to Title IV of ERISA or Section 412 of the Code. None of PCB or any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c) at any time. Neither PCB nor any of its Subsidiaries or ERISA Affiliates have incurred, and there are no circumstances under which they could reasonably be expected to incur, liability under Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). Neither PCB nor any of its Subsidiaries has ever sponsored, maintained or participated in a multiple employer welfare arrangement as defined in ERISA Section 3(40) or a multiple employer plan, meaning a plan sponsored by two or more unrelated employers as described in Code Section 413(c). No notice of a “reportable event” within the meaning of Section 4043 of ERISA has been required to be filed for any PCB Benefit Plan or by any ERISA Affiliate or will be required to be filed, in either case, in connection with the transactions contemplated by this Agreement.
(e) All contributions required to be made with respect to all PCB Benefit Plans have been timely made.
(f) Except as set forth in PCB Disclosure Schedule 3.15(f), no PCB Benefit Plan provides life insurance, medical, surgical, hospitalization or other employee welfare benefits to any PCB Employee, or any of their affiliates, upon or following his or her retirement or termination of employment for any reason, except as may be required by Law.
(g) All PCB Benefit Plans that are group health plans have been operated in all material respects in compliance with the group health plan continuation requirements of Section 4980B of the Code and all other applicable sections of ERISA and the Code, and no material liabilities arising under Code Section 4980H have occurred. PCB may amend or terminate any such PCB Benefit Plan at any time without incurring any liability thereunder for future benefits coverage at any time after such termination.
(h) Except as otherwise provided for in this Agreement or as set forth in PCB Disclosure Schedule 3.15(h), neither the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement (individually or in conjunction with any other event) will (i) entitle any current or former PCB Employee to retention or other bonuses, parachute payments, non-competition payments, or any other payment, (ii) entitle any current or former PCB Employee to unemployment compensation, severance pay or any increase in severance pay upon any termination of employment, (iii) accelerate the time of payment or vesting (except as required by Law) or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to, any of the PCB Benefit Plans, (iv) result in any breach or violation of, or a default under, any of the PCB Benefit Plans, (v) result in any payment of any amount that would, individually or in combination with any other such payment, be an excess “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, or (vi) limit or restrict the right of PCB or, after the consummation of the transactions contemplated hereby, BFC or any of its Subsidiaries, to merge, amend or terminate any of the PCB Benefit Plans.
(i) Except as set forth in PCB Disclosure Schedule 3.15(i), (i) each PCB Benefit Plan that is a non-qualified deferred compensation plan or arrangement within the meaning of Section 409A of the Code, and any underlying award, is in compliance in all respects with Section 409A of the Code and (ii) no payment or award that has been made to any participant under a PCB Benefit Plan is subject to the interest and penalties specified in Section 409A(a)(1)(B) of the Code. Neither PCB nor any of its Subsidiaries (x) has any obligation to reimburse or indemnify any participant in a PCB Benefit Plan for any of the interest or penalties specified in Section 409A(a)(1)(B) of the Code that may be currently due or triggered in the future, or (y) except as set forth in PCB Disclosure Schedule 3.15(i), has been required to report to any Government Authority any correction or taxes due as a result of a failure to comply with Section 409A of the Code.
(j) No PCB Benefit Plan provides for the gross-up or reimbursement of any Taxes imposed by Section 4999 of the Code or otherwise, and neither PCB nor any of its Subsidiaries has any obligation to reimburse or indemnify any party for such Taxes.
(k) PCB has made available to BFC copies of any Code Section 280G calculations (whether or not final) with respect to any disqualified individual, if applicable, in connection with the transactions contemplated by this Agreement.
(l) PCB Disclosure Schedule 3.15(l) contains a schedule showing the monetary amounts payable or potentially payable, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement) under any employment, change-in-control, severance or similar contract, plan or arrangement with or which covers any present or former director, officer, employee or consultant of PCB or any of its Subsidiaries who may be entitled to any such amount and identifying the types and estimated amounts of the in-kind benefits due under any PCB Benefit Plans (other than a plan qualified under Section 401(a) of the Code) for each such Person, specifying the assumptions in such schedule and providing estimates of other required contributions to any trusts for any related fees or expenses.
(m) PCB and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for PCB or any of its Subsidiaries for purposes of each PCB Benefit Plan, ERISA and the Code.
Section 3.16 Labor Matters.
Neither PCB nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to PCB’s Knowledge threatened, asserting that PCB or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel PCB or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute against PCB pending or, to PCB’s Knowledge, threatened, nor to PCB’s Knowledge is there any activity involving PCB Employees seeking to certify a collective bargaining unit or engaging in other organizational activity. To its Knowledge, PCB and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for PCB or any of its Subsidiaries for purposes of federal and state unemployment compensation Laws, workers’ compensation Laws and the rules and regulations of the U.S. Department of Labor. To PCB’s Knowledge, no officer of PCB or any of its Subsidiaries is in material violation of any employment contract, confidentiality, non-competition agreement or any other restrictive covenant.
Section 3.17 Environmental Matters.
Except as set forth in PCB Disclosure Schedule 3.17, (a) to its Knowledge, PCB and its Subsidiaries have been and are in material compliance with all applicable Environmental Laws, including obtaining, maintaining and complying with all permits required under Environmental Laws for the operation of their respective businesses, (b) there is no action or investigation by or before any Governmental Authority relating to or arising under any Environmental Laws that is pending or, to the Knowledge of PCB, threatened against PCB or any of its Subsidiaries or any real property or facility presently owned, operated or leased by PCB or any of its Subsidiaries or any predecessor (including in a fiduciary or agency capacity), (c) neither PCB nor any of its Subsidiaries has received any written notice within the past five years of or is subject to any order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements relating to or arising under Environmental Laws, (d) to the Knowledge of PCB, there have been no releases of Hazardous Substances at, on, under or affecting any of the real properties or facilities presently owned, operated or leased by PCB or any of its Subsidiaries or any predecessor (including in a fiduciary or agency capacity) in amount or condition that has resulted in or would reasonably be expected to result in liability to PCB or any of its Subsidiaries relating to or arising under any Environmental Laws, and (e) to the Knowledge of PCB, there are no underground storage tanks on, in or under any property currently owned, operated or leased by PCB or any of its Subsidiaries. The representations set forth in this Section 3.17 are the sole and exclusive representations regarding environmental matters in this Agreement.
Section 3.18 Tax Matters.
(a) Each of PCB and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due. All such Tax Returns were correct and complete in all material respects and have been prepared in compliance with all applicable Laws in all material respects. All material Taxes due and owing by PCB or any of its Subsidiaries (whether or not shown on any Tax Return) have been fully and timely paid. Neither PCB nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. Neither PCB nor any of its Subsidiaries has ever received written notice of any claim by any Governmental Authority in a jurisdiction where PCB or such Subsidiary does not file Tax Returns that it is or may be subject to Taxes by that jurisdiction. There are no material Liens for Taxes (other than Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP) upon any of the assets of PCB or any of its Subsidiaries.

(b) PCB and each of its Subsidiaries have collected or withheld and paid over to the appropriate Taxing Authority all amounts of Taxes required to have been collected or withheld and paid over by it, and has complied in all respects with all information reporting and backup withholding requirements under all applicable federal, state, local and foreign Laws in connection with amounts paid or owing to any Person, including Taxes required to have been collected or withheld and paid in connection with amounts paid or owing to any employee or independent contractor, creditor, shareholder or other third party, and Taxes required to be collected or withheld and paid pursuant to Sections 1441, 1442 and 3406 of the Internal Revenue Code or similar provisions under state, local or foreign Law.
(c) No foreign, federal, state or local Tax audits or administrative or judicial Tax proceedings are currently being conducted or pending or threatened in writing, in each case, with respect to a material amount of Taxes of PCB or any of its Subsidiaries. Neither PCB nor any of its Subsidiaries has received from any foreign, federal, state or local Taxing Authority (including jurisdictions where PCB or any of its Subsidiaries have not filed Tax Returns) any written (i) notice indicating an intent to open an audit, action, suit, proceeding, claim, investigation, examination, or other Litigation regarding any Tax or other review with respect to Taxes or (ii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Taxing Authority against PCB or any of its Subsidiaries which, in either case (i) or (ii), has not been fully paid or settled. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any Tax or deficiency against PCB or any of its Subsidiaries, and neither PCB nor any of its Subsidiaries has waived or extended the applicable statute of limitations for the assessment or collection of any Tax or agreed to a Tax assessment or deficiency.
(d) PCB has delivered or made available to BFC true and complete copies of the foreign, federal, state or local Tax Returns filed with respect to PCB or any of its Subsidiaries, and of all examination reports and statements of deficiencies assessed against or agreed to by PCB, in each case with respect to income Taxes, for taxable periods ended on or after December 31, 2014.
(e) Neither PCB nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Neither PCB nor any of its Subsidiaries is a party to or is otherwise bound by any Tax allocation or sharing agreement or similar agreement pursuant to which it has any obligation to any Person with respect to Taxes (other than such an agreement (i) exclusively between or among PCB and its Subsidiaries, (ii) with customers, vendors, lessors or similar third parties entered into in the Ordinary Course of Business and not primarily related to Taxes or (iii) that will terminate as of the Closing Date without any further material payments being required to be made). Neither PCB nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was PCB), or (ii) has any liability for the Taxes of any Person (other than PCB and its Subsidiaries) under Regulations Section 1.1502-6 (or any similar provision of foreign, state or local Law), as a transferee or successor, by contract, or otherwise.
(f) Neither PCB nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) change in method of accounting pursuant to Section 481 of the Code or any comparable provision under foreign, state or local Law for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of foreign, state or local Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Regulations under Code Section 1502 (or any corresponding or similar provision of foreign, state or local Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.
(g) Since January 1, 2015, neither PCB nor any of its Subsidiaries has distributed stock of another Person nor had its stock distributed by another Person in a transaction that was intended to be nontaxable and governed in whole or in part by Section 355 or Section 361 of the Code.
(h) Neither PCB nor any of its Subsidiaries has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Section 1.6011-4(b)(2) of the Regulations in any tax year.

(i) Neither PCB nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(j) Neither PCB nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent the Merger or the Bank Merger from qualifying for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 3.19 Investment Securities.
PCB Disclosure Schedule 3.19 sets forth as of September 30, 2018, the PCB Investment Securities, as well as any purchases or sales of PCB Investment Securities between September 30, 2018 to and including December 31, 2018, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity” (as those terms are used in ASC 320), book values, fair values and coupon rates, and any gain or loss with respect to any PCB Investment Securities sold during such time period between September 30, 2018 and December 31, 2018. Neither PCB nor any of its Subsidiaries owns any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution other than Partnership Bank.
Section 3.20 Derivative Transactions.
(a) All Derivative Transactions entered into by PCB or any of its Subsidiaries or for the account of any of its customers were entered into in accordance in all material respects with applicable Laws and regulatory policies of any Governmental Authority, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by PCB or any of its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with its advisers) and to bear the risks of such Derivative Transactions. PCB and each of its Subsidiaries have duly performed, in all material respects, all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
(b) Each Derivative Transaction is listed in PCB Disclosure Schedule 3.20(b), and the financial position of PCB or its Subsidiaries under or with respect to each has been reflected in the books and records of PCB or its Subsidiaries in accordance with GAAP, and no material open exposure of PCB or its Subsidiaries with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exists, except as set forth in PCB Disclosure Schedule 3.20(b).
(c) No Derivative Transaction, were it to be a Loan held by PCB or any of its Subsidiaries, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List,” as such terms are defined by the FDIC’s uniform loan classification standards, or words of similar import.
Section 3.21 Regulatory Capitalization.
PCB and Partnership Bank are “well-capitalized,” as such term is defined in the applicable state and federal rules and regulations.
Section 3.22 Loans; Nonperforming and Classified Assets.
(a) PCB Disclosure Schedule 3.22(a) sets forth all (i) loans, loan agreements, notes or borrowing arrangements and other extensions of credit (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which PCB or any of its Subsidiaries is a creditor which, as of December 31, 2018, was over sixty (60) days or more delinquent in payment of principal or interest, and (ii) Loans with any director, executive officer or 5% or greater shareholder of PCB or any of its Subsidiaries, or to the Knowledge of PCB, any affiliate of any of the foregoing. Set forth in PCB Disclosure Schedule 3.22(a) is a true, correct and complete list of  (A) all of the Loans of PCB and its Subsidiaries that, as of December 31, 2018, were classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Partnership Bank, PCB or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each Loan classified by Partnership Bank as a Troubled Debt Restructuring as defined by GAAP.
(b) PCB Disclosure Schedule 3.22(b) identifies each asset of PCB or any of its Subsidiaries that as of December 31, 2018 was classified as other real estate owned (“OREO”) and the book value thereof as of December 31, 2018 as well as any assets classified as OREO between December 31, 2017 and December 31, 2018 and any sales of OREO between December 31, 2017 and December 31, 2018, reflecting any gain or loss with respect to any OREO sold.
(c) Each Loan held in PCB’s or any of its Subsidiaries’ loan portfolio (each a “PCB Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, is and has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of PCB and the obligor named therein, and, assuming due authorization, execution and delivery thereof by such obligor or obligors, enforceable in accordance with its terms, subject to the Enforceability Exception.
(d) All currently outstanding PCB Loans were solicited, originated and currently exist in material compliance with all applicable requirements of Law and the notes or other credit or security documents with respect to each such outstanding PCB Loan are complete and correct in all material respects. There are no oral modifications or amendments or additional agreements related to the PCB Loans that are not reflected in the written records of PCB or its Subsidiary, as applicable. All such PCB Loans are owned by PCB or its Subsidiary free and clear of any Liens other than a blanket lien on qualifying loans provided to the Federal Home Loan Bank of Chicago. No claims of defense as to the enforcement of any PCB Loan have been asserted in writing against PCB or any of its Subsidiaries for which there is a reasonable possibility of a material adverse determination, and PCB has no Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of a material adverse determination to its Subsidiaries. Other than participation loans purchased by PCB from third parties that are described on PCB Disclosure Schedule 3.22(d), no PCB Loans are presently serviced by third parties and there is no obligation which could result in any PCB Loan becoming subject to any third party servicing.
(e) Neither PCB nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates PCB or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of PCB or any of its Subsidiaries, unless there is a material breach of a representation or covenant by PCB or any of its Subsidiaries, and none of the agreements pursuant to which PCB or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
(f) Neither PCB nor any of its Subsidiaries is now nor has it ever been since January 1, 2015, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of mortgage or consumer Loans.
Section 3.23 Allowance for Loan and Lease Losses.
PCB’s allowance for loan and lease losses as reflected in the latest balance sheet included in the Financial Statements was, in the opinion of management, as of the date thereof, in compliance in all material respects with PCB’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

Section 3.24 Trust Business; Administration of Fiduciary Accounts.
Neither PCB nor any of its Subsidiaries has offered or engaged in providing any individual or corporate trust services or administers any accounts for which it acts as a fiduciary, including, but not limited to, any accounts in which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.
Section 3.25 Investment Management and Related Activities.
Except as set forth in PCB Disclosure Schedule 3.25, none of PCB, any PCB Subsidiary or any of their respective directors, officers or employees is required to be registered, licensed or authorized under the Laws of any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.
Section 3.26 Repurchase Agreements.
With respect to all agreements pursuant to which PCB or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, PCB or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.
Section 3.27 Deposit Insurance.
The deposits of Partnership Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the fullest extent permitted by Law, and Partnership Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to PCB’s Knowledge, threatened.
Section 3.28 Community Reinvestment Act, Anti-money Laundering and Customer Information Security.
Neither PCB nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and neither PCB nor any of its Subsidiaries has Knowledge that any facts or circumstances exist which would cause PCB or any of its Subsidiaries: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder. Furthermore, the boards of directors of PCB and its Subsidiaries have implemented anti-money laundering programs that contain adequate and appropriate customer identification verification procedures that have not been deemed ineffective by any Governmental Authority and that meet the requirements of Sections 352 and 326 of the USA PATRIOT Act.
Section 3.29 Transactions with Affiliates.
Except as set forth in PCB Disclosure Schedule 3.29, there are no outstanding amounts payable to or receivable from, or advances by PCB or any of its Subsidiaries to, and neither PCB nor any of its Subsidiaries is otherwise a creditor or debtor to (a) any director, executive officer, five percent (5%) or greater shareholder of PCB or any of its Subsidiaries or to any of their respective Affiliates or Associates, other than as part of the normal and customary terms of such person’s employment or service as a director with PCB or any of its Subsidiaries and other than deposits held by Partnership Bank in the Ordinary

Course of Business, or (b) any other Affiliate of PCB or any of its Subsidiaries. Except as set forth in PCB Disclosure Schedule 3.29, neither PCB nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective directors, executive officers or other Affiliates. All agreements between Partnership Bank and any of its Affiliates (or any company treated as an affiliate for purposes of such Law) comply, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and Regulation W of the FRB.
Section 3.30 Tangible Properties and Assets.
(a) PCB Disclosure Schedule 3.30(a) sets forth a true, correct and complete list of all real property owned by PCB and each of its Subsidiaries. Except as set forth in PCB Disclosure Schedule 3.30(a), PCB or its Subsidiaries has good and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent, and (ii) easements, rights of way, and other similar Liens that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties. There is no pending or, to PCB’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature with respect to the real property that PCB or any of its Subsidiaries owns, uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any of such real property by eminent domain. True and complete copies of all deeds or other documentation evidencing ownership of the real properties set forth in PCB Disclosure Schedule 3.30(a), and complete copies of the title insurance policies and surveys for each property, together with any mortgages, deeds of trust and security agreements to which such property is subject have been furnished or made available to BFC.
(b) PCB Disclosure Schedule 3.30(b) sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which PCB or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and neither PCB nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. To PCB’s Knowledge, there has not occurred any event and no condition exists that would constitute a termination event or a breach by PCB or any of its Subsidiaries of, or default by PCB or any of its Subsidiaries in, the performance of any covenant, agreement or condition contained in any Lease. To PCB’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. PCB and each of its Subsidiaries has paid all rents and other charges to the extent due under the Leases. True and complete copies of all Leases for, or other documentation evidencing ownership of or a leasehold interest in, the properties listed in PCB Disclosure Schedule 3.30(b), have been furnished or made available to BFC.
(c) All buildings, structures, fixtures, building systems and equipment, and all components thereof, including the roof, foundation, load-bearing walls and other structural elements thereof, heating, ventilation, air conditioning, mechanical, electrical, plumbing and other building systems, environmental control, remediation and abatement systems, sewer, storm and waste water systems, irrigation and other water distribution systems, parking facilities, fire protection, security and surveillance systems, and telecommunications, computer, wiring and cable installations, included in the owned real property or the subject of the Leases are in good condition and repair (normal wear and tear excepted) and sufficient for the operation of the business of PCB and its Subsidiaries.
Section 3.31 Intellectual Property.
PCB Disclosure Schedule 3.31 sets forth a true, complete and correct list of all PCB Intellectual Property. PCB or its Subsidiaries owns or has a valid license to use all PCB Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). The PCB Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of PCB and its Subsidiaries as currently conducted. The PCB Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither PCB nor any of its Subsidiaries has received notice challenging the validity or enforceability of PCB Intellectual Property. None of PCB or any of its Subsidiaries is, nor will any of them be as a result of the execution and delivery of this Agreement or the performance by PCB of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which PCB or any of its Subsidiaries is a party and pursuant to which PCB or any of its Subsidiaries is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets or computer software, and neither PCB nor any of its Subsidiaries has received notice challenging PCB’s or any of its Subsidiaries’ license or legally enforceable right to use any such third-party intellectual property rights. The consummation of the transactions contemplated hereby will not result in the material loss or impairment of the right of PCB or any of its Subsidiaries to own or use any of PCB Intellectual Property.
Section 3.32 Insurance.
(a) PCB Disclosure Schedule 3.32(a) identifies all of the insurance policies, binders or bonds currently maintained by PCB and its Subsidiaries (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $10,000. PCB and each of its Subsidiaries is insured with reputable insurers against such risks and in such amounts as the management of PCB reasonably has determined to be prudent in accordance with industry practices. All of the Insurance Policies are in full force and effect, neither PCB nor any Subsidiary has received notice of cancellation of any of the Insurance Policies or is otherwise aware that any insurer under any of the Insurance Policies has expressed an intent to cancel any such Insurance Policies, and neither PCB nor any of its Subsidiaries is in default thereunder, and all claims thereunder have been filed in due and timely fashion in all material respects.
(b) PCB Disclosure Schedule 3.32(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by PCB or its Subsidiaries, including the value of its BOLI as of the end of the month prior to the date hereof. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Financial Statements in accordance with GAAP. All BOLI is owned solely by Partnership Bank, no other Person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under PCB’s BOLI. Neither PCB nor any of PCB’s Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.
Section 3.33 Antitakeover Provisions.
No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby.
Section 3.34 PCB Information.
The information relating to PCB and its Subsidiaries that is provided by or on behalf of PCB for inclusion in the Proxy Statement-Prospectus and the Registration Statement will not (with respect to the Proxy Statement-Prospectus, as of the date the Proxy Statement-Prospectus is first mailed to PCB’s shareholders and as of the date of the PCB Meeting, and with respect to the Registration Statement, as of the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided, however, that any information contained in any PCB Report as of a later date shall be deemed to modify information as of an earlier date. The portions of the Proxy Statement-Prospectus relating to PCB and PCB’s Subsidiaries and other portions thereof within the reasonable control of PCB and its Subsidiaries will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder.
Section 3.35 Transaction Costs.
PCB Disclosure Schedule 3.35 sets forth attorneys’ fees, investment banking fees, accounting fees and other costs or fees of PCB and its Subsidiaries that, based upon reasonable inquiry, are expected to be paid or accrued through the Closing Date in connection with the Merger and the other transactions contemplated by this Agreement.

Section 3.36 Bank Holding Company.
PCB is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BFC
Except as set forth in the disclosure schedule delivered by BFC to PCB prior to or concurrently with the execution of this Agreement with respect to each such Section below (the “BFC Disclosure Schedule”); provided, that (a) the mere inclusion of an item in the BFC Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by BFC that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on BFC, and (b) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, BFC hereby represents and warrants to PCB as follows:
Section 4.01 Organization and Standing.
Each of BFC and its Subsidiaries is (a) an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and (b) is duly licensed or qualified to do business and in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect with respect to BFC.
Section 4.02 Capital Stock.
The authorized capital stock of BFC consists of 20,000,000 shares of BFC Common Stock, and 5,000,000 shares of preferred stock. As of the date hereof, 6,566,453 shares of BFC Common Stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The outstanding shares of BFC Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any BFC shareholder. The shares of BFC Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to preemptive rights. All shares of BFC’s capital stock issued and outstanding have been issued in compliance with and not in violation of any applicable federal or state securities Laws.
Section 4.03 Corporate Power.
(a) BFC and each of its Subsidiaries has the corporate or similar power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and BFC has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities and the Regulatory Approvals.
(b) BFC has made available to PCB a complete and correct copy of its articles of incorporation and bylaws or equivalent organizational documents, each as amended to date, of BFC and each of its Subsidiaries. Neither BFC nor any of its Subsidiaries is in violation of any of the terms of its articles of incorporation, bylaws or equivalent organizational documents.
Section 4.04 Corporate Authority.
This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of BFC on or prior to the date hereof. BFC has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by PCB, this Agreement is a valid and legally binding obligation of BFC, enforceable in accordance with its terms, subject to the Enforceability Exception.

Section 4.05 SEC Documents; Financial Statements.
(a) BFC has filed all required reports, forms, schedules, registration statements and other documents with the SEC that it has been required to file since October 23, 2018 (the “BFC Reports”), and has paid all fees and assessments due and payable in connection therewith. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the BFC Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such BFC Reports, and none of the BFC Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no executive officer of BFC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the BFC Reports.
(b) The consolidated financial statements of BFC (or incorporated by reference) included (or incorporated by reference) in the BFC Reports (including the related notes, where applicable) complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of BFC and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown. The books and records of BFC and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements, reflect only actual transactions and there are no material misstatements, omissions, inaccuracies or discrepancies contained or reflected therein.
(c) BFC (x) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (y) has disclosed, based on its most recent evaluation, to its outside auditors and the audit committee of BFC’s board of directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect BFC’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in BFC’s internal control over financial reporting. These disclosures were made in writing by management to BFC’s auditors and audit committee. There is no reason to believe that BFC’s outside auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2015, neither BFC nor any of its Subsidiaries nor, to BFC’s Knowledge, any director, officer, employee, auditor, accountant or representative of BFC or any of its Subsidiaries has received, or otherwise had or obtained Knowledge of, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of BFC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that BFC or any of its Subsidiaries has engaged in questionable accounting or auditing practices.
Section 4.06 Regulatory Reports.
Since January 1, 2015, BFC and each of its Subsidiaries has timely filed with the SEC, FRB, OCC, FDIC, any SRO and any other applicable Governmental Authority, in correct form, all reports, registration statements and other documents required to be filed under applicable Laws and regulations and have paid all fees and assessments due and payable in connection therewith, and such reports were complete and accurate and in compliance in all material respects with the requirements of applicable Laws and regulations, except where the failure to file such report or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect with respect to BFC. Except for normal examinations conducted by a Governmental Authority in the regular course of the business of BFC and its Subsidiaries, no Governmental Authority has notified BFC that it has initiated or has pending any proceeding or, to the Knowledge of BFC threatened an investigation into the business or operations of BFC or any of its Subsidiaries since January 1, 2015, except where such proceedings or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to BFC. There is no unresolved violation, criticism or exception by any Governmental Authority with respect to any report filed by, or relating to any examinations or inspections by any such Governmental Authority of BFC or any of its Subsidiaries which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to BFC.
Section 4.07 Regulatory Approvals; No Defaults.
No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority are required to be made or obtained by BFC or any of its Subsidiaries in connection with the execution, delivery or performance by BFC of this Agreement or to consummate the transactions contemplated by this Agreement, including the Bank Merger, except for (i) the Regulatory Approvals, (ii) the filing with the SEC and the filing and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger contemplated by Section 1.04(a) and the filing of documents with the FDIC, OCC, the WDFI-Banking or other applicable state banking agencies to cause the Bank Merger to become effective, (iv) such other filings and reports as required pursuant to the Exchange Act and the rules and regulations promulgated thereunder, or applicable stock exchange requirements, (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable SRO and the rules of the NASDAQ and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BFC Common Stock pursuant to this Agreement and approval of listing of such BFC Common Stock on the Trading Market. Subject to the receipt of the approvals referred to in the preceding sentence, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by BFC do not and will not, (1) constitute a breach or violation of, or a default under, the articles of incorporation and bylaws of BFC, (2) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to BFC or any of its Subsidiaries, or any of their respective properties or assets, (3) violate, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of BFC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which BFC or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound. As of the date hereof, BFC has no Knowledge of any reason (i) why the Regulatory Approvals and other necessary consents and approvals will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis and (ii) why a Burdensome Condition would be imposed.
Section 4.08 BFC Information.
The information relating to BFC and its Subsidiaries that is supplied by or on behalf of BFC for inclusion or incorporation by reference in the Proxy Statement-Prospectus and the Registration Statement will not (with respect to the Proxy Statement-Prospectus, as of the date the Proxy Statement-Prospectus is first mailed to PCB shareholders and as of the date of the PCB Meeting, and with respect to the Registration Statement, as of the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided, however, that any information contained in any BFC Report as of a later date shall be deemed to modify information as of an earlier date. The portions of the Proxy

Statement-Prospectus relating to BFC and BFC’s Subsidiaries and other portions thereof within the reasonable control of BFC and its Subsidiaries will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder.
Section 4.09 Absence of Certain Changes or Events.
Except as reflected or disclosed in BFC’s Registration Statement on Form 10 filed on October 23, 2018, or in BFC Reports since October 23, 2018, as filed with the SEC, there has been no change or development with respect to BFC and its assets and business or combination of such changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to BFC.
Section 4.10 Compliance with Laws.
(a) BFC and each of its Subsidiaries is, and has been since January 1, 2015, in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Act, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory lending, financing, leasing or business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans. Neither BFC nor any of its Subsidiaries has been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.
(b) BFC and each of its Subsidiaries have all material permits, licenses, authorizations, orders and approvals of, and each has made all filings and applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to BFC’s Knowledge, no suspension or cancellation of any of them is threatened.
(c) Neither BFC nor any of its Subsidiaries has received, since January 1, 2015, written or, to BFC’s Knowledge, oral notification from any Governmental Authority (i) asserting that it is not in compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization, except where such noncompliance of threatened revocation is not reasonably likely to have, a Material Adverse Effect with respect to BFC.
Section 4.11 BFC Regulatory Matters.
(a) BFC is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended.
(b) The deposits of Bank First are insured by the FDIC in accordance with the FDIA to the fullest extent permitted by Law, and Bank First has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to BFC’s Knowledge, threatened. Bank First received a rating of  “satisfactory” in its most recent examination under the Community Reinvestment Act.
(c) Since January 1, 2015, neither BFC nor any of its Subsidiaries is party to, or the subject of, any cease-and-desist order, consent order, written agreement, order for civil money penalty, refund, restitution, prompt corrective action directive, memorandum of understanding, supervisory letter, individual minimum capital requirement, operating agreement, or any other formal or informal enforcement action issued or required by, or entered into with, any Governmental Authority. Neither BFC nor any of its Subsidiaries has made, adopted, or implemented any commitment, board resolution, policy, or procedure at the request or recommendation of any Governmental Authority that limits in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its payment of dividends or distribution of capital, its credit or risk management, its compliance program, its management, its growth, or its business. Neither BFC nor any of its Subsidiaries has Knowledge that any Governmental Authority is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with any of the items referenced in this paragraph.
Section 4.12 Brokers.
Neither BFC nor any of its officers, directors or any of its Subsidiaries has employed any broker or finder or incurred, nor will it incur, any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that BFC has engaged, and will pay a fee or commission to Sandler O’Neill & Partners, L.P.
Section 4.13 Legal Proceedings.
(a) Neither BFC nor any of its Subsidiaries is a party to any, and there are no pending or, to BFC’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against BFC or any of its Subsidiaries or any of their current or former directors or executive officers in their capacities as such that is reasonably likely to have a Material Adverse Effect on BFC, or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no material injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application to banks and bank holding companies) imposed upon BFC, any of its Subsidiaries or the assets of BFC or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger would apply to the Surviving Entity or any of its Subsidiaries or affiliates).
Section 4.14 Tax Matters.
(a) Each of BFC and its Subsidiaries has filed all material Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a request for extension was timely filed consistent with requirements of applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. All material Taxes due and owing by BFC or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid. There are no material Liens for Taxes (other than Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP) upon any of the assets of BFC or any of its Subsidiaries.
(b) Neither BFC nor any of its Subsidiaries has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Section 1.6011-4(b)(2) of the Regulations in any tax year.
(c) Since January 1, 2015, neither BFC nor any of its Subsidiaries has distributed stock of another Person nor had its stock distributed by another Person in a transaction that was intended to be nontaxable and governed in whole or in part by Section 355 or Section 361 of the Code.
(d) Neither BFC nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent the Merger or the Bank Merger from qualifying for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 4.15 Regulatory Capitalization.
BFC and its Subsidiaries are “well-capitalized,” as such term is defined in the applicable state and federal rules and regulations.
Section 4.16 No Financing.
BFC has and will have as of the Effective Time, without having to resort to external sources, sufficient capital to effect the transactions contemplated by this Agreement.

ARTICLE V
  COVENANTS
Section 5.01 Covenants of PCB.
During the period from the date of this Agreement and continuing until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated or permitted by this Agreement (including as set forth in the PCB Disclosure Schedule), required by Law or with the prior written consent of BFC (which consent shall not be unreasonably withheld, conditioned or delayed), PCB shall carry on its business, including the business of each of its Subsidiaries, in the Ordinary Course of Business in all material respects and consistent with prudent banking practice. Without limiting the generality of the foregoing, PCB will use commercially reasonable efforts to (i) preserve its business organizations and assets intact, (ii) keep available to itself and BFC the present services of the current officers and employees of PCB and its Subsidiaries, (iii) preserve for itself and BFC the goodwill of its customers, employees, lessors and others with whom business relationships exist, and (iv) continue diligent collection efforts with respect to any delinquent loans and, to the extent within its control, not allow any material increase in delinquent loans. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (x) as set forth in PCB Disclosure Schedule 5.01, (y) as otherwise expressly required by this Agreement, or (z) consented to in writing by BFC (which consent shall not be unreasonably withheld, conditioned or delayed, and BFC shall, when considering the reasonableness of any such request, take into account the preservation of the franchise value of PCB and Partnership Bank as independent enterprises on a going-forward basis and the prevention of substantial deterioration of the properties of PCB and its Subsidiaries), PCB shall not and shall not permit its Subsidiaries to:
(a) Stock.   (i) Issue, sell, grant, pledge, dispose of, encumber or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock, any Rights, any new award or grant under the PCB Stock Plans or otherwise, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company), or enter into any agreement with respect to the foregoing, (ii) except as expressly permitted by this Agreement, accelerate the vesting of any existing Rights, or (iii) except as expressly permitted by this Agreement, directly or indirectly change (or establish a record date for changing), adjust, split, combine, redeem, reclassify, exchange, purchase or otherwise acquire any shares of its capital stock, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any Rights issued and outstanding prior to the Effective Time.
(b) Dividends; Other Distributions.   Make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, except for dividends from wholly owned Subsidiaries to PCB.
(c) Compensation; Employment Agreements, Etc.   Enter into or amend or renew any employment, consulting, compensatory, severance, retention or similar agreements or arrangements with any director, officer or employee of PCB or any of its Subsidiaries, or grant any salary, wage or fee increase or increase any employee benefit or pay any incentive or bonus payments, except, in each case, (i) normal increases in base salary to employees in the Ordinary Course of Business and pursuant to policies currently in effect, provided that, such increases shall not result in an annual adjustment in base compensation (which includes base salary and any other compensation other than bonus payments) of more than 5% for any individual or 3% in the aggregate for all employees of PCB or any of its Subsidiaries other than annual increases in base compensation and year-end bonuses disclosed in PCB Disclosure Schedule 5.01(c), (ii) as specifically provided for by this Agreement (including, without limitation, as contemplated by Section 5.11 of this Agreement), (iii) as may be required by Law, (iv) to satisfy the contractual obligations existing as of the date hereof set forth on PCB Disclosure Schedule 3.15(l), or (iv) as otherwise set forth in PCB Disclosure Schedule 5.01(c).

(d) Hiring.   Hire any person as an employee or officer of PCB or any of its Subsidiaries, except for at-will employment at an annual rate of base salary not to exceed $80,000 to fill vacancies that may arise from time to time in the Ordinary Course of Business.
(e) Benefit Plans.   Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable Law, subject to the provision of prior written notice to and consultation with respect thereto with BFC, (ii) to satisfy contractual obligations existing as of the date hereof and set forth in PCB Disclosure Schedule 5.01(e), (iii) as previously disclosed to BFC and set forth in PCB Disclosure Schedule 5.01(e), or (iv) as may be required pursuant to the terms of this Agreement) any PCB Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of PCB or any of its Subsidiaries.
(f) Transactions with Affiliates.   Except pursuant to agreements or arrangements in effect on the date hereof and set forth in PCB Disclosure Schedule 5.01(f), pay, loan or advance any amount to (other than renewals of existing loans in accordance with Section 5.01(s) below), or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or Associates of any of its officers or directors other than compensation or business expense advancements or reimbursements in the Ordinary Course of Business.
(g) Dispositions.   Except in the Ordinary Course of Business, sell, license, lease, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties or cancel or release any indebtedness owed to PCB or any of its Subsidiaries.
(h) Acquisitions.   Acquire or agree to acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business) all or any portion of the assets, debt, business, deposits or properties of any other entity or Person, except for purchases specifically approved by BFC pursuant to any other applicable paragraph of this Section 5.01.
(i) Capital Expenditures.   Make any capital expenditures in amounts exceeding $50,000 individually, or $250,000 in the aggregate, provided that BFC shall grant or deny its consent to emergency repairs or replacements necessary to prevent substantial deterioration of the condition of a property within two (2) Business Days of its receipt of a written request from PCB.
(j) Governing Documents.   Amend PCB’s articles of incorporation or bylaws or any equivalent documents of PCB’s Subsidiaries.
(k) Accounting Methods.   Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Laws or GAAP or applicable accounting requirements of any Governmental Authority, in each case, including changes in the interpretation or enforcement thereof.
(l) Contracts.   Except as set forth in PCB Disclosure Schedule 5.01(l), enter into, amend, modify, terminate, extend, or waive any material provision of, any PCB Material Contract, Lease or Insurance Policy, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease, license or contract, other than normal renewals of contracts, licenses and leases without material adverse changes of terms with respect to PCB or any of its Subsidiaries, or enter into any contract that would constitute a PCB Material Contract if it were in effect on the date of this Agreement, except for any amendments, modifications or terminations reasonably requested by BFC.
(m) Claims.   Other than settlement of foreclosure actions in the Ordinary Course of Business, (i) enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which PCB or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement or agreement involves payment by PCB or any of its Subsidiaries of an amount which exceeds $75,000 individually or $150,000 in the aggregate and/or would impose any material restriction on the business of PCB or any of its Subsidiaries or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations.
(n) Banking Operations.   (i) Enter into any material new line of business, introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; (ii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority; (iii) make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans, its hedging practices and policies; and (iv) incur any material liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the Ordinary Course of Business.
(o) Derivative Transactions.   Enter into any Derivative Transaction.
(p) Indebtedness.   Incur any indebtedness for borrowed money other than in the Ordinary Course of Business consistent with past practice with a term not in excess of twelve (12) months (other than creation of deposit liabilities or sales of certificates of deposit in the Ordinary Course of Business), or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other Person, other than the issuance of letters of credit in the Ordinary Course of Business and in accordance with the restrictions set forth in Section 5.01(s).
(q) Investment Securities.   Unless mutually agreed upon by the Parties, (i) acquire, sell or otherwise dispose of any debt security or equity investment (other than obligations of the government of the United States or agencies of the United States or state or local governments having maturities of not more than five (5) years and which municipal obligations have been assigned a rating of A2 or better by Moody’s Investors Service or A or better by Standard and Poor’s), or any certificates of deposits issued by other banks, nor (ii) change the classification method for any of the PCB Investment Securities from “held to maturity” to “available for sale” or from “available for sale” to “held to maturity,” as those terms are used in ASC 320.
(r) Deposits.   Other than in the Ordinary Course of Business, make any changes to deposit pricing.
(s) Loans.   Except for loans or extensions of credit approved and/or committed as of the date hereof that are listed in PCB Disclosure Schedule 5.01(s), (i) make, renew, renegotiate, increase, extend or modify any (A) unsecured loan, if the amount of such unsecured loan, together with any other outstanding unsecured loans made by PCB or any of its Subsidiaries to such borrower or its Affiliates, would be in excess of  $100,000, in the aggregate, (B) loan secured by other than a first lien in excess of $500,000, (C) loan in excess of FFIEC regulatory guidelines relating to loan-to-value ratios, (D) loan secured by a first lien residential mortgage and with no loan policy exceptions in excess of  $750,000, (E) secured loan over $2,000,000, (F) any loan that is not made in conformity with PCB’s ordinary course lending policies and guidelines in effect as of the date hereof, or (G) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans (without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of PCB or any of its Subsidiaries (without regard to whether such other loans have been advanced or remain to be advanced) to exceed $2,000,000, (ii) sell any loan or loan pools in excess of  $1,000,000 in principal amount or sale price (other than residential mortgage loan pools sold in the Ordinary Couse of Business), or (iii) acquire any servicing rights, or sell or otherwise transfer any loan where PCB or any of its Subsidiaries retains any servicing rights. Any loan in excess of the limits set forth in this Section 5.01(s) shall require the prior written approval of the Chief Credit Officer or Senior Lender of Bank First, which approval or rejection shall be given in writing within one (1) Business Day after the loan package is delivered to such individual.

(t) Investments or Developments in Real Estate.   Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by PCB or its Subsidiaries.
(u) Taxes.   Except as required by applicable Law, make or change any material Tax election, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any claim for a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, provided that, for purposes of this Section 5.01(u), “material” means affecting or relating to $75,000 or more in Taxes or $150,000 or more of taxable income.
(v) Compliance with Agreements.   Commit any act or omission which constitutes a material breach or default by PCB or any of its Subsidiaries under any agreement with any Governmental Authority or under any PCB Material Contract, Lease or other material agreement or material license to which PCB or any of its Subsidiaries is a party or by which any of them or their respective properties are bound or under which any of them or their respective assets, business, or operations receives benefits.
(w) Environmental Assessments.   Foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM International (“ASTM”) E1527-13 Phase I Environmental Site Assessment (or any applicable successor standard) of the property that satisfies the requirements of 40 C.F.R. Part 312 (“Phase I”), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any Hazardous Substances under conditions that indicate an existing release, a past release, or a material threat of a release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property.
(x) Adverse Actions.   Other than as expressly permitted by Section 5.09 below, take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (i) prevent, delay or impair PCB’s ability to consummate the Merger or the transactions contemplated by this Agreement or (ii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.01.
(y) Capital Stock Purchase.   Directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.
(z) Facilities.   Except as required by Law, file any application or make any contract or commitment for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility, except for any change that may be requested by BFC.
(aa) Restructure.   Merge or consolidate itself or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries.
(bb) Commitments.   (i) Enter into any contract with respect to, or otherwise agree or commit to do, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing or (ii) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger not being satisfied in any material respect or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Law.

Section 5.02 Covenants of BFC.
(a) Affirmative Covenants.   From the date hereof until the Effective Time, BFC will carry on its business consistent with prudent banking practices and in compliance in all material respects with all applicable Laws.
(b) Negative Covenants.   From the date hereof until the Effective Time, BFC shall not and shall not permit any of its Subsidiaries to take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (i) prevent, delay or impair BFC’s ability to consummate the Merger or the transactions contemplated by this Agreement or (ii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.02. Except as expressly permitted or contemplated by this Agreement, or as required by applicable law or a Governmental Authority, or with the prior written consent of PCB during the period from the date of this Agreement to the Effective Time, BFC shall not, and shall not permit any of its Subsidiaries to:
(i) Take any action that is intended or is reasonably likely to result in the Merger or the Bank Merger failing to qualify as a “reorganization” under Section 368(a) of the Code;
(ii) Take any action that is likely to materially impair BFC’s ability to perform any of its obligations under this Agreement or Bank First to perform any of its obligations under the Bank Plan of Merger; or
(iii) Agree or commit to do any of the foregoing.
Section 5.03 Commercially Reasonable Efforts.
Subject to the terms and conditions of this Agreement, each of the Parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VI, and shall reasonably cooperate with the other Party to that end.
Section 5.04 PCB Shareholder Approval.
(a) Following the execution of this Agreement, PCB shall take, in accordance in all material respects with applicable Law and the articles of incorporation and bylaws of PCB, all action necessary to convene a special meeting of its shareholders as promptly as practicable to consider and vote upon the approval of this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by PCB’s shareholders in order to permit consummation of the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “PCB Meeting”) and shall take all lawful action to solicit such approval by such shareholders. PCB shall use its reasonable best efforts to obtain the Requisite PCB Shareholder Approval to consummate the Merger and the other transactions contemplated hereby, and shall ensure that the PCB Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by PCB in connection with the PCB Meeting are solicited in compliance in all material respects with the WBCL, the articles of incorporation and bylaws of PCB, and all other applicable legal requirements. Except with the prior approval of BFC, no other matters shall be submitted for the approval of PCB shareholders at the PCB Meeting.
(b) Except to the extent provided otherwise in Section 5.09, the board of directors of PCB shall at all times prior to and during the PCB Meeting recommend approval of this Agreement by the shareholders of PCB and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by PCB’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “PCB Recommendation”) and shall not withhold, withdraw, amend, modify, change or qualify such recommendation in a manner adverse in any respect to the interests of BFC or take any other action or make any other public statement inconsistent with such recommendation and the Proxy Statement- Prospectus shall include the PCB Recommendation. In the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite PCB Shareholder Approval,

PCB will not adjourn or postpone the PCB Meeting unless PCB is advised by counsel that failure to do so would result in a breach of the fiduciary duties of the board of directors of PCB. PCB shall keep BFC updated with respect to the proxy solicitation results in connection with the PCB Meeting as reasonably requested by BFC.
Section 5.05 Registration Statement; Proxy Statement-Prospectus; NASDAQ Listing.
(a) BFC and PCB agree to cooperate in the preparation of the Registration Statement to be filed by BFC with the SEC in connection with the issuance of BFC Common Stock in the transactions contemplated by this Agreement (including the Proxy Statement-Prospectus and all related documents). PCB shall use its reasonable best efforts to deliver to BFC such financial statements and related analysis of PCB, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of PCB, as may be required in order to file the Registration Statement, and any other report required to be filed by BFC with the SEC, in each case, in compliance in all material respects with applicable Laws, and shall, as promptly as practicable following execution of this Agreement, prepare and deliver drafts of such information to BFC to review. Within sixty (60) days of the date of this Agreement, BFC shall file with the SEC the Registration Statement. Each of BFC and PCB agree to use their respective commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement. BFC also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. PCB agrees to cooperate with BFC and BFC’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from PCB’s independent auditors in connection with the Registration Statement and the Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, PCB, at its own expense, shall promptly mail or cause to be mailed the Proxy Statement-Prospectus to its shareholders.
(b) BFC will advise PCB, promptly after BFC receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of BFC Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or upon the receipt of any comments (whether written or oral) from the SEC or its staff. BFC will provide PCB and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement- Prospectus, and all responses to requests for additional information by and replies to comments of the SEC prior to filing such with, or sending such to, the SEC, and BFC will provide PCB and its counsel with a copy of all such filings made with the SEC. If at any time prior to the Effective Time there shall occur any event that should be disclosed in an amendment or supplement to the Proxy Statement-Prospectus or the Registration Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, BFC shall use its commercially reasonable efforts to promptly prepare and file such amendment or supplement with the SEC (if required under applicable Law) and cooperate with PCB to mail such amendment or supplement to PCB shareholders (if required under applicable Law).
(c) BFC will use its commercially reasonable efforts to cause the shares of BFC Common Stock to be issued in connection with the transactions contemplated by this Agreement to be approved for listing on the Trading Market, subject to official notice of issuance, prior to the Effective Time.
Section 5.06 Regulatory Filings; Consents.
(a) Each of BFC and PCB and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts (i) to promptly prepare all documentation (including the Registration Statement and the Proxy Statement-Prospectus), and to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, the Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger in the manner contemplated herein, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable; provided, however, notwithstanding the foregoing or anything to the contrary in this Agreement, nothing contained herein shall be deemed to require BFC or any of its Subsidiaries or PCB or any of its Subsidiaries to take any non-standard action, or commit to take any such action, or agree to any non-standard condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of any Governmental Authority that would reasonably be likely to have a material and adverse effect (measured on a scale relative to PCB) on the condition (financial or otherwise), results of operations, liquidity, assets or deposit liabilities, properties or business of BFC, PCB, the Surviving Entity or the Surviving Bank, after giving effect to the Merger (“Burdensome Condition”). BFC and PCB will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of BFC or PCB to any Governmental Authority in connection with the transactions contemplated by this Agreement. Each Party shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority. In addition, BFC and PCB shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing.
(b) PCB will use its commercially reasonable efforts, and BFC shall reasonably cooperate with PCB at PCB’s request, to obtain all consents, approvals, authorizations, waivers or similar affirmations described on PCB Disclosure Schedule 3.12(c). Each Party will notify the other Party promptly and shall promptly furnish the other Party with copies of notices or other communications received by such Party or any of its Subsidiaries of any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its Subsidiaries or its representatives). PCB will consult with BFC and its representatives as often as practicable under the circumstances so as to permit PCB and BFC and their respective representatives to cooperate to take appropriate measures to obtain such consents and avoid or mitigate any adverse consequences that may result from the foregoing.
Section 5.07 Publicity.
BFC and PCB shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other Party, which shall not be unreasonably delayed or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of counsel be required by Law or the rules and regulations of any stock exchanges. It is understood that BFC shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Merger and the other transactions contemplated hereby.
Section 5.08 Access; Current Information.
(a) For the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, upon reasonable notice and subject to applicable Laws, PCB agrees to afford BFC and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours at any time and from time to time throughout the period prior to the Effective Time to PCB’s and its Subsidiaries’ books, records (including, without limitation, Tax Returns and work papers of independent auditors), information technology systems, business, properties and personnel and to such other information relating to them as BFC may reasonably request and PCB shall use its commercially reasonable efforts to provide any appropriate notices to employees and/or customers in accordance with applicable Law and PCB’s privacy policy and, during such period, PCB shall furnish to BFC, upon BFC’s reasonable request, all such other information concerning the business, properties and personnel of PCB and its Subsidiaries that is substantially similar in scope to the information provided to BFC in connection with its diligence review prior to the date of this Agreement. BFC shall coordinate any such access in accordance with this Section 5.08(a) with PCB’s Chief Financial Officer, Sue Loken,
(b) For the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, during the period of time from the date of this Agreement to the Effective Time, upon reasonable notice and subject to applicable Laws, BFC agrees to furnish to PCB such information as PCB may reasonably request concerning the business of BFC and its Subsidiaries that is substantially similar in scope to the information provided to PCB in connection with its diligence review prior to the date of this Agreement.
(c) As promptly as reasonably practicable after they become available, PCB will furnish to BFC copies of the board packages distributed to the board of directors of PCB or any of its Subsidiaries, and minutes from the meetings thereof, copies of any internal management financial control reports showing actual financial performance against plan and previous period, and copies of any reports provided to the board of directors of PCB or any committee thereof relating to the financial performance and risk management of PCB.
(d) During the period from the date of this Agreement to the Effective Time, at the reasonable request of either Party, the other Party will cause one or more of its designated representatives to confer with representatives of the requesting Party and to report the general status of the ongoing operations of the other Party and its Subsidiaries. Without limiting the foregoing, PCB agrees to provide to BFC (i) a copy of each report filed by PCB or any of its Subsidiaries with a Governmental Authority, (ii) a copy of PCB’s monthly loan trial balance, and (iii) a copy of PCB’s monthly statement of condition and profit and loss statement and, if requested by BFC, a copy of PCB’s daily statement of condition and daily profit and loss statement, in each case, which shall be provided as promptly as reasonably practicable after it is filed or prepared, as applicable. PCB further agrees to provide BFC, no later than ten (10) Business Days following the end of each calendar month following the date hereof, any supplements to PCB Disclosure Schedule 3.19, PCB Disclosure Schedule 3.22(a), and PCB Disclosure Schedule 3.22(b) that would be required if the references to December 31, 2018 in each corresponding representation and warranty of PCB were changed to the date of the most recently ended calendar month.
(e) No investigation by a Party or its representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of the other Party set forth in this Agreement, or the conditions to the respective obligations of BFC and PCB to consummate the transactions contemplated hereby.
(f) Notwithstanding anything to the contrary in this Section 5.08, PCB shall not be required to copy BFC on any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby, that contain competitively sensitive business or other proprietary information filed under a claim of confidentiality (including any confidential supervisory information) or any other matter that PCB’s board of directors has been advised by counsel that such distribution to BFC may violate a confidentiality obligation or fiduciary duty or any Law or regulation, or may result in a waiver of PCB’s attorney-client privilege. In the event any of the restrictions in this Section 5.08(f) shall apply, PCB shall use its commercially reasonable efforts to provide appropriate consents, waivers, decrees and approvals necessary to satisfy any confidentiality issues relating to documents prepared or held by third parties (including work papers), the Parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws.
Section 5.09 No Solicitation by PCB; Superior Proposals.
(a) Except as permitted by Section 5.09(b), PCB shall not, and shall cause its Subsidiaries and each of their respective officers, directors and employees not to, and will not authorize any investment bankers, financial advisors, attorneys, accountants, consultants, affiliates or other agents of PCB or any of PCB’s Subsidiaries (collectively, the “PCB Representatives”) to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than BFC) any information or data with respect to PCB or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which PCB is a party; or (iv) enter into any agreement, confidentiality agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the PCB Representatives, whether or not such PCB Representative is so authorized and whether or not such PCB Representative is purporting to act on behalf of PCB or otherwise, shall be deemed to be a breach of this Agreement by PCB. PCB and its Subsidiaries shall, and shall cause each of the PCB Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.
For purposes of this Agreement, “Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from BFC), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction.
For purposes of this Agreement, “Acquisition Transaction” means (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving PCB or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, a significant portion of the assets of PCB or any of its Subsidiaries; (C) any issuance, sale or other disposition of  (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of PCB or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of PCB or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.
For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and PCB or any of its Subsidiaries, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding PCB Common Stock or more than 50% of the assets of PCB and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities and (ii) that the board of directors of PCB reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (A) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Acquisition Proposal, and (B) taking into account any changes to this Agreement proposed by BFC in response to such Acquisition Proposal, as contemplated by Section 5.09(c), and all financial, legal, regulatory and other aspects of such takeover proposal, including all conditions contained therein and the Person making such proposal, is more favorable to the shareholders of PCB from a financial point of view than the Merger.
(b) Notwithstanding Section 5.09(a) or any other provision of this Agreement, prior to the date of the PCB Meeting, PCB may take any of the actions described in Section 5.09(a) if, but only if, (i) PCB has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of Section 5.09(a); (ii) the board of directors of PCB reasonably determines in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) the failure to take such actions would cause it to violate its fiduciary duties to PCB’s shareholders under applicable Law; (iii) PCB has provided BFC with at least three (3) Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to PCB or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, PCB receives from such Person a confidentiality agreement with terms no less favorable to PCB than those contained in the confidentiality agreement with BFC. PCB shall promptly provide to BFC any non-public information regarding PCB or its Subsidiaries provided to any other Person which was not previously provided to BFC, such additional information to be provided no later than the date of provision of such information to such other party.
(c) PCB shall promptly (and in any event within twenty-four (24) hours) notify BFC in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, PCB or the PCB Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) except to the extent that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement). PCB agrees that it shall keep BFC informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).
(d) Except as set forth in Section 5.09(e), neither the board of directors of PCB nor any committee thereof shall (i) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to BFC in connection with the transactions contemplated by this Agreement (including the Merger), the PCB Recommendation, fail to reaffirm the PCB Recommendation within three (3) Business Days following a request by BFC, or make any statement, filing or release, in connection with the PCB Meeting or otherwise, inconsistent with the PCB Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the PCB Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause PCB or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.09(b)) or (B) requiring PCB to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.
(e) Notwithstanding Section 5.09(d), prior to the date of the PCB Meeting, the board of directors of PCB may withdraw, qualify, amend or modify the PCB Recommendation (a “PCB Subsequent Determination”), or terminate this Agreement in order to concurrently enter into an Agreement with respect to a Superior Proposal, after the fifth (5th) Business Day following BFC’s receipt of a notice (the “Notice of Superior Proposal”) from PCB advising BFC that the board of directors of PCB has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of Section 5.09(a)) constitutes a Superior Proposal if, but only if, (i) the board of directors of PCB has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would cause it to violate its fiduciary duties to PCB’s shareholders under applicable Law, (ii) during the five (5) Business Day period after receipt of the Notice of Superior Proposal by BFC (the “Notice Period”), PCB and the board of directors of PCB shall have cooperated and negotiated in good faith with BFC to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable PCB to proceed with the PCB Recommendation without a PCB Subsequent Determination; provided, however, that BFC shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by BFC since its receipt of such Notice of Superior Proposal, the board of directors of PCB has again in good faith made the determination (A) in clause (i) of this Section 5.09(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, PCB shall be required to deliver a new Notice of Superior Proposal to BFC and again comply with the requirements of this Section 5.09(e), except that the Notice Period shall be reduced to three (3) Business Days.

(f) Nothing contained in this Section 5.09 shall prohibit PCB or the board of directors of PCB from complying with PCB’s obligations required under Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed a change in the PCB Recommendation unless the board of directors of PCB reaffirms the PCB Recommendation in such disclosure.
Section 5.10 Indemnification.
(a) For a period of six (6) years from and after the Effective Time, and in any event subject to the provisions of Section 5.10(b)(iv), BFC shall indemnify and hold harmless the present and former directors and officers of PCB and its Subsidiaries (each an “Indemnified Party”), against all costs, expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages or liabilities or amounts that are paid in settlement (which settlement shall require the prior written consent of BFC, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each a “Claim”), arising out of actions or omissions of such persons in the course of performing their duties for PCB or any of its Subsidiaries occurring at or before the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the same extent permitted under the organizational documents of PCB and its Subsidiaries in effect on the date of this Agreement to the extent permitted by applicable Law.
(b) Any Indemnified Party wishing to claim indemnification under this Section 5.10 shall promptly notify BFC upon learning of any Claim, provided that, failure to so notify shall not affect the obligation of BFC under this Section 5.10, unless, and only to the extent that, BFC is materially prejudiced in the defense of such Claim as a consequence. In the event of any such Claim (whether asserted or claimed prior to, at or after the Effective Time), (i) BFC shall have the right to assume the defense thereof and BFC shall not be liable to such Indemnified Parties for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) BFC shall not be liable for any settlement effected without its prior written consent and (iv) BFC shall have no obligation hereunder to any Indemnified Party if such indemnification would be in violation of any applicable federal or state banking Laws or regulations, or in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Laws and regulations, whether or not related to banking Laws.
(c) For a period of six (6) years following the Effective Time, BFC will maintain director’s and officer’s liability insurance (herein, “D&O Insurance”) that serves to reimburse the present and former officers and directors of PCB or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party, as that coverage currently provided by PCB; provided that, if BFC is unable to maintain or obtain the insurance called for by this Section 5.10, BFC shall use its commercially reasonable efforts to provide as much comparable insurance as is reasonably available (subject to the limitations described below in this Section 5.10(c)); and provided, further, that officers and directors of PCB or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance. In no event shall BFC be required to expend for such tail insurance a premium amount in excess of an amount equal to 150% of the annual premiums paid by PCB for D&O Insurance in effect as of the date of this Agreement (the “Maximum D&O Tail Premium”). If the cost of such tail insurance exceeds the Maximum D&O Tail Premium, BFC shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding the Maximum D&O Tail Premium.
(d) This Section 5.10 shall survive the Effective Time, is intended to benefit each PCB Indemnified Party (each of whom shall be entitled to enforce this Section against BFC), and shall be binding on all successors and assigns of BFC.

(e) If BFC or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of BFC and its Subsidiaries shall assume the obligations set forth in this Section 5.10.
Section 5.11 Employees; Benefit Plans.
(a) Following the Effective Time, for a period the earlier of  (i) six months or (ii) as long as an employee of PCB is a Covered Employee (as defined below), BFC shall maintain or cause to be maintained employee benefit plans for the benefit of employees who are full time employees of PCB on the Closing Date and who become full-time employees of BFC (“Covered Employees”) that provide employee benefits which, in the aggregate, are substantially comparable to the employee benefits and cash-based compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of BFC; provided, however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of BFC. BFC shall give the Covered Employees credit for their prior service with PCB for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any employee benefit plan maintained by BFC and in which Covered Employees may be eligible to participate.
(b) With respect to any employee benefit plan of BFC that is a health, dental, vision or other welfare plan in which any Covered Employee is eligible to participate, for the plan year that includes the Closing, if Covered Employees are eligible to participate in such plans, BFC shall use its commercially reasonable efforts to cause any pre-existing condition limitations, eligibility waiting periods or evidence of insurability requirements under such BFC plan to be waived with respect to such Covered Employee and his or her covered dependents to the extent such condition was or would have been covered under the PCB Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time.
(c) Following the Effective Time, Bank First shall credit each Covered Employee with an amount of paid time off equal to such Covered Employee’s accrued but unused paid time off at Partnership Bank (“Carryover PTO”), provided that (i) Bank First may allocate the Carryover PTO and between vacation leave and sick leave in its discretion, and (ii) Carryover PTO shall be limited to 100 hours per year for hourly employees, and salaries employees will not be allowed any Carryover PTO.
(d) PCB shall cause Partnership Bank to take all necessary actions to terminate the Partnership Bank 401(k) Plan, effective as the date immediately preceding the date of the Effective Time of the Merger, subject to the occurrence of the Effective Time. PCB shall provide BFC with evidence that the Partnership Bank 401(k) plan has been terminated and provide copies of the appropriate resolutions terminating the plan (the form and substance of which shall be subject to review and approval by BFC, which will not be unreasonably withheld) not later than three days prior to the Effective Time. The accounts of all participants and beneficiaries in the Partnership Bank 401(k) Plan shall become fully vested upon termination of such plan.
(e) Prior to the Effective Time, PCB shall take, and shall cause its Subsidiaries to take, all actions requested by BFC that may be necessary or appropriate to, conditioned on the occurrence of the Effective Time, (i) cause one or more PCB Benefits Plans not covered above to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any PCB Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any PCB Benefit Plan for such period as may be requested by BFC, or (iv) facilitate the merger of any PCB Benefit Plan into any employee benefit plan maintained by BFC. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 5.11(e) shall be subject to BFC’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(f) Any employee of PCB or Partnership Bank that becomes an employee of Bank First at the Effective Time who is terminated within six months following the Effective Time (other than for cause, death, disability, normal retirement or voluntarily resignation) shall receive a severance payment calculated in accordance with the policy set forth on BFC Disclosure Schedule 5.11(f).
(g) Following the Effective Time, BFC shall assume, honor and comply with all obligations set forth in the employment and change in control agreements listed on PCB Disclosure Schedule 3.15(a).
(h) Nothing in this Section 5.11 shall be construed to limit the right of BFC (including, following the Closing Date, PCB) to amend or terminate any PCB Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 5.11 be construed to require BFC (including, following the Closing Date, PCB) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date, and the continued retention (or termination) by BFC of any Covered Employee subsequent to the Effective Time shall be subject in all events to BFC’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance.
(i) For purposes of this Section 5.11, (i) “employees of PCB” shall include employees of PCB or any of its Subsidiaries, (ii) “employees of BFC” shall include employees of BFC or any of its Subsidiaries, (iii) all references to PCB shall include each of the Subsidiaries of PCB (iv) all references to BFC shall include each of the Subsidiaries of BFC.
Section 5.12 Notification of Certain Changes.
BFC and PCB shall promptly advise the other Party of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its or its respective Subsidiaries’ representations, warranties or covenants contained herein and PCB shall provide on a periodic basis written notice to BFC of any matters that PCB becomes aware of that should be disclosed on a supplement or amendment to the PCB Disclosure Schedule.
Section 5.13 Transition; Informational Systems Conversion.
From and after the date hereof, BFC and PCB will use their commercially reasonable efforts to facilitate the integration of PCB with the business of BFC following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of PCB and each of its Subsidiaries (the “Informational Systems Conversion”) to those used by BFC, which planning shall include, but not be limited to, (a) discussion of third-party service provider arrangements of PCB and each of its Subsidiaries; (b) non-renewal or changeover, after the Effective Time, of personal property leases and software licenses used by PCB and each of its Subsidiaries in connection with the systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. BFC shall promptly reimburse PCB on request for any reasonable and documented out-of-pocket fees, expenses or charges that PCB may incur as a result of taking, at the request of BFC, any action prior to the Effective Time to facilitate the Informational Systems Conversion.
Section 5.14 No Control of Other Party’s Business.
Nothing contained in this Agreement shall give BFC, directly or indirectly, the right to control or direct the operations of PCB or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give PCB, directly or indirectly, the right to control or direct the operations of BFC or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of PCB and BFC shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.

Section 5.15 Certain Litigation.
Each Party shall promptly advise the other Party orally and in writing of any actual or threatened shareholder litigation against such Party and/or the members of the board of directors of PCB or the board of directors of BFC related to this Agreement or the Merger and the other transactions contemplated by this Agreement. PCB shall: (i) permit BFC to review and discuss in advance, and consider in good faith the views of BFC in connection with, any proposed written or oral response to such shareholder litigation; (ii) furnish BFC’s outside legal counsel with all non-privileged information and documents which outside counsel may reasonably request in connection with such shareholder litigation; (iii) consult with BFC regarding the defense or settlement of any such shareholder litigation, shall give due consideration to BFC’s advice with respect to such shareholder litigation and shall not settle any such litigation prior to such consultation and consideration; provided, however, that PCB shall not settle any such shareholder litigation if such settlement requires the payment of money damages, without the written consent of BFC (such consent not to be unreasonably withheld, conditioned or delayed) unless the payment of any such damages by PCB is reasonably expected by PCB, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by PCB) under PCB’s existing director and officer insurance policies, including any tail policy.
Section 5.16 Director Resignations.
PCB will cause to be delivered to BFC resignations of all the directors of PCB and its Subsidiaries, such resignations to be effective as of the Effective Time.
Section 5.17 Non-Competition and Non-Disclosure Agreement.
Concurrently with the execution and delivery of this Agreement and effective upon Closing, PCB has caused each director of PCB to execute and deliver the Non-Competition and Non-Disclosure Agreement in the form attached hereto as Exhibit C and, prior to the Closing, PCB has caused each director of Partnership Bank to execute and deliver the Non-Competition and Non-Disclosure Agreement in the form attached hereto as Exhibit C (collectively, the “Director Restrictive Covenant Agreements”).
Section 5.18 Claims Letters.
Concurrently with the execution and delivery of this Agreement and effective upon the Closing, PCB has caused each director of PCB to execute and deliver the Claims Letter in the form attached hereto as Exhibit D and, prior to the Closing, PCB has caused each director of Partnership Bank to execute and deliver the Claims Letter in the form attached hereto as Exhibit D.
Section 5.19 Coordination.
(a) Prior to the Effective Time, subject to applicable Laws, PCB and its Subsidiaries shall take any actions BFC may reasonably request from time to time to better prepare the parties for integration of the operations of PCB and its Subsidiaries with BFC and its Subsidiaries, respectively. Without limiting the foregoing, senior officers of PCB and BFC shall meet from time to time as BFC may reasonably request, and in any event not less frequently than monthly, to review the financial and operational affairs of PCB and its Subsidiaries, and PCB shall give due consideration to BFC’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither BFC nor Bank First shall under any circumstance be permitted to exercise control of PCB or any of its Subsidiaries prior to the Effective Time. PCB shall permit representatives of Bank First to be onsite at PCB to facilitate integration of operations and assist with any other coordination efforts as necessary, provided such efforts shall be done without undue disruption to Partnership Bank’s business, during normal business hours and at the expense of BFC or Bank First (not to include Partnership Bank’s regular employee payroll).
(b) Prior to the Effective Time, subject to applicable Laws, PCB and its Subsidiaries shall take any actions BFC may reasonably request in connection with negotiating any amendments, modifications or terminations of any Leases or PCB Material Contracts that BFC may request, including, but not limited to, actions necessary to cause any such amendments, modifications or terminations to become effective prior to (to the extent that the conditions set forth in Article VI of this Agreement have already been satisfied), or immediately upon, the Closing, and shall cooperate with BFC and will use its commercially reasonable efforts to negotiate specific provisions that may be requested by BFC in connection with any such amendment, modification or termination.
(c) From and after the date hereof, subject to applicable Laws, the parties shall reasonably cooperate (provided that the parties shall cooperate to reasonably minimize disruption to PCB’s or Partnership Bank’s business) with the other in preparing for the prompt conversion or consolidation of systems and business operations promptly after the Effective Time (including by entering into customary confidentiality, non-disclosure and similar agreements with the other party and appropriate service providers) and PCB shall, upon BFC’s reasonable request, introduce BFC and its representatives to suppliers of PCB and its Subsidiaries for the purpose of facilitating the integration of PCB and its business into that of BFC. In addition, after satisfaction of the conditions set forth in Section 6.01(a) and Section 6.01(b), subject to applicable Laws, PCB shall, upon BFC’s reasonable request, introduce BFC and its representatives to customers of PCB and its Subsidiaries for the purpose of facilitating the integration of PCB and its business into that of BFC. Any interaction between BFC and PCB’s and any of its Subsidiaries’ customers and suppliers shall be coordinated by PCB. PCB shall have the right to participate in any discussions between BFC and PCB’s customers and suppliers.
(d) BFC and PCB agree to take all action necessary and appropriate to cause Partnership Bank to merge with Bank First in accordance with applicable Laws and the terms of the Plan of Bank Merger immediately following the Effective Time or as promptly as practicable thereafter.
Section 5.20 Transactional Expenses.
PCB has provided in PCB Disclosure Schedule 3.35 a reasonable good faith estimate of costs and fees that PCB and its Subsidiaries expect to pay to retained representatives in connection with the transactions contemplated by this Agreement, exclusive of any costs that may be incurred by PCB as a result of any litigation which may arise in connection with this Agreement (collectively, “PCB Expenses”). PCB shall use its commercially reasonable efforts to cause the aggregate amount of all PCB Expenses to not exceed the total expenses disclosed in PCB Disclosure Schedule 3.35. PCB shall promptly notify BFC if or when it determines that it expects to exceed its total budget for PCB Expenses. Notwithstanding anything to the contrary in this Section 5.20, PCB shall not incur any investment banking, brokerage, finders or other similar financial advisory fees in connection with the transactions contemplated by this Agreement other than those expressly set forth in PCB Disclosure Schedule 3.35.
Section 5.21 Confidentiality.
Prior to the execution of this Agreement and prior to the consummation of the Merger, subject to applicable Laws, each of BFC and PCB, and their respective Subsidiaries, affiliates, officers, directors, agents, employees, consultants and advisors have provided, and will continue to provide one another with information which may be deemed by the party providing the information to be non-public, proprietary and/or confidential, including, but not limited to, trade secrets of the disclosing party. Each Party agrees that it will, and will cause its representatives to, hold any information obtained pursuant to this Article V in accordance with the terms of the confidentiality and non-disclosure letter agreement, dated as of October 6, 2018 between BFC and PCB.
Section 5.22 Tax Matters.
(a) The Parties intend that the Merger and the Bank Merger shall each qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Regulations. Except as expressly contemplated or permitted by this Agreement, from and after the date of this Agreement, each of BFC and PCB shall use their respective reasonable best efforts to cause each of the Merger and the Bank Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act is intended or is reasonably likely to prevent either the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) BFC shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for PCB and its Subsidiaries for all periods ending on or prior to the Closing Date that are filed after the Closing Date.
(c) Prior to the Effective Time, PCB shall submit to a shareholder vote the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments that could be deemed “parachute payments” under Section 280G(b) of the Code, in a manner that satisfies the shareholder approval requirements for the exemption of Section 280G(b)(5)(A)(ii) of the Code and any Regulations (including proposed regulations) promulgated thereunder. Such vote shall establish the “disqualified individual’s” right to the payment or other compensation. In addition, prior to such shareholder vote, PCB shall (i) provide adequate disclosure to all shareholders of PCB entitled to vote of all material facts concerning all payments that, but for such vote, could be deemed “parachute payments” to a “disqualified individual” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5) of the Code, and (ii) obtain from each “disqualified individual” who is entitled to receive payments that could be deemed “parachute payments” under Section 280G of the Code a written waiver of his or her rights to such payments in the event of a failure to approve the payments by at least 75% of the PCB shares entitled to vote.
ARTICLE VI
CONDITIONS TO CONSUMMATION OF THE MERGER
Section 6.01 Conditions to Obligations of the Parties to Effect the Merger.
The respective obligations of the Parties to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the Parties prior to the Closing Date of each of the following conditions:
(a) Shareholder Vote.   This Agreement and the transactions contemplated hereby, as applicable, shall have received the Requisite PCB Shareholder Approval at the PCB Meeting.
(b) Regulatory Approvals; No Burdensome Condition.   All Regulatory Approvals required to consummate the Merger and the Bank Merger in the manner contemplated herein shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, if any, shall have expired or been terminated, and no such Regulatory Approval includes or contains, or shall have resulted in the imposition of, any Burdensome Condition.
(c) No Injunctions or Restraints; Illegality.   No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated hereby shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated hereby.
(d) Effective Registration Statement.   The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.
(e) Tax Opinions Relating to the Merger.   BFC and PCB, respectively, shall have received opinions from Alston & Bird LLP and Godfrey & Kahn, S.C., respectively, each dated as of the Closing Date, in substance and form reasonably satisfactory to BFC and PCB, respectively, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinions, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering their opinions, Alston & Bird LLP and Godfrey & Kahn, S.C. may require and rely upon representations as to certain factual matters contained in certificates of officers of each of BFC and PCB, in form and substance reasonably acceptable to such counsel.

Section 6.02 Conditions to Obligations of PCB.
The obligations of PCB to consummate the Merger also are subject to the fulfillment or written waiver by PCB prior to the Closing Date of each of the following conditions:
(a) Representations and Warranties.   The representations and warranties of BFC (i) set forth in Section 4.09 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, (ii) Section 4.01, Section 4.02, Section 4.03(a), Section 4.04, Section 4.08, and Section 4.12 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in this Agreement, other than those sections specifically identified in clauses (i) or (ii) of this Section 6.02(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to BFC. PCB shall have received a certificate signed on behalf of BFC by the Chief Executive Officer or the Chief Financial Officer of BFC to the foregoing effect.
(b) Performance of Obligations of BFC.   BFC shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date except where the failure of the performance of, or compliance with, such obligation has not had and does not have a Material Adverse Effect on BFC, and PCB shall have received a certificate, dated the Closing Date, signed on behalf of BFC by its Chief Executive Officer and the Chief Financial Officer to such effect.
(c) No Material Adverse Effect.   Since the date of this Agreement (i) no change or event has occurred which has resulted in BFC or Bank First being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.
(d) Trading Market Listing.   Shares of BFC Common Stock to be issued in connection with the Merger shall have been approved for listing on the Trading Market.
Section 6.03 Conditions to Obligations of BFC.
The obligations of BFC to consummate the Merger also are subject to the fulfillment or written waiver by BFC prior to the Closing Date of each of the following conditions:
(a) Representations and Warranties.   The representations and warranties of PCB (i) set forth in Section 3.02(a) and Section 3.09(b) shall be true and correct in all respects (with respect to Section 3.02(a), other than de minimis inaccuracies, it being agreed that for purposes of Section 3.02(a), any inaccuracy in which the applicable amounts as of a date of determination exceed the amounts set forth in Section 3.02(a) by no more than 1% shall be deemed de minimis) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, (ii) the first sentence of Section 3.01, Section 3.04(a), Section 3.05, Section 3.14 and Section 3.34 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in this Agreement, other than those sections specifically identified in clauses (i) or (ii) of this Section 6.03(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to PCB. BFC shall have received a certificate signed on behalf of PCB by the Chief Executive Officer or the Chief Financial Officer of PCB to the foregoing effect.

(b) Performance of Obligations of PCB.   PCB shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date, and BFC shall have received a certificate, dated the Closing Date, signed on behalf of PCB by PCB’s Chief Executive Officer and Chief Financial Officer, to such effect.
(c) No Material Adverse Effect.   Since the date of this Agreement (i) no change or event has occurred which has resulted in PCB or any of its Subsidiaries being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.
(d) Plan of Bank Merger.   Except as otherwise contemplated by Section 1.03, the Plan of Bank Merger shall have been executed and delivered.
(e) Dissenting Shares.   Dissenting Shares shall be less than ten percent (10%) of the issued and outstanding shares of PCB Common Stock.
(f) Consents and Approvals.   PCB has received, in form and substance satisfactory to PCB and BFC, all consents, approvals, waivers and other assurances from all non-governmental third parties which are required to be obtained under the terms of any contract, agreement or instrument to which PCB or any of its Subsidiaries is a party or by which any of their respective properties is bound in order to prevent the consummation of the transactions contemplated by this Agreement from constituting a default under such contract, agreement or instrument or creating any lien, claim or charge upon any of the assets of PCB or any of its Subsidiaries.
Section 6.04 Frustration of Closing Conditions.
Neither BFC nor PCB may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use its reasonable best efforts to consummate any of the transactions contemplated hereby, as required by and subject to Section 5.03.
ARTICLE VII
TERMINATION
Section 7.01 Termination.
This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:
(a) Mutual Consent.   At any time prior to the Effective Time, by the mutual consent, in writing, of BFC and PCB if the board of directors of BFC and the board of directors of PCB each so determines by vote of a majority of the members of its entire board.
(b) No Regulatory Approval.   By BFC or PCB, if either of their respective boards of directors so determines by a vote of a majority of the members of its entire board, in the event any Regulatory Approval required for consummation of the transactions contemplated by this Agreement shall have been denied by final, non-appealable action by such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.
(c) No Shareholder Approval.   By either BFC or PCB (provided, in the case of PCB, that it shall not be in breach of any of its obligations under Section 5.04), if the Requisite PCB Shareholder Approval at the PCB Meeting shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.
(d) Breach of Representations and Warranties.   By either BFC or PCB (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party to not consummate this Agreement) if there shall have been (i) with respect to representations and warranties set forth in this Agreement that are not qualified by the term “material” or do not contain terms such as “Material Adverse Effect,” a material breach of any of such representations or warranties by the other party and

(ii) with respect to representations and warranties set forth in this Agreement that are qualified by the term “material” or contain terms such as “Material Adverse Effect,” any breach of any of such representations or warranties by the other Party; which breach is not cured prior to the earlier of (y) thirty (30) days following written notice to the Party committing such breach from the other Party or (z) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing.
(e) Breach of Covenants.   By either BFC or PCB (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other Party not to consummate the agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other Party, which breach shall not have been cured prior to the earlier of  (i) thirty (30) days following written notice to the Party committing such breach from the other Party or (ii) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing.
(f) Delay.   By either BFC or PCB if the Merger shall not have been consummated on or before September 30, 2019, provided, however, that such date will be automatically extended to December 31, 2019, if the only outstanding condition to Closing under Article VI is the receipt of all Regulatory Approvals (the “Expiration Date”), unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the Party seeking to terminate this Agreement.
(g) Failure to Recommend; Etc.   In addition to and not in limitation of BFC’s termination rights under Section 7.01(e), by BFC if  (i) there shall have been a material breach of Section 5.09, or (ii) the board of directors of PCB (A) withdraws, qualifies, amends, modifies or withholds the PCB Recommendation, or makes any statement, filing or release, in connection with the PCB Meeting or otherwise, inconsistent with the PCB Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the PCB Recommendation), (B) materially breaches its obligation to call, give notice of and commence the PCB Meeting under Section 5.04(a), (C) approves or recommends an Acquisition Proposal, (D) fails to publicly recommend against a publicly announced Acquisition Proposal within three (3) Business Days of being requested to do so by BFC, (E) fails to publicly reconfirm the PCB Recommendation within three (3) Business Days of being requested to do so by BFC, or (F) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions.
(h) Acceptance of Superior Proposal.   By PCB in connection with entering into a definitive agreement to effect a Superior Proposal after making an PCB Subsequent Determination in accordance with Section 5.09(e).
(i) Decline in BFC Common Stock Price.   By PCB if the board of directors of PCB so determines by a vote of the majority of the members of the entire board, at any time during the five (5)-day period commencing with the Determination Date (as defined below), if the Average Closing Price (as defined below) is less than $40.92 per share and the price of BFC Common Stock has, during the period from December 6, 2018 through the Determination Date, underperformed the Nasdaq Bank Index by more than 17.5 percent; subject, however, to the following four (4) sentences. If PCB elects to exercise the termination right pursuant to this Section 7.01(i), PCB shall give written notice to BFC not later than the end of the five (5)-day period referred to above (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five (5)-day period). During the five (5) Business Day period commencing with its receipt of such notice, BFC shall have the option of increasing the Merger Consideration to equal a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Per Share Amount (as then in effect), the Starting Price, and 0.825, and the denominator of which is the Average Closing Price. If within such five (5) Business Day period, BFC delivers written notice to PCB that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, then no termination shall have occurred pursuant to this Section 7.01(i), and this Agreement shall remain in effect in accordance with its terms (except as the Merger Consideration shall have been so modified).

For purposes of this Section 7.01(i), the following terms shall have the meanings indicated:
“Average Closing Price” means the VWAP of BFC Common Stock during the twenty (20) consecutive fully Trading Days ending on the Trading Day prior to the Determination Date.
“Determination Date” means the later of  (i) the date on which the last Regulatory Approval is obtained without regard to any requisite waiting period or (ii) the date on which the Requisite PCB Shareholder Approval is obtained.
“Starting Price” means $49.60.
If BFC or any company belonging in the Nasdaq Bank Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for and amount of shares of BFC Common Stock or the common stock of such other company, as the case may be, shall be appropriately adjusted for the purposes of applying this Section 7.01(i).
Section 7.02 Termination Fee.
(a) In recognition of the efforts, expenses and other opportunities foregone by BFC while structuring and pursuing the Merger, PCB shall pay to BFC a termination fee equal to $1,640,000 (“Termination Fee”), by wire transfer of immediately available funds to an account specified by BFC in the event of any of the following: (i) in the event BFC terminates this Agreement pursuant to Section 7.01(g), PCB shall pay BFC the Termination Fee within one (1) Business Day after receipt of BFC’s notification of such termination; (ii) in the event that after the date of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been made known to senior management of PCB or has been made directly to its shareholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to PCB and (A) thereafter this Agreement is terminated (x) by either BFC or PCB pursuant to Section 7.01(c) because the Requisite PCB Shareholder Approval shall not have been obtained or (y) by BFC pursuant to Section 7.01(d) or Section 7.01(e) and (B) prior to the date that is twelve (12) months after the date of such termination, PCB enters into any agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then PCB shall, on the earlier of the date it enters into such agreement and the date of consummation of such transaction, pay BFC the Termination Fee, provided, that for purposes of this Section 7.02(a)(ii), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%,” and (iii) in the event PCB terminates this Agreement pursuant to Section 7.01(h), PCB shall pay BFC the Termination Fee within one (1) Business Day after PCB’s notification of such termination.
(b) PCB and BFC each agree that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, BFC would not enter into this Agreement; accordingly, if PCB fails promptly to pay any amounts due under this Section 7.02, PCB shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of  (i) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication thereto), designated therein as the prime rate on the date such payment was due, plus (ii) 200 basis points, together with the costs and expenses of BFC (including reasonable legal fees and expenses) in connection with such suit.
(c) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that if PCB pays or causes to be paid to BFC the Termination Fee in accordance with Section 7.02(a), PCB (or any successor in interest of PCB) will not have any further obligations or liabilities to BFC with respect to this Agreement or the transactions contemplated by this Agreement.
Section 7.03 Effect of Termination.
Except as set forth in Section 7.02(c), termination of this Agreement will not relieve a breaching party from liability for any breach of any covenant, agreement, representation or warranty of this Agreement (a) giving rise to such termination and (b) resulting from fraud or any willful and material breach.

ARTICLE VIII
DEFINITIONS
Section 8.01 Definitions.
The following terms are used in this Agreement with the meanings set forth below:
“Acquisition Proposal” has the meaning set forth in Section 5.09(a).
“Acquisition Transaction” has the meaning set forth in Section 5.09(a).
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning set forth in the preamble to this Agreement.
“Articles of Merger” has the meaning set forth in Section 1.04(a).
“ASC 320” means GAAP Accounting Standards Codification Topic 320.
“Associate” when used to indicate a relationship with any Person means (1) any corporation or organization (other than PCB or any of its Subsidiaries) of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (2) any trust or other estate in which such Person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity, or (3) any relative or family member of such Person.
“ASTM” has the meaning set forth in Section 5.01(w).
“Average Closing Price” has the meaning set forth in Section 7.01(i).
“Bank First” has the meaning set forth in Section 1.03.
“Bank Merger” has the meaning set forth in Section 1.03.
“Bank Plan of Merger” has the meaning set forth in Section 1.03.
“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.
“BFC” has the meaning set forth in the preamble to this Agreement.
“BFC Common Stock” means the common stock, $0.01 par value per share, of BFC.
“BFC Disclosure Schedule” has the meaning set forth in Article IV.
“BFC Reports” has the meaning set forth in Section 4.05(a).
“BOLI” has the meaning set forth in Section 3.32(b).
“Book-Entry Shares” means any non-certificated share held by book entry in PCB’s stock transfer book, which immediately prior to the Effective Time represents an outstanding share of PCB Common Stock.
“Burdensome Condition” has the meaning set forth in Section 5.06(a).
“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of Wisconsin are authorized or obligated to close.
“Cash Component” has the meaning set forth in Section 2.01(e)(i).
“Cash Consideration” has the meaning set forth in Section 2.01(d)(ii).
“Cash Conversion Number” has the meaning set forth in Section 2.03(a).

“Cash Election” has the meaning set forth in Section 2.02(b).
“Cash Election Shares” has the meaning set forth in Section 2.01(d)(ii).
“Certificate” means any outstanding certificate, which immediately prior to the Effective Time, represents an outstanding share of PCB Common Stock.
“Claim” has the meaning set forth in Section 5.10(a).
“Closing” and “Closing Date” have the meanings set forth in Section 1.04(b).
“Code” has the meaning set forth in the Recitals.
“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.
“Compiled Annual Financial Statements” has the meaning set forth in Section 3.07(a).
“Controlled Group Members” means any of PCB’s related organizations described in Code Sections 414(b), (c) or (m).
“Covered Employees” has the meaning set forth in Section 5.11(a).
“D&O Insurance” has the meaning set forth in Section 5.10(c).
“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions.
“Determination Date” has the meaning set forth in Section 7.01(i).
“Director Restrictive Covenant Agreements” has the meaning set forth in Section 5.17.
“Dissenting Shareholder” has the meaning set forth in Section 2.01(c).
“Dissenting Shares” has the meaning set forth in Section 2.01(c).
“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.
“Effective Time” has the meaning set forth in Section 1.04(a).
“Election Deadline” has the meaning set forth in Section 2.02(d).
“Election Form” has the meaning set forth in Section 2.02(c).
“Enforceability Exception” has the meaning set forth in Section 3.05.
“Environmental Law” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion or agency requirement currently in effect relating to: (a) pollution, the protection or restoration of the indoor or outdoor environment, human health and safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended, 42 U.S.C. §9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §1101,

et seq.; the Safe Drinking Water Act; 42 U.S.C. §300f, et seq.; the Occupational Safety and Health Act, 29 U.S.C. §651, et seq.; (b) common Law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.
“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliates” has the meaning set forth in Section 3.15(a).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Agent” has the meaning set forth in Section 2.02(a).
“Exchange Fund” has the meaning set forth in Section 2.09(a).
“Exchange Ratio” has the meaning set forth in Section 2.01(e)(ii).
“Expiration Date” has the meaning set forth in Section 7.01(f).
“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended.
“Fair Housing Act” means the Fair Housing Act, as amended.
“FDIA” has the meaning set forth in Section 3.27.
“FDIC” means the Federal Deposit Insurance Corporation.
“FFIEC” means the Federal Financial Institutions Examination Council.
“Financial Statements” has the meaning set forth in Section 3.07(a).
“FRB” means the Board of Governors of the Federal Reserve System.
“GAAP” means generally accepted accounting principles in the United States of America, applied consistently with past practice, including with respect to quantity and frequency.
“Governmental Authority” means any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.
“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including, but not limited to, petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise). Hazardous Substance does not include substances of kinds and in amounts ordinarily and customarily used or stored for the purposes of cleaning or other maintenance or operations.
“Holder” means the holder of record of shares of PCB Common Stock.
“Home Mortgage Disclosure Act” means Home Mortgage Disclosure Act of 1975, as amended.
“Indemnified Party” has the meaning set forth in Section 5.10(a).
“Informational Systems Conversion” has the meaning set forth in Section 5.13.
“Insurance Policies” has the meaning set forth in Section 3.32(a).

“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (c) copyrights (including any registrations and applications for any of the foregoing); (d) Software (excluding off-the-shelf Software); and (e) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.
“Interim Financial Statements” has the meaning set forth in Section 3.07(a).
“IRS” means the United States Internal Revenue Service.
“Knowledge” means, with respect to PCB, the actual knowledge, of the Persons set forth in PCB Disclosure Schedule 8.01, after due inquiry of their direct subordinates who would be likely to have knowledge of such matter, and with respect to BFC, the actual knowledge of the Persons set forth in BFC Disclosure Schedule 8.01, after due inquiry of their direct subordinates who would be likely to have knowledge of such matter.
“Law” means any federal, state, local or foreign Law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority that is applicable to the referenced Person.
“Leases” has the meaning set forth in Section 3.30(b).
“Letter of Transmittal” has the meaning set forth in Section 2.08.
“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge, claim, option, rights of first refusal, encumbrances, or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership).
“Loans” has the meaning set forth in Section 3.22(a).
“Mailing Date” has the meaning set forth in Section 2.02(c).
“Material Adverse Effect” with respect to any party means (i) any change, development or effect that individually or in the aggregate is, or is reasonably likely to be, material and adverse to the condition (financial or otherwise), results of operations, liquidity, assets or deposit liabilities, properties, or business of such party and its Subsidiaries, taken as a whole, or (ii) any change, development or effect that individually or in the aggregate would, or would be reasonably likely to, materially impair the ability of such party to perform its obligations under this Agreement or otherwise materially impairs, or is reasonably likely to materially impair, the ability of such party to consummate the Merger and the transactions contemplated hereby; provided, however, that, in the case of clause (i) only, a Material Adverse Effect shall not be deemed to include the impact of  (A) changes after the date of this Agreement in banking and similar Laws of general applicability or interpretations thereof by Governmental Authorities (except to the extent that such change disproportionately adversely affects PCB and its Subsidiaries or BFC and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which PCB and BFC operate, in which case only the disproportionate effect will be taken into account), (B) changes after the date of this Agreement in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally (except to the extent that such change disproportionately adversely affects PCB and its Subsidiaries or BFC and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which PCB and BFC operate, in which case only the disproportionate effect will be taken into account), (C) changes after the date of this Agreement in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally (except to the extent that such change disproportionately adversely affects PCB and its Subsidiaries or BFC and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which PCB and BFC operate, in which case only the disproportionate effect will be taken into account), (D) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or actions or omissions that are taken with the prior written consent of the other party, or as otherwise expressly permitted or contemplated by this Agreement, (E) any failure by PCB or BFC to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), (F) changes in the trading price or trading volume of BFC Common Stock, and (G) the impact of this Agreement and the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement).
“Maximum D&O Tail Premium” has the meaning set forth in Section 5.10(c).
“Merger” has the meaning set forth in the recitals.
“Merger Consideration” has the meaning set forth in Section 2.01(d).
“NASDAQ” means National Market System of The Nasdaq Stock Market.
“National Labor Relations Act” means the National Labor Relations Act, as amended.
“Non-Election Shares” has the meaning set forth in Section 2.01(d)(iii).
“Notice of Superior Proposal” has the meaning set forth in Section 5.09(e).
“Notice Period” has the meaning set forth in Section 5.09(e).
“OCC” has the meaning set forth in Section 3.06(a).
“Ordinary Course of Business” means the ordinary, usual and customary course of business of PCB and PCB’s Subsidiaries consistent with past practice, including with respect to frequency and amount.
“OREO” has the meaning set forth in Section 3.22(b).
“Partnership Bank” has the meaning set forth in Section 1.03.
“Party” or “Parties” have the meaning set forth in the preamble to this Agreement.
“PCB” has the meaning set forth in the preamble to this Agreement.
“PCB 401(a) Plan” has the meaning set forth in Section 3.15(c).
“PCB Benefit Plans” has the meaning set forth in Section 3.15(a).
“PCB Cancelled Shares” has the meaning set forth in Section 2.01(b).
“PCB Common Stock” means the common stock, $1.00 par value per share, of PCB.
“PCB Disclosure Schedule” has the meaning set forth in Article III.
“PCB Employees” has the meaning set forth in Section 3.15(a).
“PCB Expenses” has the meaning set forth in Section 5.20.
“PCB Financial Advisor” has the meaning set forth in Section 3.14.
“PCB Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of PCB and its Subsidiaries.
“PCB Investment Securities” means the investment securities of PCB and its Subsidiaries.
“PCB Loan” has the meaning set forth in Section 3.22(c).
“PCB Material Contract” has the meaning set forth in Section 3.12(a).
“PCB Meeting” has the meaning set forth in Section 5.04(a).
“PCB Preferred Stock” means the serial preferred stock, no par value per share, of PCB.
“PCB Recommendation” has the meaning set forth in Section 5.04(b).
“PCB Regulatory Agreement” has the meaning set forth in Section 3.13.

“PCB Representatives” has the meaning set forth in Section 5.09(a).
“PCB Restricted Share” has the meaning set forth in Section 2.04(a).
“PCB Stock Plans” means all equity plans of PCB or any Subsidiary, each as amended to date.
“PCB Subsequent Determination” has the meaning set forth in Section 5.09(e).
“PCB Voting Agreement” or “PCB Voting Agreements” shall have the meaning set forth in the recitals to this Agreement.
“Per Share Amount” has the meaning set forth in Section 2.01(e)(iii).
“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.
“Phase I” has the meaning set forth in Section 5.01(w).
“Plan of Merger” has the meaning set forth in Section 1.04(a).
“Proxy Statement-Prospectus” means the proxy statement and prospectus and other proxy solicitation materials of BFC and PCB relating to the PCB Meeting.
“Registration Statement” means the Registration Statement on Form S-4 to be filed with the SEC by BFC in connection with the issuance of shares of BFC Common Stock in the Merger (including the Proxy Statement-Prospectus constituting a part thereof).
“Requesting Party” has the meaning set forth in Section 1.05.
“Regulations” means the final and temporary regulations promulgated under the Code by the United States Department of the Treasury.
“Regulatory Approvals” has the meaning set forth in Section 3.06(a).
“Requisite PCB Shareholder Approval” means approval of this Agreement by a vote (in person or by proxy) of the majority of the outstanding shares of PCB Common Stock entitled to vote thereon at the PCB Meeting.
“Representative” has the meaning set forth in Section 2.02(c).
“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Shortfall Number” has the meaning set forth in Section 2.03(b)(ii).
“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.
“SRO” has the meaning set forth in Section 3.06.
“Starting Price” has the meaning set forth in Section 7.01(i).
“Stock Consideration” has the meaning set forth in Section 2.01(d)(i).
“Stock Election” has the meaning set forth in Section 2.02(b).
“Stock Election Shares” has the meaning set forth in Section 2.01(d)(i).

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party. Any reference in this Agreement to a Subsidiary of PCB means, unless the context otherwise requires, any current or former Subsidiary of PCB.
“Superior Proposal” has the meaning set forth in Section 5.09(a).
“Surviving Bank” has the meaning set forth in Section 1.03.
“Surviving Entity” has the meaning set forth in the Recitals.
“Tax” and “Taxes” shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other like assessments, as well as income, gross receipts, excise, employment, sales, use, transfer, intangible, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, or any amount in respect of unclaimed property or escheat, imposed by or required by a Governmental Authority to be paid or withheld, whether disputed or not, including any related interest, penalties, and additions imposed thereon or with respect thereto, and including any liability for Taxes of another Person pursuant to a contract, as a transferee or successor, under Treasury Regulation Section 1.1502-6 or analogous provision of state, local or foreign Law or otherwise.
“Tax Returns” shall mean any report, return, declaration, claim for refund, information return or statement relating to Taxes, including any associated schedules, forms, attachments or amendments and any related or supporting information, estimates, elections, or statements provided or required to be provided to a Taxing Authority in connection with Taxes, including any return of an Affiliated or combined or unitary group that includes a Party or its Subsidiaries and including without limitation any estimated Tax Return.
“Taxing Authority” means any Governmental Authority charged with the determination, collection, or imposition of any Tax or Taxes.
“Termination Fee” has the meaning set forth in Section 7.02(a).
“The date hereof” or “the date of this Agreement” means the date first set forth above in the preamble to this Agreement.
“Total Cash Election Number” has the meaning set forth in Section 2.03(b)(i).
“Trading Market” means the Nasdaq Capital Market.
“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.
“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and the regulations promulgated thereunder.
“VWAP” means for any date or period, the volume weighted average price of BFC Common Stock for such date (or the nearest preceding date) or period on the Trading Market as reported by the Nasdaq Stock Market on its website (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)).
“WBCL” has the meaning set forth in Section 1.01.
“WDFI-Banking” means the Wisconsin Department of Financial Institutions — Division of Banking.
“WDFI-Corporations” means the Wisconsin Department of Financial Institutions — Division of Corporate and Consumer Services.
“Wisconsin Courts” has the meaning set forth in Section 9.03(b).

ARTICLE IX
MISCELLANEOUS
Section 9.01 Survival.
No representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time other than this Section 9.01 and any other agreements or covenants contained herein that by their express terms are to be performed after the Effective Time, including, without limitation, Section 5.10.
Section 9.02 Waiver; Amendment.
Prior to the Effective Time and to the extent permitted by applicable Law, any provision of this Agreement may be (a) waived by the Party benefited by the provision, provided such waiver is in writing and signed by such Party, or (b) amended or modified at any time, by an agreement in writing among the Parties executed in the same manner as this Agreement, except that after the PCB Meeting no amendment shall be made which by Law requires further approval by the shareholders of BFC or PCB without obtaining such approval. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.
Section 9.03 Governing Law; Jurisdiction; Waiver of Right to Trial by Jury.
(a) This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Wisconsin, without regard for conflict of law provisions.
(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Wisconsin (the “Wisconsin Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Wisconsin Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Wisconsin Courts, (iii) waives any objection that the Wisconsin Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.05.
(c) Each Party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such Party hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions contemplated by this Agreement. Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each Party understands and has considered the implications of this waiver, (iii) each Party makes this waiver voluntarily, and (iv) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.03.
Section 9.04 Expenses.
Except as otherwise provided in Section 7.02, each Party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel. Nothing contained in this Agreement shall limit either Party’s rights to recover any liabilities or damages arising out of the other Party’s willful breach of any provision of this Agreement.
Section 9.05 Notices.
All notices, requests and other communications hereunder to a Party, shall be in writing and shall be deemed properly given if delivered (a) personally, (b) by registered or certified mail (return receipt requested), with adequate postage prepaid thereon, (c) by properly addressed electronic mail delivery (with confirmation of delivery receipt), or (d) by reputable courier service to such Party at its address set forth below, or at such other address or addresses as such Party may specify from time to time by notice in like manner to the Parties. All notices shall be deemed effective upon delivery.
(a)
if to BFC, to:

Bank First National Corporation
402 North 8th Street
Manitowoc, WI 54220
Attn: Michael B. Molepske, President & CEO
E-mail: mmolepske@bankfirstwi.bank
with a copy (which shall not constitute notice to BFC) to:
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
Attn: Mark Kanaly
E-mail: mark.kanaly@alston.com
(b)
if to PCB, to:

Partnership Community Bancshares, Inc.
W61 N529 Washington Avenue
Cedarburg, WI 53012
Attn: David Braaten
E-mail: Braaten@mypartnershipbank.com
with a copy (which shall not constitute notice to PCB) to:
Godfrey & Kahn S.C.
833 East Michigan Street, Suite 1800
Milwaukee, WI 53202
Attn. Patrick S. Murphy
E-mail: pmurphy@gklaw.com
Section 9.06 Entire Understanding; No Third Party Beneficiaries.
This Agreement represents the entire understanding of the Parties and thereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ rights under Section 5.10, BFC and PCB hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any person or employees who might be affected by Section 5.11), other than the Parties, any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations between the Parties and are for the sole benefit of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 9.07 Severability.
In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the Parties will use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 9.08 Enforcement of the Agreement.
The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction without having to show or prove economic damages and without the requirement of posting a bond, this being in addition to any other remedy to which they are entitled at law or in equity.
Section 9.09 Interpretation.
(a) When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and captions and headings contained in this Agreement are included solely for convenience of reference; if there is any conflict between a caption or heading and the text of this Agreement, the text shall control. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
(b) The Parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or document contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorizing any of the provisions of this Agreement or any other agreements or documents contemplated herein.
(c) The PCB Disclosure Schedule and the BFC Disclosure Schedule, as well as all other schedules and all exhibits to this Agreement, shall be deemed part of this Agreement and included in any reference to this Agreement. Any matter disclosed pursuant to any section of either Disclosure Schedule shall be deemed disclosed for purposes of any other section of Article III or Article IV, respectively, to the extent that applicability of the disclosure to such other section is reasonably apparent on the face, notwithstanding the absence of a specific cross-reference, of such disclosure. No item is required to be set forth in either Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect. The mere inclusion of an item in either Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by either party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, or that any breach or violation of applicable Laws or any contract exists or has actually occurred. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law.
(d) Any reference contained in this Agreement to specific statutory or regulatory provisions or to any specific Governmental Authority shall include any successor statute or regulation, or successor Governmental Authority, as the case may be. Unless the context clearly indicates otherwise, the masculine, feminine, and neuter genders will be deemed to be interchangeable, and the singular includes the plural and vice versa. As used herein, (i) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party or its representatives prior to the date hereof or (b) included in the virtual data room of a party prior to the date hereof, and (ii) the word “or” is not exclusive.
(e) Unless otherwise specified, the references to “Section” and “Article” in this Agreement are to the Sections and Article of this Agreement. When used in this Agreement, words such as “herein”, “hereinafter”, “hereof”, “hereto”, and “hereunder” refer to this Agreement as a whole, unless the context clearly requires otherwise.

Section 9.10 Assignment.
No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party, and any purported assignment in violation of this Section 9.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
Section 9.11 Counterparts.
This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.
BANK FIRST NATIONAL CORPORATION
By:
/s/ Michael B. Molepske

Name:Michael B. Molepske
Title:President and Chief Executive Officer
PARTNERSHIP COMMUNITY BANCSHARES, INC.
By:
/s/ David A. Braaten

Name:David A. Braaten
Title:President and Chief Executive Officer

EXHIBIT A
FORM OF PCB VOTING AGREEMENT
THIS VOTING AGREEMENT (this “Agreement”) is dated as of January 22, 2019, by and between the undersigned holder (“Shareholder”) of common stock of Partnership Community Bancshares, Inc., a Wisconsin corporation (“PCB”), and Bank First National Corporation, a Wisconsin corporation (“BFC”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).
RECITALS:
WHEREAS, concurrently with the execution of this Agreement, BFC and PCB are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which (i) PCB will merge with and into BFC, with BFC as the surviving entity, and (ii) Partnership Bank, a Wisconsin state chartered bank and a direct wholly owned subsidiary of PCB will merge with and into Bank First, N.A. (“Bank First”), a national banking association and a direct wholly owned subsidiary of BFC, with Bank First as the surviving bank (collectively, the “Merger”), and in connection with the Merger, each outstanding share of common stock of PCB, $1.00 par value per share (“PCB Common Stock”), will be converted into the right to receive the Merger Consideration and cash in lieu of fractional shares of BFC Common Stock;
WHEREAS, Shareholder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of  (or direct the disposition of) and to vote (or direct the voting of) directly or indirectly the number of shares of PCB Common Stock indicated on the signature page of this Agreement under the heading “Total Number of Shares of PCB Common Stock Subject to this Agreement;” provided, that such shares do not include shares beneficially owned by Shareholder but subject to the voting direction of a third party with regard to voting on the Merger (such shares, together with any additional shares of PCB Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to collectively as the “Shares”); and
WHEREAS, it is a material inducement to the willingness of BFC to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.
AGREEMENT:
NOW, THEREFORE, in consideration of, and as a material inducement to, BFC entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by BFC in connection therewith, Shareholder and BFC agree as follows:
Section 1. Agreement to Vote Shares.   Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of PCB, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by BFC, Shareholder shall:
(a) appear at each such meeting in person or by proxy or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and
(b) vote (or cause to be voted), in person or by proxy, all the Shares as to which the Shareholder has, directly or indirectly, the right to vote or direct the voting, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the board of directors of PCB and adopted in accordance with the terms thereof); (ii) in favor of any proposal to adjourn or postpone such meeting, if necessary, to solicit additional proxies to approve the Merger Agreement; (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of PCB contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iv) against any Acquisition Proposal (as defined in the Merger Agreement) or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.
Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of PCB, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.
Section 2. No Transfers.   Until the earlier of  (i) the termination of this Agreement pursuant to Section 6 and (ii) receipt of the Requisite PCB Shareholder Approval, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of Law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, and (d) such transfers as BFC may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.
Section 3. Representations and Warranties of Shareholder.   Shareholder represents and warrants to and agrees with BFC as follows:
(a) Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.
(b) This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by BFC, constitutes a valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(c) The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.
(d) Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares, and the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. Shareholder does not own, of record or beneficially, any shares of capital stock of PCB other than the Shares or any other securities convertible into or exercisable or exchangeable for such capital stock.
Section 4. No Solicitation.   From and after the date hereof until the termination of this Agreement pursuant to Section 6, Shareholder, in his, her or its capacity as a shareholder of PCB, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its Affiliates to, directly or indirectly (and, to the extent applicable to Shareholder, such Shareholder shall use commercially reasonable efforts to prohibit any of his, her or its representatives or Affiliates to), (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) except in his capacity as a director or officer of PCB and under circumstances for which such actions are permitted for PCB under the Merger Agreement, participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any person (other than BFC) any information or data with respect to PCB or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal, (d) solicit proxies with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, or (e) initiate a shareholders’ vote or action by consent of PCB’s shareholders with respect to an Acquisition Proposal.
Section 5. Specific Performance; Remedies; Attorneys’ Fees.   Shareholder acknowledges that it is a condition to the willingness of BFC to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to BFC if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, BFC will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that BFC has an adequate remedy at Law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with BFC’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, BFC shall have the right to inform any third party that BFC reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of BFC hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with BFC set forth in this Agreement may give rise to claims by BFC against such third party.
Section 6. Term of Agreement; Termination.   The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the mutual written agreement of the parties hereto, and shall be automatically terminated upon the earlier to occur of  (a) the Effective Time, (b) the amendment of the Merger Agreement in any manner that materially and adversely affects any of Shareholder’s rights set forth therein (including, for the avoidance of doubt, any reduction to the Merger Consideration), (c) termination of the Merger Agreement or (d) three (3) years from the date hereof. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.
Section 7. Entire Agreement.   This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made.
Section 8. Modification and Waiver.   No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by each party. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions or conditions at the same or any prior subsequent time.
Section 9. Severability.   In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 10. Capacity as Shareholder.   This Agreement shall apply to Shareholder solely in his, her or its capacity as a shareholder of PCB and it shall not apply in any manner to Shareholder in his, her or its capacity as a director of PCB, if applicable. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his, her or its fiduciary duties as a director of PCB, if applicable.
Section 11. Governing Law.   This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Wisconsin, without regard for conflict of law provisions.
Section 12. Jurisdiction.   Any civil action, counterclaim, proceeding or litigation arising out of or relating to this Agreement shall be brought in the courts of record of the State of Wisconsin in Manitowoc County or the United States District Court, Eastern District of Wisconsin. Each party consents to the jurisdiction of such Wisconsin court in any such civil action, counterclaim, proceeding or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding or litigation in such Wisconsin court. Service of any court paper may be effected on such party by mail, as provided in this letter, or in such other manner as may be provided under applicable Laws.
Section 13. WAIVER OF JURY TRIAL.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.
Section 14. Waiver of Appraisal Rights; Further Assurances.   To the extent permitted by applicable law, Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger or demand fair value for his, her or its Shares in connection with the Merger, in each case, that Shareholder may have under applicable law. From time to time prior to the termination of this Agreement, at BFC’s request and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against BFC, Bank First, PCB, Partnership Bank or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.
Section 15. Disclosure.   Shareholder hereby authorizes PCB and BFC to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission and in the Proxy Statement-Prospectus such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement; provided, however, that BFC shall provide Shareholder written drafts of any such disclosure and consider in good faith Shareholder’s comments thereto.
Section 16. Counterparts.   This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
BANK FIRST NATIONAL CORPORATION
By:

Name:Michael B. Molepske
Title:President and Chief Executive Officer
SHAREHOLDER

Total Number of Shares of PCB Common Stock Subject to this Agreement:

Signature Page — Voting Agreement

EXHIBIT B
FORM OF BANK PLAN OF MERGER AND MERGER AGREEMENT
PLAN OF MERGER AND MERGER AGREEMENT
PARTNERSHIP BANK
with and into
BANK FIRST, N.A.
under the charter of
BANK FIRST, N.A.
under the title of
“BANK FIRST, N.A.”
(“Resulting Bank”)
THIS PLAN OF MERGER AND MERGER AGREEMENT (this “Agreement”) is made and entered into as of January 22, 2019, by and between Bank First, N.A. (“Bank First”), a national banking association, with its main office located at 402 North 8th Street, Manitowoc, WI 54220, and Partnership Bank, a Wisconsin state-chartered bank, with its main office located at W61 N529 Washington Avenue, Cedarburg, WI 53012 (“Partnership Bank,” and together with Bank First, the “Banks”).
WHEREAS, at least a majority of the entire Board of Directors of Bank First has approved this Agreement and authorized its execution pursuant to the authority given by and in accordance with the provisions of The National Bank Act (the “Act”);
WHEREAS, at least a majority of the entire Board of Directors of Partnership Bank has approved this Agreement and authorized its execution in accordance Wisconsin Statutes §221.0702 and the Act;
WHEREAS, Bank First National Corporation (“BFC”), which owns all of the outstanding shares of capital stock of Bank First, and Partnership Community Bancshares, Inc. (“PCB”), which owns all of the outstanding shares of capital stock of Partnership Bank, have entered into an Agreement and Plan of Merger (the “Holding Company Agreement”) which, among other things, contemplates the merger of PCB with and into BFC, all subject to the terms and conditions of such Holding Company Agreement (the “Holding Company Merger”)
WHEREAS, BFC, as the sole shareholder of Bank First, and PCB, as the sole shareholder of Partnership Bank, have approved this Agreement; and
WHEREAS, each of the Banks is entering into this Agreement to provide for the merger of Partnership Bank with and into Bank First, with Bank First being the surviving bank (“Resulting Bank”) of such merger transaction (the “Bank Merger”) subject to, and as soon as practicable following, the closing of the Holding Company Merger.
NOW, THEREFORE, for and in consideration of the premises and the mutual promises and agreements herein contained, the parties hereto agree as follows:
SECTION 1
Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below) and pursuant to the Act and the provisions of Section 18(c) of the Federal Deposit Insurance Act (12 U.S.C. Section 1828(c)), Partnership Bank shall be merged with and into Bank First. Bank First shall continue its existence as the Resulting Bank under the charter of the Resulting Bank and the separate corporate existence of Partnership Bank shall cease. The closing of the Bank Merger shall become effective at the time specified in the certificate of merger issued by the Office of the Comptroller of the Currency (the “OCC”) in connection with the Bank Merger (such date and time when the Bank Merger becomes effective, the “Effective Time”).
SECTION 2
The name of the Resulting Bank shall be “Bank First, N.A.” or such other name as such bank may adopt prior to the Effective Time. The Resulting Bank will exercise trust powers.

SECTION 3
The business of the Resulting Bank from and after the Effective Time shall be that of a national banking association. The business of the Resulting Bank shall be conducted from its main office which shall be located at 402 North 8th Street, Manitowoc, WI 54220, as well as at its legally established branches and at the banking offices of Partnership Bank that are acquired in the Bank Merger (which such banking offices are set forth on Exhibit A to this Agreement and shall continue to conduct operations after the closing of the Bank Merger as branch offices of Bank First).
SECTION 4
At the Effective Time, the amount of issued and outstanding capital stock of the Resulting Bank shall be the amount of capital stock of Bank First issued and outstanding immediately prior to Effective Time. Preferred stock shall not be issued by the Resulting Bank.
SECTION 5
All assets of Partnership Bank and the Resulting Bank, as they exist at the Effective Time, shall pass to and vest in the Resulting Bank without any conveyance or other transfer; and the Resulting Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and the Resulting Bank shall be responsible for all the liabilities of every kind and description of each of Partnership Bank and the Resulting Bank existing as of the Effective Time, all in accordance with the provisions of the Act.
SECTION 6
The Banks shall contribute to the Resulting Bank acceptable assets having a book value, over and above liability to its creditors, in such amounts as set forth on the books of Bank First and Partnership Bank at the Effective Time.
SECTION 7
At the Effective Time, each outstanding share of common stock of Partnership Bank shall be cancelled with no consideration being paid therefor.
Outstanding certificates representing shares of the common stock of Partnership Bank shall, at the Effective Time, be cancelled.
SECTION 8
Upon the Effective Time, the then outstanding shares of Bank First’s common stock shall continue to remain outstanding shares of Bank First’s common stock, all of which shall continue to be owned by BFC.
SECTION 9
The directors of the Resulting Bank following the Effective Time shall consist of those directors of Bank First as of the Effective Time, who shall serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The executive officers of the Resulting Bank following the Effective Time shall consist of those executive officers of Bank First as of the Effective Time, who shall serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.
SECTION 10
This Agreement and consummation of the Bank Merger in accordance with the terms hereof is also subject to the following terms and conditions:
a) The Holding Company Merger shall have closed and become effective.
b) The OCC shall have approved this Agreement and the Bank Merger and shall have issued all other necessary authorizations and approvals for the Bank Merger, and any statutory waiting period shall have expired.

c) The Bank Merger may be abandoned at the election of Bank First at any time, whether before or after filings are made for regulatory approval of the Bank Merger.
SECTION 11
Each of the Banks hereby invites and authorizes the OCC to examine each of the Bank’s records in connection with the Bank Merger.
SECTION 12
Effective as of the Effective Time, the articles of association and bylaws of the Resulting Bank shall consist of the articles of association and bylaws of Bank First as in effect immediately prior to the Effective Time.
SECTION 13
This Agreement shall terminate if and at the time of any termination of the Holding Company Agreement.
SECTION 14
This Agreement embodies the entire agreement and understanding of the Banks with respect to the transactions contemplated hereby, and supersedes all other prior commitments, arrangements or understandings, both oral and written, among the Banks with respect to the subject matter hereof.
The provisions of this Agreement are intended to be interpreted and construed in a manner so as to make such provisions valid, binding and enforceable. In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable, then such provision shall be deemed to be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted in a manner so as to make such provision valid, binding and enforceable, then such provision shall be deemed to be excised from this Agreement and the validity, binding effect and enforceability of the remaining provisions of this Agreement shall not be affected or impaired in any manner.
No waiver, amendment, modification or change of any provision of this Agreement shall be effective unless and until made in writing and signed by the Banks. No waiver, forbearance or failure by any Bank of its rights to enforce any provision of this Agreement shall constitute a waiver or estoppel of such Bank’s right to enforce any other provision of this Agreement or a continuing waiver by such Bank of compliance with any provision hereof.
Except to the extent federal law is applicable, this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Wisconsin without regard to principles of conflicts of laws.
This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Banks’ respective successors and permitted assigns. Unless otherwise expressly stated herein, this Agreement shall not benefit or create any right of action in or on behalf of any person or entity other than the Banks.
This Agreement may be executed in counterparts (including by facsimile or optically-scanned electronic mail attachment), each of which shall be deemed to be original, but all of which together shall constitute one and the same instrument.
[Signatures on Following Page]

IN WITNESS WHEREOF, Partnership Bank and Bank First have entered into this Agreement as of the date first set forth above.
PARTNERSHIP BANK
By:

Name:David A. Braaten
Title:President and Chief Executive Officer
BANK FIRST, N.A., A NATIONAL BANKING ASSOCIATION
By:

Name:Michael B. Molepske
Title:Chief Executive Officer
[Signature Page to Bank Plan of Merger and Merger Agreement]

Exhibit A
Banking Offices of the Resulting Bank
[To be completed prior to filing.]

EXHIBIT C
FORM OF DIRECTOR NON-COMPETITION AND NON-DISCLOSURE AGREEMENT
This Non-Competition and Non-Disclosure Agreement (the “Agreement”), is dated as of January 22, 2019, by and between                  , an individual resident of the State of Wisconsin (“Director”), and Bank First National Corporation, a Wisconsin corporation (“BFC”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).
RECITALS:
WHEREAS, concurrently with the execution of this Agreement, BFC and Partnership Community Bancshares, Inc., a Wisconsin corporation (“PCB”), are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which (i) PCB will merge with and into BFC, with BFC as the surviving entity, and (ii) Partnership Bank, a Wisconsin state-chartered bank and a direct wholly owned subsidiary of PCB, will merge with and into Bank First, N.A., a national banking association and a direct wholly owned subsidiary of BFC (“Bank First”), with Bank First as the surviving bank (collectively, the “Merger”);
WHEREAS, Director is a shareholder of PCB and, as a result of the Merger and pursuant to the transactions contemplated by the Merger Agreement, Director is expected to receive significant consideration in exchange for the shares of PCB Common Stock held by Director;
WHEREAS, as of and prior to the date hereof, Director serves and has served as a member of the Board of Directors of PCB or Partnership Bank, and, therefore, Director has knowledge of the Confidential Information and Trade Secrets (each as hereinafter defined);
WHEREAS, as a result of the Merger, BFC will succeed to all of the Confidential Information and Trade Secrets, for which BFC as of the Effective Time will have paid valuable consideration and desires reasonable protection; and
WHEREAS, it is a material prerequisite to the consummation of the Merger that each director of PCB and Partnership Bank, including Director, enter into this Agreement.
AGREEMENT:
NOW, THEREFORE, in consideration of these premises and the mutual covenants and undertakings herein contained, BFC and Director, each intending to be legally bound, covenant and agree as follows:
Section 1. Restrictive Covenants.
(a) Director acknowledges that (i) BFC has separately bargained for the restrictive covenants in this Agreement; and (ii) the types and periods of restrictions imposed by the covenants in this Agreement are fair and reasonable to Director and such restrictions will not prevent Director from earning a livelihood.
(b) Having acknowledged the foregoing, solely in the event that the Merger is consummated, Director covenants and agrees with BFC as follows:
(i) From and after the Effective Time, Director will not disclose or use any Confidential Information or Trade Secrets for so long as such information remains Confidential Information or a Trade Secret, as applicable, for any purpose, except for any disclosure that is required by applicable Law. In the event that Director is required by Law to disclose any Confidential Information, Director will: (A) if and to the extent permitted by such Law, provide BFC with prompt notice of such requirement prior to the disclosure so that BFC may waive the requirements of this Agreement or seek an appropriate protective order at BFC’s sole expense; and (B) use commercially reasonable efforts to obtain assurances that any Confidential Information disclosed will be accorded confidential treatment. If, in the absence of a waiver or protective order, Director is nonetheless, in the opinion of his or her counsel, required to disclose Confidential Information, disclosure may be made only as to that portion of the Confidential Information that counsel advises Director is required to be disclosed.

(ii) Except as expressly provided on Schedule I to this Agreement, for a period beginning at the Effective Time and ending two (2) years after the Effective Time, Director will not (except on behalf of or with the prior written consent of BFC), on Director’s own behalf or in the service or on behalf of others, solicit or attempt to solicit any customer of BFC, Bank First, PCB or Partnership Bank (each a “Protected Party”), including actively sought prospective customers of Partnership Bank as of the Effective Time, for the purpose of providing products or services that are Competitive (as hereinafter defined) with those offered or provided by any Protected Party.
(iii) Except as expressly provided on Schedule I to this Agreement, for a period beginning at the Effective Time and ending two (2) years after the Effective Time, Director will not (except on behalf of or with the prior written consent of BFC), either directly or indirectly, on Director’s own behalf or in the service or on behalf of others, act as a director, manager, officer or employee of any business which is the same as or essentially the same as the business conducted by any Protected Party and which has an office located within the Restricted Territory.
(iv) For a period beginning at the Effective Time and ending two (2) years after the Effective Time, Director will not, on Director’s own behalf or in the service or on behalf of others, solicit or recruit or attempt to solicit or recruit, directly or by assisting others, any employee of any Protected Party, whether or not such employee is a full-time employee or a temporary employee of such Protected Party, whether or not such employment is pursuant to a written agreement and whether or not such employment is for a determined period or is at will, to cease working for such Protected Party; provided that the foregoing will not prevent the placement of any general solicitation for employment not specifically directed towards employees of any Protected Party or hiring any such person as a result thereof.
(c) For purposes of this Section 1, the following terms shall be defined as set forth below:
(i) “Competitive,” with respect to particular products or services, means products or services that are the same as or similar to the products or services of any Protected Party.
(ii) “Confidential Information” means data and information:
(A) relating to the business of PCB and its Subsidiaries, including Partnership Bank, regardless of whether the data or information constitutes a Trade Secret;
(B) disclosed to Director or of which Director became aware as a consequence of Director’s relationship with PCB and/or Partnership Bank;
(C) having value to PCB and/or Partnership Bank and, as a result of the consummation of the transactions contemplated by the Merger Agreement, BFC and/or Bank First; and
(D) not generally known to competitors of PCB or BFC (including competitors to Partnership Bank or Bank First).
Confidential Information shall include Trade Secrets, methods of operation, names of customers, price lists, financial information and projections, personnel data and similar information; provided, however, that the terms “Confidential Information” and “Trade Secrets” shall not mean data or information that (x) has been disclosed to the public, except where such public disclosure has been made by Director without authorization from PCB or BFC, (y) has been independently developed and disclosed by others, or (z) has otherwise entered the public domain through lawful means.
(iii) “Restricted Territory” means each county in Wisconsin where Partnership Bank operates a banking office at the Effective Time and each county contiguous to each of such counties.

(iv) “Trade Secret” means information, without regard to form, including technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans or a list of actual or potential customers or suppliers, that is not commonly known by or available to the public and which information:
(A) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and
(B) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.
(d) Director acknowledges that irreparable loss and injury would result to BFC upon the breach of any of the covenants contained in this Section 1 and that damages arising out of such breach would be difficult to ascertain. Director hereby agrees that, in addition to all other remedies provided at law or in equity, BFC may petition and obtain from a court of law or equity, without the necessity of proving actual damages and without posting any bond or other security, both temporary and permanent injunctive relief to prevent a breach by Director of any covenant contained in this Section 1, and shall be entitled to an equitable accounting of all earnings, profits and other benefits arising out of any such breach. In the event that the provisions of this Section 1 should ever be determined to exceed the time, geographic or other limitations permitted by applicable Law, then such provisions shall be modified so as to be enforceable to the maximum extent permitted by Law. If such provision(s) cannot be modified to be enforceable, the provision(s) shall be severed from this Agreement to the extent unenforceable. The remaining provisions and any partially enforceable provisions shall remain in full force and effect.
Section 2. Term; Termination.   This Agreement may be terminated at any time by the written consent of the parties hereto, and this Agreement shall be automatically terminated upon the earlier of  (i) termination of the Merger Agreement; (ii) two (2) years following the Effective Time or (iii) upon a Change in Control of BFC (as defined in Schedule I). For the avoidance of doubt, the provisions of Section 1 shall only become operative upon the consummation of the Merger but, in such event, shall survive the consummation of the Merger until the earlier of  (a) two (2) years after the Effective Time or (b) upon a Change in Control of BFC. Upon termination of this Agreement, no party shall have any further obligations or liabilities hereunder, except that termination of this Agreement will not relieve a breaching party from liability for any breach of any provision of this Agreement occurring prior to the termination of this Agreement.
Section 3. Notices.   All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed properly given if delivered (a) personally, (b) by registered or certified mail (return receipt requested), with adequate postage prepaid thereon, (c) by properly addressed electronic mail delivery (with confirmation of delivery receipt), or (d) by reputable courier service to such party at its address set forth below, or at such other address or addresses as such party may specify from time to time by notice in like manner to the parties hereto. All notices shall be deemed effective upon delivery.
If to BFC:
Bank First National Corporation
402 North 8th Street
Manitowoc, WI 54220
Attn: Michael B. Molepske,
President and CEO
E-mail: mmolepske@bankfirstwi.bank

If to Director:
The address of Director’s principal residence as it appears in PCB’s records as of the date hereof, as subsequently modified by Director’s provision of notice regarding the same to BFC.

Section 4. Governing Law; Jurisdiction.   This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Wisconsin, without regard for conflict of law provisions. Any civil action, counterclaim, proceeding or litigation arising out of or relating to this Agreement shall be brought in the courts of record of the State of Wisconsin in Manitowoc County or the United States District Court, Eastern District of Wisconsin. Each party consents to the jurisdiction of such Wisconsin court in any such civil action, counterclaim, proceeding or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding or litigation in such Wisconsin court. Service of any court paper may be effected on such party by mail, as provided in this letter, or in such other manner as may be provided under applicable Laws.
Section 5. Modification and Waiver.   No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by Director and BFC. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions or conditions at the same or any prior subsequent time.
Section 6. Severability.   In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.
Section 7. Counterparts.   This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.
Section 8. Entire Agreement.   This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made.
Section 9. Construction; Interpretation.   Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The headings in this Agreement are for convenience only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any of its provisions.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
BANK FIRST NATIONAL CORPORATION
By:

Name:Michael B. Molepske
Title:President and Chief Executive Officer
DIRECTOR

Signature Page — Non-Competition and Non-Disclosure Agreement

Schedule I
For avoidance of doubt, the parties acknowledge and agree that the restrictions set forth in Sections 1(b) (ii) and (iii) shall not apply to any of the following activities of Director:
1.
The provision of legal services by Director to any Person.

2.
The offer and sale of insurance products by Director to any Person.

3.
The provision of investment advisory and brokerage services by Director to any Person.

4.
The provision of private equity/venture capital financing by Director to any Person.

5.
The provision of accounting services by Director to any Person.

6.
The ownership of 5% or less of any class of securities of any Person.

7.
The provision of automobile financing in connection with the operation of auto dealerships.

8.
Obtaining banking-related services or products for entities owned or controlled by the Director.

9.
Referrals of clients or obtaining banking-related services in connection with the conduct of real estate or mortgage broker businesses.

10.
Activities that are incidental to the Director’s performance of his or her profession so long as such activities are not a scheme to circumvent the restrictions contained in this Agreement.

For the purposes of this agreement, “Change in Control of BFC” means (a) any person or group of persons within the meaning of  §13(d)(3) of the Securities Exchange Act of 1934, as amended, becomes the beneficial owner, directly or indirectly, of 50% or more of the outstanding voting securities of BFC, or (b) individuals serving on the board of directors of BFC cease for any reason to constitute at least a majority of the board of directors of BFC.

EXHIBIT D
FORM OF CLAIMS LETTER
January 22, 2019
Bank First National Corporation
402 North 8th Street
Manitowoc, WI 54220
Ladies and Gentlemen:
This letter is delivered pursuant to the Agreement and Plan of Merger, dated as of January 22, 2019 (the “Merger Agreement”), by and between Bank First National Corporation, a Wisconsin corporation (“BFC”), and Partnership Community Bancshares, Inc., a Wisconsin corporation (“PCB”).
Concerning any claims which the undersigned may have against PCB or any of its subsidiaries, including Partnership Bank (each, a “PCB Entity”), in his or her capacity as an officer, director or employee of any PCB Entity, and in consideration of the promises and the mutual covenants contained herein and in the Merger Agreement and the mutual benefits to be derived hereunder and thereunder, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the undersigned, intending to be legally bound, hereby agrees as follows:
Section 1. Definitions.   Unless otherwise defined in this letter, capitalized terms used in this letter have the meanings given to them in the Merger Agreement.
Section 2. Release of Certain Claims.
(a) The undersigned hereby releases and forever discharges, effective upon the consummation of the Merger pursuant to the Merger Agreement, each PCB Entity, and each of their respective directors and officers (in their capacities as such), and their respective successors and assigns, and each of them (hereinafter, individually and collectively, the “Released Parties”) of and from any and all liabilities, claims, demands, debts, accounts, covenants, agreements, obligations, costs, expenses, actions or causes of action of every nature, character or description (collectively, “Claims”), which the undersigned, solely in his or her capacity as an officer, director or employee of any PCB Entity has or claims to have, or previously had or claimed to have, in each case as of the Effective Time, against any of the Released Parties, whether or not in law, equity or otherwise, based in whole or in part on any facts, conduct, activities, transactions, events or occurrences known or unknown, matured or unmatured, contingent or otherwise (individually a “Released Claim,” and collectively, the “Released Claims”), except for (i) compensation for services that have accrued but have not yet been paid in the ordinary course of business consistent with past practice or other contract rights relating to severance, employment, stock options and restricted stock grants which have been disclosed in writing to BFC on or prior to the date of the Merger Agreement, and (ii) the items listed in Section 2(b) below.
(b) For avoidance of doubt, the parties acknowledge and agree that the Released Claims do not include any of the following:
(i) any Claims that the undersigned may have in any capacity other than as an officer, director or employee of any PCB Entity, including, but not limited to, (A) Claims as a borrower under loan commitments and agreements between the undersigned and Partnership Bank, (B) Claims as a depositor under any deposit account with Partnership Bank, (C) Claims as the holder of any Certificate of Deposit issued by Partnership Bank, (D) Claims on account of any services rendered by the undersigned in a capacity other than as an officer, director or employee of any PCB Entity; (E) Claims in his or her capacity as a shareholder of PCB, and (F) Claims as a holder of any check issued by any other depositor of Partnership Bank;
(ii) the Claims excluded in Section 2(a)(i) above;
(iii) any Claims that the undersigned may have under the Merger Agreement;

(iv) any right to indemnification that the undersigned may have under the articles of incorporation or bylaws of any PCB Entity, under Wisconsin law or the Merger Agreement; or
(v) any rights or Claims listed on Schedule I to this Agreement.
Section 3. Forbearance. The undersigned shall forever refrain and forebear from commencing, instituting or prosecuting any lawsuit, action, claim or proceeding before or in any court, regulatory, governmental, arbitral or other authority to collect or enforce any Released Claims which are released and discharged hereby.
Section 4. Miscellaneous.
(a) This letter shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Wisconsin, without regard for conflict of law provisions.
(b) This letter contains the entire agreement between the parties with respect to the Released Claims released hereby, and the release of Claims contained in this letter supersedes all prior agreements, arrangements or understandings (written or otherwise) with respect to such Released Claims and no representation or warranty, oral or written, express or implied, has been made by or relied upon by any party hereto, except as expressly contained herein or in the Merger Agreement.
(c) This letter shall be binding upon and inure to the benefit of the undersigned and the Released Parties and their respective heirs, legal representatives, successors and assigns.
(d) This letter may not be modified, amended or rescinded except by the written agreement of the undersigned and the Released Parties, it being the express understanding of the undersigned and the Released Parties that no term hereof may be waived by the action, inaction or course of delaying by or between the undersigned or the Released Parties, except in strict accordance with this paragraph, and further that the waiver of any breach of the terms of this letter shall not constitute or be construed as the waiver of any other breach of the terms hereof.
(e) The undersigned represents, warrants and covenants that the undersigned is fully aware of the undersigned’s rights to discuss any and all aspects of this matter with any attorney chosen by him or her, and that the undersigned has carefully read and fully understands all the provisions of this letter, and that the undersigned is voluntarily entering into this letter.
(f) This letter shall become effective upon the consummation of the Merger, and its operation to extinguish all of the Released Claims released hereby is not dependent on or affected by the performance or non-performance of any future act by the undersigned or the Released Parties. If the Merger Agreement is terminated for any reason, this letter shall be of no force or effect.
(g) If any civil action, arbitration or other legal proceeding is brought for the enforcement of this letter, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this letter, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees, court costs, sales and use taxes and all expenses even if not taxable as court costs (including, without limitation, all such fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that proceeding, in addition to any other relief to which such party or parties may be entitled. Attorneys’ fees shall include, without limitation, paralegal fees, investigative fees, administrative costs, sales and use taxes and all other charges billed by the attorney to the prevailing party (including any fees and costs associated with collecting such amounts).
(h) Each party acknowledges and agrees that any controversy which may arise under this letter is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this letter, or the transactions contemplated by this letter. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this letter by, among other things, the mutual waivers and certifications in this Section.

(i) Any civil action, counterclaim, proceeding or litigation arising out of or relating to this Agreement shall be brought in the courts of record of the State of Wisconsin in Manitowoc County or the United States District Court, Eastern District of Wisconsin. Each party consents to the jurisdiction of such Wisconsin court in any such civil action, counterclaim, proceeding or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding or litigation in such Wisconsin court. Service of any court paper may be effected on such party by mail, as provided in this letter, or in such other manner as may be provided under applicable laws, rules of procedure or local rules.
[Signature Page Follows]

Sincerely,

Signature of Director

Name of Director
Signature Page — Claims Letter

On behalf of Bank First National Corporation, I hereby acknowledge receipt of this letter as of this 22nd day of January, 2019.
BANK FIRST NATIONAL CORPORATION
By:

Name:Michael B. Molepske
Title:President and Chief Executive Officer
Signature Page — Claims Letter

Schedule I

Additional Excluded Claims

Annex B
PIPER JAFFRAY & CO.
Board of Directors
Partnership Community Bancshares, Inc.
W61 N529 Washington Avenue
Cedarburg, WI 53012
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, $1.00 par value per share (“PCB Common Stock”), of Partnership Community Bancshares, Inc. (the “Company”), of the Merger Consideration (as defined below) to be paid to such holders pursuant to an Agreement and Plan of Merger (the “Agreement”) to be entered into by and between the Company and Bank First National Corporation, Inc. (the “Acquiror”). The Agreement provides for, among other things, the merger of the Company with and into the Acquiror (the “Merger”), pursuant to which the outstanding shares of PCB Common Stock, other than PCB Cancelled Shares and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive, in the aggregate: (i) 537,298 shares (as outlined in Section 2.01(g) of the Agreement) of common stock, $0.01 par value per share, of Acquiror (“Acquiror Common Stock”), subject to adjustment in accordance with the terms of the Agreement, and (ii) a cash payment in an amount equal to $14,350,000.00 (the “Cash Component”), in each case assuming there are no PCB Cancelled Shares or Dissenting Shares. Both the Cash Component and the Acquiror Common Stock to be received in the merger are collectively referred to as the “Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.
In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated January 22, 2019; (ii) reviewed and analyzed certain financial and other data with respect to the Company and the Acquiror which was publicly available, (iii) reviewed and analyzed certain information, including historical operating data and financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror that were publicly available, as well as those that were furnished to us by the Company, including the analyses and forecasts regarding certain cost savings expected to result from the Merger (the “Synergies”); (iv) conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Synergies; (v) reviewed the current and historical reported prices and trading activity of Acquiror Common Stock; (vi) compared the financial performance of the Company and the Acquiror with that of certain other publicly-traded companies that we deemed relevant; (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant; and (viii) performed a discounted cash flow analysis for each of the Company and the Acquiror on a standalone basis. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.
We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete, inaccurate or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information (including the Synergies) reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best available estimates and judgments of the management of the Company as of the time they were prepared as to the expected future results of operations and financial condition of the Company and the Acquiror, as applicable, to which such financial forecasts, estimates and other forward-looking information (including

Partnership Community Bancshares, Inc.
January 22, 2019

the Synergies) relate. We express no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based. We have further assumed that the Merger will qualify as a reorganization in accordance with Section 368(a) of the Internal Revenue Code of 1986, as amended. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company, Acquiror and the Agreement.
In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto, (iv) all conditions to the consummation of the Merger will be timely satisfied without waiver by any party of any conditions or obligations thereunder and (v) that the terms and conditions of the Agreement will not result in any adjustment to the Merger Consideration that is material to our analysis. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company, the Acquiror or the contemplated benefits of the Merger.
In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or the Acquiror, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, the Acquiror or any other entity. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of the Company or the Acquiror since the date of the most recent financial data made available to us. We have not: (i) conducted a review of any individual credit files of the Company or the Acquiror, nor have we evaluated the adequacy of the loan or lease reserves of the Company or the Acquiror, (ii) conducted a review of any credit mark which may be taken in connection with the Merger, nor have we evaluated the adequacy of any contemplated credit mark to be so taken, or (iii) conducted a review of the collectability of any asset or the future performance of any loan of the Company or the Acquiror. We have assumed, with your consent, that the respective allowances for loan and lease losses for the Company and the Acquiror, and the credit mark are adequate to cover such losses and will be adequate for the Acquiror on a pro forma basis assuming completion of the Merger. Accordingly, we express no opinion with respect to the foregoing. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, the Acquiror or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.
This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the value or trading price of PCB Common Stock or Acquiror Common Stock following

Partnership Community Bancshares, Inc.
January 22, 2019

announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.
We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services.
We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.
Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of its Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Acquiror and the Merger and other participants in the Merger that differ from the views of Piper Jaffray’s investment banking personnel.
This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should act, vote or make any election with respect to the Agreement, the Merger, the form of Merger Consideration or any other matter. Except with respect to the use of this opinion in connection with the proxy statement relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.
This opinion addresses solely the fairness, from a financial point of view, to holders of PCB Common Stock of the proposed Merger Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, Acquiror’s ability to fund or issue the merger consideration, any other terms contemplated by the Agreement or the fairness of the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the consideration to be received by holders of PCB Common Stock in the Merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Merger.

Partnership Community Bancshares, Inc.
January 22, 2019

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Merger Consideration to be received by the holders of PCB Common Stock pursuant to the Merger, is fair, from a financial point of view, to the holders of PCB Common Stock as of the date hereof.
Sincerely,
PIPER JAFFRAY & CO.

Annex C
WISCONSIN DISSENTERS’ RIGHTS STATUTES

SUBCHAPTER XIII OF THE
WISCONSIN BUSINESS CORPORATION LAW
180.1301. Definitions.
(1) “Beneficial shareholder” means a person who is a beneficial owner of shares held by a nominee as the shareholder.
(1m) “Business combination” has the meaning given in s. 180.1130 (3).
(2) “Corporation” means the issuer corporation or, if the corporate action giving rise to dissenters’ rights under s. 180.1302 is a merger or share exchange that has been effectuated, the surviving domestic corporation or foreign corporation of the merger or the acquiring domestic corporation or foreign corporation of the share exchange.
(3) “Dissenter” means a shareholder or beneficial shareholder who is entitled to dissent from corporate action under s. 180.1302 and who exercises that right when and in the manner required by ss. 180.1320 to 180.1328.
(4) “Fair value”, with respect to a dissenter’s shares other than in a business combination, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. “Fair value”, with respect to a dissenter’s shares in a business combination, means market value, as defined in s. 180.1130 (9) (a) 1. to 4.
(5) “Interest” means interest from the effectuation date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all of the circumstances.
(6) “Issuer corporation” means a domestic corporation that is the issuer of the shares held by a dissenter before the corporate action.
180.1302. Right to dissent.
(1) Except as provided in sub. (4) and s. 180.1008 (3), a shareholder or beneficial shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:
(a) Consummation of a plan of merger to which the issuer corporation is a party if any of the following applies:
1. Shareholder approval is required for the merger by s. 180.1103 or by the articles of incorporation.
2. The issuer corporation is a subsidiary that is merged with its parent under s. 180.1104.
3. The issuer corporation is a parent that is merged with its subsidiary under s. 180.1104. This subdivision does not apply if all of the following are true:
a. The articles of incorporation of the surviving corporation do not differ from the articles of incorporation of the parent before the merger, except for amendments specified in s. 180.1002 (1) to (9).
b. Each shareholder of the parent whose shares were outstanding immediately before the effective time of the merger holds the same number of shares with identical designations, preferences, limitations, and relative rights, immediately after the merger.

c. The number of voting shares, as defined in s. 180.1103 (5) (a) 2., outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of voting shares of the parent outstanding immediately before the merger.
d. The number of participating shares, as defined in s. 180.1103 (5) (a) 1., outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of participating shares of the parent outstanding immediately before the merger.
(b) Consummation of a plan of share exchange if the issuer corporation’s shares will be acquired, and the shareholder or the shareholder holding shares on behalf of the beneficial shareholder is entitled to vote on the plan.
(c) Consummation of a sale or exchange of all, or substantially all, of the property of the issuer corporation other than in the usual and regular course of business, including a sale in dissolution, but not including any of the following:
1. A sale pursuant to court order.
2. A sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.
(cm) Consummation of a plan of conversion.
(d) Except as provided in sub. (2), any other corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that the voting or nonvoting shareholder or beneficial shareholder may dissent and obtain payment for his or her shares.
(2) Except as provided in sub. (4) and s. 180.1008 (3), the articles of incorporation may allow a shareholder or beneficial shareholder to dissent from an amendment of the articles of incorporation and obtain payment of the fair value of his or her shares if the amendment materially and adversely affects rights in respect of a dissenter’s shares because it does any of the following:
(a) Alters or abolishes a preferential right of the shares.
(b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.
(c) Alters or abolishes a preemptive right of the holder of shares to acquire shares or other securities.
(d) Excludes or limits the right of the shares to vote on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.
(e) Reduces the number of shares owned by the shareholder or beneficial shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under s. 180.0604.
(3) Notwithstanding sub. (1) (a) to (c), if the issuer corporation is a statutory close corporation under ss. 180.1801 to 180.1837, a shareholder of the statutory close corporation may dissent from a corporate action and obtain payment of the fair value of his or her shares, to the extent permitted under sub. (1) (d) or (2) or s. 180.1803, 180.1813 (1) (d) or (2) (b), 180.1815 (3) or 180.1829 (1) (c).
(3m) Notwithstanding any other provision of this section, if the issuer corporation has become a benefit corporation under s. 204.104 (1) or (2), a shareholder of the benefit corporation may dissent from the amendment of the articles or the fundamental transaction to become a benefit corporation and obtain payment of the fair value of his or her shares, as provided in s. 204.104 (3). “Fair value” as used in this subsection means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable and not reduced by lack of marketability or minority discounts.
(4) Unless the articles of incorporation provide otherwise, subs. (1) and (2) do not apply to the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date fixed to determine the shareholders entitled to notice of a shareholders meeting at which shareholders are to vote on the proposed corporate action.
(5) Except as provided in s. 180.1833, a shareholder or beneficial shareholder entitled to dissent and obtain payment for his or her shares under ss. 180.1301 to 180.1331 may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder, beneficial shareholder or issuer corporation.
180.1303. Dissent by shareholders and beneficial shareholders.
(1) A shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of a shareholder who under this subsection asserts dissenters’ rights as to fewer than all of the shares registered in his or her name are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.
(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if the beneficial shareholder does all of the following:
(a) Submits to the corporation the shareholder’s written consent to the dissent not later than the time that the beneficial shareholder asserts dissenters’ rights.
(b) Submits the consent under par. (a) with respect to all shares of which he or she is the beneficial shareholder.
180.1320. Notice of dissenters’ rights.
(1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders and beneficial shareholders are or may be entitled to assert dissenters’ rights under ss. 180.1301 to 180.1331 and shall be accompanied by a copy of those sections.
(2) If corporate action creating dissenters’ rights under s. 180.1302 is authorized without a vote of shareholders, the corporation shall notify, in writing and in accordance with s. 180.0141, all shareholders entitled to assert dissenters’ rights that the action was authorized and send them the dissenters’ notice described in s. 180.1322.
180.1321. Notice of intent to demand payment.
(1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is submitted to a vote at a shareholders’ meeting, a shareholder or beneficial shareholder who wishes to assert dissenters’ rights shall do all of the following:
(a) Deliver to the issuer corporation before the vote is taken written notice that complies with s. 180.0141 of the shareholder’s or beneficial shareholder’s intent to demand payment for his or her shares if the proposed action is effectuated.
(b) Not vote his or her shares in favor of the proposed action.
(2) A shareholder or beneficial shareholder who fails to satisfy sub. (1) is not entitled to payment for his or her shares under ss. 180.1301 to 180.1331.

180.1322. Dissenters’ notice.
(1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders and beneficial shareholders who satisfied s. 180.1321.
(2) The dissenters’ notice shall be sent no later than 10 days after the corporate action is authorized at a shareholders’ meeting or without a vote of shareholders, whichever is applicable. The dissenters’ notice shall comply with s. 180.0141 and shall include or have attached all of the following:
(a) A statement indicating where the shareholder or beneficial shareholder must send the payment demand and where and when certificates for certificated shares must be deposited.
(b) For holders of uncertificated shares, an explanation of the extent to which transfer of the shares will be restricted after the payment demand is received.
(c) A form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the shareholder or beneficial shareholder asserting dissenters’ rights to certify whether he or she acquired beneficial ownership of the shares before that date.
(d) A date by which the corporation must receive the payment demand, which may not be fewer than 30 days nor more than 60 days after the date on which the dissenters’ notice is delivered.
(e) A copy of ss. 180.1301 to 180.1331.
180.1323. Duty to demand payment.
(1) A shareholder or beneficial shareholder who is sent a dissenters’ notice described in s. 180.1322, or a beneficial shareholder whose shares are held by a nominee who is sent a dissenters’ notice described in s. 180.1322, must demand payment in writing and certify whether he or she acquired beneficial ownership of the shares before the date specified in the dissenters’ notice under s. 180.1322 (2) (c). A shareholder or beneficial shareholder with certificated shares must also deposit his or her certificates in accordance with the terms of the notice.
(2) A shareholder or beneficial shareholder with certificated shares who demands payment and deposits his or her share certificates under sub. (1) retains all other rights of a shareholder or beneficial shareholder until these rights are canceled or modified by the effectuation of the corporate action.
(3) A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set in the dissenters’ notice, or a shareholder or beneficial shareholder with certificated shares who does not deposit his or her share certificates where required and by the date set in the dissenters’ notice, is not entitled to payment for his or her shares under ss. 180.1301 to 180.1331.
180.1324. Restrictions on uncertificated shares.
(1) The issuer corporation may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the corporate action is effectuated or the restrictions released under s. 180.1326.
(2) The shareholder or beneficial shareholder who asserts dissenters’ rights as to uncertificated shares retains all of the rights of a shareholder or beneficial shareholder, other than those restricted under sub. (1), until these rights are canceled or modified by the effectuation of the corporate action.
180.1325. Payment.
(1) Except as provided in s. 180.1327, as soon as the corporate action is effectuated or upon receipt of a payment demand, whichever is later, the corporation shall pay each shareholder or beneficial shareholder who has complied with s. 180.1323 the amount that the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(2) The payment shall be accompanied by all of the following:
(a) The corporation’s latest available financial statements, audited and including footnote disclosure if available, but including not less than a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any.
(b) A statement of the corporation’s estimate of the fair value of the shares.
(c) An explanation of how the interest was calculated.
(d) A statement of the dissenter’s right to demand payment under s. 180.1328 if the dissenter is dissatisfied with the payment.
(e) A copy of ss. 180.1301 to 180.1331.
180.1326. Failure to take action.
(1) If an issuer corporation does not effectuate the corporate action within 60 days after the date set under s. 180.1322 for demanding payment, the issuer corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
(2) If after returning deposited certificates and releasing transfer restrictions, the issuer corporation effectuates the corporate action, the corporation shall deliver a new dissenters’ notice under s. 180.1322 and repeat the payment demand procedure.
180.1327. After-acquired shares.
(1) A corporation may elect to withhold payment required by s. 180.1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date specified in the dissenters’ notice under s. 180.1322 (2) (c) as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.
(2) To the extent that the corporation elects to withhold payment under sub. (1) after effectuating the corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under s. 180.1328 if the dissenter is dissatisfied with the offer
180.1328. Procedure if dissenter dissatisfied with payment or offer.
(1) A dissenter may, in the manner provided in sub. (2), notify the corporation of the dissenter’s estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment received under s. 180.1325, or reject the offer under s. 180.1327 and demand payment of the fair value of his or her shares and interest due, if any of the following applies:
(a) The dissenter believes that the amount paid under s. 180.1325 or offered under s. 180.1327 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.
(b) The corporation fails to make payment under s. 180.1325 within 60 days after the date set under s. 180.1322 for demanding payment.
(c) The issuer corporation, having failed to effectuate the corporate action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set under s. 180.1322 for demanding payment.
(2) A dissenter waives his or her right to demand payment under this section unless the dissenter notifies the corporation of his or her demand under sub. (1) in writing within 30 days after the corporation made or offered payment for his or her shares. The notice shall comply with s. 180.0141.

180.1330. Court action.
(1) If a demand for payment under s. 180.1328 remains unsettled, the corporation shall bring a special proceeding within 60 days after receiving the payment demand under s. 180.1328 and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not bring the special proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(2) The corporation shall bring the special proceeding in the circuit court for the county where its principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall bring the special proceeding in the county in this state in which was located the registered office of the issuer corporation that merged with or whose shares were acquired by the foreign corporation.
(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding shall be served with a copy of the petition as provided in s. 801.14.
(4) The jurisdiction of the court in which the special proceeding is brought under sub. (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. An appraiser has the power described in the order appointing him or her or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
(5) Each dissenter made a party to the special proceeding is entitled to judgment for any of the following:
(a) The amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation.
(b) The fair value, plus accrued interest, of his or her shares acquired on or after the date specified in the dissenter’s notice under s. 180.1322 (2) (c), for which the corporation elected to withhold payment under s. 180.1327.
180.1331. Court costs and counsel fees.
(1)
(a) Notwithstanding ss. 814.01 to 814.04, the court in a special proceeding brought under s. 180.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court and shall assess the costs against the corporation, except as provided in par. (b).
(b) Notwithstanding ss. 814.01 and 814.04, the court may assess costs against all or some of the dissenters, in amounts that the court finds to be equitable, to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under s. 180.1328.
(2) The parties shall bear their own expenses of the proceeding, except that, notwithstanding ss. 814.01 to 814.04, the court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts that the court finds to be equitable, as follows:
(a) Against the corporation and in favor of any dissenter if the court finds that the corporation did not substantially comply with ss. 180.1320 to 180.1328.
(b) Against the corporation or against a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.
(3) Notwithstanding ss. 814.01 to 814.04, if the court finds that the services of counsel and experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel and experts reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers
Sections 180.0850 to 180.0859 of the WBCL require a corporation to indemnify any director or officer who is a party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and which is brought by or in the right of the corporation or by any other person. A corporation’s obligation to indemnify any such person includes the obligation to pay any judgment, settlement, forfeiture or fine, including any excise tax assessed with respect to an employee benefit plan, and all reasonable expenses, including fees, costs, charges, disbursements, attorney’s fees and other expenses except in those cases in which liability was incurred as a result of the breach or failure to perform a duty that the director or officer owes to the corporation and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the person has reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the person derived an improper personal profit; or (iv) willful misconduct.
An officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners: (i) by a majority vote of a disinterested quorum of the board of directors, or if such quorum of disinterested directors cannot be obtained, by a majority vote of a committee of two or more disinterested directors; (ii) by independent legal counsel; (iii) by a panel of three arbitrators; (iv) by an affirmative vote of disinterested shareholders; (v) by a court; or (vi) with respect to any additional right to indemnification granted, by any other method permitted in Section 180.0858 of the WBCL.
Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by a corporation at such time as the director or officer furnishes to the corporation written affirmation of his good faith belief that he has not breached or failed to perform his duties and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.
The indemnification provisions of Sections 180.0850 to 180.0859 of the WBCL are not exclusive. A corporation may expand an officer’s or director’s right to indemnification (i) in its articles of incorporation or bylaws; (ii) by written agreement between the director or officer and the corporation; (iii) by resolution of its board of directors; or (iv) by a resolution adopted, after notice, by a majority of all of the corporation’s voting shares then issued and outstanding.
Article X of the BFC Articles and Article VIII of the BFC Bylaws provide that BFC shall indemnify, to the fullest extent permitted by Wisconsin law, each person who may serve or who has served at any time as a director or officer of BFC or of any of its subsidiaries, or who at the request of BFC may serve or at any time has served as a director, officer, partner, trustee, member of any decision-making committee, employee or agent of, or in a similar capacity with, another organization, for all reasonable expenses incurred in connection with any proceeding to the extent he or she has been successful on the merits or otherwise. The WBCL provides that BFC shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of BFC against reasonable expenses incurred by him or her in connection with the proceeding.
In cases where a director of officer is not successful on the merits or otherwise, BFC shall indemnify a director or officer against liability incurred by the director or officer in a proceeding to which the director or officer was a party because he or she is a director or officer of BFC, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owes to BFC and the breach or failure to perform constitutes any of the following: (1) a willful failure to deal fairly with BFC or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (2) a violation of the criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (3) a transaction from which the director or officer derived an improper personal profit; or (4) willful misconduct.

In determining whether indemnification is required, the director or officer seeking indemnification shall select one of the following means for determining his or her right to indemnification:
(1)
by a majority vote of a quorum of the board of directors consisting of directors who are not at the time parties to the same or related proceedings. If a quorum of disinterested directors cannot be obtained, by majority vote of a committee duly appointed by the board of directors and consisting solely of two or more directors who are not at the time parties to the same or related proceedings. Directors who are parties to the same or related proceedings may participate in the designation of members of the committee;

(2)
By independent legal counsel selected by a quorum of the board of directors or its committee in the manner prescribed in paragraph (1) above or, if unable to obtain such a quorum or committee, by a majority vote of the full board of directors, including directors who are parties to the same or related proceedings; or

(3)
By the court conducting the proceedings or another court of competent jurisdiction, either on application by the director or officer for an initial determination or an application for review of an adverse indemnification under paragraph (1) or (2) above.

The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of no contest or an equivalent plea, does not, by itself, create a presumption that indemnification of a director or officer is not required.
Indemnification by BFC includes payment by BFC of reasonable expenses incurred in defending a proceeding in advance of the final disposition of such action or proceeding upon receipt from the person to be indemnified of   (i) a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to BFC and (ii) a written undertaking, executed personally or on his or her behalf, to repay the allowance and, if required by BFC, to pay reasonable interest on the allowance to the extent that it is ultimately determined that indemnification is not required and that indemnification is not ordered by a court. This undertaking shall be an unlimited general obligation of the director or officer and may be accepted without reference to his or her ability to repay the allowance, and may be secured or unsecured
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of BFC pursuant to the Articles of Incorporation or Bylaws, or otherwise, BFC has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
Item 21.   Exhibits and Financial Statements
A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.
Item 22.   Undertakings
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the

Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)
That every prospectus: (1) that is filed pursuant to paragraph (5) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX
Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated January 22, 2019, by and between Bank First National Corporation and Partnership Community Bancshares, Inc. (attached as Annex A to the proxy statement/prospectus contained in this registration statement).
2.2	Agreement and Plan of Merger, dated May 11, 2017, by and among Bank First National Corporation, BFNC Merger Sub, LLC, and Waupaca Bancorporation, Inc. (filed as Exhibit 2.1 to the Company’s Registration Statement on Form 10-12B (File No. 001-38676) filed with the SEC on September 24, 2018 and incorporated herein by reference).
2.3	First Amendment to Agreement and Plan of Merger, dated July 20, 2017, to that certain Agreement and Plan of Merger, dated as of May 11, 2017, by and among Bank First National Corporation, BFNC Merger Sub, LLC, and Waupaca Bancorporation, Inc. (filed as Exhibit 2.2 to the Company’s Registration Statement on Form 10-12B (File No. 001-38676) filed with the SEC on September 24, 2018 and incorporated herein by reference).
3.1	Restated Articles of Incorporation of Bank First National Corporation (filed as Exhibit 3.1 to the Company’s Registration Statement on Form 10-12B/A (File No. 001-38676) filed with the SEC on October 17, 2018 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Bank First National Corporation (filed as Exhibit 3.2 to the Company’s Registration Statement on Form 10-12B/A (File No. 001-38676) filed with the SEC on October 17, 2018 and incorporated herein by reference).
4.1	Form of Certificate of Common Stock of Bank First National Corporation (filed as Exhibit 4.1 to the Company’s Registration Statement on Form 10-12B (File No. 001-38676) filed with the SEC on September 24, 2018 and incorporated herein by reference).
5.1	Opinion of Alston & Bird LLP regarding the legality of the securities being registered.*
8.1	Opinion of Alston & Bird LLP regarding certain U.S. federal income tax matters.*
8.2	Opinion of Godfrey & Kahn, S.C. regarding certain U.S. federal income tax matters.*
10.1	Bank First National Corporation 2011 Equity Plan (filed as Exhibit 10.1 to the Company’s Registration Statement on Form 10-12B (File No. 001-38676) filed with the SEC on September 24, 2018 and incorporated herein by reference).
10.2	Amendments to Bank First National Corporation 2011 Equity Plan (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2019 and incorporated herein by reference).
10.3	Bank First National Amended and Restated Nonqualified Deferred Compensation Plan (filed as Exhibit 10.2 to the Company’s Registration Statement on Form 10-12B (File No. 001-38676) filed with the SEC on September 24, 2018 and incorporated herein by reference).
10.4	Amendment to Bank First National Amended and Restated Nonqualified Deferred Compensation Plan (filed as Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 26, 2019 and incorporated herein by reference).
21.1	Subsidiaries of Bank First National Corporation (filed as Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 26, 2019 and incorporated herein by reference).
23.1	Consent of Alston & Bird LLP (included in the opinions referred to in Exhibits 5.1 and 8.1 above).*
23.2	Consent of Godfrey & Kahn, S.C. (included in the opinion referred to in Exhibit 8.2 above).*
23.3	Consent of Porter Keadle Moore, LLC (with respect to Bank First National Corporation).
24	Power of Attorney (included on the signature page hereto).
99.1	Consent of Piper Jaffray & Co.
99.2	Form of Proxy of Partnership Community Bancshares, Inc.*

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, State of Wisconsin, on April 9, 2019.
BANK FIRST NATIONAL CORPORATION
By:
/s/ Michael B. Molepske

Name: Michael B. Molepske
Title:   President and Chief Executive Officer
By:
/s/ Kevin M. LeMahieu

Name: Kevin M. LeMahieu
Title   Chief Financial Officer
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael B. Molepske and Kevin LeMahieu his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and to sign any registration statement (and any post-effective amendments thereto) effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact, agent or his or her substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Michael G. Ansay Michael G. Ansay	Director; Chairman of the Board of Directors	April 9, 2019
/s/ Michael B. Molepske Michael B. Molepske	Director, President and Chief Executive Officer (Principal Executive Officer)	April 9, 2019
/s/ Kevin M. LeMahieu Kevin M. LeMahieu	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 9, 2019
/s/ Donald R. Brisch Donald R. Brisch	Director	April 9, 2019
/s/ Michael P. Dempsey Michael P. Demspey	Director	April 9, 2019
/s/ Robert D. Gregorski Robert D. Gregorski	Director	April 9, 2019
/s/ Katherine M. Reynolds Katherine M. Reynolds	Director	April 9, 2019

Signature	Title	Date
/s/ David R. Sachse David R. Sachse	Director	April 9, 2019
/s/ Peter J. Van Sistine Peter J. Van Sistine	Director	April 9, 2019
/s/ Robert J. Wagner Robert J. Wagner	Director	April 9, 2019